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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on December 13, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lone Pine Resources Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	27-3779606 (I.R.S. Employer Identification Number)

Suite 2500, 645-7 Avenue SW
Calgary, Alberta,
Canada T2P 4G8
(403) 292-8000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
(303) 812-1400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Alan P. Baden Shelley A. Barber Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000 (917) 849-5353 (fax)	Gary L. Sellers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000 (212) 455-2502 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)

Common stock, par value $0.01 per share, including the associated preferred share purchase rights(2)	$375,000,000	$26,738

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price includes amounts attributable to shares the underwriters may purchase to cover over-allotments, if any. See "Underwriting."

(2)
Each share of common stock registered hereunder will include an associated preferred share purchase right. Until the occurrence of certain prescribed events, none of which has occurred, the preferred share purchase rights will not be exercisable and may be transferred only with the common stock. No separate consideration will be payable for the preferred share purchase rights.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated December 13, 2010

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus

                    Shares

Lone Pine Resources Inc.

Common Stock

This is an initial public offering of common stock of Lone Pine Resources Inc. Lone Pine Resources Inc. is selling             shares of common stock. Lone Pine Resources Inc. is currently a wholly-owned subsidiary of Forest Oil Corporation.

Prior to this offering, there has been no public market for our common stock. The estimated initial public offering price is between $             and $             per share. We intend to apply to have our shares of common stock listed on the New York Stock Exchange under the symbol "LPR."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to Lone Pine Resources Inc., before expenses	$		$

Delivery of the shares of common stock is expected to be made on or about                    . We have granted the underwriters an option for a period of 30 days to purchase, on the same terms and conditions as set forth above, up to an additional                    shares of our common stock to cover over-allotments.

Investing in our common stock involves substantial risk. Please read "Risk factors" beginning on page 15.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan

Lone Pine Resources Inc.
Areas of Operations
Liard Basin
Evi
Peace River Arch
Ojay
Narraway
Wild River
Deep Basin
Utica Shale
Lone Pine acreage not to scale

	Reserves Dec. 31, 2009		Daily Sales Volumes Q3 2010		Acreage Sep. 30, 2010		Drilling Locations Sep. 30, 2010	
	Est. Proved	Est. PD	Working Interest	Net	Gross	Net	Proved Undeveloped	Other Identified
	Bcfe		MMcfe/d		Acres		Gross	
Deep Basin	173	129	55	52	198,341	125,134	57	708
Evi	76	17	10	9	48,160	40,862	106	213
Other Light Oil	7	7	2	2	5,600	4,450	1	16
Utica Shale	-	-	-	-	432,310	273,780	-	2,500
Liard Basin	-	-	-	-	61,720	60,927	-	150
Other	66	54	14	13	362,400	285,385	23	169
Total	**322**	**207**	**81**	**76**	**1,108,531**	**790,538**	**187**	**3,756**

Industry and market data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications, or other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable and that the information is accurate and complete, we have not independently verified the information.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in our common stock. You should carefully read the entire prospectus. In particular, you should read the sections entitled "Risk factors," "Forward-looking statements," and "Management's discussion and analysis of financial condition and results of operations," and the historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. Unless the context otherwise requires, information presented in this prospectus assumes that the underwriters' over-allotment option to purchase additional shares of our common stock is not exercised. Unless the context otherwise requires, references to "dollars" or "$" in this prospectus are to U.S. dollars.

Unless the context otherwise requires, any references in this prospectus to "we," "us," "our," "our company," or "Lone Pine" when used in a historical context refer to our predecessor, Canadian Forest Oil Ltd. and its consolidated subsidiary, which is being contributed to Lone Pine in connection with this offering, and when used in the present tense or prospectively, those terms refer to Lone Pine Resources Inc. and its consolidated subsidiaries, which will include Canadian Forest Oil Ltd., as in effect upon the completion of this offering. Unless the context otherwise requires, any references in this prospectus to "Forest" refer to Forest Oil Corporation and its consolidated subsidiaries, other than us. Unless the context otherwise requires, any references in this prospectus to "CFOL" or "our predecessor" refer to Canadian Forest Oil Ltd. and its consolidated subsidiary.

Unless the context otherwise requires, all operating data presented on a per unit basis is calculated based on net production volumes. Certain oil and gas industry terms used in this prospectus are defined in the "Glossary of oil and gas terms" beginning on page A-1 of this prospectus.

Our company

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. We have the following estimated proved reserves, production, acreage, and drilling locations:

•
approximately 322 Bcfe of estimated proved reserves as of December 31, 2009, of which approximately 69% was natural gas and approximately 64% was classified as proved developed;

•
average daily working interest and net sales volumes of 81 MMcfe/d and 76 MMcfe/d, respectively, for the third quarter of 2010, excluding wells shut-in due to infrastructure constraints that had 24-hour initial net production test rates totaling approximately 25 to 30 MMcfe/d;

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organic production growth of 36% during the nine-month period ending September 30, 2010, pro forma for divestitures;

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approximately 1.1 million gross (.8 million net) acres of land (approximately 80% of which is undeveloped) as of September 30, 2010; and

•
approximately 190 proved undeveloped drilling locations and approximately 3,800 other identified drilling locations as of September 30, 2010.

Subject to final budget approvals, during 2011, we plan to drill approximately 64 gross wells (58 net wells) in our core areas, all of which we expect to operate.

The following table presents summary data for each of our significant properties as of September 30, 2010, unless otherwise indicated.

	Estimated proved reserves (Bcfe)(1)	Estimated proved developed reserves (Bcfe)(1)	Average daily sales volumes (MMcfe/d)(2)		Acreage		Proved undeveloped drilling locations	Other identified drilling locations(3)
	Net	Net	Working interest	Net	Gross	Net	Gross	Gross

Narraway/Ojay	51	36	18	17	123,407	85,922	28	517
Wild River	96	69	29	28	27,040	14,133	26	160
Other Deep Basin	26	24	8	7	47,894	25,079	3	31

Total Deep Basin	173	129	55	52	198,341	125,134	57	708
Evi	76	17	10	9	48,160	40,862	106	213
Other light oil	7	7	2	2	5,600	4,450	1	16

Total light oil	83	24	12	11	53,760	45,312	107	229
Utica Shale	—	—	—	—	432,310	273,780	—	2,500
Liard Basin	—	—	—	—	61,720	60,927	—	150

Total shales	—	—	—	—	494,030	334,707	—	2,650
Other	66	54	14	13	362,400	285,385	23	169

Total	322	207	81	76	1,108,531	790,538	187	3,756

(1)   As of December 31, 2009.

(2)   Represents average daily working interest and net sales volumes for the three months ended September 30, 2010. "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens. "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(3)   Our identification of drilling locations is based on our assessment of current geoscientific, engineering, land, and well-spacing information, and we update and revise our drilling locations on a periodic basis as these factors change. "Other identified drilling locations" does not include proved undeveloped drilling locations or otherwise correspond to or include locations associated with our estimated proved reserves.

Significant properties

We have a well-balanced portfolio of oil and gas properties, consisting of low-risk natural gas and premium-priced light oil resource plays, as well as significant undeveloped potential associated with two shale gas plays. Our primary area of focus is in the Western Canadian Sedimentary Basin, which includes our Narraway/Ojay and Wild River fields in the Deep Basin and our Evi field in the Peace River Arch. In addition, we own significant acreage in the Utica Shale in Quebec and the Liard Basin in the southwest portion of the Northwest Territories, which are shale gas prospects that we believe have significant development potential.

Starting in the fourth quarter of 2009, we have endeavored to reposition our asset base, divesting approximately $148 million in non-core or non-operated assets, and spending approximately $47 million on new undeveloped leasehold acreage primarily in the Narraway/Ojay and Evi fields, which we believe have strong growth potential. During the nine-month period ending September 30, 2010, we achieved company-wide organic production growth, pro forma for divestitures, of approximately 36%, and we intend to build on that growth going forward. For more information about our significant properties, see "Business—Significant properties."

Deep Basin Area

We have approximately 125,000 net acres in the Deep Basin. Our development of these assets is primarily focused on our Narraway/Ojay and Wild River fields. Geologically, these fields have a minimum of ten different stacked producing intervals. Although many of these intervals have not been exploited horizontally, we believe that horizontal drilling and slick-water fracture stimulation will result in better initial production rates and recoveries than vertical wells. We have approximately 86,000 net acres in the Narraway/Ojay fields located in Alberta and British Columbia and approximately 14,000 net acres in the Wild River field located in the southeast portion of the Deep Basin.

Evi field

We have approximately 41,000 net acres in the Evi field located in the Peace River Arch. This position offers us a significant development opportunity for premium-priced light oil. To date, we have drilled 25 horizontal wells and more than doubled our average daily net sales volumes in this field to 1,500 Bbls per day for the third quarter of 2010. We believe that we can ultimately enhance production rates and recoveries in the Evi field through further development drilling and secondary recovery techniques, such as waterflooding.

Utica Shale

We have approximately 274,000 net acres in Quebec that are prospective for the Utica Shale. Natural gas produced from the Utica Shale in Quebec is in close proximity to major markets in Canada and the northeastern United States, which generally provides for a $0.50 to $1.00 premium in product pricing compared to NYMEX Henry Hub. In addition, the province of Quebec offers a favorable royalty regime and other incentives, which we believe, together with the fact that the Utica Shale is relatively shallow compared to other shale plays in North America, give this play an economic advantage.

Liard Basin

We have approximately 61,000 net acres in the Liard Basin in the Northwest Territories that are prospective for the Muskwa and Exshaw Shales. This is a newly developing natural gas shale play adjacent to the producing Horn River Basin. We believe that our acreage in the Liard Basin is analogous to the Muskwa Shale in the Horn River Basin. Our acreage is located in close proximity to a pipeline in the Northwest Territories providing for the sale and distribution of any natural gas produced.

Infrastructure

Since the beginning of 2009, we have spent $39 million in the construction of key infrastructure and the purchase of related equipment in the Narraway/Ojay fields. We have completed construction of a natural gas pipeline connecting shut-in wells from our Ojay acreage in British Columbia to sales meters in western Alberta. Our gas gathering system and associated facilities at the Narraway/Ojay fields were expanded in order to alleviate capacity restrictions, improve timely takeaway of our gas, and enable us to proceed with our development plan. At the Evi field, we installed infrastructure that allows us to transport by pipeline the majority of our oil production to a stock-tank battery, which has eliminated the cost of trucking and the downtime associated with weather-dependent access to some locations.

Our business strategy

Our business strategy is to increase stockholder value by efficiently increasing production, reserves, and cash flow by applying horizontal drilling and new completion technologies to our significant and diversified undeveloped acreage positions. We expect to execute this strategy while managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We endeavor to execute this strategy as follows:

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Exploit and develop resource plays by applying horizontal drilling and new completion technologies.  We intend to apply the latest exploitation technologies to our resource plays, including horizontal drilling and multi-stage hydraulic fracture stimulation techniques. We believe these technologies will provide for efficient production and reserve growth from our significant undeveloped acreage positions. Our Deep Basin area and Evi field each have a large number of remaining drilling locations where delineation drilling has established the existence of a consistent geologic trend, creating what we believe are repeatable development opportunities through horizontal and vertical drilling. In 2011, we intend to run a four-rig drilling program in the Deep Basin, targeting the multi-stacked natural gas intervals in our Narraway/Ojay fields, and a four-rig drilling program in the Evi field, targeting premium-priced light oil.

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Develop large shale positions.  We have significant undeveloped shale acreage positions in the Utica Shale in Quebec and the Liard Basin in the Northwest Territories, which are in the early stages of evaluation and have the potential to contain large-scale gas accumulations. We have achieved early progress in the Utica Shale through the drilling of nine exploration wells and the application of horizontal drilling and multi-stage fracturing technologies, which have demonstrated the potential to improve extraction efficiencies and economics. We plan to further explore each of our shale positions by taking deliberate steps to transition them into large-scale development projects. We expect to have a one-rig drilling program in the Utica Shale commencing in the second quarter of 2011. Additionally, we expect to evaluate our large shale position in the Liard Basin, commencing in late 2011, with the re-entry of an existing wellbore.

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Enhance returns by focusing on operational control and cost efficiencies.  We plan to develop and execute large-scale, repeatable drilling programs in areas where we have high working interests, concentrated land positions, large drilling inventory, and operational control to reduce costs and achieve economies of scale, thereby attaining higher rates of return on invested capital. Our plan is to further shift our focus from vertical development programs to horizontal drilling in order to improve initial production rates and overall recoveries, thereby enhancing overall program economics.

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Develop, expand, and rationalize our asset base through leasehold and property acquisitions, divestitures, and exploration.  We intend to pursue leasehold and property acquisitions to enhance existing business operations in our core areas and to gain entrance into new, complementary resource plays with a preference for liquids-rich hydrocarbon prospects. We also plan to pursue a measured exploration drilling program in these areas in order to expand the ultimate scope of commercial development of our asset base. As economic conditions permit, we intend to divest assets that do not fit our primary business strategy, including those without significant development opportunities.

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Maintain financial flexibility.  We expect to maintain a strong liquidity position to successfully execute our growth strategy through the application of budget controls and prudent financial management. We intend to focus on managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We also plan to support our prospective cash flow and EBITDA through the implementation of a measured commodity hedging program.

Our competitive strengths

We believe we have a number of competitive strengths that will help us to execute our business strategy:

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Large, contiguous acreage positions, with multi-year, diversified drilling inventory.  Our leasing efforts, which have included early identification and leasehold acquisition of acreage in prospective areas, have enabled us to develop large, contiguous acreage positions. In total, we have accumulated approximately 1.1 million gross (.8 million net) acres in prospective areas, with approximately 80% of the acreage classified as undeveloped as of September 30, 2010. Our acreage positions allow us to be more competitive in our development efforts through the execution of large-scale drilling and multi-stage fracture stimulation programs and the establishment of centralized gas gathering systems and associated facilities. We have a commodity-diverse drilling portfolio with over 50 proved undeveloped drilling locations and over 700 other identified drilling locations in the Deep Basin targeting natural gas and natural gas liquids, or NGLs, and over 100 proved undeveloped drilling locations and over 200 other identified drilling locations in our Evi field targeting premium-priced light oil. In addition, we have significant exploration potential across our acreage in the Utica Shale and the Liard Basin, with approximately 2,700 identified horizontal drilling locations prospective for shale gas.

•
Multi-stacked intervals in the Deep Basin, which yield low-risk incremental development opportunities.  The Deep Basin in Canada has historically been a highly prospective area for the production of natural gas and NGLs. The Deep Basin fields produce from a minimum of ten different intervals, many of which have not been exploited horizontally. With the advancement of drilling and completion technology, many of these intervals now have the potential to be developed with favorable economic results. We believe our interests in over 250 productive wells in the Deep Basin, completed in multiple zones, and our understanding of the geology of the basin give us a competitive advantage in the development of these unexploited intervals. Our primary focus in the Deep Basin will be in the Narraway/Ojay fields, with the Nikanassin interval being our anchor zone. We believe that the application of horizontal drilling and multi-stage fracturing technologies will allow us to develop this and other intervals at enhanced economic rates of return.

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Management and technical team with demonstrated operational and technical skills and experience in horizontal drilling.  Our management and technical team has extensive expertise in the oil and gas industry. We believe that our team is one of our principal competitive strengths, as evidenced by our track record in establishing, developing, and expanding our core assets with profitable rates of return. Our team has successfully implemented horizontal drilling and multi-stage hydraulic fracturing technologies and plans to expand the application of these technologies across our resource plays. Since the completion of our first horizontal well in the Evi field in 2006, we have drilled a total of 25 horizontal wells, improved production rates and recoveries by increasing the number of fracturing stages, and reduced drilling costs through efficiency gains. Further, key members of the team have gained lasting knowledge and experience through our relationship with Forest. In the fourth quarter of 2010, we intend to commence drilling a horizontal well in our Narraway/Ojay fields and implement the multi-stage fracturing techniques that Forest has successfully applied in the United States, particularly in the Granite Wash play in the Texas Panhandle. We expect to continue to pursue the application of horizontal drilling and multi-stage fracturing technologies on our resource bases.

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Operating control over a majority of our properties, with limited near-term lease expiries.  We have high working interests in our properties and currently operate 80% of our production. Further, we expect to operate substantially all of our planned 2011 drilling program. As the designated operator, we believe we can maintain control over capital expenditures, operating costs, and the pace of exploration and development. We also have limited near-term lease expiries. At September 30, 2010, approximately 89% of our net acreage was held by leases whose terms extend beyond the next three years.

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Focus on operational efficiencies and cost containment.  We have focused and will continue to focus on improving operational efficiencies and controlling costs. Comparing the twelve-month period ended December 31, 2008 to the nine months ended September 30, 2010, we have reduced our lease operating expense per unit by approximately 27%, to its current level of $.88 per Mcfe.

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Strong balance sheet.  Upon the completion of this offering, we anticipate repaying any intercompany amounts due to Forest in full and having no initial debt. Further, we expect to have a credit facility with an undrawn borrowing base and working capital that can be utilized to independently fund a multi-year exploration and development strategy associated with our large, multi-year drilling resources bases.

Our relationship with Forest

We are currently a wholly-owned subsidiary of Forest. Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and NGLs primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969. Forest's total estimated proved reserves as of December 31, 2009 were approximately 2,121 Bcfe. At December 31, 2009, approximately 83% of Forest's estimated proved oil and gas reserves were in the United States, approximately 15% were in Canada, and approximately 2% were in Italy.

Upon completion of this offering, Forest will own         % of our outstanding shares of common stock (         % if the underwriters exercise their over-allotment option in full). Forest will have the ability to direct the election of all of the members of our board of directors and to determine the outcome of other matters submitted to a vote of our stockholders. As of the date of this prospectus, we have no material assets or activities as a separate corporate entity. In connection with this offering, Forest will contribute its approximate 86.6% ownership interest in CFOL and its 100% direct and indirect ownership interest in each of Wiser Oil Delaware, Inc. and Wiser Delaware LLC, which collectively own the remaining ownership interest in CFOL. We refer to Wiser Oil Delaware, Inc. and Wiser Delaware LLC collectively as the Wiser Entities. CFOL owns all of Forest's operations in Canada and the businesses described in this prospectus.

Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," it intends to distribute, or spin-off, all of the remaining shares of our common stock that it owns to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. This offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off unless Forest has obtained a private letter ruling from the U.S. Internal Revenue Services, or IRS, and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. For a discussion of the conditions to this offering and the spin-off, see "Our relationship with Forest—Agreements between Forest and us—Separation and distribution agreement."

We depend on Forest for a number of administrative functions. Immediately prior to the completion of this offering, we will enter into agreements with Forest related to the separation of our business operations from Forest. These agreements will be in effect as of the completion of this offering and will govern various interim and ongoing relationships between Forest and us, including the extent and manner of our dependence on Forest for administrative services following the completion of this offering. For more information regarding these agreements, see "Our relationship with Forest" and the historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus. All of the agreements relating to our separation from Forest will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Forest. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk factors—Risks related to our relationship with Forest."

As of September 30, 2010, we had approximately $224 million of intercompany debt payable to Forest and $35 million of intercompany advances and accrued interest due to Forest. We estimate that the net proceeds from this offering of common stock, after deducting estimated

underwriting discounts and commissions and estimated offering expenses, will be approximately $              million ($              million if the underwriters exercise their over-allotment option in full), assuming an offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to repay our outstanding indebtedness to Forest, including intercompany advances and accrued interest, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital.

Risk factors

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus, and, in particular, you should evaluate the risk factors and other cautionary statements set forth below and under "Risk factors" in deciding whether to invest in our common stock. The following risks are discussed in more detail in "Risk factors" beginning on page 15.

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Oil, natural gas, and NGL prices and related differentials are volatile. Declines in commodity prices have adversely affected our financial condition and results of operations, cash flows, and ability to grow and in the future may adversely affect our financial condition and results of operations, cash flows, access to the capital markets, and ability to grow.

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We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy.

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Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values.

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Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates.

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Exploration and drilling activities involve substantial risks and may not result in commercially productive reserves.

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Drilling locations that we decide to drill may not yield oil, natural gas, or NGLs in commercially viable quantities.

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Our drilling locations are scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the significant amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

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As part of our ongoing operations, we plan to explore in new or emerging plays. As a result, our drilling in these areas is subject to greater risk and uncertainty.

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Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

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Our separation from Forest may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

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As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited.

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We may have potential business conflicts of interest with Forest regarding our past and ongoing relationships, and because of Forest's controlling ownership in us, the resolution of these conflicts may not be favorable to us.

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Your investment in our common stock may be adversely affected if Forest does not spin-off its ownership of our common stock.

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The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.

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We will be a "controlled company" within the meaning of the NYSE rules, and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

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There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Company information

Lone Pine was incorporated under the laws of the State of Delaware on September 30, 2010 and, until the completion of this offering, will be a wholly-owned subsidiary of Forest. Our principal executive offices are located at Suite 2500, 645-7 Avenue SW, Calgary, Alberta, Canada T2P 4G8. Our telephone number is (403) 292-8000. Our website address will be www.lonepineresources.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information on our website as part of this prospectus.

The offering

Common stock offered by us	shares
Underwriters' option to purchase additional common stock	shares
Common stock to be held by Forest immediately after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)
Common stock outstanding immediately after this offering	shares ( shares if the underwriters exercise their over-allotment option in full)
Use of proceeds
We estimate that the net proceeds from this offering of common stock, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $ million ($ million if the underwriters exercise their over-allotment option in full), assuming an offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds to repay our outstanding indebtedness owed to Forest, including intercompany advances and accrued interest, of $ million, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital. See "Use of proceeds."
Exchange listing	We intend to apply to have our shares of common stock listed on the New York Stock Exchange, or NYSE, under the symbol "LPR."

Unless we specifically state otherwise, all information in this prospectus regarding our common stock:

•
gives effect to the transactions described under "Our relationship with Forest;"

•
assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock; and

•
excludes shares of common stock reserved for issuance, if any, under equity incentive plans.

Summary historical and pro forma consolidated financial and other data

We derived the summary historical consolidated financial data of our predecessor, CFOL, as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007 from the audited historical consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the summary historical consolidated financial data of CFOL as of December 31, 2007 from the unaudited historical consolidated financial statements of CFOL that are not included in this prospectus. We derived the summary historical consolidated financial data of CFOL as of and for the nine months ended September 30, 2010 and 2009 from the unaudited consolidated financial statements of CFOL included elsewhere in this prospectus.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Following the completion of this offering, we expect to incur incremental general and administrative costs related to being a stand-alone public company. Accordingly, for this and other reasons, the historical results should not be relied upon as an indicator of our future performance.

The summary pro forma consolidated financial data presented for the year ended December 31, 2009 and as of and for the nine months ended September 30, 2010 is derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma consolidated financial statements give pro forma effect to:

•
the contribution by Forest of its approximate 86.6% ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us; and

•
the issuance by us to the public of             shares of common stock and the use of the net proceeds from this offering as described under "Use of proceeds."

The unaudited pro forma consolidated balance sheet data assumes the items listed above occurred as of September 30, 2010. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and the nine months ended September 30, 2010 assume the items listed above occurred as of January 1, 2009.

For a detailed discussion of the summary historical consolidated financial information contained in the following table, please read "Management's discussion and analysis of financial condition and results of operations." The following table should also be read in conjunction with "Use of proceeds," the historical consolidated financial statements of CFOL and the accompanying notes thereto, and our unaudited pro forma consolidated financial statements contained elsewhere in this prospectus. Among other things, the historical consolidated and unaudited pro forma consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Lone Pine Resources Inc. pro forma consolidated		Canadian Forest Oil Ltd. historical consolidated
			Nine months ended September 30,		Year ended December 31,
	Nine months ended September 30, 2010	Year ended December 31, 2009
(in thousands, except volumes, prices, and per unit data)
			2010	2009	2009	2008	2007

Statement of operations data:
Revenues			$110,864	$81,533	$112,076	$251,111	$191,423
Operating expenses:
Lease operating expenses			18,152	21,003	27,505	36,074	31,490
Production and property taxes			1,872	2,472	2,756	3,659	3,442
Transportation and processing costs			7,861	6,199	8,060	9,606	10,471
General and administrative			6,273	4,696	7,072	6,474	7,809
Depreciation, depletion, and amortization			45,516	43,131	56,464	86,331	84,585
Ceiling test write-down of oil and gas properties			—	199,021	199,021	—	—
Interest expense			5,157	12,035	16,157	14,364	14,380
Foreign currency exchange (gains) losses, net			(5,290)	(15,609)	(18,062)	20,440	(15,415)
Other, net			1,354	747	1,324	1,493	958

Earnings (loss) before income taxes			29,969	(192,162)	(188,221)	72,670	53,703
Income tax:
Current			—	—	—	280	(1,798)
Deferred			6,401	(49,723)	(49,293)	23,312	(2,098)

Total income tax			6,401	(49,723)	(49,293)	23,592	(3,896)

Net earnings (loss)			$23,568	$(142,439)	$(138,928)	$49,078	$57,599

Other financial data:
Adjusted EBITDA(1)			$76,126	$47,143	$66,368	$194,935	$138,156
Balance sheet data (at period end):
Oil and gas properties, net			$558,372	$531,690	$453,148	$675,135	$711,295
Total assets			656,653	585,781	515,636	726,895	791,714
Long-term debt(2)			—	135,430	—	94,415	129,126
Amounts due to Forest(3)			259,629	117,957	156,726	106,063	84,454
Total stockholders' equity			286,323	248,761	257,554	368,123	403,022
Cash flow information:
Net cash provided by operating activities			$64,711	$37,044	$50,339	$189,168	$124,168
Net cash provided by (used in) investing activities			(160,097)	(56,511)	28,483	(202,941)	(164,322)
Net cash provided by (used in) financing activities			94,875	23,154	(70,030)	6,778	39,353
Sales volumes and operating data:
Working interest sales volumes(4):
Natural gas (MMcf)			17,270	19,299	25,431	28,501	30,067
Oil and NGLs (MBbls)			900	818	1,076	1,300	1,259
Total natural gas equivalent (MMcfe)			22,670	24,206	31,888	36,300	37,622
Average daily sales volumes (MMcfe/d)(5)			83	89	87	99	103
Net sales volumes(6):
Natural gas (MMcf)			16,019	17,746	23,248	23,313	25,079
Oil and NGLs (MBbls)			756	655	856	1,102	1,060
Total natural gas equivalent (MMcfe)			20,555	21,676	28,384	29,925	31,439
Average daily sales volumes (MMcfe/d)(5)			76	79	78	82	86
Average sales price(7):
Natural gas (per Mcf)			$3.87	$3.04	$3.15	$6.98	$5.29
Oil and NGLs (per Bbl)			64.70	42.29	45.68	79.61	54.40
Cost and operating data per Mcfe(7):
Lease operating expenses			$0.88	$0.97	$0.97	$1.21	$1.00
Production and property taxes			0.09	0.11	0.10	0.12	0.11
Transportation and processing costs			0.38	0.29	0.28	0.32	0.33
General and administrative			0.31	0.22	0.25	0.22	0.25
Depreciation, depletion, and amortization			2.21	1.99	1.99	2.88	2.69

(1)   In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Non-GAAP financial measure—Adjusted EBITDA," below, for a reconciliation of Adjusted EBITDA to reported net earnings, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

(2)   Represents amounts due under our credit facility.

(3)   Includes our note payable to Forest, intercompany advances due to Forest, and accrued interest payable to Forest.

(4)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens.

(5)   The comparability of the reported average daily working interest and net sales volumes reported for the nine months ended September 30, 2010 to the prior periods was impacted by divestitures of certain non-core oil and gas properties, primarily in December 2009 and April 2010 that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

(6)   "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(7)   Calculated using net sales volumes.

Non-GAAP financial measure

Adjusted EBITDA

In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present, in the table above, earnings before interest, income taxes, depreciation, depletion, and amortization, and other non-cash operating items, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Lone Pine Resources Inc. pro forma consolidated		Canadian Forest Oil Ltd. historical consolidated
			Nine months ended September 30,
	Nine months ended September 30, 2010	Year ended December 31, 2009			Year ended December 31,
(in thousands)			2010	2009	2009	2008	2007

Net earnings (loss)			$23,568	$(142,439)	$(138,928)	$49,078	$57,599
Income tax expense (benefit)			6,401	(49,723)	(49,293)	23,592	(3,896)
Foreign currency exchange (gains) losses, net			(5,290)	(15,609)	(18,062)	20,440	(15,415)
Interest expense			5,157	12,035	16,157	14,364	14,380
Accretion of asset retirement obligations			774	727	1,009	1,130	903
Ceiling test write-down of oil and gas properties			—	199,021	199,021	—	—
Depreciation, depletion, and amortization			45,516	43,131	56,464	86,331	84,585

Adjusted EBITDA			$76,126	$47,143	$66,368	$194,935	$138,156

Summary reserve data

The following table presents summary data with respect to our estimated proved reserves as of the dates indicated. For additional information regarding our reserves, see "Business—Reserves." The estimated proved reserves as of December 31, 2009 presented in the table below were audited by DeGolyer and MacNaughton, our independent petroleum engineering firm, and were prepared consistent with the SEC's rules regarding oil and gas reserve reporting that are currently in effect. The estimated proved reserves as of December 31, 2008 and 2007 were also audited by DeGolyer and MacNaughton, and were prepared consistent with the former rules and regulations of the SEC regarding oil and gas reserve reporting as in effect during such periods.

	As of December 31,
	2009	2008	2007

Reserve data(1):
Estimated proved reserves:
Natural gas (MMcf)	221,201	237,515	208,198
Oil (MBbl)	15,364	7,359	6,219
Natural gas liquids (MBbl)	1,490	1,477	1,100
Total (MMcfe)	322,325	290,531	252,112
Proved developed (MMcfe)	206,952	227,300	193,120
Proved undeveloped (MMcfe)	115,373	63,231	58,992
Proved developed reserves as a % of total proved reserves	64%	78%	77%
Standardized measure (in thousands)(2)	$498,690	$520,675	$631,348

(1)   Our estimated proved reserves and standardized measure were determined using index prices for oil and natural gas and were held constant throughout the projected life of the properties. The NYMEX index prices were $95.98 per Bbl for oil and $6.80 per MMBtu for natural gas at December 31, 2007, and $44.60 per Bbl for oil and $5.71 per MMBtu for natural gas at December 31, 2008, and the unweighted arithmetic average first-day-of-the-month prices for the prior 12 months were $61.08 per Bbl for oil and $3.87 per MMBtu for natural gas at December 31, 2009. The NYMEX prices were adjusted by lease for quality, transportation fees, geographical differentials, marketing bonuses or deductions, and other factors affecting the price we receive at the point of sale.

(2)   Standardized measure is an estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and property taxes, future capital costs, operating expenses, and estimated future income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using liquids and natural gas prices and operating costs at the estimation date in accordance with SEC guidelines and are held constant for the life of the reserves.

Risk factors

Investing in our common stock involves substantial risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. If any of the following risks actually occur, our business, financial condition, cash flows, and results of operations could suffer materially and adversely. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows, and results of operations.

Risks relating to our business

Oil, natural gas, and NGL prices and related differentials are volatile. Declines in commodity prices have adversely affected, our business, financial condition, cash flows, and results of operations, and ability to grow and in the future may adversely affect our business, financial condition, cash flows, and results of operations, access to the capital markets, and ability to grow.

Our financial condition, operating results, and future rate of growth depend upon the prices that we receive for our oil, natural gas, and NGLs. Prices also affect our cash flow available for capital expenditures and our ability to access funds under our bank credit facility and through the capital markets. The amount available for borrowing under our bank credit facility is subject to a borrowing base, which is determined by our lenders taking into account our estimated proved reserves and is subject to periodic redeterminations based on pricing models determined by the lenders at such time. Declines in oil, natural gas, and NGL prices may adversely impact the value of our estimated proved reserves and, in turn, the market values used by our lenders to determine our borrowing base. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" for more details. Further, because we have elected to use the full cost accounting method, each quarter we must perform a "ceiling test" that is impacted by declining prices. Significant price declines could cause us to take one or more ceiling test write-downs, which would be reflected as non-cash charges against current earnings. See "—Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values."

Further, the differentials between (1) the prices that we realize for our oil, natural gas, and NGLs and (2) commonly-used benchmark prices for each product, are volatile and will change over time. For example, the prices that we receive for light oil produced in our Evi field are currently in excess of near-month futures prices quoted on the NYMEX for West Texas Intermediate oil; however, that premium may be eliminated or reversed in the future.

In addition, significant or extended price declines may also adversely affect the amount of oil, natural gas, and NGLs that we can produce economically. A reduction in production could result in a shortfall in our expected cash flows and require us to reduce our capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively impact our ability to replace our production and our future rate of growth.

The markets for oil, natural gas, and NGLs have been volatile historically, and we expect them to remain volatile in the future. Oil and natural gas spot prices reached at or near historical highs in July 2008. Prices have declined significantly since that time and may continue to fluctuate widely in the future. The prices we receive for our oil, natural gas, and NGLs depend upon factors beyond our control, including, among others:

•
domestic and global supplies, consumer demand for oil, natural gas, and NGLs, and market expectations regarding supply and demand;

•
domestic and worldwide economic conditions;

•
the impact of the U.S. dollar exchange rate on oil, natural gas, and NGL prices;

•
the proximity, capacity, cost, and availability of oil, natural gas, and NGL pipelines, processing, gathering, and other transportation facilities;

•
weather conditions;

•
political conditions, instability, and armed conflicts in oil-producing and gas-producing regions;

•
actions by the Organization of Petroleum Exporting Countries directed at maintaining prices and production levels;

•
the price and availability of imports of oil, natural gas, and NGLs;

•
the impact of energy conservation efforts and the price and availability of alternative fuels;

•
domestic and foreign governmental regulations and taxes; and

•
technological advances affecting energy consumption and supply.

These factors make it very difficult to predict future commodity price movements with any certainty. We sell the majority of our oil, natural gas, and NGL production at current spot prices rather than through fixed-price contracts. However, we intend in the future to enter into derivative instruments to reduce our exposure to fluctuations in oil, natural gas, and NGL prices. See "—Our use of hedging transactions could result in financial losses or reduce our income." Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other. Approximately 69% of our estimated proved reserves at December 31, 2009 were natural gas, and, as a result, our financial results will be more sensitive to fluctuations in natural gas prices.

We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy.

We require substantial capital expenditures to conduct our exploration, development, and production operations, engage in acquisition activities, and replace our production. Historically, we have funded our capital expenditures through a combination of our cash flows from operations, our bank credit facility, and borrowings from Forest. We also may engage in asset sale transactions to fund capital expenditures when market conditions permit us to complete transactions on terms we find acceptable.

As part of a divestiture program that was initiated by Forest in 2008 and continued throughout 2009, Forest's cash position increased significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, including amounts we had drawn on our bank credit facility, Forest advanced us $42 million in December 2009. We used this advance to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our credit facility in December 2009, and through September 30, 2010, our borrowings from Forest have increased from $136 million to $224 million. In addition, intercompany advances, including accrued interest, have increased from $21 million to $35 million during the same period. As of September 30, 2010, we had approximately $224 million of intercompany debt payable to Forest and $35 million of intercompany advances and accrued interest due to Forest. We intend to use the net proceeds from this offering to repay our outstanding indebtedness to Forest, including intercompany advances and accrued interest, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering.

Following completion of this offering, we intend to rely on cash flows from operations and borrowings under our bank credit facility and, occasionally, property sales as our primary sources of liquidity. There can be no assurance that such sources will be sufficient to fund our exploration, development, and acquisition activities. Following the completion of this offering, and prior to the later of the spin-off and the expiration of the lock-up period under the underwriting agreement, we will be unable to issue any additional stock to fund our exploration, development, and acquisition activities, subject to certain limited exceptions. Following the spin-off and the expiration of the lock-up period under the underwriting agreement, we may access the private or public equity or debt capital markets or complete asset sales to fund such activities, subject to certain limitations related to the spin-off, as described below. If our revenues and cash flows decrease in the future as a result of a decline in commodity prices or a reduction in production levels, however, and we are unable to obtain additional equity or debt financing in the private or public capital markets or access alternative sources of funds, we may be required to reduce the level of our capital expenditures and may lack the capital necessary to replace our reserves or maintain our production levels.

Our future revenues, cash flows, and spending levels are subject to a number of factors, including commodity prices, the level of production from existing wells, and our success in developing and producing new wells. Further, our ability to access funds under our bank credit facility will be based on a borrowing base, which will be subject to periodic redeterminations based on our estimated proved reserves and prices that will be determined by our lenders using the bank pricing prevailing at such time. If the prices for oil and natural gas decline, or if we have a downward revision in estimates of our proved reserves, the borrowing base may be reduced. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Bank credit facility" for more details.

Our ability to access the private and public equity and debt markets and complete future asset monetization transactions is also dependent upon oil, natural gas, and NGL prices, in addition to a number of other factors, some of which are outside our control. These factors include, among others:

•
the value and performance of our equity securities;

•
domestic and global economic conditions; and

•
conditions in the domestic and global financial markets.

In addition, immediately prior to the completion of this offering, we will enter into separation agreements with Forest to preserve the tax-free status of a potential spin-off. As a result, we will be restricted in our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering). See "—Risks related to our relationship with Forest—The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities."

The credit crisis and related turmoil in the global financial markets have had an impact on our business and our financial condition, and we may face additional challenges if economic and financial market conditions worsen.

The weakened economic conditions also may adversely affect the collectability of our trade receivables. For example, our accounts receivable are primarily from purchasers of our oil, natural gas, and NGL production and other exploration and production companies that own working interests in the properties that we operate. This industry concentration could adversely impact our overall credit risk because our customers and working interest owners may be similarly affected by changes in economic and financial market conditions, commodity prices, and other conditions. Further, a credit crisis and turmoil in the financial markets in the future could cause our commodity derivative instruments, if any, to be ineffective in the event a counterparty was unable to perform its obligations or sought bankruptcy protection.

Due to these factors, we cannot be certain that funding, if needed, will be available to the extent required, or on acceptable terms. If we are unable to access funding when needed on acceptable terms, we may not be able to fully implement our business plans, take advantage of business opportunities, respond to competitive pressures, or refinance our debt obligations as they come due, any of which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our future debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

After giving effect to this offering and the related transactions, we estimate that we will have no debt as of the close of this offering. Following this offering, we believe we will have the ability to incur debt, including under our bank credit facility. In the future, we may incur significant indebtedness in order to develop our properties. However, the amount of debt we will be able to incur will be primarily subject to the market value of our estimated proved reserves. Our future indebtedness could have important consequences to us, including:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired, or such financing may not be available on favorable terms;

•
covenants contained in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•
we may need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•
our debt level will make us more vulnerable to competitive pressures or a downturn in our business or in the economy generally than our competitors with less debt.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and commodity prices and financial, business, regulatory, and other factors, some of which are beyond our control. If our operating results are not sufficient to service our future indebtedness, we will be forced to take actions such as reducing or delaying business activities, acquisitions, investments, and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

A default by Forest under its bank credit facility could result in an acceleration of indebtedness under our bank credit facility, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Our bank credit facility is part of Forest's bank credit facilities, which we collectively refer to as the Credit Facilities. The Credit Facilities include certain covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also include certain financial covenants. For example, the Credit Facilities provide that Forest will not permit its ratio of total debt outstanding to EBITDA (as adjusted for non-cash charges) to be greater than (1) 4.50 to 1.00 for four consecutive fiscal quarters ending in 2009 and 2010, (2) 4.00 to 1.00 for four consecutive fiscal quarters ending in 2011, and (3) 3.50 to 1.00 for four consecutive fiscal quarters ending after 2011. If Forest were to fail to perform its obligations under the Credit Facilities, it could cause an event of default thereunder, and the Credit Facilities, including our bank credit facility, could be terminated and amounts outstanding could be declared immediately due and payable to the lenders. In addition, bankruptcy and insolvency events with respect to Forest or certain of its subsidiaries, including CFOL, will result in an automatic acceleration of indebtedness under the Credit Facilities. If the indebtedness under our bank credit facility were to be accelerated, our assets may not be sufficient to repay such indebtedness in full.

Our use of hedging transactions could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in oil, natural gas, and NGL prices, we expect to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production. Our commodity hedging agreements will be limited in duration, usually for periods of two years or less; however, in conjunction with acquisitions, we may enter into or acquire hedges for longer periods. Our hedging transactions will expose us to certain risks and financial losses, including, among others, the risk that:

•
we may be limited in receiving the full benefit of increases in oil, natural gas, and NGL prices as a result of these transactions;

•
we may hedge too much or too little production, depending on how oil, natural gas, and NGL prices fluctuate in the future;

•
there is a change to the expected differential between the underlying price and the actual price received; and

•
a counterparty to a hedging arrangement may default on its obligations to us.

Our hedging transactions will impact our earnings in various ways. Due to the volatility of oil, natural gas, and NGL prices, we may be required to recognize mark-to-market gains and losses on derivative instruments, as the estimated fair value of our commodity derivative instruments is subject to significant fluctuations from period-to-period. The amount of any actual gains or losses recognized will likely differ from our period-to-period estimates and will be a function of the actual price of the commodities on the settlement date of the derivative instrument. We expect that commodity prices will continue to fluctuate in the future, and, as a result, our periodic financial results will be subject to fluctuations related to our derivative instruments.

The implementation of financial reform legislation and regulations could have an adverse effect on our ability to use derivative instruments to hedge risks associated with our business.

To reduce our exposure to fluctuations in oil, natural gas, and NGL prices, we expect in the future to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production. Over-the-counter derivatives have been the subject of recent legislative and regulatory initiatives. In the United States, comprehensive financial reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was recently adopted that, among other things, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, including businesses like ours, that participate in that market. The Dodd-Frank Act requires the U.S. Commodities Futures Trading Commission, or the CFTC, and the U.S. Securities and Exchange Commission, or the SEC, to promulgate rules and regulations implementing the new legislation within 360 days from the date of enactment. The CFTC has also proposed regulations to set position limits for certain futures and option contracts in the major energy markets, although it is not possible at this time to predict whether or when the CFTC will adopt those rules or include comparable provisions in its rulemaking under the Dodd-Frank Act. In Canada, securities regulatory authorities have recently published a consultation paper on over-the-counter derivatives regulation, which includes proposals that are similar, in certain respects, to matters provided for under the Dodd-Frank Act. New regulations may require us to comply with margin requirements and with certain clearing and trade-execution requirements in connection with our derivatives activities, although the application of those provisions to us is uncertain at this time, and may also require the counterparties to our derivative instruments to spin-off some of their derivatives activities to a separate entity, which may not be as creditworthy as such counterparty. Such legislative and regulatory initiatives could significantly increase the cost of derivatives contracts (including through requirements to post collateral, which could adversely affect our available liquidity), materially alter the terms of derivatives contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure any derivatives contracts, and increase our exposure to less creditworthy counterparties. If we limit our use of derivatives as a result of any such legislative and regulatory initiatives, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil, natural gas, and NGL prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil, natural gas, and NGLs. Our revenues could, therefore, be adversely affected if a consequence of any new legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values.

We use the full cost method of accounting to report our oil and gas operations. Under this method, we capitalize the cost to acquire, explore for, and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of proved oil and gas properties may not exceed a "ceiling limit," which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%. If net capitalized costs of proved oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a "ceiling test write-down." Under the accounting rules, we are required to perform a ceiling test each quarter. A ceiling test write-down would not impact cash flow from operating activities, but it would reduce our stockholders' equity. See "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" for further details.

Investments in unproved properties, including capitalized interest costs, are also assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. The amount of impairment assessed, if any, is added to the costs to be amortized. If an impairment of unproved properties results in a reclassification to proved oil and gas properties, the amount by which the ceiling limit exceeds the capitalized costs of proved oil and gas properties would be reduced.

The risk that we will be required to write-down the carrying value of our oil and gas properties, our unproved properties, or goodwill, increases when oil, natural gas, and NGL prices are low. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or our unproved property values, or if estimated future development costs increase. For example, we recorded a non-cash ceiling test write-down of approximately $199 million in the first quarter of 2009. This write-down was reflected as a charge to net earnings. Additional ceiling test write-downs may be required if oil, natural gas, and NGL prices decline further, unproved property values decrease, estimated proved reserve volumes are revised downward, or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and natural gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates.

The proved oil and gas reserve information and the related future net revenues information contained in this prospectus represent only estimates, which are prepared by our internal staff of engineers and audited by DeGolyer and MacNaughton, an independent petroleum engineering firm. Estimating quantities of proved oil and gas reserves is a subjective, complex process and depends on a number of variable factors and assumptions. To prepare estimates of economically recoverable oil and gas reserves and future net cash flows, we:

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analyze historical production from the area and compare it to production rates from other producing areas;

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analyze available technical data, including geological, geophysical, production, and engineering data, and the extent, quality, and reliability of this data can vary; and

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make various economic assumptions, including assumptions about oil, natural gas, and NGL prices, drilling, operating, and production costs, severance and excise taxes, capital expenditures, workover and remedial costs, and the availability of funds.

As a result, these estimates are inherently imprecise. Ultimately, actual production, revenues, taxes, expenses, and expenditures relating to our reserves will vary from our estimates. Any significant inaccuracies in our assumptions or changes in operating conditions could cause the estimated quantities and net present value of the reserves contained in this prospectus to be significantly different from the actual quantities and net present value of our reserves. In addition, we may adjust our estimates of proved reserves to reflect production history, actual results, prevailing commodity prices, and other factors, many of which are beyond our control.

Further, you should not assume that any present value of future net cash flows from our estimated proved reserves contained in this prospectus represents the market value of our estimated proved reserves. We base the estimated discounted future net cash flows from our estimated proved reserves at December 31, 2009 on first-day-of-the-month average oil and natural gas prices for the twelve-month period preceding the estimate and on costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Actual future net revenues will be affected by factors such as the amount and timing of actual development expenditures, the rate and timing of production, and changes in governmental regulations and/or taxes. At December 31, 2009, approximately 36% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Our reserve estimates include the assumption that we will make significant capital expenditures to develop these undeveloped reserves, and the actual costs, development schedule, and results associated with these properties may not be as estimated. In addition, the 10% discount factor that we use to calculate the net present value of future net revenues and cash flows may not necessarily be the most appropriate discount factor, based on our cost of capital in effect from time to time and the risks associated with our business and the oil and gas industry in general.

Our failure to replace our reserves could result in a material decline in our reserves and production, which could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

In general, our proved reserves decline when oil and natural gas is produced, unless we are able to conduct successful exploitation, exploration, and development activities, or acquire additional properties containing proved reserves, or both. Our future performance, therefore, is dependent upon our ability to find, develop, and acquire additional oil and natural gas reserves that are economically recoverable. Exploring for, developing, or acquiring reserves is capital intensive and uncertain. We may not be able to economically find, develop, or acquire additional reserves, or may not be able to make the necessary capital investments if our cash flows from operations decline or external sources of capital become limited or unavailable. We cannot assure you that our future exploitation, exploration, development, and acquisition activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs. See "—We require substantial capital expenditures to conduct our operations, engage in acquisition activities, and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to execute our operating strategy" for a discussion of the impact of financial market conditions on our access to financing.

Exploration and drilling activities involve substantial risks and may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The seismic data and other technologies that we use when drilling wells do not allow us to conclusively determine prior to drilling a well whether oil, natural gas, or NGLs are present or can be produced economically. As a result, we may drill new wells or participate in new wells that are dry wells or are productive but not commercially productive, and, as a result, we may not recover all or any portion of our investment in the wells we drill or in which we participate.

The costs and expenses of drilling, completing, and operating wells are often uncertain. The presence of unanticipated pressures or irregularities in formations, miscalculations, or accidents may cause our drilling costs to be significantly higher than expected or cause our drilling activities to be unsuccessful or result in the total loss of our investment. Also, our development and exploration operations may be shortened, delayed, or canceled or we may incur significant expenditures that are not provided for in our capital budget as a result of a variety of factors, many of which are beyond our control, including, among others:

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unexpected drilling conditions;

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geological irregularities or pressure in formations;

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mechanical difficulties and equipment failures or accidents;

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increases in the costs of, or shortages or delays in the availability of, drilling rigs and related equipment;

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shortages in labor;

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adverse weather conditions;

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compliance with environmental and other governmental requirements;

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fires, explosions, blow-outs, or cratering; and

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restricted access to land necessary for drilling or laying pipelines.

Drilling activities are subject to many risks, including well blow-outs, cratering, and explosions, pipe failures, fires, uncontrollable flows of oil, natural gas, brine, or well fluids, other environmental hazards, and risks outside of our control, including the factors described above, and other risks associated with conducting drilling activities. Among other things, these risks include the risk of natural gas leaks, oil spills, pipeline ruptures, and discharges of toxic gases, any of which could result in substantial losses, personal injuries or loss of life, severe damage to or destruction of property, natural resources, and equipment, extensive pollution or other environmental damage, clean-up responsibilities, regulatory investigations, administrative, civil, and criminal penalties, and injunctions resulting in the suspension of our operations. If any of these risks occur, we could sustain substantial losses.

Competition within our industry is intense and may have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We operate in a highly competitive environment. We compete with major and independent oil and gas companies in acquiring desirable oil and gas properties and in obtaining the equipment and labor required to develop and operate such properties. We also compete with major and independent oil and gas companies in the marketing and sale of oil, natural gas, and NGLs. Many of these competitors are larger, including some of the fully integrated energy companies, and have financial, staff, and other resources substantially greater than ours. As a result, these companies may have greater access to capital and may be able to pay more for development prospects and producing properties, or evaluate and bid for a greater number of properties and prospects than our financial and staffing resources permit. Also, from time to time, we have to compete with financial investors in the property acquisition market, including private equity sponsors with more funds and access to additional liquidity. Factors that affect our ability to acquire properties include availability of desirable acquisition targets, staff, and resources to identify and evaluate properties, available funds, and internal standards for minimum projected return on investment. In addition, while costs for equipment, service, and labor in the industry, as well as the cost of properties available for acquisition, tend to fluctuate with oil, natural gas, and NGL prices, these costs often do not decrease proportionately to, or their decreases lag behind, decreases in commodity prices. This disconnect can negatively impact our cash flows and may put us at a competitive disadvantage with respect to companies that have greater financial and operational resources. In addition, oil and gas producers are increasingly facing competition from providers of non-fossil energy, and government policy may favor those competitors in the future. Many of these competitors have financial and other resources substantially greater than ours. We can give no assurance that we will be able to compete effectively in the future and that our business, financial condition, cash flows, and results of operations will not suffer as a result.

Drilling locations that we decide to drill may not yield oil, natural gas, or NGLs in commercially viable quantities.

We describe "other identified drilling locations" that are not proved undeveloped drilling locations and our plans to explore those drilling locations in this prospectus. Our other identified drilling locations are in various stages of evaluation, ranging from a location which is ready to drill to a location that will require substantial additional interpretation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil, natural gas, or NGLs in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively, prior to drilling, whether oil, natural gas, or NGLs will be present or, if present, whether oil, natural gas, or NGLs will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil, natural gas, or NGLs exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations, or producing fields will be applicable to our other identified drilling locations. In summary, the cost of drilling, completing, and operating any well is often uncertain, and new wells may not be productive.

Our drilling locations are scheduled to be drilled over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the significant amount of capital that would be necessary to drill a substantial portion of our potential drilling locations.

Our management has identified and scheduled drilling locations as an estimate of our future multi-year drilling activities on our existing acreage. As of September 30, 2010, we had only 187 drilling locations with proved undeveloped reserves attributed to them. All of our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations is subject to a number of uncertainties, including the availability of capital, seasonal conditions, regulatory approvals, oil, natural gas, and NGL prices, costs, and drilling results. Because of these uncertainties, we do not know if the drilling locations we have identified will ever be drilled or if we will be able to produce oil, natural gas, or NGLs from these or any other potential drilling locations.

As part of our ongoing operations, we plan to explore in new or emerging plays. As a result, our drilling in these areas is subject to greater risk and uncertainty.

We sometimes explore in new or emerging plays. These activities are more uncertain than drilling in areas that are developed and have established production. Because emerging plays and new formations have limited or no production history, we are less able to use past drilling results to help predict future results. The lack of historical information may result in our being unable to fully execute our expected drilling programs in these areas, or the return on investment in these areas may turn out to not be as attractive as anticipated. We cannot assure you that our future drilling activities in the Utica Shale in Quebec, the Liard Basin in the Northwest Territories, or other emerging plays will be successful or, if successful, will achieve the potential resource levels that we currently anticipate based on the drilling activities that have been completed or will achieve the anticipated economic returns based on our current cost models.

Our business, financial condition, cash flows, and results of operations may be adversely affected by foreign currency fluctuations and economic and political developments.

Currently, all of our oil and gas properties and operations are located in Canada. As a result, we are exposed to the risks of international operations, including political and economic developments, royalty and tax increases, changes in laws or policies affecting our exploration and development activities, and currency exchange risks, as well as changes in the policies of Canada affecting trade, taxation, and investment.

The costs and expenses of our operations are denominated in Canadian dollars. As a result, our reported profitability of our operations is subject to the risk of fluctuation in the exchange rates between the U.S. dollar and Canadian dollar. In addition, our operations are impacted by the regulatory requirements in the provinces and territories in which our operations are located, and our project economics are influenced by the differing royalty regimes in each of these locations. Any adverse regulatory developments relating to the royalty regimes applicable to our operations could have a material adverse effect on our business, financial condition, cash flows, and results of operations. See "—Our oil and gas operations are subject to various environmental and other governmental laws and regulations that materially affect our operations" and "Business—Industry regulation," "Business—Royalties," "Business—Land tenure," "Business—Environmental regulation," and "Business—Climate change regulation," for more detail on the Canadian regulatory framework.

Our oil and gas operations are subject to various environmental and other governmental laws and regulations that materially affect our operations.

Our oil and gas operations are subject to various Canadian federal, provincial, territorial, and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions, and regulate, among other things, land tenure and the production, handling, storage, transportation, and disposal of oil and gas, by-products from oil and gas, and other substances and materials produced or used in connection with oil and gas operations. Federal authorities do not regulate the price of oil and gas in export trade. However, Canadian law regulates the quantities of oil, natural gas, and NGLs that may be removed from the provinces and exported from Canada in certain circumstances, and regulatory requirements also exist related to licensing for drilling of wells, the method and ability to produce wells, surface usage, transportation of production from wells, and conservation matters. In addition, the provinces and territories in which we operate have legislation and regulations governing land tenure, royalties, production rates and taxes, environmental protection, and other matters under their respective jurisdiction. Compliance with these laws and regulations can affect the location or size of leases and facilities, prohibit or limit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties when production ceases. Failure to comply with these laws and regulations in effect from time to time may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial obligations, and issuance of injunctions that could delay, limit, or prohibit certain of our operations. Further, a significant spill from one of our facilities could have a material adverse effect on our business, financial condition, cash flows, and results of operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations. We may not be able to recover some or any of these costs from insurance.

Our operations are, and will continue to be, affected to varying degrees by laws and regulations regarding environmental protection, which may be changed to impose higher standards and potentially more costly obligations on us. Future environmental laws or regulations or approvals or processes required thereunder, and the direct and indirect costs of complying with such laws, regulations, approvals, or processes, may adversely affect our business, financial condition, cash flows, and results of operations. We believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. See "Business—Environmental regulation." Canada is also a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto

Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide, and other greenhouse gases, or GHGs, and the Canadian federal, provincial, and territorial governments are continuing to assess and develop their GHG emission reduction strategies. See "Business—Climate change regulation." The direct and indirect costs of complying with any emission reduction requirements arising from the implementation of any such strategies may adversely affect our business, financial condition, cash flows, and results of operations.

New laws or regulatory requirements relating to hydraulic fracturing could make it more difficult or costly for us to perform fracturing of producing formations and could have an adverse effect on our ability to produce oil and gas from new wells.

Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons. The process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production. Some concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including with respect to the effect on water resources. In the province of Quebec, for example, the Bureau d'audiences publiques sur l'environnement (BAPE), an environmental review agency that reports to the Government of Quebec, was requested to hold public hearings on a new oil and gas regulatory regime for Quebec and to review environmental and health and safety issues concerning hydraulic fracturing in anticipation of new oil and gas legislation expected to be introduced in 2011. This follows regulatory initiatives in the United States, where some states have adopted or are considering the adoption of regulations that could restrict hydraulic fracturing in certain circumstances and require disclosure of chemicals used in the fracturing process, and the U.S. Environmental Protection Agency and a committee of the U.S. House of Representatives have both initiated reviews of hydraulic fracturing practices. If new laws or regulatory requirements that significantly restrict hydraulic fracturing are adopted in any jurisdiction in which we operate, whether as a consequence of environmental concerns or otherwise, it may become more difficult or costly for us to perform fracturing to stimulate production from tight formations. In addition, additional permitting, disclosure, or other regulatory obligations may make it more difficult for us to complete oil and natural gas wells and cause permitting delays and potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil, natural gas, and NGLs that we are ultimately able to produce from our reserves.

Aboriginal peoples have claimed aboriginal title and rights in portions of Canada.

Aboriginal peoples have claimed aboriginal title and rights in portions of Canada. We are not aware that any claims have been made against us in respect of our properties and assets; however, if a claim arose and was successful, such claim may have a material adverse effect on our business, financial condition, cash flows, and results of operations. Our operations may be delayed or interrupted to the extent that they are deemed to encroach on the traditional rights of aboriginal people to hunt, trap, or otherwise have access to natural resources. For example, we encountered certain infrastructure constraints in our Ojay field in British Columbia, due in part to a several-month delay in permitting required for gathering pipelines recently installed in the field, while an aboriginal people considered the installation's potential impact on their traditional land use. We may face similar delays and interruptions in the future.

The marketability of our production is dependent upon transportation and processing facilities over which we may have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of pipelines, natural gas gathering systems, and processing facilities. Any significant change in market factors affecting these infrastructure facilities, as well as delays in the construction of new infrastructure facilities, could harm our business. We deliver a portion of our oil, natural gas, and NGLs through gathering facilities that we do not own or operate. As a result, we are subject to the risk that these facilities may be temporarily unavailable due to mechanical reasons or market conditions, or may not be available to us in the future. If we experience interruptions or loss of pipelines or access to gathering systems that impact a substantial amount of our production, it could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

We may not be insured against all of the operating risks to which our business is exposed.

The exploration, development, and production of oil, natural gas, and NGLs involve operating risks. These risks include the risk of fire, explosions, blow-outs, pipe failure, damaged drilling and oil field equipment, abnormally pressured formations, weather-related issues, and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures, or discharges of toxic gases. If any of these industry-operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources, and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations. Consistent with industry practice, we maintain insurance against some, but not all, of the risks described above. Generally, pollution-related environmental risks are not fully insurable. We do not insure against business interruption. We cannot assure that our insurance will be fully adequate to cover other losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase.

We will incur increased legal, accounting, and other costs as a result of being a public company.

Prior to this offering, as a subsidiary of a publicly-held company, we were not directly responsible for the corporate governance and financial reporting practices, policies, and disclosure required of a publicly-traded company. As a public company, we will incur significant legal, accounting, and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the Dodd-Frank Act, as well as new rules implemented by the SEC and the NYSE, require or may require changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. All of the foregoing may cause our costs to be higher than the historical costs associated with these areas reflected in our financial statements.

Our results as a separate, stand-alone company could be materially different from those portrayed in our historical financial results.

The historical financial information included in this prospectus has been derived from the consolidated historical financial statements of CFOL. The historical costs and expenses reflected in CFOL's financial statements include a management fee intended to reimburse Forest for certain corporate functions provided by Forest on our behalf, including, among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, and human resources services. The management fee was based on what Forest considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. In addition, a portion of the interest costs reflected in CFOL's consolidated financial statements was associated with a note payable to and advances from Forest, which provided for interest rates that may not have been comparable with the rates we would have negotiated with a third party. Other significant changes may occur in our cost structure, management, financing, and business operations as a result of operating as a separate, stand-alone public company. For additional information, see "Selected historical consolidated financial and other data," "Management's discussion and analysis of financial condition and results of operations," and the consolidated historical financial statements and the notes thereto included elsewhere in this prospectus.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned, and our share price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries' internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on management's assessment and the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be reported on in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2012. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are complex and require significant documentation, testing, and possible remediation. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Our separation from Forest may adversely affect our business, and we may not achieve some or all of the expected benefits of the separation.

We may not be able to achieve the full strategic and financial benefits expected to result from our separation from Forest, or such benefits may be delayed or not occur at all. These benefits include allowing us to adopt the capital structure and investment policy best suited to our financial profile and business needs, as well as resolving the current competition for capital among Forest's business units, including us. We may not achieve these anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

Risks related to our relationship with Forest

Following this offering, we will continue to depend on Forest to provide us with certain services for our business.

We have operated as a wholly-owned subsidiary of Forest. Certain administrative services required by us for the operation of our business are currently provided by Forest and its subsidiaries, including services related to executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, and human resources. Prior to the completion of this offering, we will enter into agreements with Forest related to the separation of our business operations from Forest, including a transition services agreement. Under the terms of the transition services agreement, which will be signed immediately prior to the completion of this offering, Forest will provide us with certain administrative services, including, among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and investor relations. The services provided under the transition services agreement will terminate upon the later of (1) six months after the completion of this offering or (2) the spin-off; provided, however, that if the spin-off has not occurred by                           , 2012, then the transition services agreement will terminate on such date. We believe it is necessary for Forest to provide these services for us under the transition services agreement to facilitate the efficient operation of our business as we transition to becoming a public company. We will, as a result, initially depend on Forest for transition services following this offering. See "Our relationship with Forest—Agreements between Forest and us—Transition services agreement."

Once the transition period specified in the transition services agreement has expired, or if Forest does not or is unable to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to implement substitute arrangements on a timely basis on terms that are favorable to us, or at all.

As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited.

After the completion of this offering, Forest will own         % of the outstanding shares of our common stock (         % if the underwriters exercise their over-allotment option in full). As long as Forest has voting control of our company, Forest will have the ability to take many stockholder actions, including the election or removal of directors, irrespective of the vote of, and without prior notice to, any other stockholder. As a result, Forest will have the ability to influence or control all matters affecting us, including:

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the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

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any determinations with respect to acquisitions of businesses, mergers, or other business combinations;

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our acquisition or disposition of assets;

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our capital structure;

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changes to the agreements relating to our separation from Forest;

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our payment or non-payment of dividends on our common stock; and

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determinations with respect to our tax returns.

Forest's interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that Forest takes with respect to us, as our controlling stockholder, may not be favorable to us. In addition, this voting control may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price. At any time following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," Forest has the right to spin-off shares of our common stock that it owns to its shareholders. In addition, after the expiration or waiver of the applicable lock-up period described under "Underwriting," Forest has the right to sell a controlling interest in us to a third party, without your approval and without providing for a purchase of your shares. There is no assurance that Forest will effect the spin-off, and if Forest elects not to effect the spin-off, it could remain our stockholder for an extended or indefinite period of time. In addition, Forest may decide not to complete the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Forest or its shareholders. As a result, the spin-off may not occur by the contemplated time or at all. See "Shares eligible for future sale."

We may have potential business conflicts of interest with Forest regarding our past and ongoing relationships, and because of Forest's controlling ownership in us, the resolution of these conflicts may not be favorable to us.

Conflicts of interest may arise between Forest and us in a number of areas relating to our past and ongoing relationships, including:

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labor, tax, employee benefit, indemnification, and other matters arising under the separation agreements;

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employee recruiting and retention;

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sales or distributions by Forest of all or any portion of its ownership interest in us, which could be to one of our competitors; and

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business opportunities that may be attractive to both Forest and us.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

For two years after the completion of this offering, (1) Forest will agree not to acquire any oil and gas properties in Canada, unless such oil and gas properties in Canada constitute less than a majority of the assets included in a particular business opportunity and (2) we will agree not to acquire any oil and gas properties in the United States, unless such oil and gas properties in the United States constitute less than a majority of the assets included in a particular business opportunity. However, during this two-year period, if Forest obtains our prior consent with respect to a defined area in Canada, it may engage in activities in that area, and, similarly, if we obtain Forest's prior consent with respect to a defined area in the United States, we may engage in activities in that area.

For two years after the completion of this offering, neither we nor Forest will be permitted to solicit each other's active employees for employment without the other's consent.

Pursuant to the terms of our certificate of incorporation, Forest is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Forest before us.

Our certificate of incorporation provides that, until both (1) Forest and its subsidiaries no longer beneficially own 50% or more of the voting power of all then outstanding shares of our capital stock generally entitled to vote in the election of our directors and (2) no person who is a director or officer of Forest or of a subsidiary of Forest is also a director or officer of ours:

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Forest is free to compete with us in any activity or line of business, except as provided in the separation and distribution agreement or other written agreement between us and Forest;

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we do not have any interest or expectancy in any business opportunity, transaction, or other matter in which Forest engages or seeks to engage merely because we engage in the same or similar lines of business;

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to the fullest extent permitted by law, Forest will have no duty to communicate its knowledge of, or offer, any potential business opportunity, transaction, or other matter to us, and Forest is free to pursue or acquire such business opportunity, transaction, or other matter for itself or direct the business opportunity, transaction, or other matter to its affiliates; and

•
if any director or officer of Forest who is also one of our officers or directors becomes aware of a potential business opportunity, transaction, or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that business opportunity to us, and will be permitted to communicate or offer that business opportunity to Forest (or its affiliates) and that director or officer will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the business opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders.

At the completion of this offering, our board of directors will include persons who are also directors and/or officers of Forest. In addition, after the completion of the spin-off, we expect that our board of directors will continue to include persons who are also directors and/or officers of Forest. As a result, Forest may gain the benefit of corporate opportunities that are presented to these directors.

Our separation agreements with Forest require us to assume the past, present, and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

We negotiated our separation agreements with Forest as a wholly-owned subsidiary of Forest and will enter into these agreements immediately prior to the completion of this offering. If these agreements had been negotiated with unaffiliated third parties, they might have been more favorable to us. Pursuant to these agreements, we have agreed to indemnify Forest for, among other matters, all past, present, and future liabilities (other than tax liabilities which will be governed by the tax sharing agreement as described herein; see "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement") related to our business, and we have assumed these liabilities under the separation agreements. Such liabilities include unknown liabilities that could be significant. The allocation of assets and liabilities between Forest and us may not reflect the allocation that would have been reached between two unaffiliated parties. See "Our relationship with Forest—Agreements between Forest and us" for a description of these obligations and the allocation of liabilities between Forest and us.

Your investment in our common stock may be adversely affected if Forest does not spin-off the shares of our common stock owned by Forest.

Forest has advised us that, following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," it intends to spin-off all of the remaining shares of our common stock that it owns to its shareholders as soon as practicable. Forest expects that the spin-off will occur approximately four months following the completion of this offering. This offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. Unless and until such a spin-off occurs, we will face the risks discussed in this prospectus relating to Forest, including its control of us and potential conflicts of interest between Forest and us. In addition, if a spin-off does not occur, the liquidity of the market for our common stock may be constrained for as long as Forest continues to hold a significant position in our common stock. A lack of liquidity in the market for our common stock may adversely affect our share price.

The separation agreements may limit our ability to obtain additional financing or make acquisitions and may require us to pay significant tax liabilities.

We may engage, or desire to engage, in future financings or acquisitions. However, because the separation agreements are designed to preserve the tax-free status of the spin-off, we have agreed to certain restrictions in those agreements that may severely limit our ability to effect future financings or acquisitions. For the spin-off to be tax-free to Forest and its shareholders, among other things, Forest must own at least 80% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors (and at least 80% of the shares of any class of non-voting stock) at the time of the spin-off. Therefore, prior to the spin-off, we will be unable to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements). We also will be restricted in our ability to sell assets during the pre-spinoff period. In addition, for a period of two years after the date of the spin-off, we will agree to be subject to certain restrictions under which we will be permitted to take certain actions only if Forest receives a private letter ruling from the IRS and/or if we obtain, and provide to Forest, an opinion from a law firm or accounting firm, in either case, acceptable to Forest in its sole discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the spin-off. Thus, for that two year period, these covenants will restrict our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements), or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering). See "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement" for a description of these restrictions.

In addition, we have agreed with Forest that we will not (without Forest's prior written consent) take any of the following actions prior to the spin-off:

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acquire any businesses or assets with an aggregate value of more than $5 million for all such acquisitions;

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dispose of any assets with an aggregate value of more than $5 million for all such dispositions; and

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acquire any equity or debt securities of any other person with an aggregate value of more than $5 million for all such acquisitions.

The separation agreements also provide that for so long as Forest owns 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not (without the prior written consent of Forest) take any actions that could reasonably result in Forest being in breach or in default under any contract or agreement. Also, for so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness (other than under our bank credit facility) if the incurrence of indebtedness (1) will cause Forest to be in breach or default under any contract or agreement, (2) is reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million. This restriction against the incurrence of additional indebtedness will not, however, affect our ability to borrow under our bank credit facility.

Finally, we are required to indemnify Forest against certain tax-related liabilities incurred by Forest relating to a potential spin-off, to the extent caused by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Forest) that would result if the spin-off failed to qualify as a tax-free transaction.

See "Our relationship with Forest—Agreements between Forest and us" for a description of the separation agreements.

We will not have complete control over our tax decisions and could be liable for income taxes owed by Forest.

For so long as Forest continues to own at least 80% of the total voting power and value of our common stock, we and our U.S. subsidiaries will be included in Forest's consolidated group for U.S. federal income tax purposes. In addition, we or one or more of our U.S. subsidiaries may be included in the combined, consolidated, or unitary tax returns of Forest or one or more of its subsidiaries for U.S. state or local income tax purposes. Under the tax sharing agreement, we generally will pay to, or receive from, Forest the amount of U.S. federal, state, and local income taxes that we would be required to pay to, or entitled to receive from, the relevant taxing authorities if we and our U.S. subsidiaries filed combined, consolidated, or unitary tax returns and were not included in the combined, consolidated, or unitary tax returns of Forest or its subsidiaries. In addition, by virtue of its controlling ownership and the tax sharing agreement, Forest will effectively control all of our U.S. tax decisions in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. The tax sharing agreement provides that Forest will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to us, to file all income tax returns on our behalf, and to determine the amount of our liability to, or entitlement to payment from, Forest in connection with any combined, consolidated, or unitary income tax returns in which we (or any of our subsidiaries) are included. This arrangement may result in conflicts of interest between Forest and us. For example, under the tax sharing agreement, Forest will be able to choose to contest, compromise, or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Forest and detrimental to us. See "Our relationship with Forest—Agreements between Forest and us—Tax sharing agreement."

Moreover, notwithstanding the tax sharing agreement, U.S. federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Forest or other members of the group fail to make any U.S. federal income tax payments required by law, we could be liable for the shortfall. Similar principles may apply for foreign, state, or local income tax purposes where we file combined, consolidated, or unitary returns with Forest or its subsidiaries for federal, foreign, state, or local income tax purposes.

If, following the completion of the spin-off, there is a determination that the spin-off is taxable for U.S. federal income tax purposes because the facts, assumptions, representations, or undertakings underlying the IRS private letter ruling or tax opinions are incorrect or for any other reason, then Forest and its shareholders could incur significant income tax liabilities, and we could incur significant liabilities.

This offering and the spin-off will be conditioned upon, among other things, Forest's receipt of a private letter ruling from the IRS, and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. The ruling and the opinions will rely on certain facts, assumptions, representations, and undertakings from Forest and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, Forest and its shareholders may not be able to rely on the ruling or the opinions of its tax advisor and could be subject to significant tax liabilities. Notwithstanding the private letter ruling or the opinions of Forest's tax advisor, the IRS could determine upon audit that the spin-off is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Forest or us after the spin-off. If the spin-off is determined to be taxable for U.S.

federal income tax purposes, Forest and its shareholders could incur significant income tax liabilities, and we could incur significant liabilities. For a description of the sharing of such liabilities between Forest and us, see "Our Relationship with Forest—Agreements between Forest and us—Separation and distribution agreement" and "—Tax sharing agreement."

Third parties may seek to hold us responsible for liabilities of Forest that we did not assume in our agreements.

Third parties may seek to hold us responsible for retained liabilities of Forest. Under the separation agreements, Forest has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Forest.

Our prior and continuing relationship with Forest exposes us to risks attributable to businesses of Forest.

Forest is obligated to indemnify us for losses that a party may seek to impose upon us or our affiliates for liabilities relating to the business of Forest that are incurred through a breach of the separation agreements or any ancillary agreement by Forest or its affiliates other than us, if losses are attributable to Forest in connection with this offering or are not expressly assumed by us under the separation agreements. Immediately following this offering, any claims made against us that are properly attributable to Forest in accordance with these arrangements would require us to exercise our rights under the separation agreements to obtain payment from Forest. We are exposed to the risk that, in these circumstances, Forest cannot, or will not, make the required payment.

Our directors and executive officers who own shares of common stock of Forest, who hold options to acquire common stock of Forest or other Forest equity-based awards, or who hold positions with Forest, may have actual or potential conflicts of interest.

Ownership of shares of common stock of Forest, options to acquire shares of common stock of Forest, and other equity-based securities of Forest by certain of our directors and officers after this offering, and the presence of directors or officers of Forest on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Forest than they do for us. Certain of our directors will hold director and/or officer positions with Forest or beneficially own significant amounts of common stock of Forest. See "Management."

In addition, initially, if our board of directors does not form a compensation committee in connection with the completion of this offering, the Forest compensation committee may make recommendations to our board of directors regarding compensation for our directors and officers, which could also create, or appear to create, similar potential conflicts of interest. See "Management" for a description of the extent of the relationship between our directors and officers and directors and officers of Forest.

We will be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering and prior to the spin-off, Forest will own more than 50% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, and we will be a "controlled company" under the NYSE corporate governance standards. As a controlled company, we intend to rely on certain exemptions from the NYSE standards that will enable us not to comply with certain NYSE corporate governance requirements, including the requirements that:

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a majority of our board of directors consists of independent directors;

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we have a nominating and governance committee that is composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities;

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we have a compensation committee that is composed entirely of independent directors, with a written charter addressing the committee's purpose and responsibilities; and

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we conduct an annual performance evaluation of the nominating and governance committee and compensation committee.

We intend to rely on some or all of these exemptions, and, as a result, prior to the spin-off, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Risks related to this offering

There currently exists no market for our common stock. An active trading market may not develop for our common stock, and the price of our common stock may be subject to factors beyond our control. If our share price fluctuates after this offering, you could lose all or a significant part of your investment.

Prior to this offering, no public market existed for our common stock. An active and liquid market for the common stock may not develop following the completion of this offering or, if developed, may not be maintained. If an active public market does not develop or is not maintained, you may have difficulty selling your shares. The initial public offering price of our common stock was determined by negotiations between us, Forest, and the underwriters for this offering and may not be indicative of the price at which the common stock will trade following the completion of this offering.

The market price of our common stock may also be influenced by many other factors, some of which are beyond our control, including, among other things:

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actual or anticipated variations in quarterly and annual operating results;

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changes in financial estimates and recommendations by research analysts following our common stock or the failure of research analysts to cover our common stock after this offering;

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actual or anticipated changes in the Canadian and U.S. economies or the oil and gas industry;

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terrorist acts or wars;

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weather and acts of God;

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changes in the stock price of other oil and gas companies;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures, or other strategic initiatives;

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actual or anticipated sales or distributions of shares of our common stock by Forest, as well as by our officers and directors, whether in the market, in subsequent public offerings, or in a spin-off;

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the trading volume of our common stock; and

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changes in business, legal, or regulatory conditions, or other developments affecting the oil and gas industry.

As a result of this volatility, you may not be able to resell your shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the common stock, regardless of our operating performance.

Investors purchasing common stock in this offering will incur substantial and immediate dilution.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. Purchasers of our common stock in this offering will incur immediate and substantial dilution of $             per share in the net tangible book value of our common stock from an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, there will be dilution of $             per share in the net tangible book value of our common stock. This means that if we were to be liquidated immediately after this offering, there might be no assets available for distribution to you after satisfaction of all our obligations to creditors. For a further description of the effects of dilution in the net tangible book value of our common stock, see "Dilution."

Our share price may decline because of the ability of Forest and others to sell our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares eligible for future sale" for a discussion of possible future sales of our common stock.

After this offering, Forest will own         % of the outstanding shares of our common stock (         % if the underwriters exercise their over-allotment option in full). Forest has no contractual obligation to retain any of our common stock, except for a limited period, described under "Underwriting," during which it will not sell any of our common stock without the underwriters' consent until 180 days after the date of this prospectus. Subject to applicable securities laws, after the expiration of this 180-day lock-up period, or before, with consent of the representatives of the underwriters to this offering, Forest may sell any and all of our common stock that it beneficially owns. Moreover, a shorter 120-day lock-up period applies to the spin-off by Forest of its remaining ownership interest in us to its shareholders, who would not be subject to any resale restrictions. The registration rights agreement we will enter into with Forest grants Forest the right to require us to register the shares of our common stock it holds in specified circumstances. See "Our relationship with Forest—Agreements between Forest and us—Registration rights agreement."

The shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company, which can be sold under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, subject to various volume and other limitations. Subject to limited exceptions, we, our executive officers and directors, and Forest have agreed not to sell, dispose of, or hedge any shares of our common stock or any securities convertible into, or exchangeable for, our common stock for 180 days after the date of this prospectus without the prior written consent of the underwriters, who may waive this restriction at any time without public notice. After the expiration of the 180-day lock-up period, our executive officers, directors, and Forest could dispose of all or any part of their shares of our common stock through a public offering, sales under Rule 144, or another transaction.

In the future, we may also issue additional common stock for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, or to provide incentives pursuant to certain executive compensation arrangements. Such future issuances of equity securities, or the expectation that they will occur, could cause the market price for our common stock to decline. The price of our common stock also could be affected by hedging or arbitrage trading activity that may exist or develop involving our common stock. Any sale by Forest or us of shares of our common stock in the public market, or the perception that sales could occur (for example, as a result of the spin-off), could adversely affect prevailing market prices for our common stock.

Your percentage ownership in us may be diluted by future issuances of common stock or securities or instruments that are convertible into our common stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock, and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We do not anticipate paying any dividends on our common stock in the foreseeable future. As a result, you will need to sell your shares of common stock to receive any income or realize a return on your investment.

We do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by the provisions of the Delaware General Corporation Law, or DGCL, and certain restrictive covenants in our bank credit facility. The future payment of dividends will be at the sole discretion of our board of directors and will depend on many factors, including our earnings, capital requirements, financial condition, and other considerations that our board of directors deems relevant. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them.

Our certificate of incorporation, bylaws, stockholder rights plan, and Delaware state law contain provisions that may have the effect of delaying or preventing a change in control of our company.

Our certificate of incorporation authorizes our board of directors to issue preferred stock and to determine the designations, powers, preferences, and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series, without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could delay, deter, or prevent a change in control and could adversely affect the voting power or economic value of your shares.

In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

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a classified board of directors, so that only approximately one-third of our directors are elected each year;

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limitations on the removal of directors;

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limitations on the ability of our stockholders to call special meetings;

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limitations on the ability of our stockholders to act by written consent in certain circumstances;

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separate vote of 75% of the voting power of the outstanding shares of capital stock in order for stockholders to amend the bylaws in certain circumstances; and

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advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

For a further description of these provisions of our certificate of incorporation, bylaws, and Delaware law, see "Description of capital stock—Certain anti-takeover provisions of our certificate of incorporation, our bylaws, and Delaware law."

In addition, the rights agreement will impose a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring, 20% or more of our outstanding common stock without approval from our board of directors. These provisions under the rights agreement will not apply to Forest while it retains at least 20% or more of our common stock. See "Description of capital stock—The rights agreement."

Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. Further, these provisions may discourage potential acquisition proposals and may delay, deter, or prevent a change of control of our company, including through unsolicited transactions that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change our direction or our management may be unsuccessful.

Forward-looking statements

This prospectus includes forward-looking statements. All statements, other than statements of historical facts or present facts, that address activities, events, outcomes, and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate, or anticipate (and other similar expressions) will, should, or may occur in the future are forward-looking statements. Generally, the words "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions identify forward-looking statements, and any statements regarding our future financial condition, results of operations, and business are also forward-looking statements. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk factors" included elsewhere in this prospectus.

Forward-looking statements appear in a number of places in this prospectus, including "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial conditions and results of operations," and "Business," and include statements with respect to, among other things:

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estimates of our oil and natural gas reserves;

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estimates of our future oil, natural gas, and NGL production, including estimates of any increases or decreases in our production;

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estimates of future capital expenditures;

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our future financial condition and results of operations;

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our future revenues, cash flows, and expenses;

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our access to capital and our anticipated liquidity;

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our future business strategy and other plans and objectives for future operations;

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our outlook on oil, natural gas, and NGL prices;

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the amount, nature, and timing of future capital expenditures, including future development costs;

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our ability to access the capital markets to fund capital and other expenditures;

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our assessment of our counterparty risk and the ability of our counterparties to perform their future obligations;

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the impact of federal, provincial, territorial, and local political, legislative, regulatory, and environmental developments in Canada, where we conduct business operations, and in the United States;

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our estimates of additional costs and expenses we may incur as a separate stand-alone company; and

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our separation from Forest and Forest's intention to spin-off its remaining ownership interest in us.

We believe the expectations and forecasts reflected in our forward-looking statements are reasonable, but we can give no assurance that they will prove to be correct. We caution you that these forward-looking statements can be affected by inaccurate assumptions and are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, and sale of oil and gas. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk factors" included elsewhere in this prospectus. These risks include, among other things:

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the volatility of oil, natural gas, and NGL prices;

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the availability of capital on economic terms to fund our significant capital expenditures and acquisitions;

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our ability to obtain adequate financing to pursue other business opportunities;

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our ability to replace and sustain production;

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a lack of available drilling and production equipment, and related services and labor;

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unsuccessful exploration and development drilling activities;

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regulatory and environmental risks associated with exploration, drilling, and production activities;

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declines in the value of our oil and gas properties, resulting in a decrease in our borrowing base under our bank credit facility and ceiling test write-downs;

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the adverse effects of changes in applicable tax, environmental, and other regulatory legislation;

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a deterioration in the demand for our products;

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the risks and uncertainties inherent in estimating proved oil and gas reserves and in projecting future rates of production and the timing of expenditures;

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the risks of conducting exploratory drilling operations in new or emerging plays;

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intense competition with companies with greater access to capital and staffing resources; and

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the risks of conducting operations in Canada and the impact of fluctuations in currency exchange rates and political developments on the financial results of our operations.

Should one or more of the risks or uncertainties described above or elsewhere in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, and we undertake no obligation to update this information to reflect events or circumstances after the date of this prospectus, except as required by law. All forward-looking statements, express or implied, included in this prospectus and attributable to us are expressly qualified in their entirety by these cautionary statements. These cautionary statements should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

 Use of proceeds

We estimate that our net proceeds from the sale of shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $              million ($              million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at $             per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As of September 30, 2010, we had approximately $224 million of intercompany debt payable to Forest and $35 million of intercompany advances and accrued interest due to Forest. We intend to use the net proceeds from this offering to repay our outstanding indebtedness to Forest, including intercompany advances and accrued interest, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital.

We have a $500 million promissory note payable to Forest, under which we owed $224 million and $136 million as of September 30, 2010 and December 31, 2009, respectively. The promissory note is due on demand or, failing such demand, in November 2014. The interest rate charged on borrowings under the promissory note is three-month LIBOR plus a multiple of Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued. During 2009 and 2010, we used borrowings under our note payable to Forest to fund leasehold acquisitions in our Narraway/Ojay fields and for other general working capital purposes.

 Dividend policy

We do not anticipate paying any dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings for use in the operation and expansion of our business. As a result, to receive any income or realize a return on your investment, you will need to sell your shares of common stock. You may not be able to sell your shares of common stock at or above the price you paid for them. Our present or future ability to pay dividends is governed by:

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the provisions of the DGCL; and

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our bank credit facility.

The future payment of cash dividends, if any, on our common stock is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition, and other relevant factors. Additionally, our bank credit facility restricts our ability to pay dividends. There is no assurance that we will pay any cash dividends.

For information regarding restrictions on our payment of dividends, see "Our relationship with Forest—Forest as our controlling stockholder" and "Risk factors—Risks related to our relationship with Forest—As long as we are controlled by Forest, your ability to influence the outcome of matters requiring stockholder approval will be limited."

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2010 on an historical basis and on a pro forma basis.

The pro forma financial information as of September 30, 2010 gives effect to (1) the completion of this offering at an assumed offering price of $             per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and (2) the application of the net proceeds from this offering to repay $224 million of indebtedness payable to Forest and $35 million of intercompany advances and accrued interest due to Forest, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital.

This table is derived from the consolidated financial statements of CFOL and the notes thereto included elsewhere in this prospectus and should be read together with "Use of proceeds," "Selected historical consolidated financial and other data," "Unaudited pro forma consolidated financial information," "Management's discussion and analysis of financial condition and results of operations," and "Description of capital stock."

	As of September 30, 2010
(in thousands)	Historical	Pro forma

Cash	$8,921

Debt:
Bank credit facility	—
Note payable to Forest	224,306
Intercompany advances and accrued interest payable to Forest	35,323

Total debt	259,629

Stockholders' equity:
Common stock, $.01 par value per share, 1,000 shares authorized and 1 share issued and outstanding (historical) ; shares authorized and shares issued and outstanding (pro forma)	—
Capital surplus	144,813
Retained earnings	57,622
Accumulated other comprehensive income	83,888

Total stockholders' equity	286,323

Total capitalization	$545,952

 Dilution

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.

On a pro forma basis as of September 30, 2010, after giving effect to the sale of common stock offered by us in this offering, our net tangible book value was approximately $              million, or $             per share of our common stock. This represents an immediate dilution in net tangible book value of $             per share to new investors purchasing shares in this offering based on an assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and offering expenses payable by us. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this dilution per share of our common stock.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of September 30, 2010 before giving effect to this offering	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering
Less: Pro forma net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors	$

The following table summarizes, as of September 30, 2010, the total number of shares of our common stock on an aggregate basis purchased from us, the total consideration paid, and the average price per share paid. The calculations regarding shares purchased by new investors in this offering reflect an assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and do not reflect the estimated underwriting discount and offering expenses.

Total consideration
Shares purchased
(dollar amounts in thousands, except per share amounts)					Average price per share
	Number	Percent	Amount	Percent

Forest		%	$	%	$
New investors					$
Total		100%		100%

If the underwriters exercise their option to purchase additional shares of common stock in full, the following will occur:

•
the number of shares of our common stock held by Forest will decrease to                           , or approximately         % of our total outstanding common stock; and

•
the number of shares of common stock held by new investors will increase to                           , or approximately          % of our total outstanding common stock.

Selected historical consolidated financial and other data

The following table sets forth the selected historical consolidated financial and other data of our predecessor, CFOL, as of and for each of the years in the five-year period ended December 31, 2009 and as of and for each of the nine-month periods ended September 30, 2010 and 2009. We derived the selected historical consolidated financial data of CFOL as of December 31, 2007 and as of and for the years ended December 31, 2006 and 2005 from the unaudited historical consolidated financial statements of CFOL that are not included in this prospectus. We derived the selected historical consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008, and 2007 from the audited historical consolidated financial statements of CFOL included elsewhere in this prospectus. We derived the selected historical consolidated financial data of CFOL as of and for the nine months ended September 30, 2010 and 2009 from the unaudited historical consolidated financial statements of CFOL included elsewhere in this prospectus.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Upon the completion of this offering, we expect to incur incremental general and administrative costs related to being a stand-alone public company. Accordingly, for this and other reasons, the historical results should not be relied upon as an indicator of our future performance.

For a detailed discussion of the selected historical consolidated financial information contained in the following table, please read "Management's discussion and analysis of financial condition and results of operations." The following table should also be read in conjunction with the historical consolidated financial statements of CFOL and the accompanying notes thereto contained elsewhere in this prospectus.

	Canadian Forest Oil Ltd. historical consolidated
	Nine months ended September 30,
			Year ended December 31,
(in thousands, except volumes, prices, and per unit data)
	2010	2009	2009	2008	2007	2006	2005

Statement of operations data:
Revenues	$110,864	$81,533	$112,076	$251,111	$191,423	$180,359	$182,760
Expenses:
Lease operating expenses	18,152	21,003	27,505	36,074	31,490	28,227	18,894
Production and property taxes	1,872	2,472	2,756	3,659	3,442	2,981	2,796
Transportation and processing costs	7,861	6,199	8,060	9,606	10,471	9,935	5,694
General and administrative	6,273	4,696	7,072	6,474	7,809	5,452	6,677
Depreciation, depletion, and amortization	45,516	43,131	56,464	86,331	84,585	75,697	63,666
Ceiling test write-down of oil and gas properties	—	199,021	199,021	—	—	—	—
Interest expense	5,157	12,035	16,157	14,364	14,380	7,985	4,570
Foreign currency exchange (gains) losses, net	(5,290)	(15,609)	(18,062)	20,440	(15,415)	70	(1,613)
Other, net	1,354	747	1,324	1,493	958	1,041	134

Earnings (loss) before income taxes	29,969	(192,162)	(188,221)	72,670	53,703	48,971	81,942
Income tax expense (benefit):
Current	—	—	—	280	(1,798)	140	238
Deferred	6,401	(49,723)	(49,293)	23,312	(2,098)	3,643	24,310

Total income tax	6,401	(49,723)	(49,293)	23,592	(3,896)	3,783	24,548
Earnings (loss) from continuing operations	23,568	(142,439)	(138,928)	49,078	57,599	45,188	57,394
Earnings from discontinued operations, net of tax(1)	—	—	—	—	—	2,422	—

Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599	$47,610	$57,394

Other financial data:
Adjusted EBITDA(2)	$76,126	$47,143	$66,368	$194,935	$138,156	$137,376	$149,527
Balance sheet data (at period end):
Oil and gas properties, net	$558,372	$531,690	$453,148	$675,135	$711,295	$522,819	$453,150
Total assets	656,653	585,781	515,636	726,895	791,714	595,341	513,536
Long-term debt(3)	—	135,430	—	94,415	129,126	84,094	56,806
Amounts due to Forest(4)	259,629	117,957	156,726	106,063	84,454	69,728	67,642
Total shareholders' equity	286,323	248,761	257,554	368,123	403,022	291,936	247,122
Cash flow information:
Net cash provided by operating activities	$64,711	$37,044	$50,339	$189,168	$124,168	$137,004	$142,369
Net cash (used in) provided by investing activities	(160,097)	(56,511)	28,483	(202,941)	(164,322)	(150,155)	(115,280)
Net cash provided by (used in) financing activities	94,875	23,154	(70,030)	6,778	39,353	20,582	(69,095)

	Canadian Forest Oil Ltd. historical consolidated
	Nine months ended September 30,
			Year ended December 31,
(in thousands, except volumes, prices, and per unit data)
	2010	2009	2009	2008	2007	2006	2005

Sales volumes and operating data:
Working interest sales volumes(5):
Natural gas (MMcf)	17,270	19,299	25,431	28,501	30,067	30,066	22,815
Oil and NGLs (MBbls)	900	818	1,076	1,300	1,259	1,384	1,540
Total natural gas equivalent (MMcfe)	22,670	24,206	31,888	36,300	37,622	38,367	32,054
Average daily sales volumes (MMcfe/d)(6)	83	89	87	99	103	105	88
Net sales volumes(7):
Natural gas (MMcf)	16,019	17,746	23,248	23,313	25,079	24,350	18,921
Oil and NGLs (MBbls)	756	655	856	1,102	1,060	1,139	1,252
Total natural gas equivalent (MMcfe)	20,555	21,676	28,384	29,925	31,439	31,184	26,433
Average daily sales volumes (MMcfe/d)(6)	75	79	78	82	86	85	72
Average sales price(8):
Natural gas (per Mcf)	$3.87	$3.04	$3.15	$6.98	$5.29	$5.07	$6.70
Oil and NGLs (per Bbl)	64.70	42.29	45.68	79.61	54.40	47.55	40.04
Cost and operating data per Mcfe(8):
Lease operating expenses	$0.88	$0.97	$0.97	$1.21	$1.00	$0.91	$0.71
Production and property taxes	0.09	0.11	0.10	0.12	0.11	0.10	0.11
Transportation and processing costs	0.38	0.29	0.28	0.32	0.33	0.32	0.22
General and administrative	0.31	0.22	0.25	0.22	0.25	0.17	0.25
Depreciation, depletion, and amortization	2.21	1.99	1.99	2.88	2.69	2.43	2.41

(1)   Discontinued operations relate to the sale of the business assets of our marketing subsidiary.

(2)   In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Non-GAAP financial measure—Adjusted EBITDA," below, for a reconciliation of Adjusted EBITDA to reported net earnings, which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)   Represents amounts due under our credit facility.

(4)   Includes our note payable to Forest, intercompany advances due to Forest, and accrued interest payable to Forest.

(5)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens.

(6)   The comparability of the reported average daily working interest and net sales volumes reported for the nine months ended September 30, 2010 to the prior periods was impacted by divestitures of certain non-core oil and gas properties, primarily in December 2009 and April 2010 that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

(7)   "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(8)   Calculated using net sales volumes.

Non-GAAP financial measure

Adjusted EBITDA

In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present, in the table above, earnings before interest, income taxes, depreciation, depletion, and amortization, and other non-cash operating items, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007	2006	2005

Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599	$47,610	$57,394
Income tax expense (benefit)	6,401	(49,723)	(49,293)	23,592	(3,896)	5,010	24,548
Foreign currency exchange (gains) losses, net	(5,290)	(15,609)	(18,062)	20,440	(15,415)	70	(1,613)
Interest expense	5,157	12,035	16,157	14,364	14,380	7,985	4,570
Accretion of asset retirement obligations	774	727	1,009	1,130	903	1,004	962
Ceiling test write-down of oil and gas properties	—	199,021	199,021	—	—	—	—
Depreciation, depletion, and amortization	45,516	43,131	56,464	86,331	84,585	75,697	63,666

Adjusted EBITDA	$76,126	$47,143	$66,368	$194,935	$138,156	$137,376	$149,527

Unaudited pro forma consolidated financial information

The following financial information sets forth our unaudited pro forma and historical consolidated statements of operations for the year ended December 31, 2009 and for the nine months ended September 30, 2010, and the unaudited pro forma and historical consolidated balance sheets at September 30, 2010. We derived the historical consolidated statement of operations and balance sheets from the following sources:

•
the historical consolidated statement of operations data of CFOL for the year ended December 31, 2009 were derived from the audited consolidated financial statements of CFOL as of and for the year ended December 31, 2009, included elsewhere in this prospectus;

•
the historical consolidated statement of operations data of CFOL for the nine months ended September 30, 2010 and the historical consolidated balance sheet at September 30, 2010 were derived from the unaudited consolidated financial statements of CFOL as of and for the nine months ended September 30, 2010, included elsewhere in this prospectus; and

•
the historical balance sheet data at September 30, 2010 for Lone Pine was derived from our audited balance sheet as of September 30, 2010 included elsewhere in this prospectus. Lone Pine was incorporated on September 30, 2010 and therefore does not have statements of operations for any period presented.

Our unaudited pro forma consolidated financial information was prepared on a basis consistent with that used in preparing the audited consolidated financial statements of CFOL and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods.

The unaudited pro forma consolidated balance sheet as of September 30, 2010 assumes that the following items occurred on September 30, 2010, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and for the nine months ended September 30, 2009 assume that the following items occurred on January 1, 2009:

•
the contribution by Forest of its approximate 86.6% ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us; and

•
the issuance by us to the public of             shares of common stock and the use of the net proceeds from this offering as described under "Use of proceeds."

CFOL has been a wholly-owned subsidiary of Forest and certain of its subsidiaries since CFOL was acquired by Forest in 1996 and has held and operated all of Forest's interests in Canada since that time. We were incorporated on September 30, 2010 under the laws of the State of Delaware. Upon the completion of this offering, we will own and operate the business of our predecessor, CFOL. The contribution of the business of CFOL to us will be recorded at historical cost, as it is considered to be a reorganization of entities under common control.

The historical consolidated financial statements of CFOL include a management fee payable to Forest, which was intended to reimburse Forest for certain corporate functions provided to CFOL by Forest, including general corporate and shared services expenses. The historical consolidated financial statements of CFOL included in this prospectus may not necessarily reflect the financial position, results of operations, and cash flows of CFOL as if it had operated as a stand-alone public company during all periods presented. Upon the completion of this offering, we expect to incur incremental general and administrative costs related to becoming a stand-alone public company. Accordingly, the historical results should not be relied upon as an indicator of our future performance.

The unaudited pro forma consolidated financial data should be read in conjunction with "Selected consolidated financial and operating data," "Management's discussion and analysis of financial condition and results of operations," and the historical consolidated financial statements of CFOL and Lone Pine and accompanying notes to each included elsewhere in this prospectus. The unaudited pro forma consolidated financial statements are for informational purposes only and are not intended to represent what our results of operations would be after giving effect to this offering or to indicate our results of operations for any future period. Therefore, investors should not place undue reliance on the unaudited pro forma consolidated financial statements. The unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable and are described below in the accompanying notes.

	As of September 30, 2010
(in thousands, except share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)	Pro forma Lone Pine Resources Inc.

Pro forma balance sheet:
ASSETS
Current assets:
Cash	$—	$8,921	$—	$8,921	$	$
Accounts receivable	—	21,478	—	21,478
Prepaid expenses	—	4,189	—	4,189

Total current assets	—	34,588	—	34,588
Property and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $1,070,335 for Historical CFOL	—	457,465	—	457,465
Unproved	—	100,907	—	100,907

Net oil and gas properties	—	558,372	—	558,372
Other property and equipment, net of accumulated depreciation and amortization of $7,472 for Historical CFOL	—	27,866	—	27,866

Net property and equipment	—	586,238	—	586,238
Inventory	—	16,757	—	16,757
Goodwill	—	16,839	—	16,839
Other assets	—	2,231	—	2,231

	$—	$656,653	$—	$656,653	$	$

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$—	$37,832	$—	$37,832	$	$
Advances and accrued interest payable to Forest	—	35,323	—	35,323
Note payable to Forest	—	224,306	—	224,306
Other current liabilities	—	2,470	—	2,470

Total current liabilities	—	299,931	—	299,931
Asset retirement obligations	—	13,427	—	13,427
Deferred income taxes	—	54,329	—	54,329
Other liabilities	—	2,643	—	2,643

Total liabilities	—	370,330		370,330
Commitments and contingencies
Stockholders' equity:
Lone Pine common stock, $.01 par value per share, 1,000 shares authorized and 1 share issued and outstanding (historical) ; shares authorized and shares issued and outstanding (pro forma)	—	—	—	—
CFOL common stock; 2,106 no par shares issued and outstanding; unlimited authorized	—	—	—	—
Capital surplus	—	144,813	—	144,813
Retained earnings	—	57,622	—	57,622
Accumulated other comprehensive income	—	83,888	—	83,888

Total stockholders' equity	—	286,323	—	286,323

	$—	$656,653	$—	$656,653	$	$

	Year ended December 31, 2009
(in thousands, except per share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)(3)		Pro forma Lone Pine Resources Inc.(4)

Pro forma statement of operations:
Revenues	$—	$112,076	$—	$112,076	$		$
Costs, expenses, and other:
Lease operating expenses	—	27,505	—	27,505
Production and property taxes	—	2,756	—	2,756
Transportation and processing costs	—	8,060	—	8,060
General and administrative	—	7,072	—	7,072
Depreciation, depletion, and amortization	—	56,464	—	56,464
Ceiling test write-down of oil and gas properties	—	199,021	—	199,021
Interest expense	—	16,157	—	16,157		(a)
Foreign currency exchange (gains) losses, net	—	(18,062)	—	(18,062)		(b)
Other, net	—	1,324	—	1,324

Total costs, expenses, and other	—	300,297	—	300,297

Earnings before income taxes	—	(188,221)	—	(188,221)
Income tax expense (benefit):
Current	—	—	—	—
Deferred	—	(49,293)	—	(49,293)

Total income tax	—	(49,293)	—	(49,293)		(c)

Net earnings (loss)	$—	$(138,928)	$—	$(138,928)	$		$

Pro forma net earnings (loss) per share(4):
Basic							$
Diluted
Weighted average shares outstanding:
Basic
Diluted

	Nine months ended September 30, 2010
(in thousands, except per share amounts)	Historical Lone Pine Resources Inc.	Historical Canadian Forest Oil Ltd.	Pro forma for contribution of Canadian Forest Oil Ltd. to Lone Pine Resources Inc.(1)	Pro forma combined	Pro forma adjustments for this offering(2)(3)		Pro forma Lone Pine Resources Inc.(4)

Pro forma statement of operations:
Revenues	$—	$110,864	$—	$110,864	$		$
Costs, expenses, and other:
Lease operating expenses	—	18,152	—	18,152
Production and property taxes	—	1,872	—	1,872
Transportation and processing costs	—	7,861	—	7,861
General and administrative	—	6,273	—	6,273
Depreciation, depletion, and amortization	—	45,516	—	45,516
Ceiling test write-down of oil and gas properties	—	—	—	—
Interest expense	—	5,157	—	5,157		(a)
Realized and unrealized foreign currency exchange (gains) losses, net	—	(5,290)	—	(5,290)		(b)
Other, net	—	1,354	—	1,354

Total costs, expenses, and other	—	80,895	—	80,895

Earnings before income taxes	—	29,969	—	29,969
Income tax:
Current	—	—	—	—
Deferred	—	6,401	—	6,401

Total income tax	—	6,401	—	6,401		(c)

Net earnings	$—	$23,568	$—	$23,568	$		$

Pro forma net earnings per share(4):
Basic							$
Diluted
Weighted average shares outstanding:
Basic
Diluted

Notes to unaudited pro forma consolidated financial information
(in thousands, except share and per share amounts)

(1)
Immediately prior to the contribution by Forest of its approximate 86.6% ownership interest in CFOL and its 100% direct and indirect ownership interest in each of the Wiser Entities, which collectively own the remaining interest in CFOL, to us, we expect to recapitalize CFOL, at which time a Canadian "Dividend Tax" will be assessed. The ultimate amount of tax due will be based upon a 5% rate and contingent upon the estimated fair value of CFOL's net assets immediately prior to the contribution. No pro forma adjustment has been made to the consolidated statements of operations for the year ended December 31, 2009 or the nine months ended September 30, 2010, as this tax liability will be directly associated with the transaction and will not have a recurring effect.

(2)
Represents the pro forma effect of the offering of             shares of our common stock for net proceeds, after deducting underwriters' commissions and other direct expenses, of $             (assuming the shares are offered at $             per share of common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus) and the use of such proceeds to repay $224.3 million due under CFOL's note payable to Forest and $35.3 million of outstanding intercompany advances and accrued interest.

(a)
Represents the reduction in interest expense associated with repayment of CFOL's credit facility and repayment of amounts due under its note payable to Forest and outstanding intercompany advances due to Forest as of January 1, 2009.

(b)
The repayment of amounts due under the note payable to Forest as of January 1, 2009 would result in a realized foreign currency gain of $             and would have eliminated subsequent unrealized gains recognized throughout 2009 and 2010.

(c)
Statutory income tax rates of 29% and 28% were applied in 2009 and 2010, respectively, to pro forma adjustments to the statements of operations. Changes to realized and unrealized foreign currency exchange gains are treated as capital gains and losses in Canada and are subject to 50% of the statutory rates. No U.S. income taxes or Canadian withholding taxes are reflected as we expect that all future cash flows generated by CFOL will continue to be reinvested in Canada for exploration, development, or acquisition activities or utilized to satisfy other obligations in Canada. If we repatriate CFOL's earnings, we may be subject to U.S. income taxes and Canadian withholding taxes.

(3)
As a public company, we will incur increased legal, accounting, and other costs as a result of being a public company that are in addition to our historical expenses. No pro forma adjustment has been made for these additional expenses, as an estimate of these expenses is not objectively determinable.

(4)
Assumes             shares of our common stock are issued and outstanding after the completion of this offering. Earnings per share data is not provided for the historical periods presented as it is not representative of a capital structure that would exist under public ownership.

Management's discussion and analysis of
financial condition and results of operations

All expectations, forecasts, assumptions, and beliefs about our future financial results, condition, operations, strategic plans, and performance are forward-looking statements, as described in more detail in "Forward-looking statements." Our actual results may differ materially because of a number of risks and uncertainties. See "Risk factors."

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited interim consolidated financial statements of CFOL and the notes thereto for the nine months ended September 30, 2010 and 2009, the audited consolidated financial statements of CFOL and notes thereto for the years ended December 31, 2009, 2008, and 2007, and the unaudited pro forma consolidated financial information of Lone Pine as of and for the nine months ended September 30, 2010 and for the year ended December 31, 2009.

Unless the context otherwise requires, all operating data presented in this prospectus on a per unit basis is calculated based on net sales volumes, and all references to "dollars" or "$" in this prospectus are to U.S. dollars.

Overview

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. As of December 31, 2009, we had approximately 322 Bcfe of estimated proved reserves, of which approximately 69% was natural gas and 31% was oil and natural gas liquids, or NGLs.

How we evaluate our operations

We use a variety of financial and operational measures to assess our performance. Among these measures are the following:

•
volumes of oil, natural gas, and NGLs produced and sold;

•
realized commodity prices;

•
production costs; and

•
earnings before interest, taxes, depreciation, depletion, and amortization, and other non-cash items, or Adjusted EBITDA.

Volumes of oil, natural gas, and natural gas liquids produced and sold

The volumes of oil, natural gas, and NGLs that we produce and sell are driven by several factors, including:

•
the amount of capital we invest in the exploration, development, and acquisition of oil and gas properties, including the drilling of new wells and the recompletion of existing wells;

•
the rate at which production volumes on our wells naturally decline;

•
the royalty percentage, or burden, that is levied on our sales volumes by Canadian provinces; and

•
the amount of production volumes associated with oil and gas properties we may sell from time to time.

Average daily working interest and net sales volumes for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007 are set forth in the table below. See "Results of operations—nine months ended September 30, 2010 and 2009 and years ended December 31, 2009, 2008, and 2007—Oil and gas sales and revenues" below for an evaluation of the information presented.

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007

Working interest sales volumes—before royalty burden (MMcfe/d)	83	89	87	99	103
Less: royalty burden (MMcfe/d)	(8)	(10)	(9)	(17)	(17)

Net sales volumes (MMcfe/d)	75	79	78	82	86

Royalty burden (percentage of working interest sales volumes)	9%	11%	11%	18%	16%
Pro forma net daily sales volumes giving effect to oil and gas property divestitures(1)	73	62	62	65	70

(1)   We divested certain non-core oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d. The pro forma net daily sales volumes for oil and gas property divestitures represents the net daily sales attributable to the oil and gas properties in which we had an ownership interest as of September 30, 2010.

Realized commodity prices

We market our oil, natural gas, and NGL production to a variety of purchasers based on regional pricing. The prices we receive for our oil, natural gas, and NGLs are determined by various factors but are primarily driven by global and regional supply and demand fundamentals. NYMEX WTI futures prices are widely-used benchmarks in the pricing of oil and NGLs, and NYMEX Henry Hub and AECO futures prices are each used as benchmarks in the pricing of natural gas. The prices realized for each of our products compared to the NYMEX benchmark prices, or differential, will depend on various factors, which are discussed by product below.

The table below sets forth the prices we receive per unit of volume for each of our products compared to the benchmark prices for the periods indicated:

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007

Oil:
Average NYMEX WTI price (per Bbl)	$77.65	$57.00	$61.80	$99.65	$72.34
Average oil sales price (per Bbl)	66.90	47.45	51.14	86.68	58.05

Differential to NYMEX WTI	$10.75	$9.55	$10.66	$12.97	$14.29

Natural gas:
Average NYMEX Henry Hub price (per MMBtu)	$4.59	$3.93	$3.98	$9.03	$6.86
Average natural gas sales price (per Mcf)	3.87	3.04	3.15	6.98	5.29

Differential to NYMEX Henry Hub	$.72	$.89	$.83	$2.05	$1.57

Average AECO price (per MMBtu)	$4.08	$3.28	$3.50	$7.82	$5.99
Average natural gas sales price (per Mcf)	3.87	3.04	3.15	6.98	5.29

Differential to AECO	$.21	$.24	$.35	$.84	$.70

NGL:
Average NYMEX WTI price (per Bbl)	$77.65	$57.00	$61.80	$99.65	$72.34
Average NGL sales price (per Bbl)	51.51	28.13	30.82	60.71	43.54
Percentage of NYMEX WTI	66%	49%	50%	61%	60%

Oil differentials

The primary factors influencing our oil differential to NYMEX are (1) the quality of our oil and (2) the proximity of our oil production to major consuming and refining markets.

Among other things, there are two characteristics that determine the quality of our oil: (1) the oil's American Petroleum Institute, or API, gravity and (2) the oil's sulfur content by weight. In general, lighter oil (with higher API gravity) sells at a higher price than heavier oil, because lighter oil produces a larger number of lighter liquid products, such as gasoline, that have a higher resale value. Oil with low sulfur content, or "sweet" crude oil, is less expensive to refine and, as a result, normally sells at a higher price than high sulfur-content oil, or "sour" crude oil.

The proximity of our oil production to major consuming and refining markets also impacts our oil differentials. Oil that is produced close to major consuming and/or refining markets, such as Edmonton or Hardisty in Alberta, is in higher demand than oil that is produced farther from these markets and, consequently, realizes a higher price due to the implied costs that must be incurred by the buyer of the oil at or near the wellhead to transport the oil to the consuming and refining markets.

Natural gas differentials

The primary factors influencing natural gas differentials include the proximity of natural gas production to consuming markets or, in instances when natural gas is produced in remote areas away from consuming markets, the amount of "takeaway capacity" available to transport natural gas produced to areas with higher demand. Generally, natural gas produced in close proximity to areas that consume large quantities of natural gas will command higher prices, as will natural gas produced in areas with adequate takeaway capacity to those consuming markets. The majority of the natural gas that we produce can access adequate takeaway capacity to major consuming markets, and approximately 75% of our current total natural gas production is transported to those markets under firm transportation contracts. As of December 9, 2010, we have a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer. Accordingly, when NYMEX Henry Hub trades above $6.50 MMBtu, our reported differentials will widen, as was the case in 2007 and 2008.

NGL realizations

NGL realizations, which are generally evaluated as a percentage of NYMEX WTI, are primarily driven by the composition of liquids. NGLs are primarily composed of five marketable components, which, ordered from lightest to heaviest, are: (1) ethane, (2) propane, (3) isobutane, (4) normal butane, and (5) natural gasoline. The heavier liquid components normally realize higher prices than the lighter components. Our NGL prices as a percentage of WTI increased to 66% of NYMEX for the nine months ended September 30, 2010 because our sale of oil and gas assets in April 2010 resulted in a shift in our portfolio toward heavier, more valuable gas liquids components.

Production costs

In evaluating our production operations, we frequently monitor and assess our production expenses on a per unit of production basis, or "per Mcfe." This measure allows us to better evaluate our operating efficiency as production levels change.

Production costs are the costs incurred in the operation of producing our oil, natural gas, and NGLs and are primarily comprised of lease operating expense (including workover costs), production and property taxes, and transportation and processing costs. In general, lease operating expense and workover costs represent the components of production costs over which we have management control, while production and property taxes are primarily driven by the assessed valuation of our property and equipment by the taxing authorities. Transportation and processing costs are comprised of downstream pipeline transportation costs (primarily incurred to deliver natural gas to consuming regions in order to achieve a higher sales price) and processing costs, which includes the cost of separating NGLs from the natural gas stream and compressing the residue natural gas to a pressure adequate to meet pipeline requirements.

Certain components of lease operating expense are also impacted by energy and field services costs. For example, we incur power costs in connection with various production-related activities, such as pumping to recover oil and gas, and we purchase other products, such as methanol, to prevent the freezing of gas lines. Although these costs are highly correlated with production volumes, they are also influenced by commodity prices. Certain items, however, such as direct labor and materials and supplies, generally remain fixed across broad sales volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our pumping equipment or surface facilities result in increased expenses in periods during which they are performed.

The table below sets forth our production costs per Mcfe for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007. See "—Results of operations—nine months ended September 30, 2010 and 2009 and years ended December 31, 2009, 2008, and 2007—Oil and gas production expense" below for an evaluation of these production costs for each period presented.

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007

Production expense per Mcfe:
Lease operating expenses	$.88	$.97	$.97	$1.21	$1.00
Production and property taxes	.09	.11	.10	.12	.11
Transportation and processing costs	.38	.29	.28	.32	.33

Production expense per Mcfe	$1.36	$1.37	$1.35	$1.65	$1.44

Adjusted EBITDA

We also evaluate the results of our operations using a non-GAAP financial measure, Adjusted EBITDA. Adjusted EBITDA is calculated as net earnings (loss) plus:

•
income tax expense (benefit);

•
foreign currency exchange (gains) losses, net;

•
interest expense;

•
accretion of asset retirement obligations;

•
ceiling test write-downs of oil and gas properties; and

•
depreciation, depletion, and amortization.

By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash operating items, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including in preparing our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are all necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and net revenues, to measure operating performance. See "—Results of operations—Nine months ended September 30, 2010 and 2009 and years ended December 31, 2009, 2008, and 2007" and "—Reconciliation of non-GAAP measure—Adjusted

EBITDA" for our Adjusted EBITDA and the reconciliation to net earnings (loss), the most directly comparable GAAP measure, for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007.

Results of operations—nine months ended September 30, 2010 and 2009 and years ended December 31, 2009, 2008, and 2007

The following table sets forth selected financial results for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007.

	Nine months ended September 30,
			Year ended December 31,
(in thousands, except volumes and per unit data)
	2010	2009	2009	2008	2007

Oil and gas sales	$110,852	$81,686	$112,251	$250,502	$190,263
Total natural gas equivalent—working interest sales volumes (MMcfe)(1)	22,670	24,206	31,888	36,300	37,622
Total natural gas equivalent—net sales volumes (MMcfe)(1)	20,555	21,676	28,384	29,925	31,439
Realized equivalent sales per net Mcfe	$5.39	$3.77	$3.95	$8.37	$6.05
Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599
Adjusted EBITDA(2)	$76,126	$47,143	$66,368	$194,935	$138,156

(1)   "Working interest sales volumes" represents our working interest volumes before the impact of royalty burdens. "Net sales" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(2)   In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present Adjusted EBITDA, which is a non-GAAP performance measure. See "—Reconciliation of non-GAAP Measure" for a reconciliation of Adjusted EBITDA to reported net earnings (loss), which is the most directly comparable financial measure calculated and presented in accordance with GAAP.

The net earnings (loss) in the periods presented in the table above were primarily impacted by changes in oil and gas sales driven by oil, natural gas, and NGL price fluctuations; however, net earnings did not change proportionately to the changes in oil and gas sales due to (i) non-cash foreign currency gains and losses in each period presented and (ii) a $199 million non-cash ceiling test write-down recorded in the first quarter of 2009 caused by a significant decline in natural gas prices as of March 31, 2009 (see "—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" for information on ceiling test write-downs). Adjusted EBITDA, which excludes the impact of these two non-cash items, was highly correlated with the changes in oil and gas sales.

A discussion of the components of the changes in our results of operations follows.

Oil and gas volumes and revenues

Oil, natural gas, and NGL sales volumes and revenues (which are reported net of royalty burdens) and average sales prices by product for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007 are set forth in the table below.

	Nine months ended September 30,		Year ended December 31,
	2010	2009	2009	2008	2007

Working interest sales volumes(1):
Natural gas (MMcf)	17,270	19,299	25,431	28,501	30,067
Oil (MBbls)	752	586	769	914	923
Natural gas liquids (MBbls)	148	232	307	386	336
Total equivalent (MMcfe)	22,670	24,206	31,888	36,300	37,622
Daily working interest sales volumes (MMcfe/d)	83	89	87	99	103
Net sales volumes(1):
Natural gas (MMcf)	16,019	17,746	23,248	23,313	25,079
Oil (MBbls)	648	480	626	802	793
Natural gas liquids (MBbls)	108	175	230	300	267
Total equivalent (MMcfe)	20,555	21,676	28,384	29,925	31,439
Daily net sales volumes (MMcfe/d)	75	79	78	82	86
Revenues (in thousands):
Natural gas	$61,941	$53,988	$73,147	$162,769	$132,601
Oil	43,348	22,776	32,016	69,520	46,037
Natural gas liquids	5,563	4,922	7,088	18,213	11,625

Total oil and gas revenues	$110,852	$81,686	$112,251	$250,502	$190,263

Average sales price per unit:
Natural gas (Mcf)	$3.87	$3.04	$3.15	$6.98	$5.29
Oil (Bbls)	66.90	47.45	51.14	86.68	58.05
Natural gas liquids (Bbls)	51.51	28.13	30.82	60.71	43.54
Total equivalent (Mcfe)	$5.39	$3.77	$3.95	$8.37	$6.05

(1)   "Working interest sales volumes" represents our working interest share of sales volumes before the impact of royalty burdens. "Net sales volumes" represents working interest sales volumes less the amount of sales volumes attributable to royalty burdens.

Our average net sales volumes for the nine months ended September 30, 2010 of 75 MMcfe/d were 4 MMcfe lower than the 79 MMcfe/d produced in the same period in 2009 as a result of divestitures of certain non-core oil and gas properties primarily in December 2009 and April 2010 that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d. In addition, as of September 30, 2010, we had Ojay wells shut-in due to infrastructure constraints that had 24-hour initial net test rates totaling 25 to 30 MMcfe/d. In late November 2010, the infrastructure constraints were resolved, and these wells are currently flowing into the sales line.

Average daily net sales volumes decreased 4 MMcfe/d to 78 MMcfe/d for the year ended December 31, 2009, compared to 82 MMcfe/d for the year ended December 31, 2008. The decrease was due to a significant decrease in drilling activity in 2009, which in turn was caused by global economic conditions and depressed commodity prices, offset in part by lower royalty burdens. We increased the level of drilling activity in 2010 as a result of significantly increased liquidity in 2010 due to non-core oil and gas property divestitures, higher oil and NGL prices, and in response to favorable results achieved in 2009 in both the Narraway/Ojay fields and our Evi field.

Average daily net sales volumes also declined 4 MMcfe/d from 2007 to 2008, primarily due to a non-operated field being shut-in for the majority of 2008 and due to a higher royalty burden percentage in 2008 driven by higher average realized oil prices. Alberta royalty rates are based on a "sliding scale" and increase as commodity prices increase. See "—How we evaluate our operations—Volumes of oil, natural gas, and natural gas liquids produced and sold" for an evaluation of our royalty burdens for each period presented.

Oil and natural gas revenues were $111 million and $82 million for the nine months ended September 30, 2010 and 2009, respectively. Oil and natural gas revenues were $112 million, $251 million, and $190 million for the years ended December 31, 2009, 2008, and 2007, respectively. The 36% increase in revenues for the nine months ended September 30, 2010 to $111 million, compared to $82 million for the nine months ended September 30, 2009, was due to a 43% increase in the average sales price per unit, offset partially by the 5% decrease in production discussed above. The 55% decrease in revenues in 2009 as compared to 2008 was primarily due to a 53% decrease in the average sales price per unit. The 32% increase in oil and natural gas revenues in 2008 as compared to 2007 was primarily due to a 38% increase in the average sales price per unit. See "—How we evaluate our operations—Realized commodity prices" for a comparison of our realized commodity prices compared to commonly used benchmark prices.

Oil and gas production expense

The table below sets forth the detail of production expense for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per Mcfe data)	2010	2009	2009	2008	2007

Production expense:
Lease operating expenses	$18,152	$21,003	$27,505	$36,074	$31,490
Production and property taxes	1,872	2,472	2,756	3,659	3,442
Transportation and processing costs	7,861	6,199	8,060	9,606	10,471

Total production expense	$27,885	$29,674	$38,321	$49,339	$45,403

Production expense per Mcfe:
Lease operating expenses	$.88	$.97	$.97	$1.21	$1.00
Production and property taxes	.09	.11	.10	.12	.11
Transportation and processing costs	.38	.29	.28	.32	.33

Total production expense per Mcfe	$1.36	$1.37	$1.35	$1.65	$1.44

Lease operating expenses

Lease operating expenses decreased 14% to $18 million in the nine months ended September 30, 2010, compared to $21 million for the nine months ended September 30, 2009. Lease operating expenses also decreased $.09 on a per-unit of production basis to $.88 per

Mcfe due primarily to cost-reduction initiatives. Per-unit lease operating expenses were consistent in 2009 and 2007 at $.97 and $1.00, respectively, and were higher in 2008 at $1.21 per Mcfe, primarily due to higher service costs and costs incurred to return previously shut-in oil properties back to production in response to the significant increase in oil prices in 2008.

Production and property taxes

Production and property taxes, which primarily consist of property taxes (ad valorem taxes) assessed by local governments, were relatively consistent during the periods presented, ranging from $.09 to $.12 per Mcfe.

Transportation and processing costs

Transportation and processing costs primarily consist of downstream gas transportation costs and field-level gas gathering and processing costs and were relatively consistent during the periods presented. The increase to $.38 per Mcfe for the nine months ended September 30, 2010 was primarily due to additional downstream capacity purchased in anticipation of our Narraway/Ojay volumes coming online in late 2010.

General and administrative expense

The following table summarizes the components of general and administrative expense incurred during the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per Mcfe data)	2010	2009	2009	2008	2007

Stock-based compensation costs	$2,072	$780	$1,364	$467	$2,529
Other general and administrative costs	7,652	7,719	11,202	11,500	12,733
General and administrative costs capitalized	(3,451)	(3,803)	(5,494)	(5,493)	(7,453)

General and administrative expense	$6,273	$4,696	$7,072	$6,474	$7,809

General and administrative expense per Mcfe	$.31	$.22	$.25	$.22	$.25

Stock-based compensation costs

Stock-based compensation costs represent the amortization of the value of stock options and performance and phantom stock units awarded by Forest, our parent company, as part of its equity incentive plans to our employees and Canadian directors of Forest. The estimated fair value of the phantom stock awards, which are accounted for as a liability since the units can be settled in cash or shares at Forest's discretion, is adjusted quarterly based on changes in Forest's common stock price. As such, the expense recognized from period to period has been subject to fluctuations. In connection with this offering, we intend to implement certain compensation plans for our employees such as annual incentive bonus plans and long-term incentive compensation plans that will be similar in philosophy and form to the Forest plans described under "Executive Compensation," but we have not taken any definitive actions to implement such plans at this time. See "Executive compensation—Compensation discussion and analysis—What actions do we anticipate taking with respect to our own compensation plans in connection with and following this offering?"

Other general and administrative costs

Other general and administrative costs are primarily made up of the salaries and related benefit costs for our employees and office lease costs. Other general and administrative costs include management and insurance fees charged by Forest, which are intended to cover various costs incurred by Forest on our behalf, including, among other items, legal, accounting, treasury, and insurance costs. General and administrative costs were consistent between the comparable periods presented in the table above, but have trended lower in the last several years as a result of ongoing cost-control initiatives. Upon the completion of this offering, we expect to incur incremental general and administrative costs related to becoming a public company.

General and administrative costs capitalized

Under the full cost method of accounting, general and administrative costs related to exploration and development activities are capitalized. The percentage of general and administrative costs capitalized ranged from 35% to 49% during the periods presented.

Depreciation, depletion, and amortization expense

The following table summarizes depreciation, depletion, and amortization expense incurred during the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except per Mcfe data)	2010	2009	2009	2008	2007

Depreciation, depletion, and amortization expense	$45,516	$43,131	$56,464	$86,331	$84,585
Depreciation, depletion, and amortization expense per Mcfe	$2.21	$1.99	$1.99	$2.88	$2.69

Depreciation, depletion, and amortization expense, or DD&A, increased $.22 per Mcfe to $2.21 for the nine months ended September 30, 2010, compared to $1.99 for the nine months ended September 30, 2009, primarily due to higher future development costs. DD&A decreased $.89 per Mcfe to $1.99 in 2009, compared to $2.88 in 2008, primarily due to a $199 million non-cash ceiling test write-down recorded in the first quarter of 2009. DD&A increased $.19 per Mcfe in 2008 compared to 2007, primarily due to price-related negative reserve revisions during 2008 caused by a decrease in oil and gas prices at December 31, 2008 compared to December 31, 2007.

Ceiling test write-down of oil and gas properties

Pursuant to the ceiling test limitation prescribed by the SEC for companies using the full cost method of accounting, we recorded a non-cash ceiling test write-down totaling $199 million in the first quarter 2009. The write-down was a result of significant declines in oil, natural gas, and NGL prices in the first quarter of 2009. See "—Critical accounting policies, estimates, judgments, and assumptions—Full cost method of accounting" and "Risk factors—Risks relating to our business—Lower oil, natural gas, and NGL prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values."

Interest expense

The following table summarizes interest expense incurred during the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Interest costs	$5,682	$12,035	$16,157	$14,364	$14,380
Interest costs capitalized	(525)	—	—	—	—

Interest expense	$5,157	$12,035	$16,157	$14,364	$14,380

The interest costs presented in the table above were primarily associated with borrowings incurred under our note payable to Forest and our bank credit facility. In December 2009, outstanding balances under our bank credit facility were repaid using proceeds from approximately $121 million in asset divestitures in 2009 and borrowings under the note payable to Forest.

Interest costs decreased $6 million for the nine months ended September 30, 2010 to $6 million, compared to $12 million for the nine months ended September 30, 2009, due primarily to a decrease in the variable interest rate on the note payable to Forest in 2010 compared to 2009. Effective January 1, 2009, the amended and restated note payable to Forest provided for a variable interest rate equal to the three-month LIBOR plus a multiple of Forest's credit default swap, or CDS, rate. During 2009, both LIBOR and Forest's CDS rate were higher as compared to 2010. In both 2007 and 2008, the interest rate on the note payable to Forest was fixed at 9%. Interest costs increased $2 million, or 12%, from 2008 to 2009, due primarily to higher interest rates and average outstanding balances on the note payable to Forest in 2009 as compared to 2008, partially offset by a decrease in interest expense on our credit facility. Interest costs remained flat between 2007 and 2008.

Interest costs capitalized in 2010 relate to our investment in unproved acreage in the Narraway/Ojay fields as a result of our leasing activities in late 2009 and early 2010. Under the full cost method of accounting, significant investments in unproved properties on which exploration or development activities are in progress are assets qualifying for capitalization of interest costs.

Foreign currency exchange

Our functional currency is the Canadian dollar, while our reporting currency is the U.S. dollar. Realized and unrealized foreign currency exchange gains and losses relate to outstanding indebtedness and advances, denominated in U.S. dollars, between us and Forest. See "Risk factors—Risks relating to our business—Our business, financial condition, cash flows, and results of operations may be adversely affected by foreign currency fluctuations and economic and political developments."

The table below sets forth our foreign currency exchange gains and losses incurred during the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Unrealized foreign currency exchange (gains) losses, net	$(5,290)	$(15,609)	$(17,974)	$19,481	$(7,694)
Realized foreign currency exchange (gains) losses, net	—	—	(88)	959	(7,721)

	$(5,290)	$(15,609)	$(18,062)	$20,440	$(15,415)

Other, net

The table below sets forth the components of "Other, net" in our consolidated statements of operations for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Accretion of asset retirement obligations	$774	$727	$1,009	$1,130	$903
Other, net	580	20	315	363	55

	$1,354	$747	$1,324	$1,493	$958

Accretion of asset retirement obligations

Accretion of asset retirement obligations is the expense recognized to increase the carrying amount of the liability associated with our asset retirement obligations as a result of the passage of time. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information on our asset retirement obligations.

Income tax

The table below sets forth our total income tax from continuing operations and effective tax rates for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(in thousands, except percentages)	2010	2009	2009	2008	2007

Current income tax	$—	$—	$—	$280	$(1,798)
Deferred income tax	6,401	(49,723)	(49,293)	23,312	(2,098)

Total income tax	$6,401	$(49,723)	$(49,293)	$23,592	$(3,896)

Effective tax rate	21%	26%	26%	32%	(7)%

Our combined federal and provincial statutory tax rate for the periods presented ranged from 28% to 32%. However, our effective tax rate varied from (7)% to 32%, due primarily to changes in our valuation allowances, as well as the impact that enacted statutory rate reductions in Canada had on our net deferred tax liabilities. See Note 5 to our consolidated financial statements included elsewhere in this prospectus for a reconciliation of our income taxes at the statutory rate to income taxes at our effective rate for each period presented.

Liquidity and capital resources

Our exploration, development, and acquisition activities require us to make significant operating and capital expenditures. Historically, we have used cash flows from operations, our bank credit facility, and borrowings from Forest as our primary sources of liquidity. Additionally, as market conditions have permitted, we have engaged in non-core asset divestitures.

As part of a divestiture program that was initiated by Forest in 2008 and continued throughout 2009, Forest increased its cash position significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, Forest advanced us $42 million in December 2009, which we used to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursement requirements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our bank credit facility in December 2009, and through September 30, 2010, our borrowings under our note payable to Forest have increased from $136 million to $224 million, primarily due to significant leasing activity and pipeline infrastructure costs in our Narraway/Ojay and Evi fields. In addition, advances from Forest have increased from $7 million to $16 million, and accrued interest on the note payable to Forest and advances from Forest has increased from $14 million to $19 million during the same period. As of September 30, 2010, we had approximately $224 million of intercompany debt payable to Forest and $35 million of advances and accrued interest due to Forest. We intend to use the net proceeds from this offering to repay our outstanding indebtedness to Forest, including advances and accrued interest, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering.

Following the completion of this offering, we intend to rely on cash flows from operations and borrowings under our bank credit facility as our primary sources of liquidity. Following the completion of this offering, and prior to the later of the spin-off and the expiration of the lock-up period under the underwriting agreement, we will be unable to issue any additional stock to fund our exploration, development, and acquisition activities, subject to certain limited exceptions. See "Underwriting." In addition, we will be restricted in our ability to sell assets. Following the spin-off and the expiration of the lock-up period under the underwriting agreement, we may access the private or public equity or debt capital markets or complete asset sales to fund such activities subject to certain restrictions. In connection with the spin-off, we will enter into a tax sharing agreement with Forest, under which, for a two-year period following the spin-off, we will be restricted in our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements) or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering).

Changes in the market prices for oil, natural gas, and NGLs directly impact our level of cash flows generated from operations. Natural gas has historically comprised approximately 80% of our production; as a result, our operations and cash flows have been more sensitive to fluctuations in the market price for natural gas than to fluctuations in the market price for oil.

Our bank credit facility, which is a part of Forest's combined $1.8 billion bank credit facility, had a borrowing base of $145 million and no amounts borrowed as of September 30, 2010. This facility is used to fund daily operations as needed and if available. In connection with the separation and this offering, Forest and we intend to amend the Credit Facilities to (1) set the borrowing base under the Canadian Facility at approximately $300 million (based on current market conditions) and provide that the borrowing base under the Canadian Facility shall be separate from the borrowing base under the U.S. facility, (2) allow us to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production, and (3) provide for a stand-alone credit facility upon the completion of the spin-off, if it occurs.

We also have engaged in asset dispositions as a means of generating additional cash to fund expenditures and enhance our financial flexibility. For example, during 2009, we sold certain non-strategic assets for approximately $121 million, which proceeds were used to pay off outstanding balances under our bank credit facility in 2009.

We believe that our cash flows provided by operating activities and the funds available under our expanded credit facility will be sufficient to fund our normal recurring operating needs, anticipated capital expenditures, and our contractual obligations. However, if our revenue and cash flows decrease in the future as a result of a significant decline in commodity prices, we may elect to reduce our planned capital expenditures. We believe that this financial flexibility to adjust our spending levels will provide us with sufficient liquidity to meet our financial obligations should economic conditions deteriorate. See "Risk factors," for a discussion of the risks and uncertainties that affect our business and financial and operating results.

Bank credit facility

Our bank credit facility is part of Forest's bank credit facilities, which consist of (1) a $1.65 billion U.S. credit facility, or the U.S. Facility, among Forest and a syndicate of banks led by JPMorgan Chase Bank, N.A., and (2) our bank credit facility, which is a $150 million Canadian credit facility, or the Canadian Facility, among CFOL and a syndicate of banks led by JPMorgan Chase Bank, N.A., Toronto Branch. The U.S. Facility and the Canadian Facility are together referred to as the Credit Facilities. The Credit Facilities will mature in June 2012. Availability under the Credit Facilities is governed by a borrowing base, or the Global Borrowing Base. The determination of the Global Borrowing Base is made by the lenders in their sole discretion, on a semi-annual basis, taking into consideration the estimated value of Forest's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. The available borrowing amount under the Credit Facilities could increase or decrease based on such redetermination. In October 2010, the lenders reaffirmed the Borrowing Base at $1.3 billion (with $145 million attributable to the Canadian Facility) and the next redetermination is expected to occur in the second quarter of 2011. In addition to the semi-annual redeterminations, Forest and the lenders each have discretion at any time, but not more often than once during a calendar year, to have the Global Borrowing Base redetermined.

The Global Borrowing Base is also subject to change in the event (1) Forest issues senior notes, in which case the Global Borrowing Base will immediately be reduced by an amount equal to $0.30 for every $1.00 principal amount of any newly-issued senior notes, excluding any senior notes that Forest may issue to refinance senior notes that were outstanding on May 9, 2008, or (2) if Forest sells oil and gas properties included in the Global Borrowing Base having a fair market value in excess of 10% of the Global Borrowing Base then in effect. The Global Borrowing Base is subject to other automatic adjustments under the Credit Facilities. A lowering of the Global Borrowing Base could require Forest and us to repay indebtedness in excess of the Global Borrowing Base in order to cover a deficiency.

Borrowings under the Canadian Facility bear interest at one of three rates that may be elected by us. Borrowings bear interest at a rate that may be based on:

(1)
the greater of (a) the base rate announced by the Canadian administrative agent with respect to Canadian dollar loans, and (b) the sum of (x) a bankers acceptance rate and (y) 100 basis points;

(2)
LIBOR plus 100 to 175 basis points, depending on Global Borrowing Base utilization; or

(3)
the greater of (a) the rate for U.S. dollar-denominated loans made by the Canadian administrative agent and (b) the federal funds rate plus 1/2 of 1%.

The Credit Facilities include terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also include financial covenants. For example, the Credit Facilities provide that Forest will not permit its ratio of total debt outstanding to EBITDA (as adjusted for non-cash charges) to be greater than (1) 4.50 to 1.00 for four consecutive fiscal quarters ending in 2009 and 2010, (2) 4.00 to 1.00 for four consecutive fiscal quarters ending in 2011, and (3) 3.50 to 1.00 for four consecutive fiscal quarters ending after 2011. If Forest were to fail to perform its obligations under these covenants or other covenants and obligations, it could cause an event of default, and the Credit Facilities could be terminated and amounts outstanding could be declared immediately due and payable by the lenders, subject to notice and cure periods in certain cases. Such events of default include non-payment, breach of warranty, non-performance of financial covenants, default on other indebtedness, certain pension plan events, certain adverse judgments, a change of control, a failure of the liens securing the Credit Facilities, and an event of default under the Canadian Facility. In addition, bankruptcy and insolvency events with respect to Forest or certain of its subsidiaries, including CFOL, will result in an automatic acceleration of the indebtedness under the Credit Facilities. An acceleration of indebtedness under the Credit Facilities could in turn result in an event of default under the indentures for Forest's senior notes, which in turn could result in the acceleration of the senior notes.

Under the Credit Facilities, Forest is required to mortgage and grant a security interest in the greater of 75% of the present value of its consolidated proved oil and gas properties, or 1.875 multiplied by the allocated U.S. borrowing base. Forest is required to, and has, pledged the stock of several subsidiaries to the lenders to secure the Credit Facilities, including the stock of

CFOL. Under certain circumstances, we could be obligated to pledge additional assets as collateral. If Forest's corporate credit ratings assigned by Moody's and S&P improve and meet pre-established levels, the collateral requirements would cease to apply, and, at Forest's request, the banks would release their liens and security interests on Forest's and our properties. In addition to these collateral requirements, one of Forest's subsidiaries, Forest Oil Permian Corporation, is a subsidiary guarantor of the Credit Facilities. The Canadian Facility is guaranteed by Forest.

Of the $1.8 billion total nominal amount under the Credit Facilities, JPMorgan Chase Bank and seven other banks hold approximately 62% of the total commitments, with each of these eight lenders holding an equal share. With respect to the other 38% of the total commitments, no single lender holds more than 4.6% of the total commitments.

From time to time, Forest and its affiliates have engaged in other transactions with a number of the lenders under the Credit Facilities. Such lenders or their affiliates may serve as underwriters or initial purchasers of Forest's or our equity and debt securities, act as agent or directly purchase Forest's or our production, or serve as counterparties to Forest's or our commodity and interest rate derivative agreements.

As of September 30, 2010 and December 9, 2010, there were no outstanding borrowings under our Credit Facility.

In connection with the separation and this offering, Forest and we intend to amend the Credit Facilities to (1) set the borrowing base under the Canadian Facility at approximately $300 million, based on current market conditions, and provide that the borrowing base under the Canadian Facility shall be separate from the borrowing base under the U.S. facility, (2) allow us to enter into derivative instruments (or hedging agreements) for a portion of our oil, natural gas, and NGL production, and (3) provide for a stand-alone credit facility upon the completion of the spin-off, if it occurs.

Note payable to Forest

We have a $500 million promissory note payable to Forest, under which we owed $224 million and $136 million as of September 30, 2010 and December 31, 2009, respectively. The promissory note is due on demand or, failing such demand, in November 2014. The current interest rate charged on borrowings under the promissory note is three-month LIBOR plus a multiple of Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued. We expect to use the net proceeds from this offering to repay all outstanding amounts owed to Forest, after which point the promissory note will be cancelled.

Historical cash flow

Net cash provided by operating activities, net cash (used) provided by investing activities, and net cash provided (used) by financing activities for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007 were as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Net cash provided by operating activities	$64,711	$37,044	$50,339	$189,168	$124,168
Net cash (used) provided by investing activities	(160,097)	(56,511)	28,483	(202,941)	(164,322)
Net cash provided (used) by financing activities	94,875	23,154	(70,030)	6,778	39,353

Net cash provided by operating activities is primarily affected by production volumes and commodity prices. The increase in net cash provided by operating activities of $28 million in the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009, was primarily due to higher commodity prices. The decrease in net cash provided by operating activities in 2009 as compared to 2008 was primarily due to decreased commodity prices in 2009 as compared to 2008. Similarly, increased commodity prices in 2008 were the primary reason net cash provided by operating activities was higher in 2008 than in 2007.

Net cash (used) provided by investing activities is primarily comprised of the exploration and development of oil and gas properties, net of dispositions of oil and gas properties. The major components of cash (used) provided by investing activities for the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008, and 2007 were as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Exploration and development of oil and gas properties and leasehold acquisitions(1)	$(171,577)	$(62,427)	$(91,679)	$(203,472)	$(164,599)
Proceeds from sale of assets	27,589	6,196	120,570	1,359	277
Other fixed assets	(16,109)	(280)	(408)	(828)	—

Net cash (used) provided by investing activities	$(160,097)	$(56,511)	$28,483	$(202,941)	$(164,322)

(1)   Cash paid for exploration and development costs and leasehold acquisitions as reflected in the Consolidated Statement of Cash Flows differs from the reported capital expenditures in the "Capital expenditures" table due to the timing of when the capital expenditures are incurred and when the actual cash payment is made.

The $104 million increase in net cash used by investing activities for the nine months ended September 30, 2010, compared to the nine months ended September 30, 2009, was primarily due to an increase in exploration and development of oil and gas properties, leasehold acquisitions, and other fixed assets, partially offset by an increase in proceeds from the sale of non-core oil and gas properties in the 2010 period compared to the same period in 2009. Approximately $38 million of the increase was attributable to leasehold acquisition costs we incurred in 2010 in connection with our acquisition of 40,000 net acres in the Narraway/Ojay fields and 10,000 net acres in the Evi field. The remaining net increase was primarily associated with an increase in drilling activities in the Narraway/Ojay and Evi fields and the installation of gathering infrastructure in the Narraway/Ojay fields. Net cash provided by investing activities of $28 million in the year ended December 31, 2009 included $121 million of proceeds from the sale of non-core oil and gas properties that primarily occurred during the fourth quarter of 2009, partially offset by cash used in exploration and development activities. Net cash used by investing activities in 2008 and 2007 was comprised primarily of exploration and development costs. See "—Capital expenditures" for more detail on our capital expenditures.

Net cash provided by financing activities of $95 million in the nine months ended September 30, 2010 was primarily comprised of borrowings from Forest, while net cash provided by financing activities of $23 million in the nine months ended September 30, 2009 was primarily comprised of borrowings from our bank credit facility. Net cash used by financing activities of $70 million in 2009 included net repayments of our bank credit facility of $115 million, offset somewhat by borrowings from Forest of $46 million. Net cash provided by financing activities of $7 million in 2008 was comprised primarily of $23 million in borrowings from Forest, partially offset by $17 million in net repayments of our bank credit facility. Net cash provided by financing activities of $39 million in 2007 was primarily comprised of $29 million in net borrowings from our bank credit facility and $14 million of net borrowings from Forest.

As part of a divestiture program that was initiated by Forest in 2008 and continued through early 2010, Forest increased its cash position significantly by the fourth quarter of 2009. In order to reduce its consolidated debt and interest expense, Forest advanced us $42 million in December 2009, which we used to pay down our bank credit facility. Since that time, we have continued to utilize our bank credit facility to fund short-term borrowing needs associated with our daily disbursements, which we repay utilizing cash flows from operations and borrowings from Forest. Since paying off our credit facility in December 2009, and through September 30, 2010, our borrowings under our note payable to Forest have increased from $136 million to $224 million. In addition, advances from Forest have increased from $7 million to $16 million, and accrued interest on the note payable to Forest and advances from Forest has increased from $14 million to $19 million during the same period. The majority of the $89 million increase in borrowings under our note payable to Forest was attributable to $38 million in leasehold acquisition costs we incurred in connection with our acquisition of 40,000 net acres in the Narraway/Ojay fields and 10,000 net acres in the Evi field and $31 million attributable to an expansion of our gathering infrastructure (including $13 million of pipe and equipment inventory at September 30, 2010) in the Narraway/Ojay fields, which we expect will provide gathering capacity for a large portion of the anticipated production growth in that field over the next several years. As of September 30, 2010, we had approximately $224 million of intercompany debt payable to Forest and $35 million of intercompany advances and accrued interest due to Forest. We intend to use the net proceeds from this offering to repay our outstanding indebtedness to Forest, including intercompany advances, and the remainder, if any, for general corporate purposes, including capital expenditures and working capital. We do not expect to be able to borrow from, or receive intercompany advances from, Forest after the completion of this offering.

Capital expenditures

Expenditures for acquisition, exploration, development, and leasehold acquisition costs were as follows:

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Acquisition, exploration, development, and leasehold acquisition costs:
Direct costs:
Proved property acquisitions	$—	$—	$—	$—	$6
Exploration and development	136,429	40,375	71,356	185,580	160,343
Leasehold acquisition costs	37,713	2,389	11,428	6,880	5,416
Overhead capitalized	3,451	3,803	5,494	5,493	7,453
Interest capitalized	525	—	—	—	—

Total capital expenditures(1)(2)	$178,118	$46,567	$88,278	$197,953	$173,218

(1)   Total capital expenditures include cash and accrued expenditures. Total capital expenditures also include estimated discounted asset retirement obligations of $(1.0) million and $.3 million recorded during the nine months ended September 30, 2010 and 2009, respectively, and $1.8 million, ($3.2) million, and ($.6) million recorded during the years ended December 31, 2009, 2008, and 2007, respectively.

(2)   In addition to capital expenditures incurred for the exploration and development of oil and gas properties, we incurred $18 million of capital expenditures during the nine-months ended September 30, 2010 in connection with the installation of gathering infrastructure in our Narraway/Ojay fields, which we expect to utilize to transport third-party gas (in addition to our own production) in exchange for a gathering fee.

Due to the significant downturn in the overall economy in late 2008 and its impact on the price for oil, natural gas, and NGLs, we chose to significantly reduce our capital expenditures and drilling activity in 2009. As a result of significantly increased liquidity in 2010 due to non-core oil and gas property divestitures, higher oil and NGL prices, and focusing our development primarily on our core areas with expected high growth potential, we determined to increase our drilling activity in 2010. Primary factors impacting the level of our capital expenditures include oil, natural gas, and NGL prices, the volatility in these prices, the cost and availability of field services, general economic and market conditions, and weather disruptions.

Contractual obligations

The following table summarizes our contractual obligations as of September 30, 2010:

(in thousands)	2010	2011	2012	2013	2014	2015	After 2015	Total

Long-term debt(1)	$82	$326	$140	$—	$—	$—	$—	$548
Amounts due to Forest(2)	259,629	—	—	—	—	—	—	259,629
Operating leases(3)	144	991	24	2	—	—	—	1,161
Unconditional purchase obligations(4)	1,674	6,567	4,757	1,796	—	—	—	14,794
Other liabilities(5)	58	190	2,142	2,070	1,493	894	7,621	14,468

Total contractual obligations	$261,587	$8,074	$7,063	$3,868	$1,493	$894	$7,621	$290,600

(1)   Long-term debt consists of commitment fees on the bank credit facility based on our borrowing base as of September 30, 2010. There were no outstanding borrowings or letters of credit under our bank credit facility as of September 30, 2010.

(2)   Amounts due to Forest includes (i) $224 million due on demand or, failing such demand, in November 2014 under our note payable to Forest, (ii) $19 million of accrued interest on the note payable that is due at the same time as the principal amount, and (iii) $16 million in advances from Forest (and related accrued interest) that are due in the second month following the month in which the related transaction occurred.

(3)   Operating leases consist of leases for office facilities and equipment and vehicles.

(4)   Unconditional purchase obligations consist of firm transportation commitments.

(5)   Other liabilities represent current and noncurrent liabilities that are comprised of postretirement benefit obligations and asset retirement obligations, for which neither the timing nor the amount of ultimate settlement can be precisely determined in advance. See "—Critical accounting policies, estimates, judgments, and assumptions" for a more detailed discussion of the nature of the accounting estimates involved in estimating asset retirement obligations.

Off-balance sheet arrangements

From time to time, we enter into off-balance sheet arrangements and transactions that can give rise to off-balance sheet obligations. As of September 30, 2010, the off-balance sheet arrangements and transactions that we have entered into include (i) operating lease agreements, (ii) drilling commitments, and (iii) contractual obligations for which the ultimate settlement amounts are not fixed and determinable. We do not believe that any of these arrangements are reasonably likely to materially affect our liquidity or availability of, or requirements for, capital resources.

Critical accounting policies, estimates, judgments, and assumptions

Full cost method of accounting

The accounting for our business is subject to special accounting rules that are unique to the oil and gas industry. There are two allowable methods of accounting for oil and gas business activities: the full cost method and the successful efforts method. The differences between the two methods can lead to significant variances in the amounts reported in financial statements. We have elected to follow the full cost method, which is described below.

Since we operate in one country, under the full cost method, we maintain one cost center. All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, dry holes, and overhead related to exploration and development activities) are capitalized to this cost center. The fair value of estimated future costs of site restoration, dismantlement, and abandonment activities is capitalized, and a corresponding asset retirement obligation liability is recorded.

Costs capitalized to the full cost center are depleted using the units-of-production method, based on conversion to common units of measure, using one barrel of oil as an equivalent to six thousand cubic feet of natural gas. Changes in estimates of reserves or future development costs are accounted for prospectively in the depletion calculations. We have historically updated our quarterly depletion calculations with our quarter-end reserve estimates. Based on this accounting policy, our December 31, 2009 reserve estimates were used for our fourth quarter 2009 depletion calculation. These reserve estimates were calculated in accordance with the SEC's "Modernization of Oil and Gas Reporting" rules, which were first effective for 2009 year-end reporting. See "Business—Reserves" and Note 13 to our consolidated financial statements included elsewhere in this prospectus for a more complete discussion of these rules and our estimated proved reserves as of December 31, 2009.

Companies that use the full cost method of accounting for oil and gas exploration and development activities are required to perform a ceiling test each quarter for each cost center.

The full cost ceiling test is a limitation on capitalized costs prescribed by SEC Regulation S-X Rule 4-10. The ceiling test is not a fair value-based measurement. Rather, it is a standardized mathematical calculation. The test determines a limit, or ceiling, on the book value of oil and gas properties. That limit is basically the after tax present value of the future net cash flows from proved oil and gas reserves. This ceiling is compared to the net book value of the oil and gas properties, reduced by any related net deferred income tax liability. If the net book value reduced by the related deferred income taxes exceeds the ceiling, an impairment or non-cash write-down is required. We recorded a $199 million non-cash ceiling test write-down in the first quarter of 2009 based on the March 31, 2009 spot prices for natural gas and oil of $3.63 per MMBtu and $49.66 per barrel, respectively. We have not incurred a ceiling test write-down since March 31, 2009 through September 30, 2010. Our ceiling test calculations are based on the twelve-month average natural gas and oil prices since December 31, 2009.

In areas where the existence of proved reserves has not yet been determined, leasehold costs, seismic costs, and other costs incurred during the exploration phase remain capitalized as unproved property costs until proved reserves have been established or until exploration activities cease. Investments in unproved properties are not depleted, pending the determination of the existence of proved reserves. If exploration activities result in the establishment of proved reserves, amounts are reclassified as proved properties and become subject to depreciation, depletion, and amortization, and the application of the ceiling limitation. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, and geographic and geologic data obtained relating to the properties. Where it is not practicable to individually assess properties whose costs are not individually significant, such properties are grouped for purposes of assessing impairment. The amount of impairment assessed is added to the costs to be amortized in the full cost pool.

Under the alternative successful efforts method of accounting, surrendered, abandoned, and impaired leases, delay lease rentals, exploratory dry holes, and overhead costs are expensed as incurred. Capitalized costs are depleted on a property-by-property basis. Impairments are also assessed on a property-by-property basis and are charged to expense when assessed.

The full cost method is used to account for our oil and gas exploration and development activities because we believe it appropriately reports the costs of our exploration programs as part of an overall investment in discovering and developing proved reserves.

Goodwill

Goodwill is tested for impairment on an annual basis in the second quarter of the year. In addition, we test goodwill for impairment if events or circumstances change between annual tests, indicating a possible impairment.

In the first step of testing for goodwill impairment, we estimate the fair value of the reporting unit and compare the fair value with the carrying value of the net assets of the reporting unit. If the fair value of the reporting unit is greater than the carrying value of the net assets of the reporting unit, then no impairment results. If the fair value is less than its carrying value, then we would perform a second step and determine the fair value of the goodwill. In this second step, the fair value of goodwill is determined by deducting the fair value of the reporting unit's identifiable assets and liabilities from the fair value of the reporting unit as a whole, as if that reporting unit had just been acquired and the purchase price were being initially allocated. If the fair value of the goodwill is less than its carrying value for a reporting unit, an impairment charge would be recorded to earnings in our consolidated statement of operations.

To determine the fair value of the reporting unit, we use a discounted cash flow model to value our total estimated reserves, which include proved, probable, and possible reserves. This approach relies on significant judgments about the quantity of reserves, the timing of the expected production, the pricing that will be in effect at the time of production, and the appropriate discount rates to be used. Our discount rate assumptions are based on an assessment of our weighted average cost of capital.

We did not record an impairment charge as a result of our goodwill impairment tests that we performed in 2007 through the second quarter of 2010, and no events or circumstances have occurred since then that have indicated a possible impairment, requiring an updated test. Based on the test we performed in the second quarter of 2010, our reporting unit is not reasonably likely to fail the first step in a future goodwill impairment test. However, due to the significant judgments that go into the test, as discussed above, there can be no assurance that our goodwill will not be impaired at any time in the future.

Oil and gas reserve estimates

Our estimates of proved reserves are based on the quantities of oil and gas that geoscience and engineering data demonstrate, with reasonable certainty, to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. For example, we must estimate the amount and timing of future operating costs, production and property taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the estimate of proved reserves may also change. Any significant variance in these assumptions could materially affect the estimated quantity and value of our reserves. Despite the inherent uncertainty in these engineering estimates, our reserves are used throughout our financial statements. For example, since we use the units-of-production method to amortize our oil and gas properties, the quantity of reserves could significantly impact our DD&A expense. Our oil and gas properties are also subject to a "ceiling test" limitation based in part on the quantity of our proved reserves. Finally, these reserves are the basis for our supplemental oil and gas disclosures included in Note 13 to our consolidated financial statements contained elsewhere in this prospectus.

See "Business—Reserves" and "Risk factors—Risks relating to our business—Our proved reserves are estimates and depend on many assumptions. Any material inaccuracies in these assumptions could cause the quantity and value of our oil and gas reserves, and our revenue, profitability, and cash flow, to be materially different from our estimates."

Asset retirement obligations

We have obligations to remove tangible equipment and restore locations at the end of the oil and gas production operations. Estimating the future restoration and removal costs, or asset retirement obligations, is difficult and requires management to make estimates and judgments, because most of the obligations are many years in the future, and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety, and public relations considerations.

Inherent in the calculation of the present value of our asset retirement obligations, or ARO, are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory, environmental, and political environments. To the extent future revisions to these assumptions impact the present value of the existing ARO liability, a corresponding adjustment is made to the oil and gas property balance. Increases in the discounted ARO liability resulting from the passage of time are reflected as accretion expense in our consolidated statements of operations.

Reconciliation of non-GAAP measure

Adjusted EBITDA

In addition to reporting net earnings as defined under U.S. generally accepted accounting principles, or GAAP, we also present earnings before interest, income taxes, depreciation, depletion, and amortization, or Adjusted EBITDA, which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings (loss) before interest expense, income taxes, depreciation, depletion, and amortization, as well as other non-cash operating items such as ceiling test write-downs of oil and gas properties, foreign currency exchange (gains) losses, and accretion of asset retirement obligations. Adjusted EBITDA does not represent, and should not be considered an alternative to, GAAP measurements, such as net earnings (its most comparable GAAP financial measure), and our calculations thereof may not be comparable to similarly-titled measures reported by other companies. By eliminating interest, income taxes, depreciation, depletion, amortization, and other non-cash items from earnings, we believe the result is a useful measure across time in evaluating our fundamental core operating performance. Our management also uses Adjusted EBITDA to manage our business, including the preparation of our annual operating budget and financial projections. We believe that Adjusted EBITDA is also useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. As indicated, Adjusted EBITDA does not include interest expense on borrowed money or depletion, depreciation, and amortization expense on capital assets or the payment of income taxes, which are necessary elements of our operations. Because Adjusted EBITDA does not account for these and other expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations, our management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net earnings and revenues, to measure operating performance. The following table provides a reconciliation of net earnings (loss), the most directly comparable GAAP measure, to Adjusted EBITDA for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(in thousands)	2010	2009	2009	2008	2007

Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599
Income tax expense (benefit)	6,401	(49,723)	(49,293)	23,592	(3,896)
Foreign currency exchange (gains) losses, net	(5,290)	(15,609)	(18,062)	20,440	(15,415)
Interest expense	5,157	12,035	16,157	14,364	14,380
Accretion of asset retirement obligations	774	727	1,009	1,130	903
Ceiling test write-down of oil and gas properties	—	199,021	199,021	—	—
Depreciation, depletion, and amortization	45,516	43,131	56,464	86,331	84,585

Adjusted EBITDA	$76,126	$47,143	$66,368	$194,935	$138,156

Quantitative and qualitative disclosures about market risk.

We are exposed to market risk, including the effects of adverse changes in commodity prices, interest rates, and foreign currency exchange rates as discussed below.

Commodity price risk

We produce and sell natural gas, crude oil, and natural gas liquids. As a result, our financial results are affected when prices for these commodities fluctuate. Such effects can be significant. In order to reduce the impact of fluctuations in commodity prices on a consolidated basis, we intend to make use of an oil, natural gas, and NGL hedging strategy whereby we would enter into commodity swaps, collars, and other derivative financial instruments with third parties. These arrangements, which are typically based on prices available in the financial markets at the time the contracts are entered into, are anticipated to be settled by us in cash and will likely not require physical deliveries of hydrocarbons. We are not a party to any derivative agreements. As of December 9, 2010, we have a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer.

Interest rate risk

The following table presents principal amounts and related interest rates for our obligations under which interest is accrued as of the periods presented.

(in thousands)	September 30, 2010	December 31, 2009

Note payable to Forest:
Balance	$224,306	$135,529
Average variable interest rate for the period	3.1%	12.5%
Intercompany advances payable to Forest:
Balance	$16,021	$7,307
Average variable interest rate for the period	8.25%	8.25%

For the periods presented, the note payable to Forest bore interest at three-month LIBOR plus two times Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. The balance is due upon Forest's demand or, failing such demand, on November 11, 2014. The intercompany advances payable to Forest are due no later than the end of the second calendar month following the month in which the related transaction occurred or, if related to equity compensation awards, are due immediately upon notice of an equity award exercise or settlement; however, Forest has historically accepted repayment of this balance in the second year following the initial accrual. Interest accrues on the interest-bearing portion of this balance at prime plus 5% per annum.

Foreign currency exchange rate risk

Our functional currency is the Canadian dollar, and our reporting currency is the U.S. dollar. Our note payable to, and advances from, Forest are denominated in U.S. dollars. Because of these factors, we are subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing, and investing transactions. We have not entered into any foreign currency forward contracts or other similar financial instruments to manage this risk.

Business

Overview

We are an independent oil and gas exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. We were incorporated under the laws of the State of Delaware on September 30, 2010, and we are currently a wholly-owned subsidiary of Forest Oil Corporation. Our predecessor, Canadian Forest Oil Ltd., was acquired by Forest in 1996. As of December 31, 2009, we had approximately 322 Bcfe of estimated proved reserves, of which approximately 69% was natural gas and approximately 64% was classified as proved developed. As of September 30, 2010, we had approximately 1.1 million gross (.8 million net) acres of land (approximately 80% of which is undeveloped), approximately 190 proved undeveloped drilling locations, and approximately 3,800 other identified drilling locations. Subject to final budget approvals, during 2011, we plan to drill approximately 64 gross wells (58 net wells) in our core areas, all of which we expect to operate.

The following table presents summary data for each of our significant properties as of September 30, 2010, unless otherwise indicated.

	Estimated proved reserves (Bcfe)(1)	Estimated proved developed reserves (Bcfe)(1)	Average daily sales volumes (MMcfe/d)(2)		Acreage		Proved undeveloped drilling locations	Other identified drilling locations(3)
	Net	Net	Working Interest	Net	Gross	Net	Gross	Gross

Narraway/Ojay	51	36	18	17	123,407	85,922	28	517
Wild River	96	69	29	28	27,040	14,133	26	160
Other Deep Basin	26	24	8	7	47,894	25,079	3	31

Total Deep Basin	173	129	55	52	198,341	125,134	57	708
Evi	76	17	10	9	48,160	40,862	106	213
Other light oil	7	7	2	2	5,600	4,450	1	16

Total light oil	83	24	12	11	53,760	45,312	107	229
Utica Shale	—	—	—	—	432,310	273,780	—	2,500
Liard Basin	—	—	—	—	61,720	60,927	—	150

Total shales	—	—	—	—	494,030	334,707	—	2,650
Other	66	54	14	13	362,400	285,385	23	169

Total	322	207	81	76	1,108,531	790,538	187	3,756

(1)   As of December 31, 2009.

(2)   Represents average daily working interest and net sales volumes for the three months ended September 30, 2010. "Working interest sales volumes" represents our working interest share of volumes before the impact of royalty burdens. "Net sales volumes" represents working interest volumes less the amount of volumes attributable to royalty burdens.

(3)   Our identification of drilling locations is based on our assessment of current geoscientific, engineering, land, and well-spacing information, and we update and revise our drilling locations on a periodic basis as these factors change. "Other identified drilling locations" does not include proved undeveloped drilling locations or otherwise correspond to or include locations associated with our estimated proved reserves.

Our history

During the past five years, we have primarily focused on the development of our Deep Basin area and Evi field, which were acquired in connection with Forest's acquisition of The Wiser Oil Company, or Wiser, in 2004. More recently, in the Deep Basin, we have applied our experience from the Wild River field to the development and expansion of our Narraway/Ojay fields.

Since 2004 and through December 31, 2009, we have organically added nearly 400 Bcfe of estimated proved reserves, primarily through the development of our fields in the Deep Basin and our Evi field. Beginning in 2009, we applied multi-zone slick-water fracture completion technology to our Narraway/Ojay fields that yielded improved results. As a result, we undertook a significant leasing campaign in the Narraway/Ojay area, which increased our acreage position from approximately 21,000 net acres at December 31, 2008, to approximately 86,000 net acres at September 30, 2010. During the same period, we completed a total of 15 wells that achieved 24-hour average initial gross production rates of 13 MMcfe/d. One well in the field, placed on production in April 2009, tested as high as 32 MMcfe/d (gross) and has produced over 7.5 Bcfe as of September 30, 2010.

We also increased our oil drilling activity in our Evi field in 2009, accelerating our horizontal drilling program that began in 2006. To date, we have drilled 25 horizontal oil wells, including six in 2009 and 14 in 2010. Due to the success of our initial horizontal wells, we undertook a significant leasing campaign in the Evi area, which increased our net acreage position from approximately 13,000 net acres at December 31, 2004 to approximately 41,000 net acres at September 30, 2010.

Through our leasing efforts in Quebec, which began in 2007, we have acquired approximately 274,000 net acres in the Utica Shale play. To date, we have participated in the drilling of nine exploration wells and acquired approximately 112 miles of two-dimensional seismic data. We intend to continue to evaluate our acreage for future development.

In addition to our large shale gas position in Quebec, we have approximately 61,000 contiguous net acres in the Northwest Territories in the Muskwa shale gas play within the Liard Basin, which is located adjacent to the Horn River Basin.

As we have expanded into new plays, we also have divested assets that did not meet our development growth strategy. We divested approximately $148 million of certain non-core oil and gas properties, primarily in December 2009 and April 2010, that, at the time the divestitures occurred, had a combined net production rate of 16 MMcfe/d.

During the nine-month period ending September 30, 2010, we achieved company-wide organic production growth, pro forma for divestitures, of approximately 36%, and we intend to build on that growth going forward.

Significant properties

We have a well-balanced portfolio of oil and gas properties, consisting of low-risk natural gas and premium-priced light oil resource plays, as well as significant undeveloped potential associated with two shale gas plays. Our primary area of focus is in the Western Canadian Sedimentary Basin, which includes our Narraway/Ojay and Wild River fields in the Deep Basin and our Evi field in the Peace River Arch. Our principal area of natural gas development is in the Deep Basin, which runs along the Canadian Foothills in Alberta and British Columbia, where we target stacked pay intervals. We believe that the stacked pay intervals in our Narraway/Ojay and Wild River fields represent low-risk, repeatable development opportunities. Our primary oil development resource play, the Evi field, is located in northern Alberta in the Peace River Arch, where we are targeting lower permeability oil-bearing carbonates in the Slave Point formation. Finally, the Utica Shale in Quebec and the Liard Basin in the southwest portion of the Northwest Territories are shale gas prospects that we believe have significant development potential. Each of these areas is discussed in more detail below.

Deep Basin Area

We have approximately 125,000 net acres in the Deep Basin. Our development of these assets is primarily focused on our Narraway/Ojay and Wild River fields. Geologically, these fields have a minimum of ten different stacked producing intervals, with the Nikanassin being the anchor formation in our Narraway/Ojay fields and the Cadomin being the anchor formation in our Wild River field. Although many of these intervals have not been exploited horizontally, we believe that horizontal drilling and slick-water fracture stimulation will result in better initial production rates and recoveries than vertical wells.

The following map sets forth our acreage in the Deep Basin area as of September 30, 2010.

Narraway/Ojay fields

We have approximately 86,000 net acres in the Narraway/Ojay fields located in Alberta and British Columbia. This acreage position establishes us as one of the top acreage holders in the area. Following positive drilling results in the Narraway/Ojay fields during 2009, we increased our acreage position from approximately 21,000 net acres at December 31, 2008 to approximately 86,000 net acres at September 30, 2010 through significant leasehold acquisitions. Since implementing slick-water fracture stimulation techniques, we have drilled and completed 15 vertical wells that had average initial gross 24-hour production rates of 13 MMcfe/d. One well in the field, placed on production in April 2009, tested a gross rate as high as 32 MMcfe/d and has produced over 7.5 Bcfe as of September 30, 2010. From the fourth quarter of 2008 to the third quarter of 2010, we have increased our net sales volumes from 5 to 17 MMcfe/d, which we believe demonstrates the significant growth potential of the Narraway/Ojay fields. In addition, at September 30, 2010, we also had Ojay wells shut-in due to infrastructure constraints that had 24-hour initial net test rates totaling 25 to 30 MMcfe/d. Further, we have reduced the average number of days to drill each well in the field by over 40% since 2004. Our wells in the Narraway/Ojay fields provide multi-zone completion opportunities, with the Nikanassin formation as the anchor zone, and with numerous gas bearing formations in zones above, or uphole of, the anchor zone. These uphole zones can be commingled for production purposes. Utilizing zone-specific production data collected from production tests in our vertical wells, we plan to spud our first horizontal well in the Narraway/Ojay fields at the end of the fourth quarter of 2010. We believe the application of horizontal drilling and multi-stage fracturing technology will enhance the economic development of the Narraway/Ojay fields as we target the most productive intervals. Based on current regulatory spacing, we have 28 gross proved undeveloped drilling locations and 517 gross other identified drilling locations as of September 30, 2010. We plan to run a four-rig drilling program in the field in 2011 to drill approximately 24 wells.

The following map outlines our operations in our Narraway/Ojay fields as of September 30, 2010.

Wild River field

We have approximately 14,000 net acres in the Wild River field, located in the southeast portion of the Deep Basin. We acquired our position in 2004 as part of Forest's acquisition of Wiser. We have drilled 143 wells in the Wild River field since our acquisition in 2004 and increased our net sales volumes from 7 MMcfe/d to 28 MMcfe/d in the third quarter of 2010. During this same period, we also reduced the average number of days to drill each well by approximately 30%. We have targeted multiple-zone intervals, with the Cadomin formation as the anchor zone. The stacked pay in our Wild River field has provided drilling opportunities that have been vertically developed; however, we believe the application of horizontal drilling and multi-stage fracturing technology will further enhance the economic development of this field. Industry activity in the area has demonstrated horizontal success targeting the uphole, liquids-rich Cardium interval, and we believe our acreage is also prospective for this interval. Based on current regulatory spacing of up to eight wells per section on the majority of our lands, we have approximately 26 gross proved undeveloped drilling locations and 160 gross other identified drilling locations as of September 30, 2010. We plan to horizontally test the Cardium in 2011.

The following map outlines our operations in our Wild River field as of September 30, 2010.

Evi field

We have approximately 41,000 net acres in the Evi field, located in the Peace River Arch. This position offers us a significant development opportunity for premium-priced light oil. We acquired our initial acreage position in the Evi field in 2004 as part of Forest's acquisition of Wiser, and we have acquired approximately 28,000 net acres through Crown leasing as of September 30, 2010 to add to this position. To date, we have drilled 25 horizontal wells and more than doubled our average daily net sales volumes in this field to 1,500 Bbls per day in the third quarter of 2010. Since drilling our first horizontal well, we have reduced the average number of days to drill each well by over 60%. Based on current regulatory spacing, we have identified over 106 gross proved undeveloped drilling locations and 213 gross other identified drilling locations as of September 30, 2010. We believe that we can ultimately enhance production rates and recoveries in the Evi field through further development drilling and secondary recovery techniques, such as waterflooding. We plan to run a four-rig drilling program in the field in 2011 to drill approximately 37 wells.

The following map outlines our operations in our Evi field as of September 30, 2010.

Utica Shale

We have approximately 274,000 net acres in Quebec that are prospective for the Utica Shale. Natural gas produced from the Utica Shale in Quebec is in close proximity to major markets in Canada and the northeastern United States, which generally provides for a $0.50 to $1.00 premium in product pricing compared to NYMEX Henry Hub. In addition, the province of Quebec offers a favorable royalty regime and other incentives, which we believe, together with the fact that the Utica Shale is relatively shallow compared to other shale plays in North America, give this play an economic advantage.

In 2007 and 2008, we took cores from three vertical test wells targeting a section of the upper Utica Shale, or the Upper Utica, and tested two of these wells at a peak rate of 1,000 Mcfe per day. We then drilled three horizontal test wells (each with two thousand foot laterals and four fracture stimulation stages), which had similar initial production test rates.

We have performed tests on the cores recovered from the first wells drilled and analyzed how the Utica Shale compares and contrasts with shales that have been commercially developed in North America. Based on this analysis, our drilling target is now focused on the middle section of the Utica Shale, or the Middle Utica, which we believe to be more brittle than the Upper Utica and therefore a better fracturing candidate.

Recently, one of our competitors drilled a horizontal well in the Middle Utica and reported an initial gross production rate of 12 MMcfe/d with an initial 30-day average gross production rate of over 5 MMcfe/d. This well had a lateral length of 3,200 feet and was completed with an eight-stage fracture stimulation. We believe that longer laterals and additional fracture stimulation stages will yield improved initial production rates. We are currently drilling a vertical well in the area and expect to take samples to further confirm the rock properties associated with the Middle Utica. Subject to minimal capital commitment, our leases in the play have from five to seven years remaining on their terms. Furthermore, transportation infrastructure is already in place in the Utica Shale, which should lower development expenditures. We believe that these factors, coupled with the area's premium natural gas prices and low royalty rates, provide favorable development economics. We plan to run a one-rig drilling program in the play in the second quarter of 2011 and apply horizontal drilling with multi-stage fracturing technology based on the additional geologic information gathered.

The following map sets forth our acreage in the Utica Shale as of September 30, 2010. In addition, the following map presents the reported initial gross production rate of a significant industry well.

Liard Basin

We have approximately 61,000 net acres in the Liard Basin, located in the Northwest Territories, that are prospective for the Muskwa and Exshaw Shales. This is a newly developing natural gas shale play adjacent to the producing Horn River Basin. We believe that our acreage in the Liard Basin is analogous to the Muskwa Shale in the Horn River Basin. Our acreage is located in close proximity to a pipeline in the Northwest Territories providing for the sale and distribution of any natural gas produced. We expect to commence the evaluation of our assets in the Liard Basin in late 2011, with the re-entry of an existing wellbore.

The following map sets forth our acreage in the Liard Basin as of September 30, 2010. In addition, the following map presents the reported initial gross production rate for a significant industry well in the Horn River, a resource play in close proximity to our acreage.

Infrastructure

Since the beginning of 2009, we have spent $39 million in the construction of key infrastructure and the purchase of related equipment in the Narraway/Ojay fields. In late November 2010, we completed construction of a natural gas pipeline connecting shut-in wells from our Ojay acreage in British Columbia to sales meters in western Alberta. Our gas gathering system and associated facilities at the Narraway/Ojay fields were expanded in order to alleviate capacity restrictions, improve timely takeaway of our gas, and enable us to proceed with our development plan. We believe that we have installed sufficient capacity to meet our near-term drilling plans for our assets in those fields. At the Evi field, we installed infrastructure that allows us to transport by pipeline the majority of our oil production to a stock-tank battery, which has eliminated the cost of trucking and the downtime associated with weather-dependent access to some locations. We intend to install, as needed, additional infrastructure in our core areas, which should allow us to continue to substantially control the pace of development, ensure timely takeaway of our production volumes, and continue our commitment to improving operational efficiencies and cost control.

Our business strategy

Our business strategy is to increase stockholder value by efficiently increasing production, reserves, and cash flow by applying horizontal drilling and new completion technologies to our significant and diversified undeveloped acreage positions. We expect to execute this strategy while managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We endeavor to execute this strategy as follows:

•
Exploit and develop resource plays by applying horizontal drilling and new completion technologies.  We intend to apply the latest exploitation technologies to our resource plays, including horizontal drilling and multi-stage hydraulic fracture stimulation techniques. We believe these technologies will provide for efficient production and reserve growth from our significant undeveloped acreage positions. Our Deep Basin area and Evi field each have a large number of remaining drilling locations where delineation drilling has established the existence of a consistent geologic trend, creating what we believe are repeatable development opportunities through horizontal and vertical drilling. In 2011, we intend to run a four-rig drilling program in the Deep Basin, targeting the multi-stacked natural gas intervals in our Narraway/Ojay fields, and a four-rig drilling program in the Evi field, targeting premium-priced light oil.

•
Develop large shale positions.  We have significant undeveloped shale acreage positions in the Utica Shale in Quebec and the Liard Basin in the Northwest Territories, which are in the early stages of evaluation and have the potential to contain large-scale gas accumulations. We have achieved early progress in the Utica Shale through the drilling of nine exploration wells and the application of horizontal drilling and multi-stage fracturing technologies, which have demonstrated the potential to improve extraction efficiencies and economics. We plan to further explore each of our shale positions by taking deliberate steps to transition them into large-scale development projects. We expect to have a one-rig drilling program in the Utica Shale commencing in the second quarter of 2011. Additionally, we expect to evaluate our large shale position in the Liard Basin, commencing in late 2011, with the re-entry of an existing wellbore.

•
Enhance returns by focusing on operational control and cost efficiencies.  We plan to develop and execute large-scale, repeatable drilling programs in areas where we have high working interests, concentrated land positions, large drilling inventory, and operational control to reduce costs and achieve economies of scale thereby attaining higher rates of return on invested capital. Our plan is to further shift our focus from vertical development programs to horizontal drilling in order to improve initial production rates and overall recoveries, thereby enhancing overall program economics.

•
Develop, expand, and rationalize our asset base through leasehold and property acquisitions, divestitures, and exploration.  We intend to pursue leasehold and property acquisitions to enhance existing business operations in our core areas and to gain entrance into new, complementary resource plays with a preference for liquids-rich hydrocarbon prospects. We also plan to pursue a measured exploration drilling program in these areas in order to expand the ultimate scope of commercial development of our asset base. As economic conditions permit, we intend to divest assets that do not fit our primary business strategy, including those without significant development opportunities.

•
Maintain financial flexibility.  We expect to maintain a strong liquidity position to successfully execute our growth strategy through the application of budget controls and prudent financial management. We intend to focus on managing our debt levels relative to our estimated proved reserves, cash flow from operations, and EBITDA. We also plan to support our prospective cash flow and EBITDA through the implementation of a measured commodity hedging program.

Our competitive strengths

We believe we have a number of competitive strengths that will help us to execute our business strategy:

•
Large, contiguous acreage positions, with multi-year, diversified drilling inventory.  Our leasing efforts, which have included early identification and leasehold acquisition of acreage in prospective areas, have enabled us to develop large, contiguous acreage positions. In total, we have accumulated approximately 1.1 million gross (.8 million net) acres in prospective areas, with approximately 80% of the acreage classified as undeveloped as of September 30, 2010. Our acreage positions allow us to be more competitive in our development efforts through the execution of large-scale drilling and multi-stage fracture stimulation programs and the establishment of centralized gas gathering systems and associated facilities. We have a commodity-diverse drilling portfolio with over 50 proved undeveloped drilling locations and over 700 other identified drilling locations in the Deep Basin targeting natural gas and natural gas liquids, or NGLs, and over 100 proved undeveloped drilling locations and over 200 other identified drilling locations in our Evi field targeting premium-priced light oil. In addition, we have significant exploration potential across our acreage in the Utica Shale and the Liard Basin, with approximately 2,700 identified horizontal drilling locations prospective for shale gas.

•
Multi-stacked intervals in the Deep Basin, which yield low-risk incremental development opportunities.  The Deep Basin in Canada has historically been a highly prospective area for the production of natural gas and NGLs. The Deep Basin fields produce from a minimum of ten different intervals, many of which have not been exploited horizontally. With the advancement of drilling and completion technology, many of these intervals now have the potential to be developed with favorable economic results. We believe our interests in over 250 productive wells in the Deep Basin, completed in multiple zones, and our understanding of the geology of the basin give us a competitive advantage in the development of these unexploited intervals. Our primary focus in the Deep Basin will be in the Narraway/Ojay fields, with the Nikanassin interval being our anchor zone. We believe that the application of horizontal drilling and multi-stage fracturing technologies will allow us to develop this and other intervals at enhanced economic rates of return.

•
Management and technical team with demonstrated operational and technical skills and experience in horizontal drilling.  Our management and technical team has extensive expertise in the oil and gas industry. We believe that our team is one of our principal competitive strengths, as evidenced by our track record in establishing, developing, and expanding our core assets with profitable rates of return. Our team has successfully implemented horizontal drilling and multi-stage hydraulic fracturing technologies and plans to expand the application of these technologies across our resource plays. Since the completion of our first horizontal well in the Evi field in 2006, we have drilled a total of 25 horizontal wells, improved production rates and recoveries by increasing the number of fracturing stages, and reduced drilling costs through efficiency gains. Further, key members of the team have gained lasting knowledge and experience through our relationship with Forest. In the fourth quarter of 2010, we intend to commence drilling a horizontal well in our Narraway/Ojay fields and implement the multi-stage fracturing techniques that Forest has successfully applied in the United States, particularly in the Granite Wash play in the Texas Panhandle. We expect to continue to pursue the application of horizontal drilling and multi-stage fracturing technologies on our resource bases.

•
Operating control over a majority of our properties, with limited near-term lease expiries.  We own high working interests in our properties and currently operate 80% of our production. Further, we expect to operate substantially all of our planned 2011 drilling program. As the designated operator, we believe we can maintain control over capital expenditures, operating costs, and the pace of exploration and development. We also have limited near-term lease expiries. At September 30, 2010, approximately 89% of our net acreage was held by leases whose terms extend beyond the next three years.

•
Focus on operational efficiencies and cost containment.  We have focused and will continue to focus on improving operational efficiencies and controlling costs. Comparing the twelve-month period ended December 31, 2008 to the nine months ended September 30, 2010, we have reduced our lease operating expense per unit by approximately 27%, to its current level of $.88 per Mcfe.

•
Strong balance sheet.  Upon the completion of this offering, we anticipate repaying any intercompany amounts due to Forest in full and having no initial debt. Further, we expect to have a credit facility with an undrawn borrowing base and working capital that can be utilized to independently fund a multi-year exploration and development strategy associated with our large, multi-year drilling resources bases.

Reserves

The following table summarizes our estimated quantities of proved reserves as of December 31, 2009, based on the NYMEX Henry Hub price of $3.87 per MMBtu for natural gas and the NYMEX West Texas Intermediate price of $61.08 per barrel for oil, each of which represents the unweighted arithmetic average of the first-day-of-the-month prices during the twelve-month period prior to December 31, 2009. See "—Preparation of reserve estimates" below and Note 13 to the consolidated financial statements of CFOL included elsewhere in this prospectus for additional information regarding our estimated proved reserves.

	Estimated proved reserves
	Natural gas (MMcf)	Oil and liquids (MBbls)	Total (MMcfe)

Developed	169,740	6,202	206,952
Undeveloped	51,461	10,652	115,373

Total estimated proved reserves	221,201	16,854	322,325

As of December 31, 2009, we had estimated proved reserves of 322 Bcfe. During 2009, we added 154 Bcfe of estimated proved reserves through extensions and discoveries which were offset by property sales of 77 Bcfe and negative revisions of 16 Bcfe, which were primarily related to a decrease in the natural gas price used to calculate reserves volumes. As of December 31, 2009, proved undeveloped reserves, or PUDs, were estimated to be 115 Bcfe, or 36% of total estimated proved reserves, compared to 63 Bcfe, or 22% of total estimated proved reserves as of December 31, 2008. The net increase of 52 Bcfe was primarily due to additional reserve bookings in our Narraway/Ojay and Evi fields associated with positive drilling results. The additional PUD bookings were primarily from direct offsets to existing vertical completions. During 2009, we invested $1 million to convert an estimated 0.5 Bcfe of our December 31, 2008 PUD reserves to proved developed reserves. This represented a significant reduction in the rate of development compared to previous years and was directly attributable to the overall decrease in drilling activity due to the global economic crises that persisted for much of 2009. During the nine months ended September 30, 2010, we invested $64 million to convert an estimated 21 Bcfe of our December 31, 2009 PUD reserves to proved developed reserves. We intend to convert the PUD reserves recorded as of December 31, 2009, to proved developed reserves within five years of when they were booked.

Preparation of reserve estimates

Our reserve estimates as of December 31, 2009 presented herein were made in accordance with the SEC's "Modernization of Oil and Gas Reporting" rules, which were effective for annual reports for fiscal years ending on or after December 31, 2009. The new SEC rules include updated definitions of proved oil and gas reserves, proved undeveloped oil and gas reserves, oil and gas producing activities and other terms used in estimating proved oil and gas reserves. Pursuant to the new SEC rules, proved oil and gas reserves as of December 31, 2009, were calculated based on the prices for oil and natural gas during the twelve month period before the reporting date, determined as unweighted arithmetic averages of the first-day-of-the-month prices for each month within such period, rather than the year-end spot prices, which had been used in years prior to 2009. Undrilled locations can be classified as having PUD reserves if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. The new SEC rules broadened the types of technologies that a company may use to establish reserve estimates and also broadened the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands as well as oil and natural gas extracted from shales.

Uncertainties are inherent in estimating quantities of proved reserves, including many factors beyond our control. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and its interpretation. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing, and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices or development and production expenses, may require revision of such estimates. Accordingly, oil and natural gas quantities ultimately recovered will vary from reserve estimates.

Reserve estimates included in this prospectus were prepared by Forest's and CFOL's internal staff of engineers with significant consultation with internal geologists and geophysicists. The reserve estimates are based on production performance and data acquired remotely or in wells, and are guided by petrophysical, geologic, geophysical, and reservoir engineering models. Access to the database housing reserves information is restricted to select individuals from our engineering department. Moreover, new reserve estimates and significant changes to existing reserves are reviewed and approved by various levels of management, depending on their magnitude. Proved reserve estimates are reviewed and approved by Forest's Senior Vice President, Business Development and Engineering, and audited by independent reserve engineers prior to review by Forest's Audit Committee. See "—Independent audit of reserves." In connection with its review, Forest's Audit Committee meets privately with personnel from DeGolyer and MacNaughton, the independent petroleum engineering firm that audits our reserves, to confirm that DeGolyer and MacNaughton has not identified any concerns or issues relating to the audit and maintains independence. In addition, Forest's internal audit department randomly selects a sample of new reserve estimates or changes made to existing reserves and tests to ensure that they were properly documented and approved.

Forest's Senior Vice President, Business Development and Engineering, Glen Mizenko, has 25 years of experience in oil and gas exploration and production and has served in this position at Forest since May 2007. Prior to that time, Mr. Mizenko held positions of increasing responsibility since joining Forest in early 2001. Prior to joining Forest, Mr. Mizenko held various positions in reservoir engineering, development planning, and operations management with Shell Oil Company, Benton Oil and Gas Company, and British Borneo Oil and Gas PLC. Mr. Mizenko received a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines in 1985 and a Masters of Business Administration from the University of Houston in 1993. He is a 26 year member of the Society of Petroleum Engineers.

Upon completion of this offering, we will begin our transition to assuming responsibility for the preparation of our reserve estimates. Our reserve estimates will ultimately be prepared by our internal staff of engineers with significant consultation with internal geologists and geophysicists. The reserve estimates will continue to be based on production performance and data acquired remotely or in wells, and will be guided by petrophysical, geologic, geophysical, and reservoir engineering models. Access to the database housing reserves information will be restricted to select individuals from our engineering department. Moreover, we expect that new reserve estimates and significant changes to existing reserves will be reviewed and approved by various levels of management, depending on their magnitude. Proved reserve estimates will be reviewed and approved by our President, David M. Anderson, and audited by independent reserve engineers prior to review by our Audit Committee. See "—Independent audit of reserves." In connection with its review, we expect that our Audit Committee will meet privately with personnel from the independent petroleum engineering firm that audit our reserves, to confirm that the independent petroleum engineering firm has not identified any concerns or issues relating to the audit and maintains independence. Prior to the spin-off, we expect that Forest will continue to remain involved in the preparation and oversight of our reserve estimates.

David M. Anderson has 18 years of experience in oil and gas exploration and production and has served as our President since August 2008. During his 18 years of experience, both with CFOL and other exploration and production companies, Mr. Anderson has held various positions of responsibility in reservoir and production engineering, operations, and development planning. He has worked in Canada, the United States, and North Africa, both onshore and offshore. Mr. Anderson received a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1992. He is a certified Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Independent audit of reserves

Forest has engaged in the past, and we intend to engage in the future, independent reserve engineers to audit a substantial portion of our reserves. Forest's audit procedures require the independent engineers to prepare their own estimates of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end proved reserves, discounted at 10% per annum, or NPV. The fields selected for audit also must comprise at least 80% of our fields based on the discounted present value of such fields and a minimum of 80% of the NPV added during the year through discoveries, extensions, and acquisitions. The procedures prohibit exclusions of any fields, or any part of a field, that comprises part of the top 80%. The independent reserve engineers compare their estimates to those prepared by Forest's internal staff of engineers. Forest's audit guidelines require our internal estimates, which are used for financial reporting purposes, to be within ten percent of the independent reserve engineers' quantity estimates in each country in which proved reserves are recorded. The independent reserve audit is conducted based on the definition of reserves and cost and price parameters specified by the SEC.

For the years ended December 31, 2009, 2008, and 2007, we engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services. For the year ended December 31, 2009, DeGolyer and MacNaughton independently audited estimates relating to properties constituting approximately 85% of our reserves by NPV as of December 31, 2009. When compared on a field-by-field basis, some of Forest's and CFOL's estimates of proved reserves were greater and some were less than the estimates prepared by DeGolyer and MacNaughton. However, in the aggregate, Forest's and CFOL's estimates of total proved reserves were within ten percent of DeGolyer and MacNaughton's aggregate estimate of proved reserves for the fields audited. The lead technical person at DeGolyer and MacNaughton primarily responsible for overseeing the audit of our reserves is a Registered

Professional Engineer in the State of Texas, is a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists, and has in excess of 35 years of experience in oil and gas reservoir studies and reserves evaluations.

Drilling activities

The following table summarizes the number of wells drilled during the nine months ended September 30, 2010, and the years ended 2009, 2008, and 2007, excluding any wells drilled under farmout agreements, royalty, interest ownership, or any other wells in which we do not have a working interest. As of September 30, 2010, we had two gross (one net) wells in progress, and as of December 31, 2009, we had 10 gross (six net) wells in progress. Our year-to-date 2010 drilling program has achieved a 100% success rate and our 2009 drilling program achieved a 100% success rate.

			Year ended December 31,
	Nine months ended September 30, 2010
			2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Development wells, completed as:
Productive	25	18	7	3	64	39	52	32
Non-productive(1)	—	—	—	—	—	—	1	1

Total development wells	25	18	7	3	64	39	53	33

Exploratory wells, completed as:
Productive	13	8	4	2	10	8	7	3
Non-productive(1)	—	—	—	—	—	—	—	—

Total exploratory wells	13	8	4	2	10	8	7	3

(1)   A non-productive well is a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well; also known as a dry well (or dry hole).

Oil and gas wells and acreage

Productive wells

Productive wells consist of producing wells and wells capable of production, including shut-in wells. A well bore with multiple completions is counted as only one well. As of September 30, 2010 and December 31, 2009, we owned interests in 256 and 265 gross wells, respectively, containing multiple completions. The following table summarizes our productive wells as of September 30, 2010 and December 31, 2009.

	September 30, 2010		December 31, 2009
	Gross	Net	Gross	Net

Gas	504	338	565	357
Oil	316	257	364	258

Total	820	595	929	615

Acreage

The following table summarizes developed and undeveloped acreage in which we owned a working interest or held an exploration license as of September 30, 2010 and December 31, 2009. Acreage related to royalty, overriding royalty, and other similar interests is excluded from this summary, as well as acreage related to any options held by us to acquire additional leasehold interests. At December 31, 2009, approximately 1%, 2%, and 8% of our net undeveloped acreage was held under leases that will expire in 2010, 2011, and 2012, respectively, if not extended by exploration or production activities.

	September 30, 2010				December 31, 2009
	Developed acreage		Undeveloped acreage		Developed acreage		Undeveloped acreage
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Deep Basin	67,548	33,350	130,793	91,784	64,028	29,891	101,216	56,796
Evi	11,320	7,126	36,840	33,736	10,400	5,428	29,440	25,833
Utica Shale	—	—	432,310	273,780	—	—	339,364	272,412
Liard Basin	—	—	61,720	60,927	—	—	61,720	60,927
Other	134,275	104,915	233,725	184,920	176,692	112,927	280,281	190,983

Total	213,143	145,391	895,388	645,147	251,120	148,246	812,021	606,951

Production, average sales prices, and production costs

The following table reflects our sales volumes, average sales price, and production cost information for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, and 2007.

		Year ended December 31,
	Nine months ended September 30, 2010
		2009	2008	2007

Natural Gas:
Average sales price (per Mcf)	$3.87	$3.15	$6.98	$5.29
Net sales volumes (MMcf)	16,019	23,248	23,313	25,079
Liquids:
Oil and condensate:
Average sales price (per Bbl)	$66.90	$51.14	$86.68	$58.05
Net sales volumes (MBbls)	648	626	802	793
Natural gas liquids:
Average sales price (per Bbl)	$51.51	$30.82	$60.71	$43.54
Net sales volumes (MBbls)	108	230	300	267
Total liquids:
Average sales price (per Bbl)	$64.70	$45.68	$79.61	$54.40
Net sales volumes (MBbls)	756	856	1,102	1,060
Average sales price (per Mcfe)	$5.39	$3.95	$8.37	$6.05
Total net sales volumes (MMcfe)	20,555	28,384	29,925	31,439
Production costs (per Mcfe):
Lease operating expenses	$.88	$.97	$1.21	$1.00
Transportation and processing costs	.38	.28	.32	.33

Production costs, excluding production and property taxes (per Mcfe)	1.27	1.25	1.53	1.33
Production and property taxes	.09	.10	.12	.11

Total production costs (per Mcfe)	$1.36	$1.35	$1.65	$1.44

The following table sets forth the net sales volumes (MMcfe) attributable to fields that contain 15% or more of our total estimated proved reserves as of December 31, 2009.

		Year ended December 31,
	Nine months ended September 30, 2010
Field		2009	2008	2007

Wild River	7,504	9,372	12,343	12,541
Evi	2,167	1,323	1,436	942
Narraway/Ojay(1)	4,286	3,329	1,857	2,580

(1)   As of September 30, 2010, we had Ojay wells shut-in due to infrastructure constraints that had 24-hour initial net test rates totaling 25 to 30 MMcfe/d.

Marketing and delivery commitments

Our natural gas production is generally sold on a month-to-month basis in the spot market, priced in reference to published indices. Our oil production is generally sold under short-term contracts at prices based upon refinery postings and is typically sold at or near the wellhead. Our natural gas liquids production is typically sold under term agreements at gas processing facilities at prices based on the average of posted prices less pipeline tariffs and fractionation fees. We believe that the loss of one or more of our current oil, natural gas, or natural gas liquids purchasers would not have a material adverse effect on our ability to sell our production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption. As of December 9, 2010, we have a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point we share the amount of the excess equally with the buyer.

Competition

We encounter competition in all aspects of our business, including acquisition of properties and oil and gas leases, marketing oil, natural gas, and NGLs, obtaining services and labor, and securing drilling rigs and other equipment necessary for drilling and completing wells. Our ability to increase reserves in the future will depend on our ability to generate successful prospects on our existing properties, execute on major development drilling programs, and acquire additional leases and prospects for future development and exploration. A large number of the companies that we compete with have substantially larger staffs and greater financial and operational resources than we have. Because of the nature of our oil and gas assets and management's experience in exploiting our reserves and acquiring properties, management believes that we effectively compete in our markets. See "Risk factors—Risks relating to our business—Competition within our industry is intense and may adversely affect our operations."

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment, thereby limiting or temporarily halting our drilling and producing activities and other oil and gas operations. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operating and capital costs. Such seasonal anomalies can also pose challenges for meeting our well drilling objectives and may increase competition for equipment, supplies, and personnel during the winter months, which could lead to shortages and increase costs or delay or temporarily halt our operations.

Industry regulation

The oil and gas industry in Canada is subject to extensive controls and regulations imposed by various levels of government, and our oil and gas operations are subject to various Canadian federal, provincial, territorial, and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions, and regulate, among other things, land tenure and the exploration, development, production, handling, storage, transportation, and disposal of oil and gas, oil and gas by-products, and other substances and materials produced or used in connection with oil and gas operations. More particularly, matters subject to current governmental regulation and/or pending legislative or regulatory changes include the licensing for drilling of wells, the method and ability to produce wells, surface usage, transportation of production from wells, conservation matters, the discharge or other release into the environment of wastes and other substances in connection with drilling and production activities (including fracture stimulation operations), bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs, reports concerning our operations, the spacing of wells, unitization and pooling of properties, and royalties and taxation. Failure to comply with the laws and regulations in effect from time to time may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that could delay, limit, or prohibit certain of our operations. We cannot predict the ultimate cost of compliance with these requirements or their effect on our operations.

Federal authorities do not regulate the price of oil and gas in export trade. Legislation exists, however, that regulates the quantities of oil, natural gas, and NGLs which may be removed from the provinces and exported from Canada in certain circumstances. At various times, regulatory agencies have imposed price controls and limitations on oil and natural gas production. In order to conserve supplies of oil and natural gas, these agencies may also restrict the rates of flow of oil and natural gas wells below actual production capacity. Further, a significant spill from one of our facilities could have a material adverse effect on our results of operations, competitive position, or financial condition.

We do not expect that any of these regulatory controls and restrictions will affect us in a manner significantly different from other oil and gas companies of similar size with operations in Canada.

Royalties

General

Each of the provinces and territories in which we operate has legislation and regulations governing royalties, land tenure, production rates and taxes, environmental protection, and other matters under their respective jurisdictions. The royalty regime applicable in the provinces and territories in which we operate is a significant factor in the profitability of our production. Crown royalties are determined by government regulation and are typically calculated as a percentage of the value of production. The value of the production and the rate of royalties payable depend on prescribed reference prices, well productivity, geographical location, and the type of product produced.

Royalties payable on production from privately owned lands are determined by negotiations between us and the landowners. Any such royalties (or royalty-like interests) are carved out of the working interest owner's interest through non-public transactions and are often referred to as overriding royalties, gross overriding royalties, net profit interests or net carried interests.

Governments sometimes adopt incentive programs to stimulate oil and gas exploration and development activity in their jurisdictions, which may include royalty rate reductions, drilling credits, royalty holidays, or royalty tax credits. Such programs are often of limited duration and target specified types of oil and gas activities.

Alberta

The majority of our current oil and gas production is from properties located in Alberta.

On October 25, 2007, the Government of Alberta released its New Royalty Framework, or NRF, proposals, which included significant changes to Alberta's oil and gas royalty system. The NRF was implemented on January 1, 2009. On March 11, 2010, the Government of Alberta announced further adjustments to the royalty framework, reducing maximum royalty rates and making certain temporary incentive programs permanent effective January 1, 2011, and re-naming the NRF the Alberta Royalty Framework, or ARF.

The NRF established new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. Under the NRF, the royalties payable for conventional oil and natural gas are derived using sliding rate formulae, which incorporate a market price component and a production volume component.

In November 2008, in connection with the implementation and phase-in of the NRF, the Alberta Government announced a five-year program of "transitional" royalty rates providing for lower royalties at certain price points in the initial years of a qualifying well's life. Under the transitional royalty program, companies drilling new natural gas and conventional oil deep wells at depths between 1,000 meters and 3,500 meters (3,281 feet and 11,483 feet) spud after November 19, 2008 will have a one-time option, on a well-by-well basis, to elect for the production from such wells to be subject to the transitional royalty rates or those provided for under the NRF. The option for producers to elect for transitional royalties in respect of qualifying deep wells will end on December 31, 2010. Any wells spudded on or after January 1, 2011 will be subject to the royalty rates provided for under the NRF (now ARF). Wells that are subject to transitional royalty rates will automatically revert to ARF rates on January 1, 2014.

Under the ARF, royalty rates for conventional oil currently range from 0% to 50%, with the maximum to be reduced to 40% effective January 1, 2011; and royalty rates for natural gas (methane and ethane) currently range from 5% to 50%, with the maximum to be reduced to 36% effective January 1, 2011. ARF rates for propane and butane are fixed at 30% and for pentane are fixed at 40%. Condensate royalties under the ARF are calculated on a basis similar to royalties for conventional oil and currently range from 0% to 50%, with the maximum to be reduced to 40% effective January 1, 2011.

The Government of Alberta has also introduced a number of royalty reduction and credit incentive programs to encourage oil and gas exploration and development in Alberta, which include the following programs currently in effect:

•
The New Well Royalty Rate, or NWRR, creates incentives for new wells that commence production on or after April 1, 2009. Other wells may also qualify for the NWRR depending the periods for which they were previously shut-in or producing prior to April 1, 2009. Eligible wells under the NWRR are subject to a flat royalty rate of 5% for the first 12 months of production to a maximum of 500 MMcf of natural gas or 50,000 bbls of oil. The NWRR was originally announced in March 2009 as a temporary measure but was made permanent (subject to the same 12-month time and specified volume limitations) on March 11, 2010.

•
The Drilling Royalty Credit applies to new oil, natural gas and non-project oil sands wells that spud after April 1, 2009 and finish drilling before April 1, 2011 and provides a royalty credit of up to $200 per meter ($61 per foot) drilled, a percentage of which can then be applied to offset the company's total net royalties payable. The percentage available as a credit is calculated according to a government formula based on the company's average production level for a prescribed period. A well need not be successful in order to be eligible for the Drilling Royalty Credit.

•
The Deep Oil Exploration Program provides royalty relief of up to $1,000,000 or 12 months of production, whichever comes first, for qualifying deep exploration oil wells with a true vertical depth greater than 2,000 meters (6,562 feet) that spud on or after January 1, 2009. Wells drilled after December 31, 2013 will not qualify for relief under this program and the relief will expire on December 31, 2018.

•
The Natural Gas Deep Drilling Program, as revised effective May 1, 2010, provides for a sliding scale production royalty credit for qualifying deep exploration and development gas wells with a true vertical depth greater than 2,000 meters (6,562 feet) that spud on or after May 1, 2010. The production credit is calculated according to the measured (drilled) depth to the bottom of the lowest producing interval of the qualifying wells, and increases at certain trigger depths. The credit ranges from $625 per meter ($191 per foot) to a maximum of $3,000 per meter ($914 per foot) for a qualifying development well and $3,750 per meter ($1,143 per foot) for a qualifying exploration well. A minimum 5% royalty will apply to these gas wells.

On May 27, 2010, the Alberta Government announced a number of additional incentive programs for qualifying wells coming on production after May 1, 2010, as follows:

•
the Shale Gas New Well Royalty Rate, which extends the 5% NWRR on qualifying shale gas wells from 12 months to 36 months and removes the 500 MMcf volume limit;

•
the Coalbed Methane New Well Royalty Rate, which extends the 5% NWRR on qualifying coalbed methane wells from 12 months to 36 months and increases the 500 MMcf volume limit to 750 MMcf;

•
the Horizontal Gas New Well Royalty Rate, which extends the 5% NWRR on qualifying horizontal gas wells from 12 months to 18 months and maintains the 500 MMcf volume limit; and

•
the Horizontal Oil New Well Royalty Rate, which extends the 5% NWRR on qualifying horizontal oil wells from 12 months to a minimum of 18 months and increases producing time and volume limits according to the measured depth of the well's qualifying interval to a maximum of 48 months or 100,000 bbls, respectively.

British Columbia

After Alberta, the remainder of our current oil and gas production is from properties located in British Columbia.

The British Columbia royalty regime for natural gas produced on Crown lands is price-sensitive and determined by a sliding scale formula based on a reference price, which is the greater of the producer price and a prescribed minimum price. The Government of British Columbia determines the producer price by averaging the actual selling prices for gas sales with shared characteristics for each company minus applicable costs. Natural gas in British Columbia is classified as either "conservation gas" or "non-conservation gas." There are three royalty categories applicable to non-conservation gas (not produced in association with oil), which are dependent on the date on which title was acquired from the Crown and on the date on which the well was drilled. The royalty rate may also be impacted by the select price, a parameter in the royalty rate formula to account for inflation. The base royalty rate for non-conservation gas ranges from 9% to 15%. A lower base royalty rate of 8% is applied to conservation gas as an incentive to produce gas that might otherwise have been flared. The royalty rate may be reduced for low productivity wells.

The British Columbia royalty regime for oil is dependent on type and age of the oil and quantity produced. Oil is classified as "old," "new," or "third tier" depending on the discovery date of the pool from which the oil is produced, and a different formula is used to determine the royalty rate depending on the classification. Royalty rates are further varied depending on production. Lower royalty rates apply to low productivity wells and third tier oil (produced from pools discovered after June 1, 1998) to reflect the increased cost of exploration and extraction.

As with Alberta, the Government of British Columbia has introduced a number of oil and natural gas royalty reduction and credit incentive programs to encourage oil and gas exploration and development in British Columbia. Currently included among these programs are the following:

•
A temporary royalty rate of 2% for the first 12 months of production is available for new wells drilled between September 1, 2009 and June 30, 2010 and brought on production before December 31, 2010.

•
The Summer Royalty Program provides a royalty credit of 10% of drilling and completion costs to a maximum of $100,000 for qualifying wells spud between April 1 and November 30 of each year.

•
The Deep Royalty Program and Deep Re-Entry Royalty Program provide royalty credits for qualifying deep vertical wells with a true vertical depth greater than 2,500 meters (8,202 feet) and horizontal wells with a true vertical depth greater than 1,900 meters (6,234 feet), which spud between December 1, 2003 and September 1, 2009, and for deep re-entry wells with a true vertical depth greater than 1,900 meters (6,234 feet) and a re-entry date after December 31, 2003. The royalty credit is calculated according to the measured (drilled) depth of the qualifying well and associated drilling costs.

•
The Deep Discovery Royalty Program provides for a three-year royalty holiday or 283,000,000 m3 (10,000 MMcf) of royalty-free gas production, whichever is the lesser, for qualifying deep discovery wells with a true vertical depth greater than 4,000 meters (13,123 feet) that have finished drilling after November 2003 and whose surface locations are at least 20 kilometres (12.4 miles) away from the surface location of any well in a recognized pool of the same formation.

•
The Coalbed Gas Royalty Program provides a royalty reduction for coalbed gas wells with average daily production less than 17,000 m3 (0.6 MMcf/d) as well as a royalty credit for coalbed gas wells equal to $50,000 for wells drilled on Crown land and a tax credit equal to $30,000 for coalbed gas wells drilled on freehold land.

•
The Marginal Royalty Program provides a royalty reduction for low productivity natural gas wells with an average monthly production rate of under 25,000 m3 (0.88 MMcf/d) during the first 12 months of production and an average daily production rate of less than 23 m3 (0.80 MMcf/d) for every meter (3.3 feet) of depth to the applicable zone.

•
The Ultra-Marginal Royalty Program provides additional royalty breaks for low productivity shallow natural gas wells with a true vertical depth of less than 2,300 meters (7,546 feet), an average monthly production volume of under 60,000 m3 (2,130 MMcf) during the first 12 months of production and an average daily production rate of less than 11.5 m3 (0.4 MMcf/d) for development wells or 17 m3 (0.6 MMcf/d) for exploratory wildcat wells, for every 100 meters (328  feet) of depth to the applicable zone.

•
The Net Profit Royalty Program targets the development and commercialization of technically complex resources in British Columbia, such as coalbed gas, tight gas, shale gas, enhanced oil recovery, or resources that are remote from existing infrastructure, and provides for a reduction in initial royalty rates while a producer is recovering capital costs in exchange for higher royalty rates once these costs have been recovered. The program allows for the calculation of royalties based on the net profits of a particular project.

•
The Infrastructure Royalty Credit Program provides royalty credits for up to 50% of the cost of certain approved road construction or pipeline infrastructure projects. The Government of British Columbia announced that $120 million in royalty credits was allocated to this program for 2010.

Quebec

Although oil and gas exploration and development in Quebec is subject to regulation under various laws and regulations, there is not yet a legislative and regulatory regime in Quebec that is specific to the oil and gas industry. The Government of Quebec is expected to introduce new oil and gas legislation in 2011. In the meantime, Quebec's oil and gas resources are regulated principally pursuant to the province's mining laws and regulations pursuant to which, among other things, royalty rates of 5 to 12.5% for crude oil and 10 to 12.5% for natural gas apply, depending on the quantity produced. The Government of Quebec has not indicated that royalty rates are likely to change under a new oil and gas regulatory regime.

Northwest Territories

Royalties payable on production from Crown land in the Northwest Territories are reserved to the Canadian federal government and are payable once production from project lands has commenced (being the time at which the petroleum products become marketable). Royalties are not payable during the pre-production period when activities such as exploration, testing and drilling are being conducted.

Crown royalty rates are calculated with reference to whether payout (being the point at which the cumulative adjusted gross revenue from the property exceeds adjusted cumulative costs) has been reached. Prior to payout, royalties are payable on a graduated monthly basis. For the first 18 months of production the royalty rate is 1% of gross revenues, increasing to 2% of gross revenues from the 19th to the 36th month after production has commenced, to 3% of gross revenues from the 37th to the 54th month, to 4% of gross revenues from the 55th to the 72nd month, and to 5% of gross revenues from the 73rd month until payout is achieved. Once payout is achieved, the monthly royalty is fixed at the greater of 30% of net revenue and 5% of the gross revenues of the project.

Land tenure

The majority of oil and natural gas resources located in the provinces of Alberta, British Columbia, and Quebec and in the Northwest Territories are owned by the respective provincial governments and, in the case of the Northwest Territories, the Canadian federal government. Rights are granted to energy companies to explore for and produce oil and natural gas pursuant to leases, licenses, and permits and regulations as legislated by the respective governments. Lease terms vary in length from two years and longer. Other terms and conditions to maintain a mineral lease are set forth in the relevant legislation or are negotiated.

Jurisdictions in Canada, including the provinces of Alberta and British Columbia, have legislation in place for mineral rights reversion to the Crown of both shallow and deep formations that cannot be shown to be capable of production at the end of their primary lease term. Such legislation may also include mechanisms available to energy companies to "continue" lease terms for non-productive lands, having met certain criteria as laid out in the relevant legislation.

Environmental regulation

As an operator of oil and gas properties in Canada, we are subject to stringent federal, provincial, territorial, and local laws and regulations relating to environmental protection as well as controlling the manner in which various substances, including wastes generated in connection with oil and gas exploration, production, and transportation operations, are released into the environment. Compliance with these laws and regulations can affect the location or size of wells and facilities, prohibit or limit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties when production ceases. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, or criminal penalties, imposition of remedial obligations, incurrence of capital or increased operating costs to comply with governmental standards, and even injunctions that limit or prohibit exploration and production activities or that constrain the disposal of substances generated by oil field operations.

We currently operate or lease, and have in the past operated or leased, a number of properties that for many years have been used for the exploration and production of oil and natural gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties operated or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. These properties and the wastes disposed thereon may be subject to laws and regulations imposing joint and several, strict liability without regard to fault or the legality of the original conduct that could require us to remove previously disposed wastes or remediate property contamination, or to perform well plugging or pit closure or other actions of a remedial nature to prevent future contamination.

We believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards. While we believe that we are in substantial compliance with applicable environmental laws and regulations in effect at the present time and that continued compliance with existing requirements will not have a material adverse impact on us, we cannot give any assurance that we will not be adversely affected in the future. We have established internal guidelines to be followed in order to comply with environmental laws and regulations in the jurisdictions in which we operate. We employ an environmental, health, and safety department whose responsibilities include providing assurance that our operations are carried out in accordance with applicable environmental guidelines and safety precautions. Although we maintain pollution insurance against the costs of cleanup operations, public liability, and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.

Climate change regulation

Federal (Canada)

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other GHGs. At the Copenhagen Conference held from December 6, 2009 to December 18, 2009, government leaders and representatives from approximately 170 countries met in Copenhagen, Denmark to negotiate a successor to the Kyoto Protocol, which expires in 2012. The primary result of the Copenhagen Conference was the Copenhagen Accord, which represents a broad political consensus rather than a binding international treaty like the Kyoto Protocol and has not been endorsed by all participating countries. The Copenhagen Accord reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol and promises funding to help developing countries mitigate and adapt to climate change. Although Canada has committed under the Copenhagen Accord to reducing its GHG emissions by 17% from 2005 levels by 2020, the Copenhagen Accord does not establish binding GHG emissions reduction targets. The Copenhagen Accord calls for a review of implementation of its stated goals before 2016.

The Canadian federal government previously released the Regulatory Framework for Air Emissions, updated March 10, 2008 by Turning the Corner: Regulatory Framework for Industrial Greenhouse Emissions, collectively, the Regulatory Framework, in respect of regulating GHG emissions and in which it proposed mandatory emissions intensity reduction obligations on a sector by sector basis. Regulations to implement the Regulatory Framework had been expected, but the federal government has delayed the release of any such regulations and potential federal requirements in respect of GHG emissions are unclear. On January 30, 2010, the Canadian federal government announced its new target to reduce overall Canadian GHG emissions by 17% below 2005 levels by 2020, from the previous target of 20% from 2006 levels by 2020, in order to align itself with U.S. policy. In 2009, the Canadian federal government announced its commitment to work with the provincial governments to implement a North America-wide cap and trade system for GHG emissions, in cooperation with the United States. Under the system, Canada would have its own cap-and-trade market for Canadian-specific industrial sectors that could be integrated into a North American market for carbon permits. It is uncertain whether either federal GHG regulations or an integrated North American cap-and-trade system will be implemented, or what obligations might be imposed under any such systems.

Alberta

Alberta introduced the Climate Change and Emissions Management Act, which provides a framework for managing GHG emissions by reducing specified gas emissions, relative to gross domestic product, to an amount that is equal to or less than 50% of 1990 levels by December 31, 2020. The accompanying regulation, the Specified Gas Emitters Regulation, or SGER, effective July 1, 2007, applies to facilities in Alberta that have produced 100,000 or more tonnes of GHG emissions in 2003 or any subsequent year, and requires reductions in GHG emissions intensity (i.e. the quantity of GHG emissions per unit of production) from emissions intensity baselines that are established in accordance with the SGER. The SGER distinguishes between "established" facilities that completed their first year of commercial operation before January 1, 2000 or have completed eight years of commercial operation, and "new" facilities that have completed their first year of commercial operation on December 31, 2000 or a subsequent year and have completed less than eight years of commercial operation. Generally, the baseline for an established facility reflects the average of emissions intensity in 2003, 2004, and 2005, and for a new facility emissions intensity in the third year of commercial operation. For an established facility, the required reduction in GHG emissions is 12% from its baseline, and such reduction must be maintained over time. For a new facility, the required reduction from its baseline is phased in by annual 2% increments beginning in the fourth year of commercial operation until the annual 12% reduction requirement is reached, and once reached such 12% reduction must be maintained over time.

There are three methods for operators of facilities that are subject to the SGER to comply with the annual emission intensity reduction requirements: improve emissions intensity at the facility; purchase offset credits in the open market, which are generated from Alberta based projects; and/or purchase "fund credits" by paying $15/per tonne of carbon dioxide equivalent, or CO2e, to the Alberta Climate Change and Emissions Management Fund run by the Alberta Government. Compliance reports for facilities subject to the SGER are due to Alberta Environment on March 31 annually.

The Specified Gas Reporting Regulation imposes GHG emissions reporting requirements if a company has GHG emissions of 100,000 tons or more from a facility in a year. Alberta Environment has publicly announced its intention to lower this reporting threshold for facilities to 50,000 tons of GHG emissions annually. In addition, Alberta facilities must currently report emissions of industrial air pollutants and comply with obligations in permits and under other environmental regulations. The Province of Alberta announced in January 2008 a new climate change plan setting out a goal of achieving a 14% absolute reduction in GHG emissions below 2005 levels in the province by 2050. The Canadian federal government currently proposes to enter into equivalency agreements with provinces to establish a consistent regulatory regime for GHGs, but the success of any such plan is uncertain, possibly leaving overlapping levels of regulation. The direct and indirect costs of these regulations may adversely affect our operations and financial results.

British Columbia

Pursuant to the Greenhouse Gas Reduction Targets Act, the Province of British Columbia has set a goal of reducing its GHG emissions to 33% below 2007 levels by 2020, with interim targets of

6% below 2007 levels by 2012 and 18% below 2007 levels by 2016. The provincial government is required under that legislation to report every second year on the amount of reductions achieved in the province. In June 2008, British Columbia released its Climate Action Plan, which outlines a number of strategies and initiatives to take B.C. approximately 73 per cent towards meeting the goal of reducing greenhouse gas emissions by 33 per cent below 2007 levels by 2020. The province has also enacted framework legislation providing for a provincial cap and trade system and has imposed GHG emissions reporting requirements under the Greenhouse Gas Reduction (Cap and Trade) Act and the Reporting Regulation. Additionally, British Columbia has implemented a carbon tax on the purchase or use of fossil fuels within the province, starting at $10/tonne of CO2e emissions from the combustion of each fuel commencing on July 1, 2008 and rising by $5 per year to $30/tonne in 2012. Requirements that may be imposed in British Columbia may have operational or financial adverse consequences for our business.

Quebec

The Province of Quebec has adopted a 2006 - 2012 Climate Change Action Plan, or the Quebec Climate Plan, which calls for governmental actions to reduce GHG emissions to 6% below 1990 levels in 2012. The Quebec Climate Plan includes fuel oil energy efficiency measures, measures to encourage cleaner energy alternatives and tightened fuel oil sulphur level standards. Quebec proposes to negotiate voluntary agreements with industrial sectors to reduce GHG emissions rather than use regulations. While the Quebec Climate Plan does not contain mandatory and enforceable GHG emission reduction targets, policies that may result from negotiations under it may have operational or financial adverse consequences for our business. Quebec has also enacted a carbon tax on the consumption of fossil fuels in the province and has signed a memorandum of understanding with the Province of Ontario on a possible GHG cap and trade system, though the eventual implementation of such a system is uncertain.

Northwest Territories

In October 1998, the Government of the Northwest Territories adopted an official position on climate change, which it reaffirmed in 2004. The official position commits the Government of Northwest Territories to working with the federal and provincial governments to develop an equitable approach to Canada's international commitment to reduce national emissions to 6% below 1990 levels by the year 2013. The effect of the implementation of this policy on oil and gas operations is not clear and governmental action taken to fulfill it could adversely affect our operations and financial results.

Title to properties

Title to our oil and gas properties may be subject to royalty, overriding royalty, carried, net profits, working, and similar interests customary in the oil and gas industry. Under the terms of our bank credit facility, we grant the lenders a lien on the majority of our properties. In addition, our properties may also be subject to liens incident to operating agreements, as well as other customary encumbrances, easements, and restrictions, and for current taxes not yet due. Our general practice is to conduct a title examination on material property acquisitions. Prior to the commencement of drilling operations, a title examination and, if necessary, curative work is performed. The methods of title examination that we have adopted are reasonable in the opinion of management and are designed to ensure that production from our properties, if obtained, will be salable for our account.

Employees

As of December 31, 2009, we had 56 employees. None of our employees is currently represented by a union for collective bargaining purposes.

Geographical data

We operate in one industry segment and our oil and gas exploration and production activities are exclusively within Canada.

Offices

Our principal executive office is located in Calgary, Alberta, Canada, and we also lease or own field offices in the areas in which we conduct our operations.

Legal proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us.

Management

Directors and executive officers

Set forth below is certain information regarding persons who are expected to serve as our executive officers and directors upon completion of this offering. Prior to the completion of this offering, we intend to appoint additional persons to serve as our executive officers and directors upon completion of this offering.

Name	Age	Position

David M. Anderson	40	President and Director
H. Craig Clark	53	Director Nominee
Patrick R. McDonald	53	Director Nominee

Our directors who are not executive officers

H. Craig Clark.    Mr. Clark will be elected as a director prior to the completion of this offering. Mr. Clark has served as President and Chief Executive Officer and as a director of Forest since July 2003. He joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Mr. Clark was employed by Apache Corporation, an oil and gas exploration and production company, from 1989 to 2001, where he served in various management positions including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of Pro Energy, an affiliate of Apache. Mr. Clark is a member of the Forest Executive Committee. Mr. Clark graduated from Texas A&M University with a bachelor of science degree in engineering.

Patrick R. McDonald.    Mr. McDonald will be elected as a director prior to the completion of this offering. Mr. McDonald has been a director of Forest since 2004. Mr. McDonald has served as Chief Executive Officer, President and Director of Nytis Exploration Company, an oil and gas exploration company, since April 2003. From 1998 to 2003, Mr. McDonald served as President, Chief Executive Officer, and Director of Carbon Energy Corporation, an oil and gas exploration and production company. From 1987 to 1997 Mr. McDonald served as Chief Executive Officer, President and Director of Interenergy Corporation, a natural gas gathering, processing, and marketing company. Prior to that he worked as an exploration geologist with Texaco International Exploration Company where he was responsible for oil and gas exploration efforts in the Middle East and Far East. Mr. McDonald is a member of the Forest Audit Committee and serves as Chairman of the Compensation Committee. He is a Certified Petroleum Geologist and is a member of the American Association of Petroleum Geologists. Mr. McDonald received a bachelor's degree in geology and economics from Ohio Wesleyan University and an MBA in finance from New York University.

Our executive officers

David M. Anderson.    Mr. Anderson has served as President of CFOL since August 2008. Mr. Anderson previously worked for CFOL from August 1998 until April 2006 as Production Engineer, Project Manager, and Exploitation Manager, and he also completed a special one-year engineering management assignment to Forest's Alaska business unit during that period. From April 2006 until October 2007, Mr. Anderson served as an area manager with Kereco

Energy Ltd., and from November 2007 until he returned to CFOL, Mr. Anderson served as a developmental manager with Verenex Energy, Inc. Mr. Anderson received a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1993. He is a certified Professional Engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Planned resignations

Our separation and distribution agreement with Forest will provide that certain of our directors and officers who are also officers or employees of Forest or any of its consolidated subsidiaries, and who will continue as officers and employees of Forest or any of its consolidated subsidiaries after the completion of this offering, will resign as directors or officers of our company immediately prior to the completion of this offering. Therefore, we expect that Michael N. Kennedy, our Vice President and Director, Cyrus D. Marter IV, our Vice President and Secretary, Arthur C. Anderson, our Vice President, Cecil N. Colwell, our Vice President, Daniel R. Richardson, our Treasurer, and Joseph G. Walker, our Assistant Secretary, will resign as directors and/or officers of our company immediately prior to the completion of this offering.

Board composition

Pursuant to our certificate of incorporation, the authorized number of directors will be between                           and                            . The directors will be divided into three classes, as nearly equal in number as possible, designated as Class I, Class II, and Class III. The initial division of our board of directors into three classes will be made by our board of directors. The members of each class will serve for a staggered, three-year term, except that:

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the initial Class I directors will serve for a term expiring at our first annual meeting of stockholders following the completion of this offering;

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the initial Class II directors will serve for a term expiring at the second annual meeting of stockholders following the completion of this offering; and

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the initial Class III directors will serve for a term expiring at the third annual meeting of stockholders following the completion of this offering.

Each director in each class shall hold office until his or her successor is duly elected and qualified. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following completion of this offering, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders to be held in the third year following the year of their election, with each director in each such class to hold office until his or her successor is duly elected and qualified. Each director will be elected to serve until the election of the director's successor at an annual meeting of stockholders for the election of directors for the year in which the director's term expires or at a special meeting called for that purpose. Pursuant to our bylaws, the number of directors will be set exclusively by resolution of our board of directors.

Our board of directors will consist of                           directors.                            will be designated as Class I directors.                           will be designated as Class II directors.                            will be designated as Class III directors.

Our long-term goal is that a substantial majority of the directors should be independent directors. A director will be designated as independent if he or she: (1) has no material relationship with us or our subsidiaries; (2) satisfies the other criteria specified by NYSE listing standards; (3) has no employee status or business conflict with us; and (4) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement, or the board of directors.

In compliance with the NYSE listing standards, our board will annually conduct a self-evaluation to determine whether it is functioning effectively.

Upon the closing of this offering and prior to the spin-off, Forest will control a majority of our voting common stock, and we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Accordingly, we will elect to be exempt from certain of the NYSE corporate governance standards, and we will not be required to, and may not, have a majority of independent directors, a compensation committee, or a nominating and governance committee. However, we will remain subject to the NYSE corporate governance standard requiring us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, or the listing date, at least two independent directors within 90 days of the listing date, and at least three independent directors within one year of the listing date.

If Forest completes the spin-off of all of the shares of our common stock that it owns to its shareholders, we will no longer be a "controlled company" within the meaning of the NYSE corporate governance standards. As a result, once we cease to be a "controlled company," our board of directors will be required to have a compensation committee and a nominating and governance committee, each with at least one independent director. Within 90 days of ceasing to be a "controlled company," we will be required to have each of a compensation committee and a nominating and governance committee with a majority of independent directors, and within one year of ceasing to be a "controlled company," a majority of our board of directors must be comprised of independent directors.

Committees of our board of directors

Audit committee

Upon completion of this offering, our board of directors will establish an audit committee, composed of                           . Each member of the audit committee will be independent, as discussed above. Furthermore, the board of directors will affirmatively determine that each member of the audit committee is independent in accordance with the listing standards of the NYSE. The board of directors will determine that all of the audit committee members are financially literate and that                           is an audit committee financial expert, as such term is defined by the SEC.

The audit committee's functions will include providing assistance to the board of directors in fulfilling its oversight responsibility relating to our financial statements and the financial reporting process, compliance with legal and regulatory requirements, the qualifications and independence of our independent registered public accounting firm, our system of internal controls, the internal audit function, our code of ethical conduct, retaining and, if appropriate, terminating the independent registered public accounting firm, and approving audit and non-audit services to be performed by the independent registered public accounting firm. In compliance with the NYSE listing standards, our audit committee will annually conduct a self-evaluation to determine whether it is functioning effectively.

Our board of directors will adopt a written charter for our audit committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of this offering.

Compensation committee

Upon completion of the spin-off, we will be required to have a compensation committee. The compensation committee's functions will include reviewing the compensation strategies and programs for our officers and other employees; determining the individual elements and compensation of our President; reviewing and approving the corporate goals and objectives relevant to executive officer compensation; evaluating the performance of executive officers (either as a committee or with the other independent directors); and determining the components and total compensation of these officers in accordance with the corporate goals and objectives. The compensation committee will also administer and determine any awards under and oversee our compensation and benefit plans.

Our board of directors may form a compensation committee in connection with the completion of this offering.

Our board of directors will adopt a written charter for our compensation committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of the spin-off.

Nominating and governance committee

Upon completion of the spin-off, we will be required to have a nominating and governance committee. The nominating and governance committee's functions will include oversight of our corporate governance principles and the recommendation of candidates to be nominated for election to our board of directors. In addition, the nominating and governance committee will identify qualified candidates and make recommendations to our board of directors for selection of the candidates for all directorships to be filled by our board of directors or by our stockholders at an annual or special meeting. The nominating and governance committee will also review and assist with the structure and composition of our other board committees. The nominating and governance committee will also be responsible for overseeing the evaluation of our board of directors and our executive officers, and reviewing on an annual basis, non-employee director compensation and recommending any changes to our board of directors.

Our board of directors may form a nominating and governance committee in connection with the completion of this offering.

Our board of directors will adopt a written charter for our nominating and governance committee, which will be available on our corporate website at www.lonepineresources.com prior to or upon completion of the spin-off.

Interlocks and insider participation

Initially, compensation recommendations regarding our executive officers and directors may be made by the Forest compensation committee. Our board of directors may appoint a successor compensation committee in connection with or after the completion of this offering. None of our executive officers serve on the compensation committee or board of directors of any other company of which any of the members of our board of directors is an executive officer.

Limitation of liability and indemnification matters

We have included in our certificate of incorporation provisions to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by Delaware law. In addition, our bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. We are not currently aware of any pending or threatened litigation or proceeding involving a director, officer, employee, or agent of ours in which indemnification would be required or permitted. We believe these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers, or persons controlling us under the foregoing provision, we have been informed that, in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive compensation

Compensation discussion and analysis

Most of the executive officers who have been largely responsible for conducting our business and for managing our operations during the 2009 fiscal year are also executive officers of Forest. However, our president, David M. Anderson, has been an officer of and employed by CFOL. We have not historically maintained an independent board of directors or a compensation committee, thus we rely on the Compensation Committee of Forest's Board of Directors, or the Compensation Committee, to make compensation decisions for our executive officers. For the fiscal year ending December 31, 2009, the Forest and CFOL employees who comprised our executive team and who we will refer to as our "named executive officers" were:

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David M. Anderson—President
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Michael N. Kennedy—Vice President
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David H. Keyte—former Vice President (resigned in December 2009)
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Cyrus D. Marter IV—Vice President and Secretary
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Robert B. Wofford—Vice President
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Cecil N. Colwell—Vice President

Mr. Anderson has served as our principal executive officer, Mr. Keyte served as our principal financial officer until he resigned in December 2009, and Mr. Kennedy has served as our principal financial officer since December 2009. Messrs. Kennedy, Keyte, and Marter were also named executive officers of Forest for the 2009 fiscal year and were included in the compensation disclosures of Forest's 2009 proxy statement. The historical compensation discussion for our named executive officers that follows reflects the total compensation that the individuals received from Forest or CFOL, as applicable, during the 2009 fiscal year. Because Forest's Compensation Committee makes the compensation decisions for CFOL's senior executives, such as Mr. Anderson, as well as for the Forest executives, the discussion reflects the compensation philosophy and policies of Forest that drove the compensation decisions for all of our named executive officers.

These individuals (other than Mr. Anderson) will not continue to serve as our executive officers following the offering. While at this time it cannot be determined which of our executive officers in 2010 will be our named executive officers as of December 31, 2010, the individuals who will serve as our executive officers as of the time of this offering are listed under "Management" beginning on page 112.

As further described under "Management" beginning on page 112, in connection with this offering our board of directors may form a compensation committee. In the future, our compensation philosophy and specific compensatory policies will be determined by our compensation committee and, consequently, may differ from the philosophy and policies that governed the historic compensation of our named executive officers as described below.

What are the objectives of Forest's compensation program?

Forest's compensation program is administered by the Compensation Committee. The objectives of Forest's compensation program are to keep compensation consistent with Forest's strategic business and financial objectives and competitive within the oil and gas industry and to enable

Forest to attract, motivate, and retain executive personnel as the Compensation Committee deems necessary to maximize return to shareholders.

What is the compensation program designed to reward?

Ultimately, Forest's compensation program is designed to encourage behavior and performance among Forest's and CFOL's key employees, including our named executive officers, that the Compensation Committee believes are in the best interest of Forest's shareholders. During 2009, the incentive portion of the compensation program was designed to reward positive annual performance with respect to (i) production, (ii) rate-of-return on capital investments, (iii) business unit or corporate department performance objectives, (iv) cash cost per unit of production, and (v) total shareholder return relative to a peer group of competitor companies. Given the worldwide economy and the downturn in the oil and gas industry during 2009, the incentive portion of the compensation program was much less focused on acquisitions than was the case in prior years and more on cost control and increasing efficiencies throughout the Forest organization.

The compensation program is also structured so as to provide each executive officer and key employee with a competitive income, to incentivize outstanding individual performance, to create meaningful incentive for this group of employees to remain at Forest and CFOL and not be unreasonably susceptible to recruiting efforts by competitors of Forest and CFOL, and to align the interests of this group of employees with those of Forest's shareholders. Forest and CFOL have been forced to address efforts by competitors to persuade their employees to leave Forest and CFOL in favor of positions elsewhere, and in fact Forest's former chief financial officer left Forest in December 2009 to work in the private equity arena of the oil and gas industry. Forest's compensation program and the magnitude of its specific components reflect the competitive nature of the oil and gas industry. Further, although the principles described above apply to all key employees and the design of the compensation program, the Compensation Committee also intends that outstanding individual performance by executive officers and key employees be rewarded.

What is each element of compensation?

Forest's compensation program, in which all employees participate, currently consists of three primary components: an annual base salary, an annual incentive bonus, and periodic grants of longer-term stock options, restricted stock, or phantom stock units. Further, all U.S. employees participate in Forest's Retirement Savings Plan, or 401(k) Plan, and Forest also allows its U.S. executive officers to participate in an executive deferred compensation plan; both plans contain employer-matching provisions. Mr. Anderson, as the only named executive officer who is a Canadian citizen, does not participate in the 401(k) Plan or the executive deferred compensation plan. Mr. Anderson participates in the Group Savings Plan, or GSP, and the Defined Contribution Pension Plan feature, or the DCPP, of the Group Pension Plan, or GPP, retirement arrangements that are maintained by CFOL for its Canadian employees. The GSP is a voluntary plan that allows employees to contribute a percentage of their salaries, and CFOL will then match such contributions up to a maximum of four percent. The GPP is a retirement savings plan intended to supplement personal savings and income from government plans upon a retirement of a Canadian employee. Employees are not allowed to contribute to the GPP. Subject to a maximum imposed by law, CFOL annually contributes an amount equal to five percent of a Canadian employee's salary to each DCPP participant's GPP account to be paid out following the employee's retirement. All employees may also participate in the Forest Oil Corporation 1999 Employee Stock Purchase Plan wherein Forest common stock may be purchased at a discount within limits established by the Internal Revenue Code of 1986, as amended, or the Code. Forest's U.S. and Canadian executive officers participate in other benefit plans that are provided to all U.S. and Canadian employees, respectively, and the officers are also reimbursed for the costs associated with tax-preparation and an annual extensive physical examination. Forest does not have employment agreements with its executive officers, but it does have severance agreements with them (including Mr. Anderson) that provide for benefits in the event of certain defined involuntary terminations.

The amount of base salary and annual incentive bonus awarded to our named executive officers for 2009 are stated in the Summary Compensation table on page 136. The restricted stock awards and phantom stock unit awards made to the named executive officers in 2009 are shown in the 2009 Grants of Plan-Based Awards table on page 137. Information for each of the named executive officers regarding Forest's and CFOL's employer contribution to the 401(k) Plan, executive deferred compensation plans, GPP and GSP are described in the Summary Compensation table on page 136, in the Pension Benefits table on page 142, and in the Nonqualified Deferred Compensation table on page 144. The remaining limited perquisites provided to the named executive officers are described in the Summary Compensation table and the footnotes thereto.

Why does Forest choose to pay each element?

The purpose of base salary is to create cash compensation for executive officers that is competitive in the industry and will enable Forest to attract, motivate, and retain capable executives. Forest chooses to pay annual incentive bonuses to ensure focus on and reward the achievement of key objectives because it believes that the satisfaction of the goals of its annual incentive plan, which satisfaction triggers the right to and determines the amount of the bonuses, furthers the interests of Forest's shareholders. The purpose of Forest's long-term incentives (i.e., restricted stock, phantom stock units, and stock options) is to reward individual performance, align the executive officers' compensation with their contribution to the success of Forest in creating shareholder value, tie their long-term economic interest directly to those of Forest's shareholders, and provide a retentive effect on the executive officers. Restricted stock and stock options also allow executive officers to have equity ownership in Forest, in addition to their direct purchases of Forest stock under the Forest employee stock purchase plan, and to share in the appreciation in value of Forest's stock over time. The annual incentive bonus and restricted stock, phantom stock unit, and option programs cover all employees.

Forest's 401(k) Plan is designed to encourage all U.S. employees, including the participating named executive officers, to save for the future. Because of their higher compensation levels, our named executive officers are generally prevented from receiving what would otherwise be their full employer-match under the 401(k) Plan. Once the maximum Forest match allowable under the 401(k) Plan has been made, the remainder of the match is contributed on behalf of the officer to the executive deferred compensation plan (if the executive elected to participate in the latter plan). For Canadian employees, including Mr. Anderson, the GSP provides individuals with a retirement savings opportunity similar to the benefits of a US retirement plan qualified under Section 401(k) of the Code, and the GPP provides participants with supplemental income benefits upon retirement. Forest also reimburses the named executive officers for tax-preparation and estate or financial planning expenses and the cost of an annual extensive physical examination. Such benefits are common for executive officers in our industry. They increase the competitiveness of the total compensation package, save the executive officer's time spent on the important but time-consuming activities associated with tax preparation and estate or financial planning, and aid in retaining these key individuals.

Finally, the equity compensation award agreements may contain a "single trigger" for accelerated vesting of equity awards, which means vesting accelerates upon a change-of-control irrespective of whether the officer is terminated. Forest also has certain change-of-control severance agreements that provide for post-termination payments following a qualifying termination in connection with a change-of-control event, or what is commonly referred to as a "double trigger" (however, please see our discussion regarding Mr. Colwell's severance agreement further below). Forest believes that these provisions create important retention tools for Forest, as providing for accelerated vesting of equity awards upon a change-of-control enables employees to realize value from these awards in the event that Forest undergoes a change-of-control transaction, while post-termination payments allow employees to walk away with value in the event of certain terminations of employment that was beyond their control. In addition, Forest believes that it is important to provide the named executive officers with a sense of stability, both in the middle of transactions that may create uncertainty regarding their future employment and post-termination as they seek future employment. Whether or not a change-of-control results in a termination of its officers' employment with Forest or a successor entity, Forest wants to provide its officers with certain guarantees regarding the importance of the equity incentive compensation awards they were granted prior to that change-of-control. Forest believes that change-of-control protection allows management to focus their attention and energy on the business transaction at hand without any distractions regarding the effects of a change-of-control. Likewise, post-termination payments allow management to focus their attention and energy on making the best objective business decisions that are in the interest of the company without allowing personal considerations to cloud the decision-making process. Further, Forest believes that such protections maximize shareholder value by encouraging the named executive officers to review objectively any proposed transaction in determining whether such proposed transaction is in the best interest of Forest's shareholders, whether or not the executive will continue to be employed. Executive officers at other companies in Forest's industry and the general market against which Forest competes for executive talent commonly have equity compensation plans that provide for accelerated vesting upon a change-of-control event of that company and post-termination payments, and Forest has consistently provided this benefit to the named executive officers in order to remain competitive in attracting and retaining skilled professionals in our industry. This goal is further served through the severance agreements that Forest enters into with key non-officer employees and through Forest's general severance plan, which applies to all other employees.

How does Forest determine the amount (and, where applicable, the formula) for each element?

Base salary.    The Compensation Committee has historically reviewed the base salaries of Forest's executive officers and Mr. Anderson on roughly an annual basis. At its regular meeting in February 2009, the Compensation Committee reviewed and increased the base salary of Mr. Keyte, Forest's former Executive Vice President and Chief Financial Officer, and of Mr. Kennedy, who at the time was Forest's Vice President, Corporate Finance and Treasurer and who later became Forest's Executive Vice President and Chief Financial Officer. At its regular meeting in May 2009, the Compensation Committee reviewed and increased the base salary of Mr. Anderson and Mr. Wofford. At its regular meeting in August 2009, the Compensation Committee determined to freeze executive salaries in light of the continued downturn in the U.S. economy and in the oil and gas industry in particular. That freeze remained in place until August 2010 except with respect to promotions, which included Mr. Kennedy's promotion to Executive Vice President and Chief Financial Officer on December 1, 2009. At its regular meeting in August 2010, in connection with the end of the salary freeze, the Compensation Committee reviewed and determined to increase the base salary of Mr. Anderson, Mr. Kennedy, Mr. Colwell, and Mr. Marter. (Mr. Keyte resigned as an officer of Forest and CFOL in December 2009, and Mr. Wofford retired as an officer of Forest and CFOL in July 2010.)

When considering the adjustments to the base salaries of executive officers, the Compensation Committee reviewed and discussed data on salaries in the oil and gas industry for 2009 and 2010, with specific focus on salaries among Forest's peer group of companies (described below). The Compensation Committee engaged Hewitt Associates in 2009 and 2010 to review and provide advice regarding the compensation of Forest's executive officers. During 2009 and 2010, Forest did not use Hewitt Associates for any services other than with respect to the items described in this paragraph. In 2009, Hewitt was directed to review and compare Forest's compensation policies and practices for competitiveness in the oil and gas exploration and production industry, and to highlight any extraordinary or potentially problematic issues discovered as part of its review. Hewitt opined that Forest's policies and practices were competitive overall, albeit conservative in comparison to some companies' policies and practices, and Hewitt did not identify any extraordinary or problematic issues. In 2010, Hewitt was asked to assist the Compensation Committee in designing and implementing new performance unit awards for Forest officers and Mr. Anderson, which are described below. In October 2010, however, Hewitt entered into certain transactions with a third party that resulted in the professionals at Hewitt that had previously assisted the Compensation Committee to become employed at a new entity, Meridian Compensation Partners, LLC, or Meridian. During the last three months of 2010, the Compensation Committee utilized the consulting professionals at Meridian when seeking advice regarding executive compensation, but the Compensation Committee did not use Meridian for any other services.

In analyzing the base salaries of Forest's executive officers, the Compensation Committee used industry surveys provided by Hewitt Associates and Towers Perrin, along with data gathered by Forest's Vice President, Human Resources, including data regarding Forest's peer companies. With respect to the available data, the Compensation Committee generally tried to set the base salary of Forest's executive officers at or near the 50th percentile of salaries of comparable executive officers at Forest's peer group of companies. Assuming the accuracy of Forest's compensation data and industry surveys, for the 2009 year, Mr. Keyte's base salary, after his salary increase in February 2009, was approximately at the 60th percentile of base salaries for chief financial officers; Mr. Kennedy's base salary, after his December 1, 2009 promotion, was approximately at the 35th percentile of base salaries for chief financial officers; and Mr. Wofford's base salary, after his salary increase in May 2009, was approximately at the 75th percentile of base salaries for vice presidents of oil & gas marketing.

With respect to the salary increases that occurred in 2010, Mr. Anderson's base salary, after the increase to his base salary in August 2010, was approximately at the 50th percentile of base salaries for business unit leaders; Mr. Kennedy's base salary, after the increase to his base salary in August 2010, was approximately at the 40th percentile of base salaries for chief financial officers; Mr. Colwell's base salary, after the increase to his base salary in August 2010, was approximately at the 50th percentile of base salaries for vice presidents of drilling; and Mr. Marter's base salary, after the increase to his base salary in August 2010, was approximately at the 60th percentile of base salaries for chief legal officers.

The Compensation Committee also reviewed the responsibilities and performance of each of the executives for whom salary increases in 2009 and 2010 were considered with Forest's President and Chief Executive Officer, H. Craig Clark. The salary increases approved in 2009 and 2010 were based on the Compensation Committee's decision that the executive officers' individual performances, corporate performance, industry inflation, and the competitive aspects of the oil and gas industry justified the increases. With respect to Mr. Anderson's increases in 2009 and 2010, the Compensation Committee considered his efforts in improving the CFOL organization and its personnel, in focusing on growth in production and reserves, and playing a lead role in CFOL's development of and progress in the Narraway/Ojay fields in the Deep Basin of Alberta and British Columbia. With respect to Mr. Keyte's 2009 salary increase, the Compensation Committee considered his continued ability to manage successfully all financial aspects of Forest and his efforts in developing and implementing steps needed to strengthen Forest's balance sheet during the financial crisis and the downturn in the oil and gas industry. With respect to Mr. Kennedy's 2009 salary increase, the Compensation Committee considered his efforts with respect to Forest's high-yield debt and equity offerings in 2009 and the asset divestitures late in the year, his oversight and coordination of Forest's and CFOL's bank credit facilities, and the need to maintain his salary at a competitive level, particularly after his promotion in December 2009, and with respect to his 2010 increase, the Compensation Committee considered his leadership role over, and the strong performance of, the finance, accounting, treasury, corporate planning, and investor relations groups and the need to maintain his salary at a competitive level. With respect to Mr. Colwell's 2010 salary increase, the Compensation Committee considered his management of Forest's worldwide drilling activities, including the management of Forest's wholly-owned drilling subsidiary, and his expertise in horizontal drilling and completion techniques in light of the increasing role that horizontal wells play in Forest's and CFOL's current and future activities. With respect to Mr. Wofford's increases in 2009 and 2010, the Compensation Committee considered his efforts to optimize Forest's and CFOL's realizations for oil, natural gas, and natural gas liquids and his increased responsibilities with respect to the midstream activities (e.g., gathering, treating, processing of natural gas) of both Forest and CFOL. With respect to Mr. Marter's 2010 salary increase, the Compensation Committee considered his efforts with respect to Forest's high-yield debt and equity offerings in 2009, Forest and CFOL's successful divestitures in both 2009 and 2010, and his oversight of Forest's various legal issues.

In addition, in executive session at each of its regular meetings during 2009 and 2010, the full board of directors of Forest reviewed and discussed the performance of Forest's entire senior management team.

Annual incentive bonus.    The annual incentive bonuses for fiscal 2009 were awarded under the terms of Forest's Annual Incentive Plan for 2009, or the 2009 AIP, which was adopted by the Compensation Committee. The 2009 AIP was filed with the SEC on May 13, 2009. In general terms, the 2009 AIP was designed to meet the following objectives:

•
provide an annual incentive plan framework that was performance-driven and focused on objectives that were critical to Forest's success in 2009;

•
offer competitive cash compensation opportunities to all employees; and

•
incentivize and reward outstanding achievement.

The 2009 AIP provided for annual incentive awards determined primarily on the basis of Forest's results under specified performance measures. The framework of the 2009 AIP was similar to annual incentive plans utilized by Forest in the past. Each year, the Compensation Committee establishes the threshold, target, and outstanding (or maximum) performance levels for each performance measure and its appropriate weighting. These performance measures and their weighting are reviewed annually in light of changing Forest priorities and strategic objectives. The awards under the 2009 AIP were based upon the success of business units, including CFOL, and corporate staff of Forest in achieving the objectives established by the Compensation Committee and included in the plan. These goals, stated in terms of the specific performance measures, were derived in part from Forest's 2009 business plan. The Compensation Committee also maintains discretion to adjust awards up or down to account for corporate achievements and results during the year that are not captured in the performance measures.

For 2009, performance measures were established for (i) production, (ii) rate-of-return on capital investments, (iii) business unit or corporate department performance objectives, (iv) cash cost per unit of production (Mcfe), and (v) total shareholder return. With the exception of total shareholder return, for each executive officer, the performance measures were tied to that officer's business unit. If the officer worked in the corporate group, the performance measures were tied to Forest as a whole, with the exception of the corporate department performance objectives, which were tied to that officer's department.

Cash cost per Mcfe was defined as the sum of direct operating expense and expensed workovers, but excluding ad valorem taxes, transportation expense, allocated general and administrative, or G&A, expense for the applicable business unit, and total company-wide expensed G&A costs, divided by the business unit's total net production for the year. Production was defined under the 2009 AIP as total net production, excluding royalty and other burdens; provided that adjustments would be made for increased capital spending, acquisitions, and divestitures. Rate-of-return on capital investments was defined as the pre-tax rate of return on all capital spent during the year, including drilling projects, acquisitions, recompletions, leaseholds, seismic, and capitalized G&A costs, while taking into account all revisions to estimated proved reserves made during the year. More specifically, rate of return on capital projects is estimated by using actual oil and gas production volumes, lease operating costs, future capital expenses, and oil and gas prices to date, in conjunction with forecasts of each of those components for the remaining life of the project. The business unit and department performance objectives were individual objectives, designed specifically for each business unit and corporate department, that the Compensation Committee and Mr. Clark determined would advance Forest's interests in a meaningful fashion during 2009 and were reasonably measurable; the objectives included, e.g., completing technical field studies, lowering finding and development costs, improving midstream infrastructure options, and completing defined divestiture efforts.

Total shareholder return was defined as the percentage increase in the trading price of Forest common stock that occurred from the last trading day in December 2008 to the last trading day in December 2009, with the measure judged in relation to a peer group of companies. The Compensation Committee is responsible for selecting Forest's peer group of companies. The Compensation Committee tries to select non-integrated, oil and gas production companies that closely resemble Forest in terms of market capitalization, revenues, geographic focus, employee count, and operational challenges. The Compensation Committee determined that the nine peer companies selected for the 2008 AIP should be changed for the 2009 AIP, by deleting Whiting Petroleum Corporation and Encore Acquisition Company and substituting in their place Range Resources Corporation and Cabot Oil & Gas Corporation. This change was designed to reflect a peer group that was more similar to Forest in terms of a focus on unconventional plays involving natural gas (rather than a focus on, e.g., secondary or tertiary recovery of crude oil). The peer group of companies that the Compensation Committee chose to consider during 2009 consists of the following:

1.
Newfield Exploration Company

2.
Pioneer Natural Resources Company

3.
SM Energy Company (formerly named St. Mary Land & Exploration Company)

4.
EXCO Resources, Inc.

5.
Plains Exploration & Production Company

6.
Petrohawk Energy Corporation

7.
Cimarex Energy Co.

8.
Range Resources Corporation

9.
Cabot Oil & Gas Company

Each participant in the 2009 AIP had a target bonus expressed as a percentage of his or her base salary. The Compensation Committee determined not to change the target bonus percentage for each named executive officer from what the percentage had been in 2008, except that the target bonus percentage for Mr. Kennedy was increased to reflect his promotion to Forest's Executive Vice President and Chief Financial Officer. For the named executive officers, the aggregate target percentages of salary were as follows:

Executive	Aggregate target bonus as % of salary

David Anderson	40%
Michael Kennedy	75%
Cyrus Marter	60%
Robert B. Wofford	60%
Cecil Colwell	60%

Because he resigned in December 2009, Mr. Keyte did not receive a bonus under the 2009 AIP.

The total expected pool under the 2009 AIP is equal to the sum of the target bonuses for each of the participants in the plan. However, as described below, the final size of the pool could be lower or higher than the expected amount and was dependent on the extent to which Forest and its business units satisfied the 2009 performance measures.

With respect to each of the five performance measures under the 2009 AIP, the Compensation Committee determined a "threshold," "target," and "outstanding" (or maximum) performance level. The "threshold" level is equal to 25% of the target level and is the level at which payout under the 2009 AIP begins for the applicable performance measure. If the actual performance level for a measure is below the threshold level, no payout will occur with respect to that measure. The "target" level is that at which 100% of the expected payout for the applicable performance measure will occur. Where applicable, the target levels for the 2009 AIP performance measures correlated with production and cost projections contained in Forest's 2009 business plan. The "outstanding" level is that at which 200% of the expected payout for the applicable performance measure will occur. The maximum total bonus pool achievable under the 2009 AIP is limited to 200% of target.

Actual performance that falls somewhere between the threshold and target levels or between the target and outstanding levels is rewarded in direct proportion to where it falls relative to the three performance level benchmarks. For example, actual performance that is higher than the target level, and reaches 20% of the difference between the target level and the outstanding level, would dictate a payout equal to 120% of the expected payout for the applicable performance measure. Actual performance that is above the threshold level, and reaches 10% of the difference between the threshold level and the target level, would dictate a payout equal to 32.5% of the expected payout for the applicable performance measure, since the threshold level represents 25% of the target level.

The table below contains the specific performance levels for the cash costs, production, and rate-of-return on capital investment, or ROR, performance measures.

Business unit/department	Threshold	Target	Outstanding

Forest (and corporate	Cash Cost—$0.924/Mcfe	Cash Cost—$0.88/Mcfe	Cash Cost—$0.79/Mcfe
departments)*	Production—174.4 Bcfe	Production—183.6 Bcfe	Production—202.0 Bcfe
	ROR—10%	ROR—12%	ROR—15%

Canada (CFOL)	Cash Cost—$1.14/Mcfe	Cash Cost—$1.09/Mcfe	Cash Cost—$0.98/Mcfe
	Production—24.3 Bcfe	Production—25.6 Bcfe	Production—28.2 Bcfe
	ROR—12%	ROR—15%	ROR—20%

Eastern	Cash Cost—$0.75/Mcfe	Cash Cost—$0.71/Mcfe	Cash Cost—$0.64/Mcfe
	Production—54.2 Bcfe	Production—57.1 Bcfe	Production—62.8 Bcfe
	ROR—12%	ROR—15%	ROR—20%

Western	Cash Cost—$1.13/Mcfe	Cash Cost—$1.08/Mcfe	Cash Cost—$0.97/Mcfe
	Production—51.8 Bcfe	Production—54.5 Bcfe	Production—59.9 Bcfe
	ROR—12%	ROR—15%	ROR—20%

Southern	Cash Cost—$0.77/Mcfe	Cash Cost—$0.73/Mcfe	Cash Cost—$0.66/Mcfe
	Production—44.1 Bcfe	Production—46.4 Bcfe	Production—51.0 Bcfe
	ROR—12%	ROR—15%	ROR—20%

*      Cash Cost, Production, and ROR for Forest as a whole and the corporate departments reflect the cumulative performance of the Canada, Eastern, Western, and Southern business units as well as the International and New Ventures business units.

With respect to total shareholder return, (i) the "threshold" was reached if Forest's share performance was sixth best (out of ten—the nine peer companies plus Forest) and resulted in deemed 50% completion of target, (ii) a fifth place finish by Forest resulted in 75% completion of target, (iii) a fourth place was deemed "target" and resulted in 100% completion of target, (iv) a third place finish resulted in 150% completion of target, (v) a second place finish resulted in 175% completion of target, and (vi) a first place finish was deemed "outstanding" and resulted in 200% completion of target. With respect to the business unit and corporate department objectives, an achievement percentage ranging from zero to 200% was assigned to each business unit or corporate department based on an assessment by Mr. Clark with input from relevant supervisors, of the accomplishment of its objectives.

Each participant's target bonus was to be paid if all of the 2009 performance measures reached the target level and the individual's contribution merited a bonus. Each performance measure represented a percentage of the total target bonus. In 2009, the weightings for each participant, as set by the Compensation Committee, were as follows: (i) 25% for cash cost, (ii) 20% for production, (iii) 20% for rate-of-return on capital investments, (iv) 20% for business unit or corporate department performance objectives, and (v) 15% for total shareholder return. The specific payout for each performance measure was dictated by where the actual performance level for the measure fell in relation to the threshold, target, and outstanding benchmark levels. An individual's performance was considered in the context of the extent to which his or her performance during 2009 contributed to the overall success of Forest or, if applicable, to the success of his or her business unit or corporate department. If in the opinion of the Compensation Committee and Mr. Clark (with respect to executive officers other than himself), the individual made a disproportionately positive contribution, his or her bonus would be adjusted upward; conversely, if the individual did not contribute appropriately, his or her bonus would be adjusted downward.

At its regular meeting in February 2010, the Compensation Committee reviewed the performance of Forest and its business units under the 2009 AIP. The Committee also reviewed with Mr. Clark other accomplishments during 2009. With respect to the first four performance measures, the results under the 2009 AIP were as follows:

Business unit/department	Cash cost per Mcfe (% of target)	Production (% of target)	Rate of return on capital investments (% of target)	Business unit or department objectives (% of target)

Forest	200	109	200	Not applicable
All corporate departments	200	109	200	Range 85-120
(a) Finance, Treasury, Investor Relations				120
(b) Legal				110
(c) Accounting				110
(d) Drilling				85
(e) Oil & Gas Marketing				90
Canada (CFOL)	200	200	200	95
Eastern	200	100	63	50
Western	200	59	200	130
Southern	168	100	164	85

With respect to the total shareholder return performance measure, the threshold level was not met and therefore there was no target payout.

The Committee reviewed with Mr. Clark, both during its February 2010 regular meeting and in subsequent meetings with him, the 2009 individual performance of each executive officer. With respect to Mr. Anderson, the Compensation Committee considered the strong performance of CFOL during 2009 and Mr. Anderson's leadership role in that organization. With respect to Mr. Kennedy, the Compensation Committee considered his efforts with respect to the high-yield debt and equity offerings in 2009 and Forest's critical divestiture program in late 2009, his oversight and coordination of Forest's bank credit facilities, and his lead role in investor relations. With respect to Mr. Colwell, the Compensation Committee considered his role in Forest's successful transition of horizontal drilling and completion techniques to the Granite Wash play in the Texas Panhandle and, in general, the consistent drilling results across all of Forest's operations. With respect to Mr. Wofford, the Compensation Committee considered the successes achieved in the Oil & Gas Marketing group during 2009 and Mr. Wofford's leadership role in the group. With respect to Mr. Marter, the Compensation Committee considered his role in the high-yield debt and equity offerings done during 2009 and in Forest's divestiture program.

In general, the Compensation Committee attributed positive corporate performance, including success in divestitures, reducing Forest's long-term debt and increasing its liquidity, its horizontal drilling program, organic production and reserve growth, low finding and development cost, and other cost control, to the leadership of its executive officers. The Compensation Committee also generally considered the need to provide competitive incentive opportunities for all of Forest's executive officers.

Looking at Forest's performance as a whole, the calculated payout under the 2009 AIP was equal to 131.8% of the total target payout. Based on the performance of Forest, its business units, and the individual executive officers, the Compensation Committee approved cash bonus awards under the 2009 AIP in the aggregate amount of $3.17 million for all of the executive officers as a group. The named executive officers were granted bonus awards ranging from approximately 60% to 92% of base salary; or, stated differently, the actual bonus awards ranged from approximately 100% to 207% of the officer's target award. Individual executive officer bonus awards were reviewed and approved by the Compensation Committee.

The Compensation Committee establishes the target level of performance such that achievement of the target level on any financial or operating measure represents above-average performance by management. At the time target levels are established, the outcome is intended to be substantially uncertain but achievable with a high level of performance from Forest's executives. Further, the Compensation Committee intends that achievement of the "outstanding" level on any financial or operating measure be very difficult. Over the past five years, Forest has achieved performance in excess of its target levels three times, that being in 2006, 2007, and 2009. The following table shows the specific achievement percentage under AIPs, for Forest as a whole, for the past five years

Year	AIP achievement percentage—total company

2005	97.4% of target
2006	110.5% of target
2007	169.0% of target
2008	95.6% of target
2009	131.8% of target

Bonus awards for executive officers in charge of business units are calculated in accordance with the performance of their business unit, which may vary from the performance of Forest as a whole. In 2009, the calculated bonus award for Mr. Anderson was calculated in accordance with the performance of CFOL; the calculated bonus awards for Messrs. Kennedy, Colwell, Wofford, and Marter were based on the performance of Forest as a whole with respect to total shareholder return, cash cost, production, and rate of return on capital investments, and on the performance of their respective corporate departments (i.e., "Finance, Treasury, and Investor Relations" for Mr. Kennedy, "Drilling" for Mr. Colwell, "Oil & Gas Marketing" for Mr. Wofford, and "Legal" for Mr. Marter) with respect to the business unit/corporate department objectives measure.

Special bonuses.    There were no special bonuses awarded for fiscal 2009.

Long-term incentive awards.    At its regular meeting in May 2009 and through subsequent communications with Mr. Clark, the Compensation Committee made long-term incentive awards—equity awards—to our named executive officers (and authorized awards to all other Forest and CFOL employees). The May 2009 equity awards were based on the executive officers' performance during 2008. Similarly, at its regular meeting in May 2010 and through subsequent communications with Mr. Clark, the Compensation Committee made long-term incentive awards to our named executive officers (and authorized awards to all other Forest and CFOL employees). The May 2010 equity awards were based on the executive officers' performance during 2009.

The Compensation Committee has followed the trend in our industry and in industry in general toward the granting of restricted stock (rather than stock options) to the executive officers. The Committee chose restricted stock for recent grants, because (i) the majority of Forest's competitors have shifted to restricted stock awards, or to a combination of restricted stock awards and stock option awards, and away from stock option awards only, (ii) restricted stock awards are less dilutive than stock options, and (iii) in the Committee's opinion, restricted stock provides a more effective retention incentive. In its May 2009 grants, the Compensation Committee also awarded phantom stock units, which the Committee believes serve further to align the recipients' interests with those of Forest's shareholders, but yet if settled in cash do not act to dilute Forest's shareholders or reduce the number of shares available under Forest's Stock Incentive Plans for future awards.

In 2010, the Compensation Committee implemented performance unit awards for the officers of Forest and CFOL. The performance unit awards are tied to Forest's total shareholder return, or TSR, over a three-year period (April 1, 2010 through March 31, 2013) relative to that of twelve peer companies. The peer companies selected by the Compensation Committee for purposes of the 2010 awards are the following:

1.
Newfield Exploration Company

2.
Pioneer Natural Resources Company

3.
SM Energy Company (formerly named St. Mary Land & Exploration Company)

4.
EXCO Resources, Inc.

5.
Plains Exploration & Production Company

6.
Petrohawk Energy Corporation

7.
Cimarex Energy Co.

8.
Range Resources Corporation

9.
Cabot Oil & Gas Corporation

10.
SandRidge Energy, Inc.

11.
Comstock Resources, Inc.

12.
Quicksilver Resources Inc.

The peer group for the performance unit awards was designed to mirror the peer companies chosen for Forest's 2010 AIP.

Each officer's performance unit award is governed by a performance unit award agreement, the forms of which were approved by the Compensation Committee in advance and filed with the SEC on May 26, 2010. Each officer's award contains a target number of performance units, each performance unit representing a contractual right to receive one share of Forest common stock. For example, Mr. Anderson's target under his 2010 performance unit award is 12,500 performance units. Under the terms of the performance unit award agreements, at the end of the three-year performance period the recipient will earn from 200% of the target number of shares down to 0% of the target, depending on Forest's TSR performance relative to the peer companies. All payments in respect to earned performance units will be made in shares of Forest common stock no later than the 15th day of the third calendar month following the end of the three-year performance period.

The Compensation Committee is responsible for administering the Forest Oil Corporation 2007 Stock Incentive Plan, or the 2007 Stock Plan, which was the source of the May 2009 and May 2010 long-term incentive awards to the named executive officers. In 2009 those awards were in the form of (a) for U.S. named executive officers: restricted stock and phantom stock units to be settled only in cash, and (b) for Mr. Anderson: a combination of (i) phantom stock units to be settled in cash or shares of Forest common stock or a combination of both, at the discretion of the Compensation Committee, and (ii) phantom stock units to be settled only in cash. The awards in 2010 were in the form of (a) for U.S. named executive officers: performance units and restricted stock, and (b) for Mr. Anderson: performance units and phantom stock units to be settled in cash or shares of Forest common stock or a combination of both. The awards in 2009 and 2010 are governed by individual restricted stock, phantom stock unit, and performance unit agreements, all of which were approved in advance by the Compensation Committee. Under the terms of those agreements, the restricted stock, phantom stock units, and performance units are subject to forfeiture provisions that generally lapse 100% on the third anniversary of the date of the award, although the acceleration of vesting will occur upon a change-of-control of Forest or a termination of the executive's employment by death, disability or an involuntary termination (subject, in the case of performance units, to satisfaction of the applicable performance goals in the case of a change-of-control or involuntary termination). If the named executive officer resigns or is terminated for unsatisfactory performance of his duties (as determined by Forest in its sole discretion) prior to the conclusion of the three years, all of the restricted shares, phantom stock units, and performance units are forfeited. There are no other qualitative and quantitative targets that impact the vesting of the restricted stock and the phantom stock units. As described above, Forest's actual TSR during the three-year performance period will dictate the number of Forest shares ultimately awarded to each officer under the 2010 performance unit award agreements.

With respect to the initial awards of restricted stock and phantom stock units in May 2009 (as opposed to the forfeiture criteria), the awards were based on the Compensation Committee's recognition of the performance of our executive officers during the financial crisis and the downturn in the oil and gas industry starting in 2008 and of the dramatic drop in the value and retentive effect of previous equity awards to the officers. The Compensation Committee generally set the number of restricted shares awarded to each of our executive officers at or near the number of shares awarded to the officer in May 2008 and the number of cash-settlement phantom stock units at 25% of the number of restricted shares awarded. Variations to this general rule were adopted in those instances where the Compensation Committee concluded that an individual officer's performance justified it. Because of the decline in Forest's stock price, the grant-date value of individual restricted stock awards in May 2009 was approximately 72% less than the grant-date value of corresponding restricted stock awards in May 2008.

In 2010, with respect to the awards of restricted stock, Mr. Anderson's phantom stock units that may be settled in the form of cash or Forest common stock, and performance units, the awards were based on the Compensation Committee's recognition of the performance of our executive officers in Forest's successful effort to reduce its debt level and otherwise strengthen its balance sheet in the midst of a difficult asset divestiture market and continued depressed natural gas prices. The Compensation Committee also recognized the value in further aligning the interests of our officers and shareholders, and implemented the performance units as a result.

Because restricted stock awards granted to Canadian employees are taxed upon grant (rather than upon vesting as would be the typical result for U.S. employees receiving such awards), Mr. Anderson received phantom stock unit awards in 2008, 2009, and 2010 in lieu of an award of restricted stock in such years. For 2009, a portion of Mr. Anderson's phantom stock units may be settled in cash, Forest common stock, or a combination of both, at the discretion of the Compensation Committee, and the remainder of his phantom stock units must be settled in cash. For the 2008 and 2010 years, the entirety of Mr. Anderson's phantom stock unit awards may be settled in cash, Forest common stock, or a combination of both.

As a result of the above considerations, the Compensation Committee determined in May 2009 to award up to (i) 754,000 shares of restricted stock and 222,500 cash-settlement phantom stock units (with a mandatory cash settlement provision) to all U.S. Forest employees, including officers, and (ii) 72,000 traditional phantom stock units (that may settle in either stock or cash, at Forest's discretion) and 16,500 cash-settlement phantom stock units to all CFOL employees, including Mr. Anderson's cash-settled awards. Mr. Anderson received a grant of 12,000 traditional phantom stock units. Our other named executive officers received an aggregate of 96,000 shares of restricted stock, and 36,000 cash-settlement phantom stock units. In determining the individual awards to our named executive officers, the Compensation Committee and Mr. Clark consider the individual's performance during 2008, the magnitude of his or her responsibilities within the Forest and CFOL organization, and how critical the individual's position is in terms of retention.

When Mr. Kennedy was promoted to Executive Vice President and Chief Financial Officer on December 1, 2009, the Compensation Committee determined to award him an additional 12,500 shares of restricted stock and 12,500 cash-settlement phantom stock units. The vesting terms of these additional awards are identical to those of the broad-based awards made in May 2009. The Compensation Committee based its supplemental awards to Mr. Kennedy on his significantly increased responsibilities as Forest's Chief Financial Officer, a desire on the Compensation Committee's part to strengthen the alignment of Mr. Kennedy's personal financial interests with those of Forest's shareholders, and the need to increase Mr. Kennedy's retention incentive.

With respect to the May 2010 grants, the Compensation Committee determined to award up to (i) 927,000 shares of restricted stock to all U.S. Forest employees, including officers, (ii) 112,500 traditional phantom stock units (that may settle in either stock or cash, at Forest's discretion) to all CFOL employees, including Mr. Anderson, and (iii) performance units with a cumulative target of 264,500 shares of Forest stock to Forest officers and Mr. Anderson. Mr. Anderson received a grant of 12,500 traditional phantom stock units and performance units with a target of 12,500 shares. Our named executive officers (other than Mr. Keyte, who resigned in December 2009) received an aggregate of 62,500 shares of restricted stock (or, in Mr. Anderson's case, phantom stock units) and performance units with a cumulative target of 62,500 shares of Forest stock. In determining the individual awards to our named executive officers, the Compensation Committee and Mr. Clark considered the individual's performance during 2009, the magnitude of his or her responsibilities within the Forest and CFOL organization, and how critical the individual's position is in terms of retention.

In the event that Forest conducts a spin-off following this offering, Mr. Anderson will be considered to have incurred an involuntary termination of employment pursuant to his performance unit award agreement and his phantom stock unit agreements on the date of the spin-off (assuming that such a spin-off occurs prior to the end of the performance period or vesting period, as applicable). Under his cash-settled phantom stock unit agreement, an involuntary termination of Mr. Anderson's employment will cause the forfeiture restrictions to lapse with respect to 100% of the phantom stock units, and Mr. Anderson will receive, with respect to each share of Forest's common stock covered by a phantom stock unit, an amount in cash equal to the fair market value of one share of Forest's common stock determined as of the settlement date (subject to any withholding taxes required by law). Under Mr. Anderson's phantom stock unit agreements that may be settled in cash or in shares of Forest common stock, Mr. Anderson's awards will receive the same vesting treatment, but in the event that the Compensation Committee determines to settle his awards in shares of Forest common stock rather than cash, actual shares of Forest common stock will be delivered to Mr. Anderson no later than March 15th of the calendar year following the spin-off. For the performance unit award, if this involuntary termination occurs prior to the end of the performance period for that award, then upon such an involuntary termination under the performance unit agreement, Mr. Anderson will be issued a number of shares of Forest common stock equal to the number of performance units that would have become "earned" performance units assuming that the performance period ended on the date of his involuntary termination, and based upon the actual performance against the stated performance criteria required under his agreement. Any distribution of Forest common stock in settlement of the performance units will occur before the 15th day of the third calendar month following the spin-off.

Retirement plans.    Forest's 401(k) Plan is designed to encourage U.S. employees, including the named executive officers other than Mr. Anderson, to save for the future. This compensation program generally is not linked to Forest's performance and was not so linked during 2009. The 401(k) Plan provides Forest's U.S. employees with the opportunity to contribute certain eligible earnings on a pre-tax basis to an account investing in various investment options. Employees may elect to contribute up to 80% of their eligible compensation, subject to certain limitations. Forest matches employee contributions up to a designated percentage of an employee's total eligible compensation, with Forest's contributions vesting for newly-hired employees over a period of five years. During 2009, Forest contributed a total of $47,307 to the 401(k) Plan on behalf of the named executive officers.

Forest also has adopted an executive deferred compensation plan. Once the maximum Forest match allowable under the 401(k) Plan has been made, the remainder of the match is contributed to the executive deferred compensation plan. During 2009, Forest contributed a total of $78,927 to the executive deferred compensation plan on behalf of the named executive officers.

Forest does not maintain an active defined benefits program for its U.S. employees.

With respect to its Canadian employees, CFOL maintains the GSP, a voluntary, contributory retirement plan similar to a U.S. retirement plan qualified under Section 401(k) of the Code. The GSP is designed to encourage Canadian employees to save a portion of their current compensation for post-retirement living. Subject to certain limitations imposed by law, Canadian employees may contribute one to nine percent of their regular base pay to the plan through payroll deductions, and CFOL will then match that contribution up to a maximum of four percent. Like the 401(k) Plan, the GSP participants may choose to invest their account balances in certain investment options within the plan. During the 2009 year, CFOL contributed a total of CD$9,792 (U.S. $9,356 based on the Bank of Canada exchange rate at December 31, 2009) to the GSP on Mr. Anderson's behalf.

CFOL's employees are also eligible to participate in the GPP. CFOL wants to assist its employees in achieving their retirement goals, and the GPP provides participants a basic income at retirement that will supplement personal savings and income from Canadian governmental plans. Each month, CFOL contributes an amount equal to five percent of the salary of each Canadian employee participating in the DCPP portion of the GPP (subject to contribution limitations imposed on such retirement plans by the Canada Revenue Agency). Employees do not directly contribute funds to the GPP, but they may direct CFOL to invest their account balances in certain investment options provided under the GPP. During the 2009 year, CFOL contributed a total of CD$12,240 (U.S. $11,695 based on the Bank of Canada exchange rate at December 31, 2009) to the GPP on Mr. Anderson's behalf. Some of the Canadian employees who participated in the GPP prior to April 1, 2000 are eligible to receive certain defined benefit retirement benefits under the GPP; however, Mr. Anderson only participates in the DCPP portion of the GPP.

Other benefits.    During 2009, the Compensation Committee did not make any changes to the other benefits or perquisites that the named executive officers receive at Forest or CFOL. Those benefits include participation in plans available to all Forest and CFOL employees, such as medical and dental plans, group term life and accidental death and dismemberment insurance plans, and short-term and long-term disability plans. Named executive officers also receive reimbursement of tax-preparation and estate or financial planning expenses and the cost of an annual extensive physical examination. Historically, the reimbursements have involved small dollar amounts, and the Compensation Committee believes that they are reasonable and consistent with, or less generous than, the compensation practices of Forest's and CFOL's competitors.

In general, the severance agreements and the benefits that would flow to the executive officers in the event of an involuntary termination are explained below under "—Potential payments upon termination or change-of-control." In addition to the rationale provided above under "—Compensation discussion and analysis—Why does Forest choose to pay each element?," the Compensation Committee also believes that the double-trigger change-of-control severance benefits generally provided under the severance agreements provides a sufficient level of protection for the executive officer as well as a retention incentive benefiting Forest and shareholders without creating an unreasonable obstacle to potential bona fide purchasers of Forest.

Forest entered into a severance agreement with two of the named executive officers, Messrs. Colwell and Keyte, prior to 2003. This "grandfathered" form provided for defined severance benefits in the event of (i) an involuntary termination that occurs in conjunction with a change-of-control or (ii) an involuntary termination (defined to exclude from its scope a termination "for cause") that is not in conjunction with a change-of-control. When Forest entered into a new form of severance agreements with the executives, Forest determined that Messrs. Colwell and Keyte should also retain the additional severance benefit from their previous agreement that was based solely upon a termination of employment without reference to a change-of-control. This decision was based on the fact that historically, the type of severance benefits provided to employees has been tied to when he or she first became an officer of Forest. The Compensation Committee believes that the longevity and demonstrated loyalty of the officers that had grandfathered forms should be taken into account and rewarded with the additional benefits contained in those forms. Forest ceased using the grandfathered agreement forms in 2003, and so officers such as Messrs. Anderson, Kennedy, Marter, and Wofford, who were first elected after 2003, do not have the severance benefits provided by the grandfathered forms.

All of the severance agreements with Forest's officers contain an excise tax gross-up provision. Based on a review of peer company disclosures, the Compensation Committee believes that the vast majority of comparable exploration and production companies continue to provide its officers with excise tax gross-up provisions in their severance agreements. The Compensation Committee believes that, at the present time, such provisions are necessary in order for Forest to recruit and retain talented officers, and the Committee does not believe it is in Forest's best interest to take the lead in responding to certain groups' call for the elimination of such provisions.

Forest and CFOL keep records regarding other expenses that they pay on behalf of executive officers. If those expenses are not related to company business, they are paid directly by the officer or are reimbursed to Forest or CFOL. Certain expenses that are in fact related to company business represent additional compensation.

How does each compensation element and Forest's decisions regarding that element fit into Forest's overall compensation objectives and affect decisions regarding other elements?

The Compensation Committee considers each element of Forest's compensation program and, when making decisions regarding specific elements, takes into account how that element fits into Forest's overall compensation objectives. The Committee also considers how that element is affected by the other elements in the program.

The Compensation Committee has instructed Forest's Vice President, Human Resources, to continue to survey peer group companies and present updates to the Committee on a quarterly basis. The Committee also intends to continue using advice from its compensation consultant, Hewitt Associates, as a means to make informed decisions regarding all of the components of Forest's compensation program.

From a broad overview standpoint, the Compensation Committee also observed that, for 2009, the quotient of Forest's total general & administrative expense (including compensation expense) divided by its total units of oil and gas production for the year is one of the lowest in the oil and gas industry. Although the Compensation Committee recognizes that a company's G&A expense per unit of production may vary for many reasons, the Committee believes that Forest's performance with respect to this measure is both noteworthy and suggests that Forest's overall compensation practices are not inconsistent with its operational performance. The Compensation Committee intends to continue monitoring in the future Forest's G&A efficiency relative to that of its peers.

How do we assess any risks to which our compensation policies and practices may expose Forest?

The Compensation Committee has conducted a risk assessment of Forest's compensation policies and practices. All aspects of Forest's compensation programs, including base salary, annual incentive compensation, long-term incentive compensation, and benefits, including severance benefits payable upon involuntary termination of employment, have been reviewed in terms of the long-term best interests of shareholders. The Compensation Committee believes that Forest's executive pay practices comprise adequate financial security and incentives for executive officers to achieve the optimal short-term and long-term objectives of Forest. The Compensation Committee has concluded that Forest's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Forest.

How does accounting and tax treatments of each element of compensation impact Forest's decisions to provide the named executive officers with that element of compensation?

Forest's Compensation Committee generally makes compensation decisions for the named executive officers that are considered appropriate for the individual's position generally in Forest's industry, what is considered competitive for that position at peer companies, his past performance and any changes in duties that the individual may experience in the near future. The resulting accounting and tax treatment to the individual or Forest from the compensation is generally a secondary consideration to the Compensation Committee's decisions regarding what is proper compensation for the individual or Forest in light of then-current circumstances. However, Forest does account for its equity compensation expenses under the rules of FASB ASC Topic 718, which requires Forest to estimate and record an expense for each award of long-term incentive compensation over the vesting period of the award. Accounting rules also require Forest to record cash compensation as an expense at the time the obligation is accrued.

As noted above, the Compensation Committee considers the tax implications of awarding restricted stock awards to Canadian employees. The Compensation Committee made a decision to award phantom stock unit awards to Mr. Anderson in lieu of the restricted stock awards granted to our other named executive officers in order to offer our Canadian resident officer an equivalent value with respect to his long term incentive awards as that granted to the other named executive officers.

Section 162(m) of the Code and its underlying regulations pertain to the deductibility of compensation to certain named executive officers in excess of $1,000,000, but this restriction on deductibility is limited to Forest's chief executive officer, and Forest's three other most highly compensated employees other than its chief financial officer that were serving in those capacities at the end of 2009. Therefore with respect to our named executive officers, Section 162(m) of the Code would have been applicable only to Messrs. Kennedy and Marter. Forest has adopted a policy to provide "performance-based compensation" that is exempt from the Section 162(m) of the Code limitations to the extent practicable. The 2007 Stock Plan has been approved by Forest's shareholders, and as a result, certain elements of the 2007 Stock Plan are designed to provide performance-based incentive compensation which would be fully deductible under Section 162(m) of the Code. The 2010 performance unit grants made to Messrs. Kennedy and Marter are intended to be fully deductible under Section 162(m) of the Code. While the deductibility of compensation is important to Forest and actions will sometimes be taken to ensure the deductibility of compensation, the Compensation Committee has also determined that some flexibility is required, notwithstanding the statutory and regulatory provisions, in negotiating and implementing incentive compensation programs. It has, therefore, retained the discretion to award some bonus payments based on non-quantitative performance measurements and other criteria that it may determine, in its discretion, from time to time, such as described with respect to the 2009 AIP.

What actions do we anticipate taking with respect to our own compensation plans in connection with and following this offering?

In connection with this offering, we intend to implement certain compensation plans for our employees such as annual incentive bonus plans and long-term incentive compensation plans that will be similar in philosophy and form to the Forest plans described above, but we have not taken any definitive actions to implement such plans at this time.

Summary compensation table

The table below discloses the total compensation paid or earned by the individuals that served as our principal executive officer, our principal financial officer, and the other three most highly paid executive officers who we refer to as the "named executive officers," or "NEOs," for the fiscal year ending December 31, 2009.

As reflected in the table, in 2009, on average, the named executive officers' base salary accounted for approximately 29% of total compensation, non-equity incentive plan compensation (consisting of cash bonuses awarded under Forest's 2009 AIP) for services rendered in 2009 accounted for approximately 18% of total compensation, long-term equity incentive awards accounted for 50% of total compensation, and the remainder was comprised of other benefits and perquisites. The footnotes to the Summary Compensation Table provide disclosure for fiscal year 2009, unless otherwise indicated.

Name and principal position (a)	Year (b)	Salary ($)(c)(1)		Bonus ($)(d)(2)	Stock awards ($)(e)(3)	Option awards ($)(f)(3)	Non-equity incentive plan compensation ($)(g)(4)		Change in pension value and nonqualified deferred compensation earnings ($)(h)(5)	All other compensation ($)(i)(6)		Total ($)(j)

David M. Anderson President	2009	247,198	(7)	0	290,320	0	204,286	(7)	0	21,051	(7)	762,855
Michael N. Kennedy(8) Vice President	2009	218,333		0	836,860	0	275,000		0	21,182		1,351,375
Cyrus D. Marter IV(8) Vice President, Secretary	2009	350,000		0	399,190	0	300,000		0	32,574		1,081,764
Robert B. Wofford(8) Vice President	2009	283,750		0	308,465	0	200,000		0	25,373		817,588
Cecil N. Colwell(8) Vice President	2009	315,000		0	272,175	0	190,000		3,527	28,122		808,824
David H. Keyte(8)(9) Vice President	2009	419,583		0	1,088,700	0	0		6,730	38,842		1,553,855

(1)   Amounts shown represent base salary paid during the fiscal year, as described under the caption "—Compensation discussion and analysis—Base salary" above.

(2)   The named executive officers did not receive payments that would be characterized as "Bonus" payments for the fiscal year ended December 31, 2009. Cash Bonus Awards paid under Forest's 2009 AIP during the first quarter of 2010 are reflected in the column "Non-equity incentive plan compensation" and discussed in footnote (4) below.

(3)   Amounts reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718, disregarding any estimates of forfeitures relating to service-based vesting conditions, for fiscal 2009, 2008, and 2007, respectively. A discussion of the assumptions made in determining the grant date value are set forth under Note 7 to Forest's 2009 Consolidated Financial Statements that are part of Forest's Annual Report on Form 10-K for the year ended December 31, 2009. The amounts shown in column (e) include shares of restricted stock as well as phantom stock units. See "—2009 Grants of Plan-Based Awards" below.

(4)   Amounts reflect the cash bonus awards to the NEOs under the 2009 AIP, which is discussed in further detail under the caption "—Compensation discussion and analysis—Annual Incentive Bonus" above. Bonus awards under the 2009 AIP were accrued and earned in 2009 and paid in the first quarter of 2010.

(5)   Amounts reflect the actuarial increase in the present value of the NEO's benefits under the Forest Oil Corporation Pension Trust Agreement, or the Pension Trust. This amount is determined using interest rate and mortality rate assumptions consistent with those used in Forest's financial statements and include amounts that the NEO may not currently be entitled to receive because such amounts are not vested. Mr. Keyte and Mr. Colwell are the only NEOs that participate in the Pension Trust. Earnings on nonqualified deferred compensation are not included in this column, since no named executive officer earned above-market or preferential earnings on nonqualified deferred compensation during the fiscal year.

(6)   Amounts shown for Mr. Anderson include a contribution of $11,695 with respect to amounts contributed to the GPP. Amounts contributed on Mr. Anderson's behalf into the GPP represent five percent of his annual compensation, as further described in "—Compensation discussion and analysis" above. Amounts shown for each of the other NEOs include: (i) matching contributions to the 401(k) Plan, Mr. Marter, $12,125; (ii) matching contributions to the executive deferred compensation plan, Mr. Marter, $15,875, Mr. Wofford, $13,075, Mr. Colwell, $16,050 and Mr. Keyte, $24,429; and (iii) the taxable value of group term life insurance coverage in excess of $50,000. The amounts attributable to each such perquisite or benefit for each NEO did not exceed the greater of $25,000 or 10% of the total amount of perquisites received by the NEO.

(7)   Amounts shown have been converted from Canadian to U.S. Dollars, using the Bank of Canada exchange rate of 0.9555 as of noon on December 31, 2009.

(8)   Amounts shown for these NEOs were paid by, and earned as compensation from, Forest.

(9)   Mr. Keyte resigned as an Executive Officer of Forest and as a director and officer of CFOL on November 30, 2009, and as an employee of Forest on December 1, 2009. As a result of his resignation, Mr. Keyte's stock awards in 2009, 2008 and 2007 were forfeited.

2009 grants of plan-based awards

The following table provides information about Forest's plan-based awards, including cash payouts, phantom stock units and restricted stock awarded to each of the named executive officers for services provided during 2009.

											All other stock awards: number of shares of stock or units (#) (i)		All other option awards: number of securities underlying options (#)(2) (j)
		Estimated future payouts under non-equity incentive plan awards(1)						Estimated future payouts under equity incentive plan awards						Exercise or base price of option awards ($/sh) (k)	Grant date fair value of stock and option awards(3) ($) (l)
Name (a)	Grant date (b)	Threshold ($) (c)		Target ($) (d)		Maximum ($) (e)		Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)

David M. Anderson	05/27/09	24,700	(4)	98,799	(4)	197,597	(4)	N/A	N/A	N/A	12,000	(5)	0	N/A	217,740
	05/27/09										4,000	(6)			72,580

Michael N. Kennedy	05/27/09	56,250		225,000		450,000		N/A	N/A	N/A	12,000	(7)	0	N/A	217,740
	05/27/09										6,000	(6)			108,870
	12/09/09										12,500	(7)			255,125
	12/09/09										12,500	(6)			255,125

Cyrus D. Marter IV	05/27/09	52,500		210,000		420,000		N/A	N/A	N/A	15,000	(7)	0	N/A	272,175
	05/27/09										7,000	(6)			127,015

Robert B. Wofford	05/27/09	43,500		174,000		348,000		N/A	N/A	N/A	12,000	(7)	0	N/A	217,740
											5,000	(6)			90,725

Cecil N. Colwell	05/27/09	47,250		189,000		378,000		N/A	N/A	N/A	12,000	(7)	0	N/A	217,740
	05/27/09										3,000	(6)			54,435

David H. Keyte(8)	05/27/09	85,312		341,250		682,500		N/A/	N/A/	N/A	45,000	(7)	0	N/A	816,525
	05/27/09										15,000	(6)			272,175

(1)   Amounts represent a range of possible cash payouts under Forest's 2009 AIP. As described under "—Compensation discussion and analysis" above, the Compensation Committee sets target bonus amounts at the beginning of the fiscal year under our annual incentive plan. The threshold amount shown in column (c) reflects the minimum payment level under the 2009 AIP, which is 25% of the target amount shown in column (d); however, no payments will be made under this plan unless the minimum 25% performance targets are achieved. The maximum amount shown in column (e) is 200% of such target amount, which represents the maximum payment level under the 2009 AIP; however, the maximum limit for individual employees, including the NEOs, is determined by the Compensation Committee, and it has discretion to increase the size of individual awards in excess of 200%. The amounts shown in columns (c), (d), and (e) are based on the NEO's December 31, 2009 salary and position. The actual amounts awarded for fiscal 2009 are set forth in the Summary Compensation table in the Non-equity incentive plan compensation column.

(2)   No stock options were awarded to the NEOs during fiscal year 2009.

(3)   The grant date value of the restricted stock and phantom stock unit awards was calculated in accordance with FASB ASC Topic 718 and is equal to the number of shares awarded times the mean of the high and low sales prices of Forest's common stock as listed on the NYSE on the date of the award, which was $18.145 on May 27, 2009 and $20.41 on December 1, 2009.

(4)   Amounts shown have been converted from Canadian to U.S. Dollars, using the Bank of Canada exchange rate of 0.9555 as of Noon on December 31, 2009.

(5)   Amount represents a phantom stock unit award to Mr. Anderson under the 2007 Stock Plan, which was approved by the Compensation Committee.

(6)   Amounts represent cash-settled phantom stock units awarded to each of the NEOs under the 2007 Stock Plan, which were approved by the Compensation Committee. Payments to Mr. Anderson shall be made in Canadian Dollars using the Bank of Canada exchange rate as of noon on the date the forfeiture restrictions lapse.

(7)   Amounts represent shares of restricted stock awarded to each of the NEOs (other than Mr. Anderson) under the 2007 Stock Plan, which were approved by the Compensation Committee. The restrictions on these awards lapse on the dates shown in the Outstanding Equity Awards At Fiscal Year-End table. As reflected in the table, the restrictions generally lapse 100% on the third anniversary of the date of the award, subject to the NEO's continued employment. The restricted shares are held by Forest until the restrictions lapse; however, the NEO may exercise voting power and participate in dividends, if any, declared on Forest's common stock.

(8)   Mr. Keyte resigned as an Executive Officer of Forest and as a director and officer of CFOL on November 30, 2009, and as an employee of Forest on December 1, 2009. He did not receive a cash payout from the 2009 AIP. The restricted stock and cash settled phantom stock units awarded to Mr. Keyte on May 27, 2009 were forfeited on December 1, 2009, the date of his termination as an employee of Forest.

Narrative disclosure to Summary Compensation table and Grants of Plan-Based Awards table

Both the restricted stock agreements and the phantom stock unit agreements that govern the restricted stock and phantom stock unit awards made to our named executive officers during the 2009 year generally provide that the awards will remain restricted or unvested for a period of three years from the date of grant. However, in the event of an executive's termination due to death, disability, an involuntary termination or the occurrence of a corporate change, any outstanding restricted stock awards or phantom unit awards will no longer be subject to restrictions, or will receive accelerated vesting, as applicable. An executive will be considered to have a "Disability" if, as a result of the executive's incapacity due to physical or mental illness, the executive has been absent from full-time performance of the executive's duties for a period of six consecutive months, and the executive has not returned to full-time employment within a thirty day period after the executive has been given notice by Forest that his employment will be terminated due to his disability. The agreements generally define an "Involuntary Termination" as any termination that does not result from the executive's resignation, but does not include a termination as a result of death, disability, or a termination by Forest by reason of the executive's unsatisfactory performance or a final conviction of a misdemeanor involving moral turpitude or a felony. A "Corporate Change," or change-of-control, pursuant to the agreements is defined to include: (i) a merger, consolidation or other reorganization where Forest is not the surviving entity; (ii) a sale, lease or exchange of all or substantially all of Forest's assets; (iii) a dissolution or liquidation of Forest; (iv) a person or entity acquiring or gaining ownership or control of more than 50% of Forest's voting stock; or (v) the persons who were directors of Forest prior to a contested election of directors no longer constitute a majority of the board of directors following such an election.

The named executive officers have no rights to vote or receive dividend equivalents with respect to any shares covered by the phantom stock unit awards. With respect to the cash-settled phantom stock unit awards, Forest will settle awards by providing the executive with a cash payment equal to the product of the fair market value of a share of Forest common stock on the vesting date (or, in the case of Mr. Anderson, the settlement date), multiplied by the number of phantom stock units then being settled. Cash payments made to Mr. Anderson upon the settlement of his cash-settled phantom stock units will be made in Canadian Dollars using the Bank of Canada exchange rate as of noon on the date the forfeiture restrictions lapse. With respect to Mr. Anderson's phantom stock units that are required to be, or, in the discretion of the Compensation Committee, are to be, settled, in the form of cash, his payment will be in the form of Canadian dollars. If the Compensation Committee determines to settle his awards in securities, Mr. Anderson will receive one share of Forest common stock for each whole phantom stock unit then being settled, but Mr. Anderson will have no rights to vote or to receive dividend equivalents with respect to shares covered by these phantom stock unit awards.

As briefly described in "—Compensation discussion and analysis" above, in the event that Forest conducts a spin-off following this offering, Mr. Anderson will be considered to have had an "involuntary termination" of employment under his existing outstanding equity award agreements, which is defined to mean any termination of his employment with Forest which does not result from his resignation (but not including a termination as a result of death, disability, or a termination due to his unsatisfactory performance). Under his cash-settled phantom stock unit agreement, an involuntary termination of Mr. Anderson's employment will cause the forfeiture restrictions to lapse with respect to 100% of the phantom stock units. The agreement further provides that as soon as reasonably practicable following the lapse of forfeiture restrictions (but no later than March 15th of the calendar year following the calendar year in which the lapse occurs), Mr. Anderson will receive, with respect to each share of Forest's common stock covered by a phantom stock unit, an amount in cash equal to the fair market value of one share of Forest's common stock determined as of the settlement date (subject to any withholding taxes required by law). Under Mr. Anderson's phantom stock unit agreements that may be settled in cash or in shares of Forest common stock, Mr. Anderson's awards will receive the same vesting treatment, but in the event that the Compensation Committee determines to settle these awards in shares of Forest common stock rather than cash, actual shares of Forest common stock will be delivered to Mr. Anderson no later than March 15th of the calendar year following the spin-off. While the settlement of Mr. Anderson's awards will occur in the manner set forth above in connection with any spin-off of our common stock, because Forest is not obligated to consummate such a spin-off, we have disclosed Mr. Anderson's awards and their original vesting provisions throughout this disclosure in the same manner as the other named executive officers on the assumption that the spin-off is not a certainty.

Outstanding equity awards at 2009 fiscal year-end

The following table provides information on the current stock option and stock award holdings by each of the named executive officers. This table includes unexercised stock options, unvested restricted stock awards, and unvested phantom stock unit awards. The vesting dates for each option grant and stock award are shown in the accompanying footnotes. The market value of the stock awards is based on the closing market price of Forest's common stock as of December 31, 2009, which was $22.25.

	Option awards					Stock awards
Name (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)(d)	Option exercise price ($)(e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#)(g)(1)		Market value of shares or units of stock that have not vested ($)(h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(j)

David M. Anderson	N/A	N/A				24,000	(2)	534,000	N/A	N/A
						4,000	(3)	89,000

Michael N. Kennedy	7,430	0	N/A	20.60	12/08/14	31,000	(4)	689,750	N/A	N/A
						12,500	(5)	278,125
						6,000	(6)	133,500
						12,500	(5)	278,125

Cyrus D. Marter IV	7,430	0	N/A	16.85	02/25/14	45,000	(7)	1,001,250	N/A	N/A
	13,374	0		20.60	12/08/14	7,000	(8)	155,750

Robert B. Wofford	11,888	0	N/A	20.60	12/08/14	36,000	(9)	801,000	N/A	N/A
	17,832	0		16.83	06/01/14	5,000	(10)	111,250

Cecil N. Colwell	5,944	0	N/A	20.60	12/08/14	42,000	(11)	934,500	N/A	N/A
	4,829	0		16.85	02/25/14	3,000	(12)	66,750

David H. Keyte(13)	35,000	0	N/A	20.02	03/01/10	0		0	N/A	N/A
	25,000	0		16.85	03/01/10

(1)   Unvested options vest in equal increments of 25%, commencing on the first anniversary of the date of the grant, and have a term of ten years. Shares of restricted stock vest 100% on the third anniversary of the date of the award or, if earlier, upon a change-of-control and certain termination events, including involuntary termination not for cause, death or disability. Phantom stock unit awards vest 100% on the third anniversary of the date of the award or, if earlier, upon a change-of-control and certain termination events, including involuntary termination not for cause, death or disability.

(2)   The forfeiture restrictions on Mr. Anderson's unvested phantom stock unit awards will lapse as follows: 12,000 shares on September 8, 2011, and 12,000 shares on May 27, 2012. These phantom stock unit awards will be settled in cash or Forest common stock as the Compensation Committee determines in its discretion at the time of settlement.

(3)   The forfeiture restrictions on Mr. Anderson's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(4)   The forfeiture restrictions on Mr. Kennedy's unvested restricted stock will lapse as follows: 7,000 shares on June 11, 2010, 12,000 shares on May 8, 2011, and 12,000 shares on May 27, 2012.

(5)   In connection with Mr. Kennedy's promotion to Executive Vice President and Chief Financial Officer, he received on December 1, 2009 a restricted stock award for 12,500 shares, and 12,500 phantom stock units that will be settled solely in cash. The forfeiture restrictions lapse with respect to each award on December 1, 2012.

(6)   The forfeiture restrictions on Mr. Kennedy's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(7)   The forfeiture restrictions on Mr. Marter's unvested restricted stock will lapse as follows: 15,000 shares on June 11, 2010, 15,000 shares on May 8, 2011, and 15,000 shares on May 27, 2012.

(8)   The forfeiture restrictions on Mr. Marter's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(9)   The forfeiture restrictions on Mr. Wofford's unvested restricted stock will lapse as follows: 12,000 shares on June 11, 2010, 12,000 shares on May 8, 2011, and 12,000 shares on May 27, 2012.

(10) The forfeiture restrictions on Mr. Wofford's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(11) The forfeiture restrictions on Mr. Colwell's unvested restricted stock will lapse as follows: 15,000 shares on June 11, 2010, 15,000 shares on May 8, 2011, and 12,000 shares on May 27, 2012.

(12) The forfeiture restrictions on Mr. Colwell's unvested phantom stock unit award will lapse on May 27, 2012, and will be settled solely in cash.

(13) Mr. Keyte resigned as an Executive Officer of Forest and as an officer and director of CFOL on November 30, 2009, and as an employee of Forest on December 1, 2009. Pursuant to the terms of Mr. Keyte's stock option agreements, any vested and exercisable stock options outstanding on the date of termination remained exercisable through March 1, 2010. As of the date of this registration statement, Mr. Keyte had exercised in full all outstanding and exercisable stock options that he held as of December 31, 2009. All unvested shares of restricted stock held by Mr. Keyte were forfeited on December 1, 2009, the date of his termination as an employee of Forest.

Option exercises and stock vested

The following table provides information, on an aggregate basis, about stock options that were exercised and restricted stock awards that vested during the fiscal year ended December 31, 2009 for each of the named executive officers.

	Option awards		Stock awards
Name (a)	Number of shares acquired on exercise (#)(b)	Value realized on exercise ($)(c)(1)	Number of shares acquired on vesting (#)(d)(2)		Value realized on vesting ($)(e)(2)

David M Anderson	0	0	0		0
Michael N. Kennedy	0	0	2,000	(3)	29,060	(3)
Cyrus D. Marter IV	0	0	0		0
Robert B. Wofford	0	0	0		0
Cecil N. Colwell	0	0	0		0
David H. Keyte(4)	154,090	585,031	0		0

(1)   The realized value is based on the difference between the market price of the shares purchased on the date of exercise and the option exercise price multiplied by the number of shares covered by the exercised option.

(2)   The number of shares and the value realized upon the lapsing of the forfeiture restrictions include shares that were surrendered by the named executive officer to Forest at the time of vesting to satisfy tax withholding requirements.

(3)   Forfeiture restrictions lapsed on January 17, 2009. The value realized was calculated by multiplying the number of shares shown in the table by $14.53, which was the mean of the high and low sales prices of Forest's common stock as listed on the NYSE on January 16, 2009 (the day preceding vesting).

(4)   Mr. Keyte resigned as an Executive Officer of Forest on November 30, 2009, and as an employee of Forest on December 1, 2009. Pursuant to the terms of Mr. Keyte's stock option agreements, any vested and exercisable stock options outstanding on the date of termination may be exercised through March 1, 2010. As of the date of this filing Mr. Keyte had exercised in full all outstanding and exercisable stock options that he held as of December 31, 2009.

Pension benefits

Forest does not maintain an active pension plan for its U.S. employees, but it maintains a qualified, non-contributory defined benefit pension plan, the Forest Oil Corporation Pension Trust Agreement, which is currently frozen. Benefit accruals under this plan were suspended effective as of May 31, 1991. The following table sets forth the information on pension benefits for Messrs. Colwell and Keyte, the only two named executive officers who were eligible to participate in this plan prior to the date that it was frozen.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during 2009 fiscal year ($)

David H. Keyte	Forest Oil Corporation	4	36,606	0
	Pension Trust Agreement
Cecil N. Colwell	Forest Oil Corporation	3	23,064	0
	Pension Trust Agreement

Forest Oil Corporation Pension Trust Agreement.    The following table shows the estimated maximum annual benefits payable upon retirement at age 65 as a straight life annuity to participants in the pension plan for the indicated levels of average annual compensation and various periods of service, assuming no future changes in this plan. Mr. Colwell has three years of credited service, and the estimated annual accrued benefit payable, based on a life annuity benefit, upon normal retirement for Mr. Colwell is $2,524. Mr. Colwell is eligible to receive his annual accrued benefit upon reaching age 65. Mr. Keyte has four years of credited service, and the estimated annual accrued benefit payable, based on a life annuity benefit, upon normal retirement for Mr. Keyte is $5,097. Mr. Keyte resigned as an employee of Forest on December 1, 2009. He is eligible to receive his annual accrued benefit upon reaching age 65.

	Estimated maximum annual pension benefits(2) years of service
Remuneration(1)	10	20	30

$100,000	$36,846	$48,060	$53,400
200,000	73,692	96,120	106,800
300,000	79,282	103,412	114,902
400,000	79,282	103,412	114,902

(1)   The level of compensation used to determine benefits payable under the pension plan is the participant's annual base salary prior to May 31, 1991.

(2)   Normal retirement benefits attributable to our contributions are limited under certain provisions of the Code, to $195,000 in 2009, and increase annually thereafter for cost of living adjustments.

The amount of our contribution, payment, or accrual in respect to any specified person in the pension plan is not and cannot readily be separately or individually calculated by the pension plan actuaries. Annual benefits at normal retirement are approximately 24% of average annual earnings (excluding bonuses) for any consecutive 60-month period that produces the highest amount, plus 21% of those earnings prorated over 20 years of credited service, and one-half of 1% of those earnings for each year of credited service in excess of 20, subject to certain adjustments for lack of plan participation. The relevant 60-month period must occur during the last 15 years prior to the earlier of retirement or May 31, 1991, when benefit accruals ceased. There is no offset for Social Security benefits. These benefits are payable for life with a 10-year certain period, or the actuarial equivalent of that benefit.

Nonqualified deferred compensation

In addition to Forest's 401(k) Plan, which is a qualified plan within the meaning of Section 401(a) of the Code, Forest maintains a non-qualified deferred compensation plan, known as the Executive Deferred Compensation Plan, or the Executive Plan, that provides deferred compensation benefits for certain U.S. officers whose annual accumulations under the 401(k) Plan are limited by certain provisions of the Code. Under the 401(k) Plan, a participant may elect to defer up to 80% of his or her compensation and Forest makes certain specified contributions on behalf of each participant; however, the Code imposes several limitations, or the Limitations, on the amount of such deferrals and employer contributions, including the following: (i) the maximum employee elective deferral for 2009 was $16,500, and remains $16,500 for 2010 ($22,000 if the participant will attain at least age 50 by the end of the particular year); (ii) the maximum amount of participant compensation that may be taken into account under the 401(k) Plan was $245,000 for 2009, and was unchanged at $245,000 for 2010; (iii) certain employee elective deferrals and employer matching contributions must be returned to highly compensated employees or forfeited if the 401(k) Plan does not pass applicable nondiscrimination tests; and (iv) the maximum sum of employee elective deferrals and employer contributions made under the 401(k) Plan on a participant's behalf for 2009 could not exceed the lesser of 100% of compensation or $49,000 (which amount was unchanged for 2010).

Subject to certain conditions and restrictions, a participant may defer under the Executive Plan a portion of his or her compensation with respect to which his or her elective deferrals under the 401(k) Plan are limited as a result of the application of the Limitations. In addition, amounts deferred by a participant under the Executive Plan for a particular year will be matched under this plan by Forest based on the matching formula used in the 401(k) Plan (which, for 2009, was a dollar-for-dollar match up to 8% of compensation). The Executive Plan also allows for the participant to defer, per an election, all or a portion of his or her bonus compensation. The bonus compensation deferral election must occur prior to the start of the Plan year and is irrevocable. The Executive Plan also provides a participant with an additional employer contribution generally to compensate the participant for reductions in his or her share of employer contributions under the 401(k) Plan by reason of the application of the Limitations. The Executive Plan permits distributions only upon a termination of service, except that in-service distributions are permitted as necessary to fulfill a domestic relations order.

The Executive Plan provides for a slate of investment options, primarily mutual funds (including the options available under the 401(k) Plan) and exchange traded funds that are selected by Forest. Participants may designate from time to time how deferred amounts are deemed to be invested among such options. As a result, the fair value of the liability recorded with respect to the deferred amounts under the Executive Plan will fluctuate due to gains and losses associated with the selected investment options. The amounts credited to participant accounts under the Executive Plan are not held in a trust, and all such amounts are subject to the claims of Forest's creditors. The Executive Plan is designed and operated in a manner that is intended to satisfy the requirements of Section 409A of the Code.

The following table provides information concerning contributions to the Executive Plan by each of the U.S. named executive officers and by Forest and the aggregate earnings in the Executive Plan during 2009:

Name (a)	Executive contributions in last FY ($)(b)(1)	Registrant contributions in last FY ($)(c)(2)	Aggregate earnings in last FY ($)(d)	Aggregate withdrawals/ distributions ($)(e)	Aggregate balance at last FYE ($)(f)

David M. Anderson(3)	N/A	N/A	N/A	N/A	N/A
Michael N. Kennedy	44,623	9,498	42	0	91,642
Cyrus D. Marter IV	22,007	15,875	22,900	0	117,885
Robert B. Wofford	23,231	13,075	30,81	0	141,560
Cecil N. Colwell	30,757	16,050	3,824	0	270,738
David H. Keyte(4)	53,348	24,429	82,732	0	848,126

(1)   Amount contributed to the Executive Plan by each NEO is included in the amount reflected in the "Salary" column of the Summary Compensation table above.

(2)   Amount contributed to the Executive Plan by Forest for each NEO is included in the amount reflected in the "All Other Compensation" column of the Summary Compensation table above.

(3)   As an employee of CFOL, Mr. Anderson is not eligible to participate in the Executive Plan.

(4)   Mr. Keyte resigned as an Executive Officer of Forest and as an officer and director of CFOL on November 30, 2009, and as an employee of Forest on December 1, 2009. Pursuant to Mr. Keyte's prior election, he will receive a lump sum distribution from the executive deferred compensation plan in June 2010.

Potential payments upon termination or change-of-control

None of our named executive officers have employment agreements with Forest, and their employment may be terminated at any time at the discretion of the Forest's board of directors. As described below, Forest has entered into severance agreements with each of our named executive officers that provide for certain payments and other benefits if the officer's employment is terminated under certain circumstances, and typically within two years following a change-of-control, and with respect to Mr. Colwell, if the officer's employment is terminated under certain circumstances other than within the two year period following a change-of-control. We intend either to renegotiate or assume Mr. Anderson's agreement in connection with this offering.

Forest provides for the accelerated vesting of equity awards upon a single trigger change-of-control event. Generally, Forest's severance agreements provide for only double-trigger severance benefits to the executive officers, with the exception of Mr. Colwell, who continues to receive a severance benefit without a change-of-control event as originally provided in the severance agreement Forest entered into with Mr. Colwell when he became an officer of Forest. The rationale for providing both the single and double trigger benefits within the severance agreements and the equity compensation awards has been provided above in "—Compensation discussion and analysis."

Severance agreements with the named executive officers.    Forest entered into severance agreements, dated December 17, 2007, with Messrs. Marter and Colwell, which agreements were amended in December 2008. Forest entered into severance agreements with

Messrs. Wofford and Anderson on June 1, 2008 and August 11, 2008 respectively. In addition, Forest entered into a severance agreement with Mr. Kennedy in connection with his promotion effective December 1, 2009. The terms and conditions of these severance agreements, as they may have been amended from time to time, include terms that are directed at complying with Section 409A of the Code and applicable regulations. These severance agreements provide for certain payments and benefits if the executive's employment is terminated under specified conditions, and the executive's rights upon termination will depend on the circumstances of their termination and the terms included in their severance agreement. The severance agreements with the named executive officers provide for certain payments and benefits if the executive is Involuntarily Terminated (as defined below) within two years following a change-of-control of Forest. See below for a summary of the term "change-of-control." With respect to Mr. Colwell, his severance agreement also provides for certain payments and benefits if his employment is Involuntarily Terminated other than within two years after a change-of-control of Forest.

Under the severance agreements, an executive will be considered Involuntarily Terminated if his employment is terminated by Forest for any reason other than cause or if he resigns within 60 days after receiving notice of a "change of duties" (except that an executive will not be considered Involuntarily Terminated if the termination is as a result of death, disability, or resignation on or after attaining age 65). A "change of duties" is generally defined under the severance agreements as a significant change in the executive's authorities or duties, a reduction in the executive's annual base salary, or a diminution in employee benefits and perquisites or, in circumstances that occur within a two year period following a change-of-control, in addition to the foregoing reasons, due to a change in the executive's principal place of employment by more than 50 miles or a diminution in eligibility to participate in bonus, stock option, incentive award, and other compensation plans. Forest's "change of duties" definition is commonly referred to as a "Good Reason" termination at many of Forest's peer companies. Generally, as a condition to receiving any payments under a severance agreement, the executive must release Forest in writing from all claims and causes of action arising out of the executive's employment or his termination of employment. In addition, as a condition to receiving payments and benefits under a severance agreement that are not tied to a change-of-control, Mr. Colwell must agree not to compete with or solicit employees of Forest for a period of two years following his termination of employment. See the Potential Severance Payments and Benefits Upon Termination or Change-of-Control table below, for additional information.

Change-of-control.    Each of the named executive officer's severance agreements includes a definition of a "change-of-control" that is intended to comply with applicable definitions and requirements of Section 409A of the Code and applicable regulations. Generally, under the agreements, a "change-of-control" means the occurrence of any one of the following types of events:

•
One person (or more than one person acting as a group) acquires stock ownership of Forest constituting more than 50% of the total fair market value or total voting power of Forest's stock;

•
A majority of the members of Forest's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board before the date of such appointment or election; or

•
One person (or more than one person acting as a group) acquires during a 12-month period assets from Forest that have a total gross fair market value (the value of the assets determined without regard to any liabilities associated with such assets) equal to or more than 60% of the total gross fair market value of all of the assets of Forest immediately before such acquisition.

Severance payments upon a change-of-control.    In the event any of the named executive officers' employment with Forest is Involuntarily Terminated as described above within 24 months after the date upon which a change-of-control occurs, the executive will receive severance benefits including:

•
a lump sum payment in an amount equal to (i) for Mr. Anderson, 2.5 times his annual base salary, and (ii) for the other named executive officers, 2.5 times the sum of his annual base salary and the annual bonus most recently paid, or the Cash Severance Payment;

•
continued coverage under Forest's medical and dental benefit plans for the executive and his spouse and his eligible dependents for a period of 30 months with respect to Mr. Colwell, and 24 months with respect to Messrs. Anderson, Kennedy, Marter and Wofford, without any cost to the executive (this coverage will be terminated if the executive becomes eligible to receive coverage from a subsequent employer during such period);

•
all outstanding stock options and, under the terms of the executives' restricted stock agreements and phantom stock unit agreements, all restricted stock and phantom stock units will immediately vest;

•
in the case of Messrs. Kennedy, Marter, Colwell and Wofford, outstanding stock options will remain exercisable for a period of 12 months following the executive's last day of employment (but in no event will an option be exercisable for a longer period than the original term of the option or a shorter period than already provided for under the terms of the option);

•
any accrued benefits under non-qualified deferred compensation plans will become immediately non-forfeitable;

•
in the case of Messrs. Kennedy, Marter, Colwell and Wofford, payment of an annual bonus pursuant to the terms of Forest's annual incentive plan, based on partial year results, which will be in an amount to be determined by the Compensation Committee on or before the date of the change-of-control; and

•
if any payment, distribution, or benefit, whether pursuant to the severance agreement or otherwise, is subject to the federal excise tax on "excess parachute payments," under the terms of the severance agreement Forest will be obligated to pay the executive an additional amount as may be necessary so that the executive realizes, after the payment of any income or excise tax on such additional amount, an amount sufficient to pay all such excise taxes.

The Cash Severance Payment (plus any applicable interest as described below) will be paid on January 15 of (i) for Mr. Marter, the first calendar year following the year in which the executive's termination occurs, and (ii) for Mr. Colwell, the second calendar year following the year in which the executive's termination occurs. Messrs. Anderson's, Kennedy's and Wofford's agreements, as amended, provide that the Cash Severance Payment will be paid to each of them on the date that is 60 days following their respective terminations of employment.

Interest on the Cash Severance Payment for the named executive officers other than Messrs. Anderson, Kennedy and Wofford will also be paid at the time the Cash Severance Payment is paid; as soon as practicable after the executive's termination of employment, Forest will contribute the Cash Severance Payment (plus the applicable interest) to an irrevocable grantor, or rabbi, trust if the payment of the Cash Severance Payment (plus interest) will occur more than six months after the date of the executive's termination of employment. In addition, as described below, the payments and benefits and any reimbursements that may be payable to the executives under their severance agreements may be delayed for a period of six months if the payment of the amount or distribution of benefits is subject to Section 409A of the Code. Interest, if any, due to Messrs. Anderson, Kennedy and Wofford with respect to any such required delay in the receipt of their Cash Severance Payment shall be calculated at the prime or base rate of interest announced by JPMorgan Chase Bank or its successor.

Severance payments upon involuntary termination not involving a change-of-control.    In the event Mr. Colwell's employment with Forest is Involuntarily Terminated as described above other than within 24 months after the date upon which a change-of-control occurs, he will receive severance benefits including:

•
continued payment of his base salary for a term of months equal to the whole number of times that his annual base salary can be divided by $10,000, limited to 30 months (the amounts payable will be reduced by 50% if the executive obtains new employment during the term of payment); and

•
continued coverage under Forest's medical and dental benefit plans for the executive and his spouse and his eligible dependents throughout the term of such base salary continuation without any cost to the executive (this coverage will be terminated if the executive becomes eligible to receive coverage from a subsequent employer during such period).

The monthly severance payment provided to Mr. Colwell will be paid on the first day of each month throughout the severance period; provided, however, that the amendment to Mr. Colwell's severance agreement in September 2010 now requires that the first of such monthly payments will not be made to him until the date that is 60 days following his termination of employment and will include all amounts that would have been paid to him during the 60 days period absent the delay in payment.

Delayed severance payment restrictions.    Among other things, Section 409A of the Code places restrictions on the timing of certain types of payments to the named executive officers and the other officers, including the payments and benefits that may be payable under each of the officers' severance agreements. As a result, the severance agreements with the named executive officers include restrictions that will delay the payment of any amount until a date that is six months after the date of the executive's termination of employment, or an earlier date to the extent such amount may be paid to the executive without being subject to additional taxes and interest under Section 409A of the Code. If the payment of any amount is delayed, the amounts of any payments that are delayed will accrue interest from the date that such payment would have been made had Section 409A of the Code and the six-month payment restrictions not applied to the actual date the amount is paid to the executive (however, interest may accrue from an earlier date as described above under "—Severance payments upon a change-of-control."

Payments upon retirement or death or disability.    If a named executive officer retires in accordance with Forest's normal retirement policies, or his employment is terminated as a result of death or disability, he will receive various benefits as reflected in the following table, which are generally available to all Forest employees. Forest's retirement policy states that an individual may retire when he has attained the age of 65, or, if earlier, after attaining age 55 but having also completed 15 years of service with Forest. Under the terms of Forest's forms of stock option, restricted stock agreements, and phantom stock unit agreements, upon death, disability, or, in the case of stock options (but not restricted stock or phantom stock units), retirement, any vesting or forfeiture provisions will lapse and the executive will be entitled to receive the underlying shares and any outstanding stock options will remain exercisable for a period of 12 months. In addition, upon attaining age 65 or termination of employment due to death or disability, a participant in Forest's 401(k) Plan (including a named executive officer who is a participant) will have a 100% vested interest in his accounts under such plan. Generally, the Forest benefit and incentive plans define retirement as a voluntary resignation on or after reaching age 62 and 15 years of qualifying service, although the severance agreements and Forest's 401(k) Plan provide that retirement means reaching age 65. As of the date of this filing, none of the named executive officers are eligible to receive retirement benefits.

Mr. Anderson's equity award agreements.    As noted above in "—2009 grants of plan-based awards—Narrative disclosure to summary compensation table and grants of plan-based awards table," Mr. Anderson will incur an involuntary termination of employment upon a spin-off conducted by Forest following this offering pursuant to his equity compensation award agreements. In the event that such a spin-off occurs, Mr. Anderson's involuntary termination from Forest triggers accelerated vesting of both his outstanding phantom and cash-settled phantom stock unit awards. As described in "—Compensation discussion and analysis" above, Mr. Anderson will also incur an involuntary termination of employment pursuant to the performance unit awards granted to him in 2010.

Summary of Forest's payment obligations and other benefits upon termination of employment.    The following table summarizes Forest's payment obligations and the continuation of benefits to the named executive officers under various termination circumstances and assumes that the termination occurred on December 31, 2009.

Termination as a result of
	Resignation for good reason or termination without cause(1)	Change- of- control(2)		For cause or without good reason	Voluntary resignation	Retirement	Death or disability

Unpaid base salary through date of termination	x	x		x	x	x	x
Accrued but unpaid vacation	x	x		x	x	x	x
Earned but unpaid annual incentive compensation(3)		x
Unpaid deferred compensation	x	x		x	x	x	x
Unpaid reimbursements	x	x		x	x	x	x
Multiple of (a) base salary in effect at termination plus (b) amount equal to annual incentive bonus for last year(4)		x
Excise tax and gross up		x
Continued base salary payments(5)	x
Continued medical and dental benefits(6)	x	x				x
Full and immediate vesting under stock option agreements		x	(8)			x	x
Full and immediate vesting under restricted stock agreements	x	x	(8)				x
Full and immediate vesting under phantom stock unit agreements	x	x	(7)				x
Retiree medical benefits(7)						x
Disability income or life insurance payments							x

(1)   Includes payments and benefits that may be available under the named executive officer's severance agreement if the named executive officer's employment is Involuntarily Terminated.

(2)   Includes payments and benefits that may be available under the named executive officer's severance agreement and assumes the named executive officer's employment is Involuntarily Terminated within 24 months after a change-of-control.

(3)   This applies to all named executive officers other than Mr. Anderson.

(4)   Subsection (b) of this item is not applicable to Mr. Anderson.

(5)   Mr. Colwell alone has a severance agreement that provides for continued payment of his base salary for a term following the date of termination. See "—Severance payments upon involuntary termination not Involving a change-of-control" above.

(6)   Upon a change-of-control and a termination not involving a change-of-control, Mr. Colwell (and his spouse and eligible dependents) will receive these benefits for a period of up to 30 months. Upon a change-of-control, the remaining named executive officer's (and their spouse and eligible dependents) will receive these benefits for 24 months.

(7)   Retiree medical benefits require retirement on or after reaching age 62 and 15 years of continuous qualifying service. None of the named executive officers are currently eligible to receive any retirement benefits.

(8)   Equity awards vest upon a change-of-control regardless of termination.

Potential severance payments and benefits upon termination or change-of-control.    The following table assumes that each of the named executive officers terminated employment (other than as a result of death, disability, or retirement) with Forest on December 31, 2009. On that date, the closing price of Forest's common stock was $22.25. These amounts are in addition to any benefits generally available to all U.S. employees upon a voluntary termination without cause, such as distributions from the 401(k) Plan, the payment of accrued vacation, and, subject to the terms of restricted stock and option agreements, the right to exercise or receive vested stock options and stock awards. These amounts represent our best estimates, as the actual amounts to be paid to the NEOs can only be determined on the actual date of separation. Due to Mr. Keyte's resignation prior to the end of the 2009 fiscal year, he is not reported in the tables below, and all benefits and payments that Mr. Keyte received in connection with his resignation have been previously disclosed in the tables above.

	Long-term incentive plans(2)
										Total value of payments and accelerated vesting of shares ($)(5)
Name/termination or resignation scenario	Severance & bonus ($)(1)		Value of accelerated restricted stock ($)	Value of accelerated PSUs ($)	Value of accelerated stock options ($)	Executive deferred compensation plan ($)(3)	Other benefits ($)(4)		Excise tax & gross-up ($)

David M. Anderson
Involuntary—Not Within 24 Months of a Change-of-Control	0		534,000	89,000	N/A	N/A	0	(6)	0	623,000	(6)
Involuntary—Within 24 Months After a Change-of-Control	627,526	(6)	534,000	89,000	N/A	N/A	12,658	(6)	0	1,263,184	(6)
Voluntary resignation(7)	0		0	0	N/A	N/A	0		0	0
Termination For Cause(7)	0		0	0	N/A	N/A	0		0	0

Michael N. Kennedy
Involuntary—Not Within 24 Months of a Change-of-Control	0		967,875	411,625	0	91,642	0		0	1,471,142
Involuntary—Within 24 Months After a Change-of-Control	1,067,063		967,875	411,625	0	91,642	77,230		595,990	3,211,425
Voluntary resignation(7)	0		0	0	0	91,642	0		0	91,642
Termination For Cause(7)	0		0	0	0	91,642	0		0	91,642

Cyrus D. Marter IV
Involuntary—Not Within 24 Months of a Change-of-Control	0		1,001,250	155,750	0	117,885	0		0	1,274,885
Involuntary—Within 24 Months After a Change-of-Control	1,545,543		1,001,250	155,750	0	117,885	77,230		599,855	3,497,513
Voluntary resignation(7)	0		0	0	0	117,885	0		0	117,885
Termination For Cause(7)	0		0	0	0	117,885	0		0	117,885

Robert B. Wofford
Involuntary—Not Within 24 Months of a Change-of-Control	0		801,000	111,250	0	141,560	0		0	1,053,810
Involuntary—Within 24 Months After a Change-of-Control	1,143,281		801,000	111,250	0	141,560	53,039		391,207	2,641,337
Voluntary resignation(7)	0		0	0	0	141,560	0		0	141,560
Termination For Cause(7)	0		0	0	0	141,560	0		0	141,560

Cecil N. Colwell
Involuntary—Not Within 24 Months of a Change-of-Control	787,500		934,500	66,750	0	270,738	66,299		0	2,125,787
Involuntary—Within 24 Months After a Change-of-Control	1,237,483		934,500	66,750	0	270,738	66,299		0	2,575,770
Voluntary resignation(7)	0		0	0	0	270,738	0		0	270,738
Termination For Cause(7)	0		0	0	0	270,738	0		0	270,738

(1)   Reflects the cash benefits payable in the event of a termination under the executive's severance agreement. The amount includes the executive's annual base salary and, in the event of termination of Messrs. Marter, Kennedy, Wofford and Colwell within 24 months of a change-of-control, annual bonus. In addition, if Messrs. Marter or Colwell is Involuntarily Terminated within 24 months after a change-of-control, the amount includes interest for the period from January 1, 2010 to the date of payment of the severance amount (June 30, 2010 in the case of Mr. Marter and January 15, 2011 in the case of Mr. Colwell based on an interest rate (compounded annually on January 15 of each year) of 6.25% (which is 3% plus the prime rate of interest as reported in The Wall Street Journal on December 31, 2009). The amounts for Messrs. Anderson, Kennedy and Wofford also reflect a delayed payment of six months in order to comply with the requirements of Section 409A of the Code, as required by the terms of their respective severance agreements. In such event the severance amounts due Messrs. Anderson and Kennedy shall accrue interest, on a non-compounded basis, at a rate of 3.25%, which was the JPMorgan Chase Bank prime interest rate on December 31, 2009.

(2)   Reflects the value of shares of restricted stock, cash settled phantom stock units and, for Mr. Anderson, phantom stock units that may be settled in cash or Forest common stock or a combination of the same, awarded under the terms of Forest's stock incentive plans and related agreements that would become nonforfeitable or vest, respectively, upon the indicated event. Each named executive officer's stock options are fully vested and, upon termination, the named executive officer would have the right to exercise all vested, unexercised stock options. The amounts shown in the table are based on the closing price of a share of Forest common stock on December 31, 2009, $22.25. The named executive officers, other than Mr. Anderson, will have a period of 12 months to exercise their stock options instead of the three months generally available to employees. See the caption "Outstanding Equity Awards at Fiscal Year-End" above, for details regarding the securities held by the named executive officers at December 31, 2009.

(3)   For NEOs other than Mr. Anderson, reflects the amount payable to the named executive officers under the Executive Plan as of December 31, 2009.

(4)   Reflects the cost of continued medical and dental coverage for the executive, his spouse, and any dependents at least equal to the cost of such coverage had the executive not been terminated. With respect to Messrs. Anderson, Kennedy, Marter and Wofford, the amount assumes this insurance coverage for 24 months, and with respect to Mr. Colwell for a period of 30 months, after an involuntary termination within the 24 month period following a change-of-control. With respect to an Involuntary Termination of Mr. Colwell not within the 24 month period following a change-of-control, the number of months is assumed to equal 30.

(5)   Except as described in note (1) above, the amounts assume that the timing of any payment or benefit is not delayed. If Forest delays making any payment or providing any benefit as a result of a determination that a delay in any such payment or benefit is required pursuant to Section 409A of the Code, then Forest will pay interest on any delayed payment from the date the payment should have been made until the time the payment is actually made at the prime rate on a non-compounded basis (except as otherwise described in note (1) above).

(6)   Amounts shown have been converted from Canadian to U.S. Dollars, using the Bank of Canada exchange rate of 0.9555 as of Noon on December 31, 2009.

(7)   Upon a voluntary resignation (other than under circumstances pursuant to which a named executive officer's employment would be considered Involuntarily Terminated as described under "—Severance agreements with the named executive officers" above) or termination for cause, the named executive officer would not receive any additional payments, except: (i) amounts generally payable to any terminating employee, including accrued vacation, their vested 401(k) Plan balance, the delivery of any vested shares awarded under the stock incentive plan, and vested, unexercised options, which may be exercised for a period of three months following termination; and (ii) amounts held for their benefit under the Executive Plan.

Compensation practices and risk

Please see our discussion in "—Compensation discussion and analysis" above regarding the risks associated with our compensation policies and practices.

Director compensation

The individuals that have historically served as our board of directors are also named executive officers. The compensation of each of these directors has been disclosed in compensation disclosures applicable to our named executive officers. Each of the individuals who will serve as our board of directors following this offering have not yet been determined, nor has the compensation arrangements that we intend to provide to our directors been determined at this time; however, at this time we do intend to appoint David M. Anderson, H. Craig Clark, and Patrick R. McDonald to our board of directors in connection with this offering.

Ownership of our common stock

The following table sets forth information with respect to the beneficial ownership of our common stock as of                           , 2010, by:

•
each person who is expected to serve as an executive officer upon completion of this offering;

•
each person who is expected to serve as a director upon completion of this offering;

•
all persons who are expected to serve as directors and executive officers as a group upon completion of this offering; and

•
Forest, which is the only stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Prior to the completion of this offering, we intend to appoint additional persons to serve as our executive officers and directors upon completion of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof, or the right to acquire such powers within 60 days. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. The address for Forest Oil Corporation is 707 Seventeenth Street, Suite 3600, Denver, Colorado 80202. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Lone Pine Resources Inc., Suite 2500, 645-7 Avenue SW, Calgary, Alberta, Canada T2P 4G8.

Percentage of shares beneficially owned
Number of shares beneficially owned
Beneficial owner		Before the offering	After the offering(1)

5% Stockholders:
Forest Oil Corporation(2)
Directors and Executive Officers:
David M. Anderson
H. Craig Clark
Patrick R. McDonald

All directors and executive officers as a group (3 persons)

(1)   Assumes no exercise of the underwriters' option to purchase additional shares.

(2)   Under applicable provisions of the Delaware General Corporation Law and our certificate of incorporation, Forest will be able, acting alone, to elect our entire board of directors and approve any action requiring stockholder approval.

Stock ownership of directors and executive officers

All of our common stock is currently owned by Forest, and thus none of our executive officers or directors currently owns any of our common stock. To the extent our executive officers and directors own shares of Forest common stock at the time of the spin-off, they will participate in the spin-off on the same terms as other holders of Forest common stock. The treatment of all Forest stock options, restricted stock, phantom stock units, and other equity awards held by our employees is discussed under "Our relationship with Forest—Agreements between Forest and us—Employee matters agreement."

The following table sets forth the beneficial ownership of shares of common stock of Forest held by each person who is expected to serve as a director and executive officer upon completion of this offering, and by such persons as a group, as of                    , 2010. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the shares of common stock of Forest.

Name(1)	Shares of common stock beneficially owned(2)	Other share equivalents	Total	Percent of class outstanding

David M. Anderson
H. Craig Clark
Patrick R. McDonald

All directors and executive officers as a group (3 persons)

*      Less than 1%.

(1)   The address of each beneficial owner is c/o Lone Pine Resources Inc., Suite 2500, 645-7 Avenue SW, Calgary, Alberta, Canada T2P 4G8.

(2)   Includes stock options exercisable within 60 days following the completion of this offering and restricted shares. Amounts do not include holdings of restricted stock units.

The information regarding beneficial ownership is based on information furnished by each director or executive officer or information contained in filings made with the SEC.

 Our relationship with Forest

General

Prior to this offering, we were operated as a wholly-owned subsidiary of Forest. Immediately following this offering, Forest will continue to own of record and beneficially         % of our common stock, or                           shares. If the underwriters exercise their over-allotment option in full, immediately following this offering, Forest will own of record and beneficially         % of our common stock. As long as Forest continues to control 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, Forest will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors.

Historical relationship with Forest

Our predecessor has been a wholly-owned subsidiary of Forest since 1996. Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to us. Forest has charged us management and insurance fees to cover these costs. These management and insurance fees and other costs incurred by Forest on our behalf, such as direct costs associated with acquisition and divestiture activities, settlements of equity compensation awards to CFOL employees and Canadian directors of Forest, and other general and administrative expenses, such as travel and legal, have been accrued in a payable to Forest account, which is classified as a current liability within CFOL's consolidated balance sheet. Interest has accrued on this balance, except for the portion attributable to equity compensation awards, at prime plus 5% per annum. The interest bearing balance is to be repaid no later than the end of the second calendar month following the month in which the related transaction occurred and the non-interest bearing balance is to be repaid immediately upon notice of an equity award exercise or settlement; however, Forest has historically accepted repayment of these balances in the second year following the initial accrual.

We have a $500 million promissory note payable to Forest, under which we owed $224 million and $136 million as of September 30, 2010 and December 31, 2009, respectively. The promissory note is due on demand or, failing such demand, in November 2014. The current interest rate charged on borrowings under the promissory note is three-month LIBOR plus a multiple of Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued. We expect to use the net proceeds from this offering to repay all outstanding amounts owed to Forest after which point the promissory note will be cancelled.

Forest as our controlling stockholder

As long as Forest continues to control 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, Forest will be able to direct the election of all of the members of our board and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Forest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of our company and will have the power to take other actions that might be favorable to Forest but unfavorable to us.

Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," it intends to spin-off all of the remaining shares of our common stock that it owns by means of a special dividend to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required for Forest to continue to include us in its consolidated group for U.S. federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required for Forest to effect a tax-free spin-off or certain other tax-free transactions relating to us. As a result, we cannot be sure how long Forest will own our common stock following this offering.

Agreements between Forest and us

This section provides a summary description of agreements between Forest and us relating to this offering and our relationship with Forest after this offering. When used in this section, "separation date" refers to the date on which Forest will contribute the Canadian business and operations to us and "distribution date" refers to the date, if any, following the offering on which Forest will distribute, or spin-off, its remaining shares of our common stock to its shareholders.

This description of the agreements is a summary and, with respect to each such agreement, is qualified by reference to the terms of the agreement, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these agreements. We will enter into these agreements with Forest immediately prior to the completion of this offering; accordingly, we will enter into these agreements with Forest in the context of our relationship as a wholly owned subsidiary of Forest. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements.

Separation and distribution agreement

The separation and distribution agreement, which may include a separate contribution agreement, will contain the key provisions related to our separation from Forest, this offering, and the spin-off of the remaining shares our common stock held by Forest to its shareholders following the completion of this offering.

The separation.    The separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

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all of the outstanding shares of common stock of CFOL, and certain other assets, if any, related to the business and operations of Forest's Canadian business, which we refer to collectively as the Canadian Assets, will be contributed to us;

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certain liabilities arising out of or resulting from the Canadian Assets, and other liabilities related to the business and operations of Forest's Canadian business, which we refer to as the Canadian Liabilities, will be retained by or transferred to us;

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all of the assets and liabilities other than the Canadian Assets and Canadian Liabilities (such assets and liabilities, other than the Canadian Assets and the Canadian Liabilities, are referred to as the "Excluded Assets" and "Excluded Liabilities," respectively) will be retained by, or transferred to, Forest; and

•
certain shared contracts will be assigned to us or amended.

Except as set forth in the separation and distribution agreement, all assets will be transferred on an as is, where is basis, and the respective transferees will bear the economic and legal risks that (1) any conveyance will not vest in the transferee good title to the transferred assets, free and clear of any security interest, and (2) the parties fail to obtain any required consents or governmental approvals or to comply with any laws or judgments.

Conditions to offering and spin-off.    The separation and distribution agreement will provide that this offering and the spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, the separation and distribution agreement will provide that Forest will not effect this offering or the spin-off of the shares of our common stock it owns to its shareholders unless Forest has obtained a private letter ruling from the IRS and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code.

Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. In the event of such determination, following the separation, neither party will have any liability to the other party under the separation and distribution agreement in respect of this offering, the separation, or the spin-off.

Claims.    Generally, we will assume liability for all pending, threatened, and unasserted legal matters related to our business or our assumed or retained liabilities, and Forest will retain liability for all pending, threatened, and unasserted legal matters related to its business or its assumed or retained liabilities. We and Forest will each indemnify the other for any liability to the extent arising from such assumed or retained legal matters.

Releases.    Except as otherwise provided in the separation and distribution agreement, each of Forest and us will release and discharge the other and their respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Forest. The releases will not extend to obligations or liabilities under any agreements between Forest and us that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, the transition services agreement, the registration rights agreement, the tax sharing agreement, and the employee matters agreement.

Indemnification.    In addition, the separation and distribution agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Forest's business with Forest. Specifically, each party will indemnity, defend, and hold harmless the other party, its affiliates, and subsidiaries and its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with:

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the liabilities each such party assumed or retained pursuant to the separation and distribution agreement;

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the operation of such party's business; and

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any breach by such party of the separation and distribution agreement or the other separation agreements.

We will indemnify, defend, and hold harmless Forest, its affiliates and subsidiaries, and its officers, directors, employees, and agents for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement of which this prospectus is a part or in this prospectus or necessary to make the statements in such registration statement or this prospectus not misleading.

The separation and distribution agreement also specifies procedures with respect to claims subject to indemnification and related matters.

Insurance.    The separation and distribution agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and will set forth procedures for the administration of insured claims. The separation and distribution agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. In addition, the separation and distribution agreement will provide that as of the completion of this offering, Forest and we will be solely responsible for our respective programs of insurance, which will be separate and apart from one another. The separation and distribution agreement will also provide that Forest will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Further assurances.    To the extent that any transfers contemplated by the separation and distribution agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation and distribution agreement and the other separation agreements.

The spin-off.    The separation and distribution agreement also governs the rights and obligations of Forest and us regarding the proposed spin-off by Forest to its shareholders of the remaining shares of our common stock held by Forest following this offering. Forest expects to accomplish this distribution through a spin-off, which is a pro rata distribution by Forest of its remaining shares of our common stock to holders of Forest's common stock. Forest has advised us that, as soon as practicable following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," it intends to distribute all of the remaining shares of our common stock that it owns by means of a special dividend to its shareholders. Forest expects that the spin-off will occur approximately four months following the completion of this offering. There are various conditions to the completion of the spin-off. In addition, Forest has the sole discretion to determine the timing, form, structure, and all other terms of any transactions to effect the spin-off. Forest may determine not to complete this offering or the spin-off at any time if the Forest board of directors, in its sole discretion, determines that this offering or the spin-off is not in the best interests of Forest or its shareholders. Consequently, we cannot assure you as to when or whether the spin-off will occur. See "Risk factors—Risks related to our relationship with Forest—Your investment in our common stock may be adversely affected if Forest does not spin-off the shares of our common stock owned by Forest."

If Forest determines to effect the spin-off, we will be required by the separation and distribution agreement to cooperate with Forest in all respects to accomplish the spin-off and to promptly take any and all actions necessary or desirable to effect the spin-off.

Financial and reserve reporting.    We have agreed that, for so long as Forest is required to consolidate our results of operations and financial position, or to account for its investment in us under the equity method of accounting, we will:

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maintain the same fiscal year as Forest;

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deliver annual and other budgets, financial and other projections, and monthly financial reports to Forest;

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deliver monthly and other reserve and production reports to Forest;

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provide to Forest an opportunity for preliminary review of any reports or other information that we send to our stockholders or file with the SEC or any securities exchange, as well as any press releases regarding annual and quarterly earnings and interim financial guidance;

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cooperate, and use commercially reasonable efforts to cause our auditors and independent reserve engineers to cooperate, to the extent reasonably requested by Forest, in connection with the preparation of Forest's financial statements and other information provided to the public, the SEC, or any securities exchange by Forest;

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unless otherwise required by law, to the extent requested by Forest, use the auditors and independent reserve engineers directed by Forest; and

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unless otherwise required by law, to the extent requested by Forest, keep our accounting practices and principles consistent with those of Forest.

We have also agreed that, for so long as Forest is required to account for its investment in our company under the equity method of accounting, we will provide annual financial statements and related information to Forest prior to their inclusion in Forest financial statements and consistent with Forest financial statement presentation.

Contractual restrictions.    So long as Forest owns 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not:

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without the prior written consent of Forest, take any action limiting the rights of Forest as our stockholder (including limiting its rights to transfer shares of our stock that it owns) or limit the rights of any transferee of Forest;

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without prior written consent of Forest, issue any shares of our capital stock, or any rights, warrants or options to acquire our capital stock, if the issuance would cause Forest to own less than 80% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors (if Forest owned more than 80% of our common stock before such issuance) or 50.1% of the total voting power of all classes of our outstanding capital stock entitled to vote generally in the election of directors (if Forest owned less than 80% of our common stock before such issuance); or

•
take any action, or fail to take any action, to the extent such action or failure could reasonably result in Forest being in breach or default under a contract of which Forest has notified us.

For so long as Forest is required to consolidate our results of operations and financial position, we may not incur any additional indebtedness if the incurrence of indebtedness either (1) will cause Forest to be in breach or default under any contract or agreement, (2) were reasonably likely, in Forest's reasonable opinion, to adversely impact Forest's credit rating, or (3) involves more than $5 million. This restriction against the incurrence of additional indebtedness will not, however, affect our ability to borrow under our bank credit facility.

For two years after the completion of this offering, (1) Forest will agree not to acquire any oil and gas properties in Canada unless such oil and gas properties in Canada constitute less than a majority of the assets included in a particular business opportunity, and (2) we will agree not to acquire any oil and gas properties in the United States unless such oil and gas properties in United States constitute less than a majority of the assets included in a particular business opportunity. However, during this two-year period, if Forest obtains our prior consent with respect to a defined area in Canada, it may engage in activities in that area, and, similarly, if we obtain Forest's prior consent with respect to a defined area in the United States, we may engage in activities in that area.

For two years after the completion of this offering, neither we nor Forest will be permitted to solicit each other's active employees for employment without the other's consent.

Until the earlier of the date (1) the spin-off occurs, (2) Forest notifies us that it no longer intends to pursue the spin-off or a similar transaction, or (3) Forest ceases to own at least 80% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, we will not be permitted, without Forest's consent, to (a) acquire any businesses or other assets with an aggregate value of more than $5 million,

(b) dispose of assets with an aggregate value of more than $5 million, or (c) acquire any equity or debt securities of any other entity, or loan funds to any other person or entity, with an aggregate value of more than $5 million.

Expenses.    We will be responsible for all costs incurred in connection with this offering. We and Forest generally will each be responsible for 50% of all costs (including all third-party costs) incurred in connection with the spin-off of our common stock to the shareholders of Forest following completion of this offering.

Termination.    Forest may determine not to complete the spin-off at any time if the Forest board of directors determines, in its sole discretion, that the spin-off is not in the best interests of Forest or its shareholders. In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement and the provisions of the tax sharing agreement relating to the spin-off will terminate. The other provisions of the separation and distribution agreement, the tax sharing agreement, and the other separation agreements that Forest and we enter into will remain in full force and effect.

Transition services agreement

In connection with this offering, we will enter into a transition services agreement with Forest, pursuant to which Forest will agree to provide to us, on a transitional basis, certain administrative services, including among other things, executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and investor relations, consistent with the services provided by Forest to us before the separation. The charges for the transition services generally are intended to allow Forest to fully recover the costs directly associated with providing the services to us, plus all out-of-pocket costs and expenses, without profit. The charges of each of the transition services generally will be based on a pre-determined flat fee. Forest will provide us with reasonable information that supports the charges for such transition services. We have been preparing for the transition of the services to be provided by Forest, or third-party providers on behalf of Forest, to us under the transition services agreement. We expect that we will be able to complete the transition of those services on or before six months following the separation date.

The services provided under the transition services agreement will terminate upon the later of (1) six months after the completion of this offering or (2) the spin-off; provided, however, that if the spin-off has not occurred by                           , 2012, then the transition services agreement will terminate on such date.

Subject to certain exceptions, Forest's liability for providing services under the transition services agreement will generally be limited to the aggregate amount (excluding any third-party costs and expenses included in such amount) actually paid to Forest by us pursuant to the transition services agreement. The transition services agreement also will provide that Forest shall not be liable to us for any special, indirect, incidental, or consequential damages.

Registration rights agreement

If Forest does not complete the spin-off or another similar transaction, Forest could not freely sell its shares of our common stock without registration under the Securities Act or a valid exemption thereunder. Accordingly, we will enter into a registration rights agreement with Forest to provide it with certain registration rights relating to the shares of our common stock that it holds. Under the registration rights agreement, we may be required to register for offer and sale all or a portion of our common stock held by Forest (or certain permitted transferees). See "—Duration" below for a discussion of these rights.

Shares covered.    The registration rights agreement will cover all shares of our common stock that are held by Forest or a permitted transferee. No person who received shares in the spin-off will be a permitted transferee, nor will any person who, together with its affiliates, owns less than 10% of our common stock.

Demand registration rights.    We may be required to register (a "Demand Registration") under the Securities Act all or any portion of our shares covered by the registration rights agreement, and we will be obligated, subject to limited exceptions, to register such shares as requested. The maximum number of Demand Registrations that we will be required to effect is five, and the number of shares to be registered in each such Demand Registration must represent more than 5% of the total shares of our common stock outstanding.

Timing of demand registrations.    We will not be required to undertake any Demand Registration requested by Forest within 90 days after completion of a previously-requested Demand Registration, other than pursuant to a shelf registration statement. In addition, we will have the right to postpone the filing or effectiveness of any Demand Registration if we determine in the good faith judgment of our general counsel, confirmed by our board of directors, that such registration would reasonably be expected to require the disclosure of material information that we have a business purpose to keep confidential and the disclosure of which would have a material adverse effect on any then-active proposals to engage in certain material transactions.

Piggyback registration rights.    If we at any time propose to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of common stock covered by the registration rights agreement, we may be required to include shares covered by the registration rights agreement in that offering.

Registration expenses.    We will be responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Forest will be responsible for all of the fees and expenses of counsel to Forest, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Forest.

Indemnification.    The registration rights agreement will obligate us to provide indemnification and contribution for the benefit of Forest and its affiliates and representatives and any underwriters and, in limited situations, will obligate Forest to provide indemnification and contribution for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus, or related document.

Duration.    The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock covered by the agreement until:

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a registration statement regarding the sale of these shares shall have become effective under the Securities Act and those shares have been disposed of thereunder;

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such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

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such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by us, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

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such shares have ceased to be outstanding;

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in the case of shares held by a transferee, when such shares become eligible for sale pursuant to Rule 144 under the Securities Act (or any successor provision); or

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the date on which the spin-off is completed.

Tax sharing agreement

In connection with this offering, we will enter into a tax sharing agreement with Forest. The tax sharing agreement will govern the respective rights, responsibilities, and obligations of Forest and us with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. The tax sharing agreement will remain in effect until the parties agree in writing to its termination; however, notwithstanding any such termination, the tax sharing agreement will remain in effect with respect to any payments or indemnification due for all taxable periods prior to such termination during which the agreement was in effect.

In general, under the tax sharing agreement:

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We and Forest will agree to cooperate in the preparation of tax returns and with regard to any audits related to our or their tax returns;

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With respect to any periods (or portions thereof) ending prior to the distribution, Forest will pay any U.S. federal income taxes of the "affiliated group" of which Forest is the common parent and, if we (including any of our subsidiaries) are included in that affiliated group, we will pay Forest an amount equal to the amount of U.S. federal income tax we would have paid had we filed a separate consolidated U.S. federal income tax return, subject to certain adjustments. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. federal income taxes of us or our subsidiaries;

•
With respect to any periods (or portions thereof) ending prior to the distribution, Forest will pay any U.S. state or local income taxes that are determined on a consolidated, combined or unitary basis and, if we (including any of our subsidiaries) are included in such determination, we will pay Forest an amount equal to the amount of tax we would have paid had we filed a separate return for such income, subject to certain adjustments. With respect to any periods (or portions thereof) beginning after the distribution, we will be responsible for any U.S. state or local income taxes of us or our subsidiaries;

•
Forest will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only Forest and/or its subsidiaries (excluding us and our subsidiaries), and we will be responsible for any U.S. federal, state, local, or foreign taxes due with respect to tax returns that include only us and/or our subsidiaries;

•
To the extent that any gain or income is recognized by Forest (including its controlled subsidiaries) in connection with the failure of the spin-off to be wholly-tax free under Sections 355 and 368(a)(1)(D) of the Code, we will indemnify Forest for any taxes on such gain or income to the extent such failure is primarily attributable to:

  •
  Any inaccurate written representation or warranty by us in connection with any tax ruling requested or received from the IRS or opinion of Forest's outside tax advisor; or

  •
  Any breach by us of applicable covenants in the tax sharing agreement;

•
The tax sharing agreement will also assign responsibilities for administrative matters, such as the filing of tax returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

Forest and we expect that the contribution and spin-off, taken together, will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Forest intends to seek a private letter ruling from the IRS and/or an opinion from its outside tax advisor to such effect. In connection with the ruling request and the opinion, we will be required to make certain representations regarding our company and our business, and Forest will be required to make certain representations regarding it and its business.

We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the spin-off. Under these agreements, we will be unable to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements) during the period prior to the spin-off. We also will be restricted in our ability to sell assets during the pre-spin-off period. For a period of two years after the date of the spin-off, we may take certain actions otherwise subject to these restrictions only if Forest receives a private letter ruling from the IRS and/or we obtain, and provide to Forest, an opinion from a law firm or accounting firm, in either case, acceptable to Forest in its sole discretion to the effect that such action would not jeopardize the tax-free status of the contribution and the spin-off. Thus, for that two year period, these covenants will restrict our ability to sell assets outside the ordinary course of business, to issue or sell our common stock or other securities (including securities convertible into our common stock but excluding certain compensation arrangements) or to enter into any other corporate transaction that would cause us to undergo either a 50% or greater change in the ownership of our voting stock or a 50% or greater change in the ownership (measured by value) of all classes of our stock (in either case, taking into account shares issued in this offering).

Employee matters agreement

In connection with this offering, we will enter into an Employee Matters Agreement with Forest to allocate liabilities and responsibilities relating to Forest's and our current and former employees and their participation in certain benefit plans. Generally, we anticipate that the Employee Matters Agreement will provide that (a) we will retain or assume all liabilities and responsibilities relating to all persons with respect to their employment by us or CFOL and (b) Forest will retain or assume all liabilities and responsibilities relating to persons with respect to their employment by Forest or any of its subsidiaries (other than us and CFOL).

As of the date of this offering, CFOL maintains a number of retirement, welfare, and other benefit plans for the benefit of its employees. Such plans will continue to be maintained by CFOL after the closing of this offering on such terms and conditions as it determines. Our employees and CFOL's employees generally do not participate in the benefit plans maintained by Forest except for Forest's long-term stock incentive plans, its employee stock purchase plan, and its annual incentive plans.

No duplicate benefits will be provided to our employees under any of our plans that we intend to adopt in connection with this offering and a similar Forest plan. Generally, our employees and CFOL's employees will continue to participate in

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Forest's long-term stock incentive plans,

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Forest's employee stock purchase plan, and

•
Forest's annual incentive plans

following the closing of this offering and until we are no longer majority-owned by Forest, on terms and conditions consistent with past practice. However, we do intend to adopt certain plans of our own in connection with this offering.

Participation by our employees and CFOL's employees in Forest's long-term stock incentive plans after the closing of this offering is expected to be limited to awards held by such employees under such plans as of the date of such closing, because we expect that any new equity-based awards to our employees and CFOL's employees from and after the date of such closing will be made under a long-term stock incentive plan that we intend to adopt. However, if we do not adopt a long-term stock incentive plan prior to the closing of this offering, then our employees and CFOL's employees may continue to receive awards under Forest's long-term stock incentive plan. Unless sooner terminated, it is likely that our and CFOL's participation in the Forest plans in which we and CFOL participate will end if and at such time as we are no longer majority-owned by Forest, which, for this purpose, likely means upon Forest's consummation of a spin-off of our common stock.

The Employee Matters Agreement will provide that, upon a spin-off, we will bear the cost of, and retain responsibility for, all obligations associated with cash payments for bonuses that our employees and CFOL's employees may be entitled to receive under the Forest annual cash incentive plans and such employees' phantom stock unit awards that were granted under Forest's long-term incentive plan and which are to be settled in cash.

We anticipate that

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we will have our own long-term stock incentive plan in place at the time of the closing of this offering, and

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we will have an annual incentive plan in place at the time of a spin-off.

These plans will be similar in philosophy and form to the long-term stock incentive and annual incentive plans that are currently in place at Forest. Whether or not the spin-off occurs, we will be responsible for any costs or liabilities associated with grants to our employees from any such plan that we adopt in connection with or following this offering.

With respect to any annual incentive awards under Forest's annual incentive plan that are held by our employees and that are outstanding at the time of a spin-off, if any, the Employee Matters Agreement will require us to provide cash payments to our employees for the pro-rata amount of the bonus each of our employees would be entitled to receive under the Forest plan, assuming a "target" achievement of performance measures as of the date of the spin-off.

In the event that Forest conducts a spin-off, our employees will terminate their participation in any Forest compensation or benefits plans, and any outstanding equity compensation awards granted under a Forest plan will receive an equitable adjustment to reflect the transaction.

The outstanding Forest equity compensation awards held by our employees will generally not be adjusted in connection with this offering; all equity compensation award holders will continue to hold their awards under the existing Forest equity compensation plans, and the awards will continue to be governed pursuant to the terms and conditions of Forest's plans and any individual award agreements. In the event that Forest consummates a spin-off following this offering, however, all outstanding Forest equity compensation awards will receive an equitable adjustment to reflect the impact of the transaction on the price of Forest's common stock. The adjustments to each type of award currently outstanding pursuant to the Forest equity compensation plans are described below.

Stock option awards.    Each outstanding stock option award will be equitably adjusted in order to reflect the change in the value of Forest's common stock following such a spin-off. The awards will be adjusted based upon a formula intended to adjust both the exercise price and the number of underlying shares of Forest common stock subject to the stock option award. The adjustment formula will ensure that each stock option award will be adjusted such that the ratio of the per-share exercise price to the per-share value of the share of Forest common stock and the total intrinsic value of the stock option award after the adjustment is the same as the ratio was prior to the adjustment. Following the adjustment, the stock option awards will generally continue to be governed by their original terms and conditions.

The outstanding stock option awards currently held by CFOL's employees and our employees are fully vested. CFOL's employees and our employees who are still employed by us on the effective date of the spin-off will have a period of up to three months following the spin-off in order to exercise their vested stock option awards. However, if the employee is eligible for retirement upon the effective date of the spin-off, then that employee will be given up to a full calendar year in which to exercise his or her vested stock option award. For employees who incur a termination of employment following this offering but prior to the effective date of the spin-off, the employee will be allowed to exercise his or her options in accordance with the terms and conditions regarding exercisability of the award within the individual award agreement governing that stock option award.

Restricted stock awards.    In the event that Forest conducts a spin-off transaction following this offering, the holders of restricted stock awards will not receive an adjustment to their awards. Restricted stock award holders have the right to receive distributions relating to the underlying

Forest common stock as if they were holders of record of the underlying stock at the time of that distribution. Therefore, in connection with the spin-off, the restricted stock award holders will receive a distribution of our shares that are fully vested.

Phantom stock unit awards.    Forest's employees who hold phantom stock unit awards will receive an adjustment to their awards in connection with the spin-off. The number of shares subject to the phantom stock unit award after the spin-off will be equal to the number of shares covered by the award prior to the spin-off multiplied by a fraction that reflects the difference in the fair market value of Forest's common stock prior to and following the spin-off.

The CFOL employees and our employees who hold cash-settled phantom stock units will receive the same adjustment to the number of shares subject to their award as the adjustment described above for Forest's employees. With respect to the CFOL employees and our employees who hold cash-settled phantom stock unit awards, from and after the spin-off we will be responsible for providing cash payments to the employees upon settlement of their awards. For CFOL employees and our employees who hold phantom stock units that were designed to be settled in cash or in the form of Forest common stock, the compensation committee of Forest's board of directors will make a decision prior to the spin-off as to whether such awards will be settled in cash or securities. If the awards are determined to become cash-settled phantom stock units, then the awards will be adjusted as noted above at the time of the spin-off and we will be responsible for settling those awards in cash at the time the awards are eligible to be settled. In the event that the compensation committee of Forest's board of directors makes a decision to settle such phantom stock units in shares of Forest's common stock, then the holder of such an award will be treated similarly to the holder of a restricted stock award described above and directly participate in any distribution of our common stock rather than receiving an adjustment to the award or, alternatively, we will be responsible for providing a cash payment equal to the value of our shares such holder would have otherwise received in such distribution. Phantom stock unit awards currently held by CFOL employees will vest in full upon Forest's spin-off of our common stock.

Performance unit awards.    The holders of the performance unit awards granted in 2010 will also receive an adjustment to their awards. The adjustment for these awards is provided by the terms of the individual performance unit award agreements, which state that an appropriate adjustment will be made to the "Initial Value" of the underlying common stock and in the number of the performance units subject to the award. The "Initial Value" of the awards is defined as the average of Forest's closing stock prices over the 20 trading days immediately preceding the beginning of the applicable performance period. As a result of the spin-off, the Initial Value will be reduced and the number of performance units subject to the award will be increased in a manner that is designed to preserve the value of such awards and reflect the effect of the spin-off on the fair market value of a share of Forest's common stock. A spin-off of our common stock by Forest will cause the end of the performance period under the terms of the performance unit award currently held by Mr. Anderson. In such an event, Mr. Anderson will be issued a number of shares of Forest common stock equal to the number of performance units that would have become "earned" as of the date of the spin-off based upon the actual performance against stated performance criteria required under his agreement through such date.

Description of capital stock

In connection with the separation and this offering, our certificate of incorporation and bylaws will be amended and restated. The following discussion is a summary of the terms of our capital stock that will be contained in our amended and restated certificate of incorporation and our amended and restated bylaws. The following description of our capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our amended and restated certificate of incorporation and amended and restated bylaws, which will be filed as exhibits to the registration statement, of which this prospectus is part, and certain applicable provisions of Delaware law.

Authorized capital stock

Our certificate of incorporation provides that the total number of shares of all classes of capital stock that we are authorized to issue is                           shares, consisting of                           shares of common stock, $0.01 par value per share, and                           shares of preferred stock, $0.01 par value per share. Upon completion of this offering, we will have                           shares of common stock outstanding (                           shares if the underwriters exercise their over-allotment option in full) and no preferred shares outstanding.

Common stock

As of the date of this prospectus, and before giving effect to this offering, all of our outstanding shares of common stock were owned by Forest. No certificates for our common stock will be available for delivery to purchasers. Our common stock will be deposited with The Depository Trust Company on or about the date of the closing of this offering, or such later date as we and the underwriters may agree, but in any event not later than                           . A purchaser of our common stock will receive only a customer confirmation from a registered dealer that is a participant in The Depository Trust Company depository service and from or through which our common stock is purchased.

Holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are entitled to vote. Subject to any voting rights granted to holders of any outstanding shares of preferred stock, (1) the election of directors will be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon and (2) all other matters presented to stockholders at a meeting will be determined by the affirmative vote of the holders of a majority in voting power of the shares of our capital stock that are present in person or represented by proxy at the meeting and entitled to vote thereon, unless otherwise provided by the certificate of incorporation, bylaws, the applicable rules and regulations of any stock exchange or applicable law or pursuant to any regulation applicable to us or our securities.

Holders of common stock have no preemptive rights, and the shares of common stock are not subject to further calls or assessments by us. There are no redemptive or sinking fund provisions applicable to the common stock.

Holders of common stock will share in an equal amount per share in any dividend or other distributions declared by the board, subject to any preferential rights of any outstanding shares of preferred stock.

Upon liquidation, dissolution or winding up of our affairs, our creditors and any holders of preferred stock with preferential rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a distribution of any excess amount ratably in proportion to the number of shares of common stock held by them. All outstanding common stock are, and the common stock offered in this offering when issued and paid for will be, fully paid and nonassessable.

The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series of preferred stock which our board of directors may designate and issue in the future.

Preferred stock

The board may fix by resolution the designations, powers, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions of our preferred stock, including the number of shares, in any series. The issuance of preferred stock and the terms selected by the board could decrease the amount of earnings and assets available for distribution to holders of our common stock. Any series of preferred stock issued by the board could have priority over the common stock in terms of dividend or liquidation rights or both. The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby have the effect of delaying, deferring or preventing a change of control of us or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock. There are currently no outstanding shares of preferred stock, and we have no present intention to issue any preferred stock.

The rights agreement

Our board of directors intends to adopt a rights agreement prior to this offering. Under the rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. The rights being issued will be subject to the terms of the rights agreement.

The purpose of the rights agreement is to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement imposes a significant penalty on any person or group that acquires 20% or more of all of our outstanding common stock without approval from our board, subject to certain exceptions. This provision will not apply to Forest while it retains at least 20% or more of our common stock.

Our board of directors will authorize the issuance of one right for each share of our common stock outstanding on the date this offering is completed. Our rights will initially trade with, and be inseparable from, our shares of common stock. Our rights will be evidenced only by entry in the direct registration system of our common stock or by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed.

Provisions of our certificate of incorporation governing corporate opportunities

After this offering, Forest will remain a substantial stockholder of ours until it completes the spin-off or otherwise disposes of our common stock that it owns. We and Forest are engaged in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities. Forest will not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and to the fullest extent permitted by law, neither Forest nor any of its directors or officers will be liable to us or our stockholders for breach of any fiduciary duty, by reason of any such activities. Additionally, if Forest acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Forest and us, to the fullest extent permitted by law, Forest will have no duty to communicate or offer such corporate opportunity to us and will not be liable to us or our stockholders for breach of any duty (fiduciary or otherwise) if Forest pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to its affiliates. If any director or officer of Forest who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to Forest (or its affiliates) and that director or officer will not to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the opportunity or (2) acted in bad faith or in a manner inconsistent with the best interests of our company or our stockholders. See "Risk factors—Risks related to our relationship with Forest—Pursuant to the terms of our certificate of incorporation, Forest is not required to offer corporate opportunities to us, and certain of our directors and officers are permitted to offer certain corporate opportunities to Forest before us."

The provisions in our certificate of incorporation governing corporate opportunities between Forest and us will automatically terminate, expire and have no further force and effect once (1) Forest and its subsidiaries (excluding us and our subsidiaries) cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors and (2) no person who is a director or officer of Forest is also a director or officer of ours. At that point, any such activities will be governed by Delaware law generally.

Certain anti-takeover provisions of our certificate of incorporation, our bylaws and Delaware law

Provisions of our certificate of incorporation and bylaws and of the DGCL summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No cumulative voting.    Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not grant stockholders the right to vote cumulatively.

Removal of directors.    As long as Forest and its subsidiaries beneficially own shares of common stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, our certificate of incorporation provides that any or all of our directors may be removed from office with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. This provision, coupled with the voting power of the common stock held by Forest (         % following this offering (         % if the underwriters exercise their over-allotment option in full)), effectively precludes any other stockholder or stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies. Once Forest and its subsidiaries cease to beneficially own shares of common stock representing 50% or more of the voting power of all then outstanding shares of our capital stock, directors may be removed only for cause by the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

Classified board.    Our certificate of incorporation provides for the board to be divided into three classes. Because only one-third of the board will be elected each year, our classified board structure will, once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, preclude even a majority stockholder from gaining control of the board in one election.

Authorized but unissued capital stock.    Our authorized but unissued shares of capital stock are available for future issuance without stockholder approval. These additional shares of capital stock may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our certificate of incorporation authorizes our board to issue up to                           shares of preferred stock and to determine the power, preferences and relative, participating, optional, and other special rights, if any, and the qualifications, limitations, and restrictions on those shares. The existence of authorized but unissued shares of capital stock could have the effected of delaying, deterring, or preventing an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Special meeting of stockholders.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, special meetings shall be called by our company at the request of stockholders holding not less than a majority in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. After such time, our certificate of incorporation and bylaws provide that special meetings of our stockholders may only be called by the Chairman of the Board, our Chief Executive Officer, the President or a resolution adopted by the board.

Actions by written consent.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be taken, are signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. Based on its anticipated ownership after this offering, upon approval and recommendation by our board of directors, Forest will have enough shares of common stock to approve an amendment to our certificate of incorporation until the spin-off or its other disposition of our common stock owned by it. That, coupled with its ability to take action by written consent, may have the effect of delaying, deterring or preventing a tender offer takeover attempt that a stockholder might consider in its best interest. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, and subject to the terms of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

Advance notice requirements for stockholder proposals and director nominations.    Our bylaws provide that stockholders seeking to nominate candidates for election as directors or bring other business before any meeting of the stockholders must provide timely notice to us in writing. Generally, to be timely, a stockholder's notice must be received at our principal executive office not later than 90 days nor more than 120 days before the first anniversary of the date of the previous year's annual meeting (or, if the date of the annual meeting is changed by more than 30 days before or more than 70 days after the anniversary date of the preceding year's annual meeting, within 10 days after we first publicly announce of the date of the annual meeting). As to each person whom a stockholder proposes to nominate for election as a director, our bylaws require that the stockholder's notice set forth: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder, and (2) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected. As to any other business that the stockholder proposes to bring before the meeting, our bylaws require that the stockholder's notice set forth: (1) a brief description of the business desired to be brought before the meeting, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend our bylaws, the language of the proposed amendment), (3) the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made. As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, our bylaws require that the stockholder's notice set forth: (1) the name and address of such stockholder, as they appear on our books, and of such beneficial owner, (2) the class or series and number of shares of our capital stock that are owned beneficially and of record by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and such beneficial owners, whether or not such instrument or right shall be subject to settlement in underlying shares of our capital stock, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to our securities, (5) a representation that the stockholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (6) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (7) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder. These provisions may preclude stockholders from making nominations for directors or conducting other business at an annual or special meeting of stockholders.

Business combinations.    Pursuant to our certificate of incorporation, we have elected not to be governed by the provisions of Section 203 of the DGCL. While Section 203 of the DGCL will not apply to us, our certificate of incorporation includes a substantially similar provision. This provision will not apply to Forest.

In general, our certificate of incorporation prohibits us from engaging in any "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale, or a transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. A business combination between us and an interested stockholder would be prohibited unless it satisfies one of the following conditions:

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prior to the time the stockholder became an interested stockholder, our board of directors must have previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•
the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Amendment to our governing documents.    For so long as Forest and its subsidiaries beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, our certificate of incorporation and bylaws may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of our capital stock entitled to vote generally at the election of directors. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 75% in the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to amend, alter, or repeal certain provisions of our certificate of incorporation. Once Forest and its subsidiaries cease to beneficially own shares of capital stock representing 50% or more of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, the affirmative vote of the holders of at least 75% in the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors will be required to amend, alter, or repeal any provision that is part of our bylaws. The board can unilaterally amend, alter, or repeal our bylaws with the affirmative vote of a majority of the whole board.

Listing

We intend to apply to have our shares of common stock listed on the New York Stock Exchange, or NYSE, under the symbol "LPR."

Sale of unregistered securities

Except for the issuance of common stock to Forest, we have not issued any securities in unregistered transactions. The issuance of common stock to Forest was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Transfer agent and registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareholders Services. The transfer agent's telephone number is (888) 213-0882.

 Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have a total of                           outstanding shares of common stock, which includes the                           shares of common stock sold by us in this offering. If the underwriters exercise their over-allotment option in full, we expect to have                           shares of common stock outstanding upon the completion of this offering.

All of the common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for "restricted" shares held by persons who may be deemed our "affiliates," as that term is defined under Rule 144 of the Securities Act. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by us or is under common control with us.

The shares of common stock held by Forest is deemed to be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market by Forest only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares beginning one year after this offering, without regard to whether current public information about us is available. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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1.0% of the number of shares of common stock then outstanding, which is approximately                   (                  if the underwriters exercise their over-allotment option in full) shares of common stock upon the completion of this offering; and

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the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding each such sale, subject to certain restrictions.

Sales by affiliates under Rule 144 are also subject to "manner of sale" provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Upon expiration of any lock-up period and the six-month holding period, approximately                           shares of our common stock will be eligible for sale under Rule 144 by our affiliates, subject to the above restrictions. Upon the expiration of any lock-up period and the six-month holding period, approximately                           shares of common stock will be eligible for sale by non-affiliates under Rule 144. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Lock-up agreements

We, our directors, certain of our officers, and Forest have agreed with the underwriters not to sell or otherwise transfer or dispose of any shares of common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters and except that 120 days after the date of this prospectus, Forest will be permitted to spin-off all of our shares of common stock that it owns to its shareholders as described below under "—Spin-off." See "Underwriting" for a description of these provisions.

Shares issued under employee plans

We intend to file a registration statement on Form S-8 under the Securities Act to register common stock issuable under our employee plans. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates, or the lock-up restrictions described above.

Registration rights

After the completion of this offering, Forest will be entitled to certain rights with respect to the registration of our common stock under the Securities Act, under the terms of a registration rights agreement between us and Forest. See "Our relationship with Forest—Agreements between Forest and us—Registration rights agreement."

Spin-off

Forest has advised us that, following the completion of this offering and the expiration or waiver of the applicable lock-up period described under "Underwriting," it intends to spin-off all of the remaining shares of our common stock that it owns to its shareholders as soon as practicable. Forest expects that the spin-off will occur approximately four months following the completion of this offering. The spin-off will be subject to the satisfaction or waiver of certain conditions. In particular, Forest will not effect the spin-off unless Forest has obtained a private letter ruling from the IRS and/or an opinion of its outside tax advisor, in either case reasonably acceptable to the Forest board of directors, to the effect that the contribution by Forest of its direct and indirect ownership interest in CFOL to us and the distribution by Forest of the shares of our common stock held by Forest after the offering will qualify for U.S. federal income tax purposes as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code. Forest may decide not to complete this offering or the spin-off if, at any time, Forest's board of directors determines, in its sole discretion, that this offering or the spin-off is not in the best interests of Forest or its shareholders. Common stock distributed to Forest shareholders in the spin-off transaction generally would be freely transferable, except for common stock received by persons who may be deemed to be our affiliates or otherwise subject to the lock-up agreements described under "Underwriting."

Certain U.S. federal tax considerations
for non-U.S. holders

The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder.

A "non-U.S. holder" means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

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an individual U.S. citizen or resident;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with U.S. estate or gift tax, or foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

•
certain former U.S. citizens or residents;

•
partnerships or other pass-through entities or owners of interests therein;

•
financial institutions;

•
insurance companies;

•
tax-exempt entities;

•
controlled foreign corporations; and

•
passive foreign investment companies.

Investors considering the purchase of common stock should consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under U.S. estate or gift tax laws and under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Distributions

We do not expect to pay cash distributions on our common stock in the foreseeable future. However, any cash distributions on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See "—Gain on the sale, exchange, or other disposition of common stock." Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of common stock who wishes to claim the benefits of an applicable treaty rate for dividends will be required to complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is eligible for benefits under the applicable treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. In addition, Treasury regulations provide special procedures for payments of dividends through certain intermediaries. The rate of withholding tax on dividends pursuant to the Canada-U.S. Income Tax Convention is generally 15%. A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by fling an appropriate claim for refund with the IRS.

Gain on the sale, exchange, or other disposition of common stock

Any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; in which case the individual will be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses;

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder); in which case the non-U.S. holder will be subject to tax in the manner described below under "—Income or gain effectively connected with a U.S. trade or business;" or

•
we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and certain other conditions are met.

We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

Income or gain effectively connected with a U.S. trade or business

If any dividends on our common stock or gain from the sale, exchange or other taxable disposition of our common stock is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), then the income or gain will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). Dividend income that is effectively connected with a U.S. trade or business conducted by a non-U.S. holder (and, if required by an applicable income tax treaty, is treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will not be subject to the U.S. withholding tax described above if the non-U.S. holder satisfies certain certification requirements by providing to the withholding agent a properly executed IRS Form W-8ECI (or successor form). If the non-U.S. holder is a corporation, that portion of the corporation's earnings and profits that is effectively connected with its U.S. trade or business may also be subject to a "branch profits tax" at a 30% rate, although an applicable income tax treaty may provide for a lower rate.

Information reporting and backup withholding

We generally must report to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder also generally will be subject to backup withholding on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Payment of the proceeds of a disposition of our common stock effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption. Information reporting requirements and backup withholding generally will not apply to any payment of the proceeds of the disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

New legislation

Newly enacted legislation may impose a withholding tax on certain types of U.S. source payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation generally will impose a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, in order to avoid withholding under these provisions, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such taxes. You are encouraged to consult your tax advisors regarding the potential application of this new legislation to your ownership and disposition of our common stock.

 Certain ERISA considerations

There are certain considerations to be made in connection with the purchase of the common stock by (1) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, (2) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, which similar provisions are collectively referred to herein as Similar Laws, and (3) entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement, each (1), (2), and (3), a Plan.

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, which Plan is referred to herein as an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

 Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as book-running manager of the offering and as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                           per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering to us, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discount, will be approximately $             .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition, or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our management incentive plans.

Notwithstanding the foregoing, if (A) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Each of Forest and our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers, and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or

(3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, except that Forest will be permitted to spin-off our common stock that it owns to its shareholders 120 days after the date of this prospectus. In addition, the lock-up agreements will not restrict the transfer of common stock as bona fide gifts, transfer by will or the laws of intestacy, transfers to family members (including to vehicles of which they are beneficial owners), transfers pursuant to domestic relations or court orders, or (in the case of corporations or other entities) transfers to affiliates, in each case so long as the transferee agrees to be bound by the restrictions in the lock-up agreements. Notwithstanding the foregoing, if (A) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (B) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our shares of common stock listed on the New York Stock Exchange under the symbol "LPR."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

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the information set forth in this prospectus and otherwise available to the representative;

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our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together we refer to as relevant persons. The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, which we refer to this date as the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. An affiliate of J.P. Morgan Securities LLC is the administrative agent and a lender under our bank credit facility and the Forest Credit Facility. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our equity or debt securities or loans, and may do so in the future.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Vinson & Elkins L.L.P., New York, New York, and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Certain matters regarding Canadian law will be passed upon for us by Bennett Jones LLP and for the underwriters by Blake, Cassels & Graydon LLP.

Experts

The consolidated financial statements of Canadian Forest Oil Ltd. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Lone Pine Resources Inc. at September 30, 2010, appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimated quantities of our oil and gas reserves and the net present value of such reserves as of December 31, 2009, 2008, and 2007 included in this prospectus are based upon reserve reports audited by DeGolyer and MacNaughton, an independent reservoir engineering firm.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement, or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements, or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

After we have completed this offering, we will file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We expect to have an operational website concurrently with the completion of this offering, and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Appendix A

Glossary of oil and gas terms

The terms defined in this section are used throughout this prospectus. The definitions of proved developed reserves, proved reserves, and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a) of Regulation S-X. The entire definitions of those terms can be viewed on the SEC's website at http://www.sec.gov.

AECO.    The Alberta gas trading price.

Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or liquid hydrocarbons.

Bcf.    Billion cubic feet of natural gas.

Bcfe.    Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

Bbtu.    One billion British Thermal Units.

Btu.    A British Thermal Unit, or the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit.

Condensate.    Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

Developed acreage.    The number of acres which are allocated or held by producing wells or wells capable of production.

Development well.    A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole; dry well.    A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Equivalent volumes.    Equivalent volumes are computed with oil and natural gas liquid quantities converted to Mcf on an energy equivalent ratio of one barrel to six Mcf.

Exploitation.    Ordinarily considered to be a form of development within a known reservoir.

Exploratory well.    A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well or a service well.

Farmout.    An assignment of an interest in a drilling location and related acreage conditional upon the drilling of a well on that location or the undertaking of other work obligations.

Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Full cost pool.    The full cost pool consists of all costs associated with property acquisition, exploration, and development activities for a company using the full cost method of accounting. Additionally, any internal costs that can be directly identified with acquisition, exploration, and development activities are included. Any costs related to production, general and administrative expense, or similar activities are not included.

Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

Hydraulic fracturing.    A process used to stimulate production of hydrocarbons. The process involves the injection of water, sand, and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production.

Lease operating expenses.    The expenses of lifting oil or gas from a producing formation to the surface, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

Liquids.    Describes oil, condensate, and natural gas liquids.

MBbls.    Thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.    Thousand cubic feet of natural gas.

Mcfe.    Thousand cubic feet equivalent determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

MMBtu.    One million British Thermal Units, a common energy measurement.

MMcf.    Million cubic feet of natural gas.

MMcfe.    Million cubic feet equivalent determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate, or natural gas liquids.

MMcfe/d.    MMcfe per day.

NGL.    Natural gas liquids.

Net acres or net wells.    The sum of the fractional working interest owned in gross acres or gross wells expressed in whole numbers and fractions of whole numbers.

Net production.    The working interest production less the amount of production attributable to royalty burdens.

NYMEX.    New York Mercantile Exchange.

Productive wells.    Producing wells and wells that are capable of production, including injection wells, salt water disposal wells, service wells, and wells that are shut-in.

Proved developed reserves.    Estimated proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves.    Quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Existing economic conditions include prices that are the average price during the twelve-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Proved undeveloped reserves.    Estimated proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recovery to occur.

Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

Standardized measure or present value of estimated future net revenues.    An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and property taxes, future capital costs, operating expenses, and estimated future income taxes. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the estimation date in accordance with SEC guidelines and are held constant for the life of the reserves.

Undeveloped acreage.    Acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or natural gas, regardless of whether such acreage contains proved reserves.

Working interest.    An operating interest which gives the owner the right to drill, produce, and conduct operating activities on the property, and to receive a share of production.

Working interest production.    The working interest share of production before the impact of royalty burdens.

 Index to consolidated financial statements

Page
Canadian Forest Oil Ltd.

Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2009 and 2008 and as of September 30, 2010 (unaudited)	F-3

Consolidated statements of operations for the years ended December 31, 2009, 2008, and 2007 and for the nine months ended September 30, 2010 and 2009 (information pertaining to the nine months ended September 30, 2010 and 2009 is unaudited)

F-4

Consolidated statements of shareholders' equity for the years ended December 31, 2009, 2008, and 2007 and for the nine months ended September 30, 2010 (information pertaining to the nine months ended September 30, 2010 is unaudited)

F-5

Consolidated statements of cash flows for the years ended December 31, 2009, 2008, and 2007 and for the nine months ended September 30, 2010 and 2009 (information pertaining to the nine months ended September 30, 2010 and 2009 is unaudited)

F-6
Notes to consolidated financial statements	F-7
Lone Pine Resources Inc.

Report of independent registered public accounting firm	F-37
Consolidated balance sheet as of September 30, 2010	F-38
Notes to balance sheet	F-39

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Canadian Forest Oil Ltd.

We have audited the accompanying consolidated balance sheets of Canadian Forest Oil Ltd. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canadian Forest Oil Ltd. as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

Ernst & Young LLP

Denver, Colorado
December 9, 2010

Canadian Forest Oil Ltd.
Consolidated balance sheets

		December 31,
	September 30, 2010
(in thousands, except share data)		2009	2008

	(Unaudited)
ASSETS
Current assets:
Cash	$8,921	$8,946	$—
Accounts receivable	21,478	21,389	25,639
Prepaid expenses	4,189	7,180	6,906

Total current assets	34,588	37,515	32,545
Property and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depletion of $1,070,335, $1,003,306, and $607,243	457,465	386,941	605,887
Unproved	100,907	66,207	69,248

Net oil and gas properties	558,372	453,148	675,135
Other property and equipment, net of accumulated depreciation and amortization of $7,472, $6,844, and $5,427	27,866	1,789	1,648

Net property and equipment	586,238	454,937	676,783
Inventory	16,757	4,267	1,014
Goodwill	16,839	16,488	14,226
Other assets	2,231	2,429	2,327

	$656,653	$515,636	$726,895

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$37,832	$34,735	$50,510
Advances and accrued interest payable to Forest Oil Corporation	35,323	21,197	13,011
Note payable to Forest Oil Corporation	224,306	135,529	93,052
Other current liabilities	2,470	2,746	2,624

Total current liabilities	299,931	194,207	159,197
Long-term debt	—	—	94,415
Asset retirement obligations	13,427	14,649	11,068
Deferred income taxes	54,329	46,884	92,220
Other liabilities	2,643	2,342	1,872

Total liabilities	370,330	258,082	358,772
Commitments and contingencies (Note 11)
Shareholders' equity:
Common stock, 2,106 no par shares issued and outstanding for all periods	—	—	—
Capital surplus	144,813	144,813	144,813
Retained earnings	57,622	34,054	172,982
Accumulated other comprehensive income	83,888	78,687	50,328

Total shareholders' equity	286,323	257,554	368,123

	$656,653	$515,636	$726,895

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of operations

	Nine months ended September 30,
			Year ended December 31,
(in thousands, except per share data)
	2010	2009	2009	2008	2007

	(Unaudited)
Revenues:
Oil and gas sales	$110,852	$81,686	$112,251	$250,502	$190,263
Interest and other	12	(153)	(175)	609	1,160

Total revenues	110,864	81,533	112,076	251,111	191,423
Costs, expenses, and other:
Lease operating expenses	18,152	21,003	27,505	36,074	31,490
Production and property taxes	1,872	2,472	2,756	3,659	3,442
Transportation and processing costs	7,861	6,199	8,060	9,606	10,471
General and administrative	6,273	4,696	7,072	6,474	7,809
Depreciation, depletion, and amortization	45,516	43,131	56,464	86,331	84,585
Ceiling test write-down of oil and gas properties	—	199,021	199,021	—	—
Interest expense on borrowings from Forest Oil Corporation	4,883	10,158	13,800	8,938	8,224
Interest expense	274	1,877	2,357	5,426	6,156
Foreign currency exchange (gains) losses, net	(5,290)	(15,609)	(18,062)	20,440	(15,415)
Other, net	1,354	747	1,324	1,493	958

Total costs, expenses, and other	80,895	273,695	300,297	178,441	137,720
Earnings (loss) before income taxes	29,969	(192,162)	(188,221)	72,670	53,703
Income tax:
Current	—	—	—	280	(1,798)
Deferred	6,401	(49,723)	(49,293)	23,312	(2,098)

Total income tax	6,401	(49,723)	(49,293)	23,592	(3,896)

Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599

Basic earnings (loss) per common share	$11,191	$(67,635)	$(65,968)	$23,304	$27,350

Diluted earnings (loss) per common share	$11,191	$(67,635)	$(65,968)	$23,304	$27,350

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of shareholders' equity

(in thousands)	Common stock		Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity

Balances at January 1, 2007	2	$—	145,558	$66,305	$80,073	$291,936
Other	—	—	(745)	—	—	(745)
Comprehensive earnings:
Net earnings	—	—	—	57,599	—	57,599
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	162	162
Foreign currency translation	—	—	—	—	54,070	54,070

Total comprehensive earnings						111,831

Balances at December 31, 2007	2	—	144,813	123,904	134,305	403,022
Comprehensive loss:
Net earnings	—	—	—	49,078	—	49,078
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	37	37
Foreign currency translation	—	—	—	—	(84,014)	(84,014)

Total comprehensive loss						(34,899)

Balances at December 31, 2008	2	—	144,813	172,982	50,328	368,123
Comprehensive loss:
Net loss	—	—	—	(138,928)	—	(138,928)
Decrease in unfunded postretirement benefits, net of tax	—	—	—	—	106	106
Foreign currency translation	—	—	—	—	28,253	28,253

Total comprehensive loss						(110,569)

Balances at December 31, 2009	2	—	144,813	34,054	78,687	257,554
Information pertaining to the nine months ended September 30, 2010 is unaudited:
Comprehensive earnings:
Net earnings	—	—	—	23,568	—	23,568
Foreign currency translation	—	—	—	—	5,201	5,201

Total comprehensive earnings						28,769

Balances at September 30, 2010	2	$—	144,813	$57,622	$83,888	$286,323

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Consolidated statements of cash flows

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Operating activities:
Net earnings (loss)	$23,568	$(142,439)	$(138,928)	$49,078	$57,599
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation, depletion, and amortization	45,516	43,131	56,464	86,331	84,585
Deferred income tax	6,401	(49,723)	(49,293)	23,312	(2,098)
Unrealized foreign currency exchange (gain) loss	(5,290)	(15,609)	(17,974)	19,481	(7,694)
Ceiling test write-down of oil and gas properties	—	199,021	199,021	—	—
Other, net	1,132	1,146	1,438	2,730	(6,404)
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable	611	9,790	9,168	9,250	4,191
Prepaid expenses and other assets	(8,937)	(658)	(2,432)	(1,794)	2,728
Accounts payable and accrued liabilities	(4,209)	(16,560)	(11,136)	1,205	(10,116)
Accrued interest and other current liabilities	5,919	8,945	4,011	(425)	1,377

Net cash provided by operating activities	64,711	37,044	50,339	189,168	124,168
Investing activities:
Capital expenditures for property and equipment:
Exploration, development, and other acquisition costs	(171,577)	(62,427)	(91,679)	(203,472)	(164,599)
Other fixed assets	(16,109)	(280)	(408)	(828)	—
Proceeds from sales of assets	27,589	6,196	120,570	1,359	277

Net cash (used) provided by investing activities	(160,097)	(56,511)	28,483	(202,941)	(164,322)
Financing activities:
Proceeds from bank borrowings	101,198	101,551	121,533	356,360	228,526
Repayments of bank borrowings	(101,198)	(79,174)	(236,687)	(373,101)	(199,178)
Proceeds from Forest Oil Corporation note payable, net of repayments	87,963	—	42,815	19,858	15,461
Proceeds (repayments) from (of) Forest Oil Corporation advances, net	6,805	1,260	2,820	2,904	(1,647)
Other, net	107	(483)	(511)	757	(3,809)

Net cash provided (used) by financing activities	94,875	23,154	(70,030)	6,778	39,353
Effect of exchange rate changes on cash	486	194	154	(204)	778

Net (decrease) increase in cash	(25)	3,881	8,946	(7,199)	(23)
Cash at beginning of year	8,946	—	—	7,199	7,222

Cash at end of year	$8,921	$3,881	$8,946	$—	$7,199

Cash paid (refunded) during the period for:
Interest	$338	$1,821	$2,120	$5,198	$6,242
Interest on borrowings from Forest Oil Corporation	—	—	9,297	7,694	7,628
Income taxes	—	—	—	(1,442)	(414)

See accompanying Notes to Consolidated Financial Statements.

Canadian Forest Oil Ltd.
Notes to consolidated financial statements
September 30, 2010 and 2009 and
December 31, 2009, 2008, and 2007
(Information pertaining to the nine months ended
September 30, 2010 and 2009 is unaudited)

(1)   Organization and basis of presentation:

Description of the business

Canadian Forest Oil Ltd. ("CFOL" or the "Company") is an independent exploration, development, and production company with operations in Canada within the provinces of Alberta, British Columbia, and Quebec and the Northwest Territories. CFOL is currently a wholly-owned subsidiary of Forest Oil Corporation and certain of Forest's other wholly-owned subsidiaries ("Forest"). Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969.

Forest intends to contribute its direct and indirect ownership interests in CFOL to Lone Pine Resources Inc. ("Lone Pine"), a newly incorporated wholly-owned subsidiary of Forest, in conjunction with the initial public offering (the "Offering") of up to 19.9% of Lone Pine's common stock. Forest has advised Lone Pine that, as soon as practicable following the completion of the Offering and the expiration or waiver of the lock-up period granted to the underwriters in connection with the Offering, it intends to distribute, or spin-off, all of the remaining shares of Lone Pine common stock that it owns to its shareholders. Forest expects that the spin-off will occur approximately four months following completion of the Offering. However, Forest is not required to complete the spin-off and has the sole discretion to decide if and when the spin-off will occur and to determine the form, structure, and all other terms of any transactions to effect the spin-off. Immediately prior to the completion of the Offering, Lone Pine will enter into agreements with Forest related to the separation of its business operations from Forest. These agreements will be in effect as of the completion of the Offering and will govern various interim and ongoing relationships between Forest and Lone Pine, including the extent and manner of Lone Pine's dependence on Forest for administrative support in the immediate future.

Basis of presentation

The consolidated financial statements include the accounts of CFOL and its wholly-owned consolidated subsidiary. The functional currency of CFOL is the Canadian dollar and the reporting currency is the U.S. dollar. These financial statements are presented in conformity with U.S. generally accepted accounting principles. CFOL conducts operations in one industry segment, natural gas and liquids exploration, development, and production, and in one country, Canada.

The consolidated financial statements include all costs incurred by CFOL as a subsidiary of Forest, which may not be representative of costs that would be incurred by CFOL as a stand-alone entity. Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to the Company. Forest charges the Company management and insurance fees for these corporate services, which are reflected in CFOL's consolidated financial statements. Also reflected in CFOL's consolidated financial statements are other general and administrative costs incurred from time to time by Forest on CFOL's behalf. CFOL's consolidated financial statements have historically included, and continue to include, officer and employee salaries for the employees in Canada that manage Forest's Canadian operations, as well as rent, depreciation, and other general and administrative expenses incurred by CFOL. See Footnote 10 for additional information.

Assumptions, judgments, and estimates

In the course of preparing the consolidated financial statements, management makes various assumptions, judgments, and estimates to determine the reported amounts of assets, liabilities, revenues, and expenses, and in the disclosures of commitments and contingencies. Changes in these assumptions, judgments, and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ from amounts previously established. In the opinion of management, all adjustments, which are of a normal recurring nature, have been made that are necessary for a fair presentation of the unaudited interim financial statements included herein.

The more significant areas requiring the use of assumptions, judgments, and estimates relate to volumes of oil and gas reserves used in calculating depletion, the amount of future net revenues used in computing the ceiling test limitations, and the amount of future capital costs and abandonment obligations used in such calculations, determining impairments of investments in unproved properties, and valuing goodwill.

Subsequent events have been evaluated through December 9, 2010, which is the date the financial statements were available to be issued.

(2)   Summary of significant accounting policies:

Property and equipment

The Company uses the full cost method of accounting for oil and gas properties. All of the Company's oil and gas operations are conducted in Canada. All costs incurred in the acquisition, exploration, and development of properties (including costs of surrendered and abandoned leaseholds, dry holes, and overhead related to exploration and development activities) and the fair value of estimated future costs of site restoration, dismantlement, and abandonment activities are capitalized. For the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007, CFOL capitalized $3.5 million, $3.8 million, $5.5 million, $5.5 million, and $7.5 million of general and administrative costs (including stock-based compensation), respectively. Interest costs related to significant unproved properties that are under development are also capitalized to oil and gas properties. During the nine months ended September 30, 2010, the Company capitalized $.5 million of interest costs attributed to unproved properties. Prior to 2010, the Company did not have significant unproved properties that were under development and, therefore, did not capitalize any interest costs.

Investments in unproved properties, including capitalized interest costs, are not depleted pending determination of the existence of proved reserves. Unproved properties are assessed periodically to ascertain whether impairment has occurred. Unproved properties whose costs are individually significant are assessed individually by considering the primary lease terms of the properties, the holding period of the properties, geographic and geologic data obtained relating to the properties, and estimated discounted future net cash flows from the properties. Estimated discounted future net cash flows are based on discounted future net revenues associated with probable and possible reserves, risk adjusted as appropriate. Where it is not practicable to assess individually the amount of impairment of properties for which costs are not individually significant, such properties are grouped for purposes of assessing impairment. If an impairment is identified, the amount of impairment is added to the costs to be amortized.

The Company performs a ceiling test each quarter. The full cost ceiling test is a limitation on capitalized costs prescribed by Securities and Exchange Commission ("SEC") Regulation S-X Rule 4-10. The ceiling test is not a fair value based measurement. Rather, it is a standardized mathematical calculation. The ceiling test provides that capitalized costs less related accumulated depletion and deferred income taxes for a cost center may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves using current prices, excluding the future cash outflows associated with settling asset retirement obligations that have been accrued on the balance sheet, at a discount factor of 10%; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. Should the net capitalized costs for a cost center exceed the sum of the components noted above, a ceiling test write-down would be recognized to the extent of the excess capitalized costs. The March 31, 2009 ceiling test, which was based on the March 31, 2009 spot prices, resulted in a non-cash write-down of oil and gas property costs of $199.0 million. The Company did not incur a ceiling test write-down during any of the other periods presented in the consolidated financial statements. All ceiling tests performed, beginning with the December 31, 2009 ceiling test, are based on the average of the first-day-of-the-month prices during the twelve-month period prior to the reporting date pursuant to the SEC's "Modernization of Oil and Gas Reporting" rule, which was effective beginning with December 31, 2009 reporting.

Gain or loss is not recognized on the sale of oil and gas properties unless the sale significantly alters the relationship between capitalized costs and estimated proved oil and gas reserves attributable to a cost center.

Depletion of proved oil and gas properties is computed on the units-of-production method, whereby capitalized costs, as adjusted for future development costs and asset retirement obligations, are amortized over the total estimated proved reserves. The Company has historically updated its quarterly depletion calculations with its quarter-end reserves estimates. Based on this accounting policy, the year-end reserves estimates are used for the Company's fourth quarter depletion calculations.

In January 2010, the Financial Accounting Standards Board ("FASB") issued oil and gas reserve estimation and disclosure authoritative accounting guidance effective for reporting periods ending on or after December 31, 2009. This guidance was issued to align the accounting oil and gas reserve estimation and disclosure requirements with the requirements in the SEC's final rule, "Modernization of Oil and Gas Reporting," which was also effective for annual reports for fiscal years ending on or after December 31, 2009. The new FASB guidance and SEC rule include changes to pricing used to estimate oil and gas reserves, broaden the types of technologies that a company may use to establish oil and gas reserves estimates, and broaden the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands as well as oil and gas extracted from shales. Accordingly, the Company adopted both the FASB's new authoritative accounting guidance and the SEC's new rule as of December 31, 2009.

Furniture and fixtures, computer hardware and software, other equipment, and leasehold improvements are depreciated on the straight-line or declining balance method based upon their estimated useful lives.

Oil and gas sales

The Company recognizes revenues when they are realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured.

When the Company has an interest with other producers in properties from which natural gas is produced, the Company uses the entitlements method to account for any imbalances. Imbalances occur when the Company sells more or less product than it is entitled to under its ownership percentage. Revenue is recognized only on the entitlement percentage of volumes sold. Any amount that the Company sells in excess of its entitlement is treated as a liability and is not recognized as revenue. Any amount of entitlement in excess of the amount the Company sells is recognized as revenue and a receivable is accrued. At September 30, 2010 and December 31, 2009 and 2008, the Company had gas imbalance payables of $5,800, $0 and $48,500, respectively, and gas imbalance receivables of $174,000, $119,600 and $54,500, respectively.

For the nine months ended September 30, 2010, sales to four purchasers were approximately 26%, 25%, 15%, and 14%, respectively, of the Company's total revenues. In 2009, sales to four purchasers were approximately 36%, 13%, 13%, and 12%, respectively, of the Company's total revenues. In 2008, sales to two purchasers were approximately 48% and 13%, respectively, of the Company's total revenues. In 2007, sales to two purchasers were approximately 55% and 12%, respectively, of the Company's total revenues. CFOL believes that the loss of one or more of the Company's current oil and gas purchasers would not have a material adverse effect on the Company's ability to sell its production, because any individual purchaser could be readily replaced by another purchaser, absent a broad market disruption.

Accounts receivable

The components of accounts receivable include the following:

		December 31,
	September 30, 2010
(In thousands)		2009	2008

	(Unaudited)
Oil and gas sales	$7,616	$9,444	$12,106
Joint interest billings	8,808	10,249	10,807
Drilling credits due from Alberta	3,552	742	—
Other	1,725	1,172	2,914
Allowance for doubtful accounts	(223)	(218)	(188)

Total accounts receivable	$21,478	$21,389	$25,639

CFOL's accounts receivable are primarily from purchasers of the Company's oil and natural gas production and from other exploration and production companies which own working interests in the properties that the Company operates. This industry concentration could adversely impact CFOL's overall credit risk, because the Company's customers and working interest owners may be similarly affected by changes in economic and financial market conditions, commodity prices, and other conditions. CFOL's oil and gas production is sold to various purchasers in accordance with the Company's credit policies and procedures. These policies and procedures take into account, among other things, the creditworthiness of potential purchasers. CFOL generally requires letters of credit or parental guarantees for receivables from parties that are deemed to have sub-standard credit or other financial concerns, unless the Company can otherwise mitigate the perceived credit exposure.

Stock-based compensation

Certain employees of CFOL and Canadian directors of Forest participate in various Forest equity incentive plans under which qualified and non-qualified stock options, restricted stock, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors. Compensation cost for these participants is measured at the grant date based on the fair value of the awards (stock options and performance units) or is measured at the reporting date based on the current stock price (phantom stock units), and is recognized in CFOL's consolidated financial statements on a straight-line basis over the requisite service period (usually the vesting period). The compensation costs are expensed, with a portion also capitalized pursuant to the full cost method of accounting, with the offset being recorded to a liability account. Stock option and performance unit compensation costs are recorded to the payable to Forest as each will be satisfied by Forest with Forest common stock. Phantom stock unit compensation cost is recorded to a separate liability since the units may be settled in cash or shares. CFOL utilizes its cash when phantom stock units are settled in cash. When phantom stock units are settled in stock, the liability is transferred to the payable to Forest since the units are settled by Forest with Forest common stock.

Foreign currency translation

The functional currency of CFOL is the Canadian dollar. Assets and liabilities related to CFOL are translated at end-of-period exchange rates, and related translation adjustments, other than those related to the Company's U.S. dollar denominated note payable and advances due to Forest, are reported as a component of shareholders' equity in accumulated other comprehensive income. Statement of operations accounts are translated at the average exchange rate for the quarter, with the translated amounts for each quarter combined for the annual totals.

During the years 2009, 2008, and 2007, CFOL realized $(.1) million, $1.0 million, and $(7.7) million, respectively, of foreign currency exchange (gains) losses in connection with the repayment of debt owed to Forest. CFOL did not have any realized foreign currency exchange gains or losses during the nine months ended September 30, 2010 and 2009. During the nine months ended September 30, 2010 and 2009 and the years 2009, 2008, and 2007, CFOL recorded $(5.3) million, $(15.6) million, $(18.0) million, $19.5 million, and $(7.7) million, respectively, of unrealized (gains) losses related to the note payable and advances due to Forest since each are denominated in U.S. dollars.

Income taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities. The tax benefits of tax loss carryforwards and other deferred tax benefits are recorded as an asset to the extent that management assesses the utilization of such assets to be more likely than not. When the future utilization of some portion of the deferred tax asset is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded deferred tax assets.

Asset retirement obligations

CFOL records the fair value of a liability for an asset retirement obligation in the period in which it is incurred with a corresponding increase in the carrying amount of the related long-lived asset. Subsequent to initial measurement, the asset retirement obligation is required to be accreted each period to its present value. Capitalized costs are depleted as a component of the full cost pool using the units-of-production method. CFOL's asset retirement obligations consist of costs related to the plugging of wells, the removal of facilities and equipment, and site restoration on oil and gas properties.

The following table summarizes the activity for the Company's asset retirement obligations for the periods indicated:

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Asset retirement obligations at beginning of period	$14,816	$11,220	$11,220	$16,435	$13,736
Accretion expense	774	727	1,009	1,130	903
Liabilities incurred	396	667	876	940	797
Liabilities settled	(165)	(175)	(179)	(192)	(169)
Disposition of properties	(1,006)	—	(809)	—	—
Liabilities assumed	—	—	—	—	—
Revisions of estimated liabilities	(1,399)	(369)	899	(4,146)	(1,383)
Impact of foreign currency exchange rate	195	1,541	1,800	(2,947)	2,551

Asset retirement obligations at end of period	13,611	13,611	14,816	11,220	16,435
Less: current asset retirement obligations	184	131	167	152	212

Long-term asset retirement obligations	$13,427	$13,480	$14,649	$11,068	$16,223

Inventory

Inventories were comprised of $16.8 million, $4.3 million, and $1.0 million of materials and supplies as of September 30, 2010 and December 31, 2009 and 2008, respectively. The Company's materials and supplies inventory, which is acquired for use in future drilling operations, is primarily comprised of items such as casing, line pipe, and pressure vessels.

Goodwill

The changes in the goodwill balance during the periods presented are solely due to foreign currency exchange rate fluctuations. The Company is required to make an annual impairment assessment in lieu of periodic amortization. The Company performs its annual goodwill impairment test in the second quarter of the year. In addition, the Company tests goodwill for impairment if events or circumstances change between annual tests indicating a possible impairment. The impairment assessment requires the Company to make estimates regarding the fair value of the reporting unit to which goodwill has been assigned. Although the Company bases its fair value estimate on assumptions it believes to be reasonable, those assumptions are inherently unpredictable and uncertain. Downward revisions of estimated reserve quantities, increases in future cost estimates, divestiture of a significant component of the reporting unit, or depressed oil and natural gas prices could lead to an impairment of goodwill in future periods. The Company had no goodwill impairments for the nine months ended September 30, 2010 and 2009, or the years ended December 31, 2009, 2008, and 2007.

Derivative instruments

The consolidated financial statements do not include the impact of commodity derivative instruments. During the periods presented, CFOL was not a party to any commodity derivative agreements. CFOL may enter into commodity derivative instruments in the future.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares outstanding during each period. Under the treasury stock method, diluted earnings (loss) per share is computed by dividing net earnings (loss) adjusted for the dilutive effect, if any, of potential common shares (i.e. stock options, unvested restricted stock grants, and unvested phantom stock units that may be settled in shares). CFOL's capital structure consists solely of common shares outstanding. There are no potential common shares. CFOL does not have its own stock-based compensation plans; instead, CFOL employees participate in Forest's stock-based compensation plans.

The following sets forth the calculation of basic and diluted earnings (loss) per share for the periods presented.

	Nine months ended September 30,
			Year ended December 31,
(In thousands, except share and per share amounts)
	2010	2009	2009	2008	2007

	(Unaudited)
Net earnings (loss) attributable to common stock for basic and diluted earnings per share	$23,568	$(142,439)	$(138,928)	$49,078	$57,599
Weighted average common shares outstanding during the period for basic and diluted earnings per share	2,106	2,106	2,106	2,106	2,106

Basic earnings (loss) per common share	$11,191	$(67,635)	$(65,968)	$23,304	$27,350

Diluted earnings (loss) per common share	$11,191	$(67,635)	$(65,968)	$23,304	$27,350

Comprehensive earnings (loss)

Comprehensive earnings (loss) is a term used to refer to net earnings (loss) plus other comprehensive income (loss). Other comprehensive income (loss) is comprised of revenues, expenses, gains, and losses that under generally accepted accounting principles are reported as separate components of shareholders' equity instead of net earnings (loss). Items included in the Company's other comprehensive income (loss) during the last three years include: foreign currency gains (losses) related to the translation of the assets and liabilities of the Company's operations to the U.S. dollar and changes in unfunded postretirement benefits.

The components of accumulated other comprehensive earnings (loss) for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008, and 2007 are as follows:

(In thousands)	Foreign currency translation	Unfunded postretirement benefits(1)	Accumulated other comprehensive income (loss)

Balance at January 1, 2007	$80,547	$(474)	$80,073
2007 activity	54,070	162	54,232

Balance at December 31, 2007	134,617	(312)	134,305
2008 activity	(84,014)	37	(83,977)

Balance at December 31, 2008	50,603	(275)	50,328
2009 activity	28,253	106	28,359

Balance at December 31, 2009	78,856	(169)	78,687
2010 activity (unaudited)	5,201	—	5,201

Balance at September 30, 2010	$84,057	$(169)	$83,888

(1) Net of tax.

(3)   Property and equipment:

Net property and equipment consists of the following for the periods indicated:

		December 31,
	September 30, 2010
(In thousands)		2009	2008

	(Unaudited)
Oil and gas properties:
Proved	$1,527,800	$1,390,247	$1,213,130
Unproved	100,907	66,207	69,248
Accumulated depletion	(1,070,335)	(1,003,306)	(607,243)

Net oil and gas properties	558,372	453,148	675,135
Other property and equipment	35,338	8,633	7,075
Accumulated depreciation and amortization	(7,472)	(6,844)	(5,427)

Net other property and equipment	27,866	1,789	1,648

Total net property and equipment	$586,238	$454,937	$676,783

The following table sets forth a summary of CFOL's investment in unproved properties as of December 31, 2009, by the year in which such costs were incurred:

(In thousands)	Total	2009	2008	2007	2006 and prior

Acquisition costs	$5,171	$—	$—	$—	$5,171
Exploration and leasehold acquisition costs	61,036	18,871	31,478	7,016	3,671

Total	$66,207	$18,871	$31,478	$7,016	$8,842

As of December 31, 2009, the Company expects that substantially all of its unproved property costs will be reclassified to proved properties within ten years.

(4)   Debt:

The principal components of debt are as follows:

		December 31,
	September 30, 2010
(In thousands)		2009	2008

	(Unaudited)
Credit facility(1)	$—	$—	$94,415
Note payable to Forest Oil Corporation(2)	224,306	135,529	93,052

Debt principal	$224,306	$135,529	$187,467

(1) In December 2009, the Company repaid all amounts outstanding under its credit facility. This repayment was financed in part by borrowing $42 million under the note payable to Forest. The Company's credit facility matures in June 2012.

(2) At September 30, 2010, the Company's note payable to Forest is due on demand or, failing such demand, on November 11, 2014. At December 31, 2009, the Company's note payable to Forest is due on demand or, failing such demand, on the tenth anniversary of the initial borrowing, which occurred in June 2004.

Bank credit facility

CFOL's bank credit facility is part of Forest's bank credit facilities, which consist of (1) a $1.65 billion U.S. credit facility, or the U.S. Facility, among Forest and a syndicate of banks led by JPMorgan Chase Bank, N.A., and (2) a $150 million Canadian credit facility, or the Canadian Facility, among CFOL and a syndicate of banks led by JPMorgan Chase Bank, N.A., Toronto Branch. The U.S. Facility and the Canadian Facility are together referred to as the Credit Facilities. The Credit Facilities will mature in June 2012. Availability under the Credit Facilities is governed by a borrowing base, or the Global Borrowing Base. The determination of the Global Borrowing Base is made by the lenders in their sole discretion, on a semi-annual basis, taking into consideration the estimated value of Forest's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. The available borrowing amount under the Credit Facilities could increase or decrease based on such redetermination. In October 2010, the lenders reaffirmed the Borrowing Base at $1.3 billion (with $145 million attributable to the Canadian Facility). In addition to the semi-annual redeterminations, Forest and the lenders each have discretion at any time, but not more often than once during a calendar year, to have the Global Borrowing Base redetermined.

The Global Borrowing Base is also subject to change in the event (1) Forest issues senior notes, in which case the Global Borrowing Base will immediately be reduced by an amount equal to

$0.30 for every $1.00 principal amount of any newly issued senior notes, excluding any senior notes that Forest may issue to refinance senior notes that were outstanding on May 9, 2008 or (2) if Forest sells oil and natural gas properties included in the Global Borrowing Base having a fair market value in excess of 10% of the Global Borrowing Base then in effect. The Global Borrowing Base is subject to other automatic adjustments under the Credit Facilities. A lowering of the Global Borrowing Base could require Forest and CFOL to repay indebtedness in excess of the Global Borrowing Base in order to cover a deficiency.

Borrowings under the Canadian Facility bear interest at one of three rates that may be elected by CFOL. Borrowings bear interest at a rate that may be based on:

(1)
the greater of (a) the base rate announced by the Canadian administrative agent with respect to Canadian dollar loans, and (b) the sum of (x) a bankers acceptance rate and (y) 100 basis points;

(2)
LIBOR plus 100 to 175 basis points, depending on Global Borrowing Base utilization; or

(3)
the greater of (a) the rate for U.S. dollar denominated loans made by the Canadian administrative agent and (b) the federal funds rate plus 1/2 of 1%.

The Credit Facilities include terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also include financial covenants. For example, the Credit Facilities provide that Forest will not permit its ratio of total debt outstanding to EBITDA (as adjusted for non-cash charges) to be greater than (1) 4.50 to 1.00 for four consecutive fiscal quarters ending in 2009 and 2010, (2) 4.00 to 1.00 for four consecutive fiscal quarters ending in 2011, and (3) 3.50 to 1.00 for four consecutive fiscal quarters ending after 2011. If Forest were to fail to perform its obligations under these covenants or other covenants and obligations, it could cause an event of default, and the Credit Facilities could be terminated and amounts outstanding could be declared immediately due and payable by the lenders, subject to notice and cure periods in certain cases. Such events of default include non-payment, breach of warranty, non-performance of financial covenants, default on other indebtedness, certain pension plan events, certain adverse judgments, a change of control, a failure of the liens securing the Credit Facilities, and an event of default under the Canadian Facility. In addition, bankruptcy and insolvency events with respect to Forest or certain of its subsidiaries, including CFOL, will result in an automatic acceleration of the indebtedness under the Credit Facilities.

Under the Credit Facilities, Forest is required to mortgage and grant a security interest in the greater of 75% of the present value of its consolidated proved oil and gas properties, or 1.875 multiplied by the allocated U.S. borrowing base. Forest is required to and has pledged the stock of several subsidiaries to the lenders to secure the Credit Facilities, including the stock of CFOL. Under certain circumstances, CFOL could be obligated to pledge additional assets as collateral. If Forest's corporate credit ratings assigned by Moody's and S&P improve and meet pre-established levels, the collateral requirements would cease to apply and, at Forest's request, the banks would release their liens and security interests on Forest's and our properties. In addition to these collateral requirements, one of Forest's subsidiaries, Forest Oil Permian Corporation, is a subsidiary guarantor of the Credit Facilities. The Canadian Facility is guaranteed by Forest.

Of the $1.8 billion total nominal amount under the Credit Facilities, JPMorgan Chase Bank and seven other banks hold approximately 62% of the total commitments, with each of these eight lenders holding an equal share. With respect to the other 38% of the total commitments, no single lender holds more than 4.6% of the total commitments.

From time to time, Forest and its affiliates have engaged in other transactions with a number of the lenders under the Credit Facilities. Such lenders or their affiliates may serve as underwriters or initial purchasers of Forest's or CFOL's debt and equity securities, act as agent or directly purchase Forest's or CFOL's production, or serve as counterparties to Forest's or CFOL's commodity and interest rate derivative agreements.

As of September 30, 2010, there were no outstanding borrowings or letters of credit under our credit facility. As of December 31, 2009, there were no outstanding borrowings under our credit facility and we had used our credit facility for $1.4 million in letters of credit. As of December 31, 2008, there were $94.4 million in borrowings outstanding under our credit facility and we had used our credit facility for $.3 million in letters of credit.

In connection with the Offering, Forest and Lone Pine intend to amend the Credit Facilities to (1) set the borrowing base under the Canadian Facility at approximately $300 million, based on current market conditions, and provide that the borrowing base under the Canadian Facility shall be separate from the borrowing base under the U.S. Facility, (2) allow Lone Pine to enter into derivative instruments (or hedging agreements) for a portion of its oil, natural gas, and NGL production, and (3) provide for a stand-alone credit facility upon the completion of the spin-off, if it occurs.

Note payable to Forest

In 2004, CFOL entered into a promissory note with Forest. A Second Amended and Restated Promissory Note (the "Note") was entered into in 2010 between CFOL and Forest, which superseded and replaced all previous promissory notes from CFOL to Forest. The Note, as amended, limits the principal amount outstanding at one time to $500 million and calls for principal amounts to be repaid upon Forest's demand or, failing such demand, on November 11, 2014. To date, Forest has not demanded any principal amounts be repaid. Proceeds from Lone Pine's Offering are intended to be used to repay the Note. Effective January 1, 2009, the interest rate charged on borrowings under the Note was set at three-month LIBOR plus two times Forest's credit default swap rate, with such interest rate being reset on the first day of the quarter for that quarter. Prior to that, the interest rate charged was 9% per annum, beginning on January 1, 2007. Interest accrues and compounds at the end of each calendar month, with the interest accruing for any calendar year to be deferred and paid on or before the last business day of the second calendar year following the year in which the interest accrued; provided, however, that if the principal amount becomes due and payable, all accrued interest shall also be due and payable. The rights of Forest under the Note are subordinated to all claims against CFOL for indebtedness for borrowed money.

In addition to borrowings under the note payable, CFOL incurs charges from Forest for corporate and other services that Forest provides to CFOL, with such charges being accrued as a payable to Forest. See Note 10 for more information regarding these charges and the related payable balance.

(5)   Income taxes:

Income tax provision

The table below sets forth the provision for income taxes from continuing operations for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Current:
Canadian Federal	$—	$—	$—	$280	$(1,788)
Canadian Provincial	—	—	—	—	(10)

	—	—	—	280	(1,798)
Deferred:
Canadian Federal	3,788	(29,856)	(29,576)	13,940	(6,117)
Canadian Provincial	2,613	(19,867)	(19,717)	9,372	4,019

	6,401	(49,723)	(49,293)	23,312	(2,098)

Total Provision	$6,401	$(49,723)	$(49,293)	$23,592	$(3,896)

The Company is incorporated in Alberta, Canada, and all of the Company's activities are, and have been, conducted in Canada. Furthermore, the Company expects that future cash flows generated by the Company will continue to be reinvested in Canada for exploration, development, or acquisition activities or utilized to satisfy other obligations in Canada. As such, no U.S. federal or state income taxes are included in the Company's provision for income taxes. Accordingly, the reconciliation presented in the table below of income taxes calculated by applying statutory rates to our total income tax provision uses Canadian statutory rates rather than U.S. statutory rates.

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Canadian federal income tax at 18%, 19%, 19%, 19.5%, and 22.1%, respectively, of income before income taxes	$5,394	$(36,511)	$(35,762)	$14,171	$11,879
Canadian provincial income taxes at 10% for all periods	2,997	(19,216)	(18,822)	7,267	5,370
Foreign currency translation gains and losses taxed at 50% of statutory rates	(553)	(1,403)	(1,963)	3,065	(2,226)
Change in the valuation allowance for deferred tax assets	(495)	(1,484)	(1,626)	1,968	(1,831)
Effect of future Canadian statutory rate reductions	(917)	7,857	7,580	(4,455)	(16,815)
Other	(25)	1,034	1,300	1,576	(273)

Total income tax	$6,401	$(49,723)	$(49,293)	$23,592	$(3,896)

Net deferred tax assets and liabilities

The components of the net deferred tax assets and liabilities at September 30, 2010, December 31, 2009, and 2008 are as follows:

		December 31,
	September 30, 2010
(In thousands)		2009	2008

	(Unaudited)
Deferred tax assets:
Accrual for postretirement benefits	$916	$303	$261
Stock-based compensation accruals	236	315	227
Capital loss carryforward	2,697	2,618	2,408
Other	819	1,278	1,265

Total gross deferred tax assets	4,668	4,514	4,161
Less valuation allowance	(682)	(1,141)	(2,767)

Net deferred tax assets	3,986	3,373	1,394
Deferred tax liabilities:
Property and equipment	(56,161)	(48,388)	(93,614)
Other	(2,154)	(1,869)	—

Total gross deferred tax liabilities	(58,315)	(50,257)	(93,614)

Net deferred tax liabilities	$(54,329)	$(46,884)	$(92,220)

The net deferred liability for each period is presented on the Consolidated Balance Sheets as a non-current deferred tax liability.

Canadian tax pools

Canadian tax pools relating to the exploration, development, and production of oil and natural gas that are available to reduce future Canadian income taxes equaled an aggregate amount of approximately $339.0 million ($345.9 million CDN) at September 30, 2010. These tax pool balances are deductible on a declining balance basis ranging from 4% to 100% of the balance annually, and are composed of costs incurred for oil and gas properties, and developmental and exploration expenditures, as follows:

		December 31,
	September 30, 2010
(In thousands of Canadian dollars)		2009	2008

	(Unaudited)
Canadian exploration pools (deductible at 100% annually)	$76,591	$55,783	$3,805
Canadian development pools (deductible at 30% annually)	130,795	93,575	165,277
Canadian oil and gas property pools (deductible at 10% annually)	28,642	11,891	51,545
Canadian capital cost allowance (deductible at 4% - 100% annually)	109,852	83,336	112,374

	$345,880	$244,585	$333,001

Other Canadian tax pools and loss carryforwards available to reduce future Canadian federal income taxes were approximately $11.1 million at September 30, 2010, which may be carried forward indefinitely.

Accounting for uncertainty in income taxes

The Company has no uncertain tax benefits as of September 30, 2010 and December 31, 2009 and 2008 and, accordingly, no liability has been recorded.

(6)   Shareholders' equity:

At September 30, 2010 and December 31, 2009, the Company had 2,106 shares of common stock with no par value outstanding. The owners of all of the outstanding shares of common stock are Forest and certain of its wholly-owned subsidiaries. The Company has an unlimited number of common shares authorized and has no other class of stock authorized or outstanding.

(7)   Stock-based compensation:

CFOL employees and Canadian directors of Forest participate in various Forest equity incentive plans under which qualified and non-qualified stock options, restricted stock, phantom stock units, and other awards may be granted to employees, consultants, and non-employee directors.

The table below sets forth total stock-based compensation recorded during the nine months ended September 30, 2010 and 2009 and during the years ended December 31, 2009, 2008, and 2007, and the remaining unamortized amounts and the weighted average amortization period remaining as of September 30, 2010 and December 31, 2009.

(In thousands)	Stock options	Performance units	Phantom stock units	Total

Nine months ended September 30, 2010 (unaudited):
Total stock-based compensation costs	$—	$62	$2,010	$2,072
Less: stock-based compensation costs capitalized	—	(26)	(1,162)	(1,188)

Stock-based compensation costs expensed	$—	$36	$848	$884

Unamortized stock-based compensation costs as of September 30, 2010	$—	$313	$4,680 (1)	$4,993
Weighted average amortization period remaining as of September 30, 2010	—	2.5 years	2.3 years	2.3 years
Nine months ended September 30, 2009 (unaudited):
Total stock-based compensation costs	$17	$—	$763	$780
Less: stock-based compensation costs capitalized	(13)	—	(466)	(479)

Stock-based compensation costs expensed	$4	$—	$297	$301

Year ended December 31, 2009:
Total stock-based compensation costs	$19	$—	$1,345	$1,364
Less: stock-based compensation costs capitalized	(15)	—	(779)	(794)

Stock-based compensation costs expensed	$4	$—	$566	$570

Unamortized stock-based compensation costs as of December 31, 2009	$—	$—	$2,532 (2)	$2,532
Weighted average amortization period remaining as of December 31, 2009	—	—	2.0 years	2.0 years
Year ended December 31, 2008:
Total stock-based compensation costs	$245	$—	$222	$467
Less: stock-based compensation costs capitalized	(152)	—	(124)	(276)

Stock-based compensation costs expensed	$93	$—	$98	$191

Year ended December 31, 2007:
Total stock-based compensation costs	$352	$—	$2,177	$2,529
Less: stock-based compensation costs capitalized	(217)	—	(1,380)	(1,597)

Stock-based compensation costs expensed	$135	$—	$797	$932

(1) Based on the closing price of Forest's common stock on September 30, 2010.

(2) Based on the closing price of Forest's common stock on December 31, 2009.

Stock options

The following table summarizes stock option activity for CFOL employees and Canadian directors of Forest for the years ended December 31, 2009, 2008, and 2007 and the nine months ended September 30, 2010 (unaudited).

	Number of Forest options	Weighted average exercise price	Aggregate intrinsic value (in thousands)(1)	Number of options exercisable

Outstanding at January 1, 2007	243,413	$20.36	$3,010	149,780
Granted	5,000	36.79
Exercised	(33,948)	21.01	627
Cancelled	(1,931)	26.46

Outstanding at December 31, 2007	212,534	20.58	6,508	168,955
Granted	—	—
Exercised	(41,733)	19.77	1,663
Cancelled	(1,857)	20.60

Outstanding at December 31, 2008	168,944	20.78	18	164,674
Granted	—	—
Exercised	—	—	—
Cancelled	(60,026)	19.03

Outstanding at December 31, 2009	108,918	21.75	324	108,918
Granted	—	—
Exercised	(40,045)	19.93	278
Cancelled	(10,000)	36.87

Outstanding at September 30, 2010	58,873	20.43	553	58,873

(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option.

Stock options are granted at the fair market value of one share of Forest common stock on the date of grant and have a term of ten years. Options granted to non-employee directors vest immediately and options granted to officers and other employees vest in increments of 25% on each of the first four anniversary dates of the date of grant.

The fair value of options granted in 2007 was estimated using the Black-Scholes option pricing model. The following assumptions were used to compute the weighted average fair market value of options granted during 2007:

2007

Expected life of options	10.0 years
Risk free interest rate	4.65%
Estimated volatility	44%
Dividend yield	0.0%
Weighted average fair market value of options granted during the year	$22.82

The following tables summarize information about options to purchase Forest common stock held by CFOL employees and Canadian directors of Forest outstanding at September 30, 2010 and December 31, 2009:

	September 30, 2010
	Stock options outstanding and exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value (in thousands)

	(Unaudited)
$15.65 - 16.85	13,523	2.09	$16.42	$180
18.26 - 18.69	8,287	1.07	18.34	94
20.60 - 20.60	28,112	3.51	20.60	257
20.81 - 29.22	6,723	3.83	26.49	22
32.01 - 32.01	2,228	0.17	32.01	—

$15.65 - 32.01	58,873	2.75	20.43	$553

	December 31, 2009
	Stock options outstanding and exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value (in thousands)

$14.73 - 16.82	23,182	1.11	$15.89	$160
16.85 - 18.69	13,488	2.45	17.77	68
20.60 - 20.60	31,007	4.09	20.60	67
20.81 - 21.32	17,125	0.69	21.08	29
25.73 - 36.95	24,116	1.36	31.57	—

$14.73 - 36.95	108,918	2.11	21.75	$324

Restricted stock and phantom stock units

The following table summarizes performance and phantom stock unit activity for CFOL employees and Canadian directors of Forest for the nine months ended September 30, 2010 (unaudited) and the years 2009, 2008, and 2007. The grant date fair value of the phantom stock units was determined by reference to the average of the high and low stock price of a share of Forest common stock as published by the New York Stock Exchange on the date of grant. The grant date fair value of the performance units was determined using a process that takes into account probability-weighted shareholder returns assuming a large number of possible stock price paths (which are modeled based on inputs such as volatility and the risk-free interest rate).

	Performance units		Phantom stock units(1)
	Number of units	Weighted average grant date fair value per unit	Number of units	Weighted average grant date fair value per unit	Vest date fair value (in thousands)(2)

Unvested at January 1, 2007	—		77,950	$44.32
Awarded	—		90,700	41.01
Vested	—		—	—	$—
Forfeited	—		(4,150)	44.17

Unvested at December 31, 2007	—		164,500	42.50
Awarded	—		79,554	61.53
Vested	—		(70,300)	45.06	1,332
Forfeited	—		(15,000)	45.15

Unvested at December 31, 2008	—		158,754	50.65
Awarded	—		105,595	17.90
Vested	—		(7,429)	42.82	137
Forfeited	—		(20,375)	47.97

Unvested at December 30, 2009	—		236,545	36.51
Awarded	12,500	$31.63	142,785	25.30
Vested	—		(64,250)	42.21	1,885
Forfeited	—		(42,550)	39.23

Unvested at September 30, 2010	12,500	31.63	272,530	28.87

(1) Of the unvested units of phantom stock at September 30, 2010, 251,785 units can be settled in cash, shares of common stock, or a combination of both, while the remaining 20,745 units can only be settled in cash. Of the unvested units of phantom stock at December 31, 2009, 217,600 units can be settled in cash, shares of common stock, or a combination of both, while the remaining 18,945 units can only be settled in cash.

(2) Of the 64,250 phantom stock units that vested during 2010, 63,750 units were settled in shares of common stock and 500 units were settled in cash. Of the 7,429 phantom stock units that vested in 2009, all units were settled in shares of common stock. Of the 70,300 phantom stock units that vested during 2008, 70,050 units were settled in shares of common stock and 250 units were settled in cash.

The phantom stock units generally vest on the third anniversary of the date of the award, but may vest earlier upon a qualifying disability, death, retirement, certain involuntary terminations, or a change in control of Forest in accordance with the term of the underlying agreement. The phantom stock units can be settled in cash, shares of Forest's common stock, or a combination of both.

Each performance unit represents a contractual right to receive one share of Forest's common stock; provided that the actual number of shares that may be deliverable under an award will range from 0% to 200% of the number of performance units awarded, depending on Forest's relative total shareholder return in comparison to an identified peer group during the thirty-six month performance period ending on March 31, 2013.

If Forest proceeds with the final distribution of its remaining shares of Lone Pine common stock to its shareholders after the completion of the Offering, CFOL's employees will be deemed to have been involuntarily terminated under the terms of their phantom stock unit and performance unit agreements and their awards under those agreements will vest in full in accordance with those terms.

(8)   Employee benefits:

Postretirement benefits

CFOL provides postretirement benefits to employees, their beneficiaries, and covered dependents. These benefits, which consist primarily of medical benefits payable on behalf of retirees, are closed to new participants.

Expected benefit payments

As of December 31, 2009, it is anticipated that the Company will be required to fund benefit payments directly for the postretirement benefits plan in 2010 through 2014 and in the aggregate for the years 2015 through 2019 in the following amounts:

	Year ended December 31,
(In thousands)	2010	2011	2012	2013	2014	2015 - 2019

Postretirement benefits plan expected funding	$47	$50	$53	$54	$54	$308

Benefit obligations

The following table sets forth the estimated benefit obligations associated with the Company's postretirement benefits plan.

	Year ended December 31,
(In thousands)	2009	2008

Benefit obligation at the beginning of the year	$1,020	$1,261
Service cost	—	11
Interest cost	78	53
Actuarial gain	(115)	(21)
Benefits paid	(47)	(50)
Impact of foreign currency exchange rate	162	(234)

Benefit obligation at the end of the year	$1,098	$1,020

Fair value of plan assets

There are no assets set aside under the postretirement benefit plan. Any benefit plan payments made by the Company are treated as contributions. The following table sets forth a rollforward of the fair value of the plan assets.

	Year ended December 31,
(In thousands)	2009	2008

Fair value of plan assets at beginning of the year	$—	$—
Employer contribution	47	50
Benefits paid	(47)	(50)

Fair value of plan assets at the end of the year	$—	$—

Funded status

The following table sets forth the funded status of the Company's postretirement benefits plan.

	Year ended December 31,
(In thousands)	2009	2008

Excess of benefit obligation over plan assets	$(1,098)	$(1,020)
Unrecognized actuarial loss	298	379

Net amount recognized	$(800)	$(641)

Amounts recognized in the balance sheet consist of:
Accrued benefit liability—noncurrent	$(1,098)	$(1,020)
Accumulated other comprehensive income—net actuarial loss	298	379

Net amount recognized	$(800)	$(641)

Annual periodic expense and actuarial assumptions

The following tables set forth the components of the net periodic cost and the underlying weighted average actuarial assumptions.

	Year ended December 31,
(In thousands)	2009	2008	2007

Service cost	$—	$11	$—
Interest cost	78	53	58
Recognized actuarial loss	27	29	52

Total net periodic expense	$105	$93	$110

Assumptions used to determine net periodic expense:
Discount rate	6.74%	5.39%	3.98%

Assumptions used to determine benefit obligations:
Discount rate	4.50%	6.74%	5.39%

The discount rates used to determine benefit obligations were determined by adjusting the Moody's Aa Corporate bond yield to reflect the difference between the duration of the future estimated cash flows of the plans and the other postretirement benefit obligations and the duration of the Moody's Aa index.

The Company estimates that net periodic expense for the year ended December 31, 2010, will include expense of $18,000 resulting from the amortization of its related accumulated actuarial loss included in accumulated other comprehensive income at December 31, 2009.

The assumed health care cost trend rates that were used to measure the expected cost of benefits covered by the postretirement benefits plan were 10.0% in 2010, 9.5% in 2011, 9.0% in 2012, 8.5% in 2013, 8.0% in 2014, and 7.5% thereafter for the medical benefits and 6.5% in 2010, 6.2% in 2011, 5.9% in 2012, 5.6% in 2013, 5.3% in 2014, and 5.0% thereafter for the dental benefits.

Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2009:

(In thousands)	1% increase	1% decrease

Effect on service and interest cost components	$—	$—
Effect on postretirement benefit obligation	143	(121)

Other employee benefit plans

CFOL sponsors various defined contribution plans under which the Company contributed matching contributions equal to $.6 million in 2009, $.5 million in 2008, and $.6 million in 2007.

(9)   Fair value measurements:

In September 2006, the FASB issued authoritative guidance that clarified the definition of fair value, established a framework for measuring fair value, and expanded disclosures about fair value measurements. The Company adopted the provisions of this guidance as of January 1, 2008 for all financial and nonfinancial assets and liabilities recognized or disclosed at fair value on a recurring basis. The Company also adopted this guidance as it relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis as of January 1, 2009. The adoption of this guidance did not materially impact the Company's financial position, results of operations, or cash flow.

The authoritative guidance established a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company had no assets and liabilities that are measured at fair value on a recurring basis at September 30, 2010 or December 31, 2009.

The carrying amounts and estimated fair values of the Company's financial instruments are summarized below as of the dates indicated.

	September 30, 2010		December 31, 2009		December 31, 2008
(In thousands)	Carrying amount	Fair value(1)	Carrying amount	Fair value(1)	Carrying amount	Fair value(1)

	(Unaudited)
Assets:
Cash	$8,921	$8,921	$8,946	$8,946	$—	$—
Liabilities:
Advances payable to Forest Oil Corporation	16,021	16,021	7,307	7,307	3,633	3,633
Note payable to Forest Oil Corporation	224,306	224,306	135,529	135,529	93,052	93,052
Credit facility	—	—	—	—	94,415	94,415

(1) The Company used various assumptions and methods in estimating the fair values of its financial instruments. The carrying amount of advances payable to Forest approximated fair value due to the short-term nature of the advances. The carrying amount of the note payable to Forest approximated fair value due to the short-term nature of the note (the note is due on demand). The carrying amount of the credit facility approximated fair value since borrowings bear interest at variable market rates.

(10) Related party transactions:

Forest has historically provided corporate services such as executive oversight, insurance and risk management, treasury, information technology, legal, accounting, tax, marketing, corporate engineering, human resources, and other services to the Company. Forest charges the Company management and insurance fees to cover these costs. These management and insurance fees and other costs incurred by Forest on the Company's behalf, such as direct costs associated with acquisition and divestiture activities, settlements of equity compensation awards to CFOL employees and Canadian directors of Forest, and other general and administrative expenses, such as travel and legal, are accrued in a payable to Forest account, which is classified as a current liability within the Consolidated Balance Sheet. Interest accrues on this balance, except for the portion attributable to equity compensation awards, at prime plus 5% per annum. The interest bearing balance is to be repaid no later than the end of the second calendar month following the month in which the related transaction occurred and the non-interest bearing balance is to be repaid immediately upon notice of an equity award exercise or settlement; however, Forest has historically accepted repayment of these balances in the second year following the initial accrual.

In addition to the payable due to Forest as discussed above, CFOL has a promissory note to Forest, under which CFOL can borrow up to $500 million. See Note 4 for more information on this note.

The amounts due to Forest as of the periods presented are as follows:

		December 31,
	September 30, 2010
(In thousands)		2009	2008

	(Unaudited)
Interest bearing advances	$13,579	$6,099	$2,220
Non-interest bearing advances	2,442	1,208	1,413
Accrued interest on interest bearing advances	749	259	548
Accrued interest on note payable	18,553	13,631	8,830

Advances and accrued interest payable to Forest Oil Corporation	35,323	21,197	13,011
Note payable to Forest Oil Corporation	224,306	135,529	93,052

Total due to Forest Oil Corporation	$259,629	$156,726	$106,063

The amounts of management and insurance fees and other reimbursable costs billed by Forest to CFOL and included in CFOL's consolidated financial statements for the periods presented are shown in the table below. This table does not include stock-based compensation costs or interest expense. See Note 7 for more information on stock-based compensation.

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Management and insurance fees	$1,448	$1,283	$1,807	$1,563	$1,850
Other	1,488	208	824	419	345

	$2,936	$1,491	$2,631	$1,982	$2,195

(11) Commitments and contingencies:

The table below shows the Company's future rental payments under non-cancelable operating leases and unconditional purchase obligations as of December 31, 2009.

(In thousands)	2010	2011	2012	2013	After 2013	Total

Operating leases(1)	$1,072	$970	$23	$2	$—	$2,067
Firm transportation commitments	4,912	4,666	106	1,759	—	11,443

	$5,984	$5,636	$129	$1,761	$—	$13,510

(1) Includes future rental payments for office facilities and equipment and vehicles under the remaining terms of non-cancelable operating leases.

The table below shows the Company's future rental payments under non-cancelable operating leases and unconditional purchase obligations as of September 30, 2010.

(In thousands)	2010	2011	2012	2013	After 2013	Total

	(Unaudited)
Operating leases(1)	$144	$991	$24	$2	$—	$1,161
Firm transportation commitments	1,674	6,567	4,757	1,796	—	14,794

	$1,818	$7,558	$4,781	$1,798	$—	$15,955

(1) Includes future rental payments for office facilities and equipment and vehicles under the remaining terms of non-cancelable operating leases.

Rental payments under non-cancelable operating leases charged to expense (subject to capitalization under the full cost method of accounting) were $.9 million and $.7 million for the nine months ended September 30, 2010 and 2009, respectively, and $1.0 million for each of the years ended December 31, 2009, 2008, and 2007. The Company has no leases that are accounted for as capital leases. Payments under firm transportation commitments charged to expense were $3.9 million and $2.7 million for the nine months ended September 30, 2010 and 2009, respectively, and $3.6 million, $3.9 million, and $4.4 million for the years ended December 31, 2009, 2008, and 2007, respectively. As of September 30, 2010, the Company has a delivery commitment of approximately 21 Bbtu/d of natural gas, which provides for a price equal to NYMEX Henry Hub less $1.49 to a buyer through October 31, 2014, unless the Henry Hub price exceeds $6.50 per MMBtu, at which point the Company shares the amount of excess equally with the buyer.

CFOL, in the ordinary course of business, is a party to various lawsuits, claims, and proceedings. While the Company believes that the amount of any potential loss upon resolution of these matters would not be material to our consolidated financial position, the ultimate outcome of these matters is inherently difficult to predict with any certainty. In the event of an unfavorable outcome, the potential loss could have an adverse effect on CFOL's results of operations and cash flow in the reporting periods in which any such actions are resolved. CFOL is also involved in a number of governmental proceedings in the ordinary course of business, including environmental matters.

(12) Costs, expenses, and other:

The table below sets forth the components of "Other, net" in the Consolidated Statements of Operations for the periods indicated.

	Nine months ended September 30,		Year ended December 31,
(In thousands)	2010	2009	2009	2008	2007

	(Unaudited)
Accretion of asset retirement obligations	$774	$727	$1,009	$1,130	$903
Other, net	580	20	315	363	55

	$1,354	$747	$1,324	$1,493	$958

(13) Supplemental financial data—oil and gas producing activities (unaudited):

Estimated proved oil and gas reserves

The reserve estimates as of December 31, 2009 presented herein were made in accordance with oil and gas reserve estimation and disclosure authoritative accounting guidance issued by the FASB effective for reporting periods ending on or after December 31, 2009. This guidance was issued to align the accounting oil and gas reserve estimation and disclosure requirements with the requirements in the SEC's final rule, "Modernization of Oil and Gas Reporting," which was also effective for annual reports for fiscal years ending on or after December 31, 2009.

The new guidance includes updated definitions of proved oil and gas reserves, proved undeveloped oil and gas reserves, oil and gas producing activities, and other terms used in estimating proved oil and gas reserves. Proved oil and gas reserves as of December 31, 2009 were calculated based on the prices for oil and gas during the twelve month period before the reporting date, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, rather than the year-end spot prices, which had been used in years prior to 2009. This average price is also used in calculating the aggregate amount of and changes in future cash inflows related to the standardized measure of discounted future cash flows. Undrilled locations can be classified as having proved undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. The new guidance broadened the types of technologies that a company may use to establish reserve estimates and also broadened the definition of oil and gas producing activities to include the extraction of non-traditional resources, including bitumen extracted from oil sands as well as oil and gas extracted from shales. Prior period data presented throughout this footnote is not required to be, nor has it been, updated based on the new guidance.

The effect of adopting the new guidance negatively impacted the Company's estimated quantity of total proved reserves as of December 31, 2009 by approximately 65 Bcfe primarily due to pricing methodology changes and the five-year limit on proved undeveloped reserves, offset somewhat by the use of new technologies to establish proved undeveloped reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. Existing economic conditions include the average prices for oil and gas during the twelve month period before the reporting date for 2009 and the year-end spot prices for oil and gas for 2008 and 2007, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Prices do not include the effects of commodity derivatives. Existing economic conditions include year-end cost estimates for all years presented. For the years ended December 31, 2009, 2008, and 2007, the Company engaged DeGolyer and MacNaughton, an independent petroleum engineering firm, to perform reserve audit services.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well or (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company's estimates of its net proved, net proved developed, and net proved undeveloped oil and gas reserves, all of which are located in Canada, as of December 31, 2009, 2008, and 2007 and changes in its net proved oil and gas reserves for the years then ended are presented in the table below.

	Liquids (MBbls)	Gas (MMcf)	Total MMcfe

Balance at January 1, 2007	5,695	197,943	232,113
Revisions of previous estimates	(357)	(12,837)	(14,979)
Extensions and discoveries	3,041	48,171	66,417
Production	(1,060)	(25,079)	(31,439)

Balance at December 31, 2007	7,319	208,198	252,112
Revisions of previous estimates	(1,493)	1,813	(7,145)
Extensions and discoveries	4,112	50,817	75,489
Production	(1,102)	(23,313)	(29,925)

Balance at December 31, 2008	8,836	237,515	290,531
Revisions of previous estimates	2,814	(33,020)	(16,136)
Extensions and discoveries	7,220	110,299	153,619
Production	(856)	(23,248)	(28,384)
Sales of reserves in place	(1,160)	(70,345)	(77,305)

Balance at December 31, 2009	16,854	221,201	322,325

Proved developed reserves at:
January 1, 2007	5,041	158,174	188,420
December 31, 2007	4,947	163,438	193,120
December 31, 2008	5,827	192,338	227,300
December 31, 2009	6,202	169,740	206,952
Proved undeveloped reserves at:
January 1, 2007	654	39,769	43,693
December 31, 2007	2,372	44,760	58,992
December 31, 2008	3,009	45,177	63,231
December 31, 2009	10,652	51,461	115,373

Aggregate capitalized costs

The aggregate capitalized costs relating to oil and gas producing activities at the end of each of the years indicated were as follows:

	Year ended December 31,
(In thousands)	2009	2008	2007

Costs related to proved properties	$1,390,247	$1,213,130	$1,301,353
Costs related to unproved properties	66,207	69,248	63,951

	1,456,454	1,282,378	1,365,304
Less accumulated depletion	(1,003,306)	(607,243)	(654,009)

	$453,148	$675,135	$711,295

Costs incurred in oil and gas property acquisition, exploration, and development activities

The following costs were incurred in oil and gas property acquisition, exploration, and development activities during the years ended December 31, 2009, 2008, and 2007:

(In thousands)	2009	2008	2007

Property acquisition costs:
Proved properties	$—	$—	$6
Exploration costs	36,856	51,628	35,861
Development costs	51,422	146,325	137,351

Total costs incurred(1)	$88,278	$197,953	$173,218

(1) Includes amounts relating to estimated asset retirement obligations of $1.8 million, ($3.2) million, and ($.6) million for the years ended December 31, 2009, 2008 and 2007, respectively.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities for the years ended December 31, 2009, 2008, and 2007 are presented below.

(In thousands)	2009	2008	2007

Oil and gas sales	$112,251	$250,502	$190,263
Expenses:
Production expense	38,321	49,339	45,403
Depletion expense	55,947	85,859	84,181
Ceiling test write-down of oil and gas properties	199,021	—	—
Accretion of asset retirement obligations	1,009	1,130	903
Income tax	(52,817)	33,721	16,486

Total expenses	241,481	170,049	146,973

Results of operations from oil and gas producing activities	$(129,230)	$80,453	$43,290

Depletion rate per Mcfe	$1.97	$2.87	$2.68

The adoption in 2009 of the oil and gas reserve estimation and disclosure authoritative accounting guidance issued by the FASB did not have a significant impact on the Company's 2009 net loss and loss per share amounts.

Standardized measure of discounted future net cash flows

Future oil and gas sales are calculated applying the prices used in estimating the Company's proved oil and gas reserves to the year-end quantities of those reserves. Future price changes were considered only to the extent provided by contractual arrangements in existence at each year-end. Future production and development costs, which include costs related to plugging of wells, removal of facilities and equipment, and site restoration, are calculated by estimating the expenditures to be incurred in producing and developing the proved oil and gas reserves at the end of each year, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the estimated future pretax net cash flows relating to proved oil and gas reserves, less the tax bases of the properties involved. The future income tax expenses give effect to tax deductions, credits, and allowances relating to the proved oil and gas reserves. All cash flow amounts, including income taxes, are discounted at 10%.

Changes in the demand for oil and natural gas, inflation, and other factors make such estimates inherently imprecise and subject to substantial revision. The following table should not be construed to be an estimate of the current market value of the Company's proved reserves. Management does not rely upon the information that follows in making investment decisions.

	December 31,
(In thousands)	2009	2008	2007

Future oil and gas sales	$1,956,498	$1,605,699	$1,850,767
Future production costs	(488,533)	(349,487)	(410,650)
Future development costs	(290,862)	(145,415)	(141,838)
Future income taxes	(250,675)	(229,487)	(277,975)

Future net cash flows	926,428	881,310	1,020,304
10% annual discount for estimated timing of cash flows	(427,738)	(360,635)	(388,956)

Standardized measure of discounted future net cash flows	$498,690	$520,675	$631,348

The adoption of the oil and gas reserve estimation and disclosure authoritative accounting guidance issued by the FASB effective for reporting periods ending on or after December 31, 2009 reduced the Company's standardized measure of discounted future net cash flows as of December 31, 2009 by approximately $275 million, as compared to what the Company's standardized measure of discounted future net cash flows would have been under the accounting guidance that existed prior to the new guidance. The decrease in the standardized measure of discounted future net cash flows under the new guidance was primarily due to a decrease in prices used in calculating the measure.

Changes in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves

An analysis of the changes in the standardized measure of discounted future net cash flows during each of the last three years is as follows:

	December 31,
(In thousands)	2009	2008	2007

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at beginning of year	$520,675	$631,348	$450,503
Changes resulting from:
Sales of oil and gas, net of production costs	(73,930)	(201,163)	(144,860)
Net changes in prices and future production costs	(165,470)	(330,774)	171,640
Net changes in future development costs	27,703	51,230	5,576
Extensions, discoveries, and improved recovery	228,221	266,578	115,047
Development costs incurred during the period	10,755	51,413	54,296
Revisions of previous quantity estimates	31,247	(15,250)	(48,806)
Changes in production rates, timing, and other	(88,735)	(43,484)	(2,197)
Sales of reserves in place	(62,065)	—	—
Accretion of discount on reserves at beginning of year	64,188	78,485	57,650
Net change in income taxes	6,101	32,292	(27,501)

Total change for year	(21,985)	(110,673)	180,845

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at end of year	$498,690	$520,675	$631,348

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2009 was based on average prices and year-end costs. The Henry Hub average natural gas price and West Texas Intermediate ("WTI") average oil price during the twelve-month period prior to December 31, 2009 were $3.87 per MMBtu and $61.08 per barrel, respectively. The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2008 and 2007 was based on year-end prices and costs. The WTI spot price for oil and Henry Hub spot price for natural gas at December 31, 2008 were $44.60 per barrel and $5.71 per MMBtu, respectively. The WTI spot price for oil and Henry Hub spot price for natural gas at December 31, 2007 were $95.98 per barrel and $6.80 per MMBtu, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Lone Pine Resources Inc.

We have audited the accompanying balance sheet of Lone Pine Resources Inc. as of September 30, 2010. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Lone Pine Resources Inc. at September 30, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Denver, Colorado
December 9, 2010

Lone Pine Resources Inc.
Consolidated balance sheet

September 30, 2010

ASSETS
Total assets	$—

$—

STOCKHOLDER'S EQUITY
Common stock, $.01 par value; 1,000 shares authorized; 1 share issued and outstanding	$.01
Capital surplus	9.99
Receivable from stockholder	(10.00)

Total stockholder's equity	$—

Lone Pine Resources Inc.
Notes to balance sheet
September 30, 2010

(1)   Organization and basis of presentation

Organization

Lone Pine Resources Inc. ("Lone Pine") was incorporated pursuant to the laws of the State of Delaware on September 30, 2010 and is currently a wholly-owned subsidiary of Forest Oil Corporation ("Forest"). Forest is an independent oil and gas company engaged in the acquisition, exploration, development, and production of oil, natural gas, and natural gas liquids primarily in North America. Canadian Forest Oil Ltd. ("CFOL"), a wholly-owned subsidiary of Forest and certain of Forest's other wholly-owned subsidiaries, holds and operates all of Forest's interests in Canada. Lone Pine was formed to become the holding company for CFOL. Forest intends to contribute its direct and indirect ownership interests in CFOL to Lone Pine in conjunction with Lone Pine's initial public offering of common stock.

Basis of presentation

This balance sheet is presented in conformity with U.S. generally accepted accounting principles. Separate Statements of Operations, Stockholder's Equity, and Cash Flows have not been presented because Lone Pine has had no business transactions or activities to date.

Subsequent events have been evaluated through December 9, 2010, which is the date the financial statements were available to be issued.

(2)   Stockholder's equity

At September 30, 2010, Lone Pine had 1 share of common stock, $.01 par value, outstanding. Lone Pine is currently authorized to issue 1,000 shares of common stock. Forest is the owner of Lone Pine's outstanding common stock and as of September 30, 2010, Lone Pine has a $10 receivable from Forest equal to the sale price of the share Forest owns.

(3)   Income taxes

As of September 30, 2010, Lone Pine has no accumulated undistributed book earnings. Subsequent to the completion of Lone Pine's initial public offering, Lone Pine does not expect to repatriate any of its earnings to the United States. Instead, all cash flow generated is expected to be reinvested in Canada for exploration, development, or acquisition activities or utilized to satisfy other obligations in Canada. Should Lone Pine repatriate Canadian earnings, it may be subject to U.S. income taxes and Canadian withholding taxes. It is not practicable to estimate the amount of such taxes that may be payable if such a distribution occurs. Lone Pine currently has no foreign tax credits to offset such taxes.

                   shares

Lone Pine Resources Inc.

Common Stock

Prospectus

J.P. Morgan

                           , 2010

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of he date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until                           , 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth our estimated costs and expenses (other than underwriting discounts) payable in connection with this offering.

SEC registration fee		$26,738
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Financial statement consulting fees		*
NYSE listing fee		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*      To be provided by amendment.

Item 14.   Indemnification of directors and officers

Our certificate of incorporation provides that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent that the DGCL or any other law of the State of Delaware permits. If the DGCL or any other law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director will be limited to the fullest extent permitted by the amended DGCL or other law, as applicable.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and agents against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

Our bylaws also contain indemnification rights for our directors and our officers. Specifically, our bylaws provide that we shall indemnify our officers and directors to the fullest extent authorized by applicable law. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

Item 15.    Recent sales of unregistered securities

Except for the issuance of common stock to Forest, Lone Pine has not issued any securities in unregistered transactions. The issuance of common stock to Forest was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16.    Exhibits and financial statement schedules

(a) Exhibit Index

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

•
should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•
have been qualified by disclosures that were made to the other party in connection with the negotiation of the application agreement, which disclosures are not necessarily reflected in the agreement;

•
may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•
were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. The registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit no.	Description of exhibit

1.1	Form of Underwriting Agreement
3.1	Form of Amended and Restated Certificate of Incorporation of Lone Pine
3.2	Form of Amended and Restated Bylaws of Lone Pine
4.1	Form of Rights Agreement
4.2	Certificate of Designations
5.1	Opinion of Vinson & Elkins L.L.P.
10.1	Form of Separation and Distribution Agreement
10.2	Form of Transition Services Agreement
10.3	Form of Tax Sharing Agreement
10.4	Form of Employee Matters Agreement
10.5	Form of Registration Rights Agreement

Exhibit no.		Description of exhibit

10.6		Canadian Credit Agreement—Second Amended and Restated Credit Agreement dated as of June 6, 2007 among Canadian Forest Oil Ltd., each of the lenders party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, Bank of Montreal and The Toronto Dominion Bank, as Co-Canadian Documentation Agents, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, and JPMorgan Chase Bank, N.A. as Global Administrative Agent
10.7		First Amendment dated May 9, 2008 to Second Amended and Restated Combined Credit Agreements dated June 6, 2007, among Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders party thereto, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and JPMorgan Chase Bank N.A., Toronto Branch, as Canadian Administrative Agent
10.8		Second Amendment dated March 16, 2009, to Second Amended and Restated Combined Credit Agreements dated June 6, 2007, among Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is party thereto, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent
10.9		Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
10.10		Amendment No 1 dated May 13, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
10.11		Amendment No 2 dated June 15, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
21.1		List of Subsidiaries
23.1		Consent of Vinson & Elkins L.L.P. (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	*	Consent of Ernst & Young LLP
23.3	*	Consent of DeGolyer and MacNaughton
24.1	*	Powers of Attorney (included on the signature page of this Registration Statement)
99.1	*	Reserves Audit Report of DeGolyer and MacNaughton, independent petroleum engineering consulting firm, dated January 20, 2010
99.2	*	Consent of H. Craig Clark, Director Nominee
99.3	*	Consent of Patrick R. McDonald, Director Nominee

*      Filed herewith.

(b) Financial Statement Schedules

None.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Calgary, Alberta, Canada, on December 13, 2010.

Lone Pine Resources Inc.
By:	/s/ DAVID M. ANDERSON Name: David M. Anderson Title: President

Each person whose signature appears below appoints Michael N. Kennedy and Cyrus D. Marter IV, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 13, 2010.

Signature	Title

/s/ DAVID M. ANDERSON David M. Anderson	President and Director (Principal Executive Officer)
/s/ MICHAEL N. KENNEDY Michael N. Kennedy	Vice President and Director (Principal Financial Officer and Principal Accounting Officer)

Exhibit index

Exhibit no.		Description of exhibit

1.1		Form of Underwriting Agreement
3.1		Form of Amended and Restated Certificate of Incorporation of Lone Pine
3.2		Form of Amended and Restated Bylaws of Lone Pine
4.1		Form of Rights Agreement
4.2		Certificate of Designations
5.1		Opinion of Vinson & Elkins L.L.P.
10.1		Form of Separation and Distribution Agreement
10.2		Form of Transition Services Agreement
10.3		Form of Tax Sharing Agreement
10.4		Form of Employee Matters Agreement
10.5		Form of Registration Rights Agreement
10.6		Canadian Credit Agreement—Second Amended and Restated Credit Agreement dated as of June 6, 2007 among Canadian Forest Oil Ltd., each of the lenders party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, Bank of Montreal and The Toronto Dominion Bank, as Co-Canadian Documentation Agents, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent, and JPMorgan Chase Bank, N.A. as Global Administrative Agent
10.7		First Amendment dated May 9, 2008 to Second Amended and Restated Combined Credit Agreements dated June 6, 2007, among Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders party thereto, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and JPMorgan Chase Bank N.A., Toronto Branch, as Canadian Administrative Agent
10.8		Second Amendment dated March 16, 2009, to Second Amended and Restated Combined Credit Agreements dated June 6, 2007, among Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is party thereto, JPMorgan Chase Bank, N.A., as Global Administrative Agent, and JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent
10.9		Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
10.10		Amendment No 1 dated May 13, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
10.11		Amendment No 2 dated June 15, 2010 to Second Amended and Restated Promissory Note dated March 25, 2010 between Canadian Forest Oil Ltd. and Forest Oil Corporation
21.1		List of Subsidiaries
23.1		Consent of Vinson & Elkins L.L.P. (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	*	Consent of Ernst & Young LLP
23.3	*	Consent of DeGolyer and MacNaughton
24.1	*	Powers of Attorney (included on the signature page of this Registration Statement)

Exhibit no.		Description of exhibit

99.1	*	Reserves Audit Report of DeGolyer and MacNaughton, independent petroleum engineering consulting firm, dated January 20, 2010
99.2	*	Consent of H. Craig Clark, Director Nominee
99.3	*	Consent of Patrick R. McDonald, Director Nominee

*      Filed herewith.